HellerEhrman

January 6, 2005



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200



SUPPL

PROCESSED
JAN 18 2005
THOMSON
FINANCIAL

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding results of the extraordinary general meeting held on 3rd January 2005 in relation to the major transaction, dated January 3, 2005, published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times, both on January 4, 2005;

(2) The Company's announcement regarding re-designation of director, dated December 31, 2004, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on January 3, 2005;

(3) The Company's circular regarding a major transaction: The proposed acquisition of companies comprising the Milwaukee, AEG and DREBO Electric Power Tools and accessories businesses of Atlas Copco AB, dated November 23, 2004;

(4) The Company's announcement regarding notice of the extraordinary general meeting, dated November 23, 2004, published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times, both on November 23, 2004;

(5) The Company's announcement regarding further delay in despatch of the circular, dated November 1, 2004, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on November 2, 2004;

(6) The Company's announcement regarding further delay in despatch of the circular, dated October 11, 2004, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on October 12, 2004;

(7) The Company's announcement regarding changes in directorships, dated September 30, 2004; published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times, both on October 4, 2004; and

(8) The Company's announcement regarding delay in despatch of circular, dated September 20, 2004, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on September 21, 2004.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

H:\dl:\ADR\19056\0001\31sec.doc

ClassifiedPost



South China Morning Post

WWW.CLASSIFIEDPOST.COM

HONG KONG 南華分類報

MONDAY, OCTOBER 4, 2004

CHINA Appointments

General Manager

Required for International Apparel Company

We are looking for an experienced G.M. to head our offices in Shanghai. The candidate must have outerwear experience and have spent time in U.S.A. understanding the demands of the North American market. The candidate should be willing and able to expand the source of supply as well as managing the various staff that we currently have. Only experienced and aggressive hands on applicants should apply. Please send a complete application stating your qualification and expected remuneration to The Recruitment Manager, c/o Suite 805, 9 Queen's Road Central, Hong Kong.



World Link Medical & Dental Centers Shanghai, China

World Link, operating a network of medical and dental facilities in Shanghai seeks OB/GYN physicians, Pharmacy Manager and Billing & Claim Expert. Excellent opportunity to discover China and work with an international team of medical professionals from North America, Europe, China, Japan and South East Asia. Board certified and 4-5 years experience is required for OB/GYN physician. Current license is required for Pharmacy Manager. Experience in account receivable or insurance health care claim is required for Billing & Claim Expert. Attractive package.

Interested candidates please forward resumes to the Human Resources Department at fax 8621 24028049 or email hr@worldlink-shanghai.com

For more information, visit our website at www.worldlink-shanghai.com.

Bookings?

Tel: 2565 8822

Fax: 2565 7272

E-mail: classified@scmp.com

Leading Inter'l Handbag and Accessory Company is expanding their office in Dongguan.

Experienced Handbag Designer

- must be capable to coordinate with U.S. designers in English; written & spoken
- knowledge of trends and styling
- work independently
- good experience in sample development

We offer an excellent package, please send your complete resume, expected salary to Bonnie Int'l (HK) Ltd., Room 403, Hankow Centre, 5-15 Hankow Rd, T.S.T. KLN. or email to connie_au@bonnie.com.hk

Personal data collected will be used for recruitment purpose only.

An expanding US based Company has the following position available:

QA MANAGER

- Degree or Diploma holder in Engineering or Quality Management Discipline.
- At least 5 years experience in establishing, maintaining and improving quality management system & procedures in manufacturing company
- Overseeing IQC, IPQC and QA
- *Familiar with ISO 9001 Quality system*
- Require experience in establishing SPC program
- Defect analysis skill and technical report writing skill required
- Direct communication with the Quality Manager in U.S.

Applicants must be fluent in English and Mandarin, 6 days work and station in Dongguan factory are required. Interested parties, please send full resume, contact telephone number, expected salary to I-ATC Asia Pacific Ltd. Attn.: General Manager, 19/F., Million Fortune Ind. Ctr., 34 Chai Wan Kok St., Tsuen Wan, N.T.

Personal data collected will be used for recruitment purpose only.

E-mail your ad to us *classified@scmp.com*

SECRETARIAL AND ADMINISTRATION Appointments

ADMINISTRATION OFFICER

A leading machinery tool, Sowa International Tool & Machine SRL, Canadian Company is looking for an administration officer to join their office in Hong Kong, to provide support and share business work in their expanding office.

Job Description:

- Responsible for office administration function for HK office
- Handle office operation, HR issues and administration
- Liaison with branch offices to enhance communication
- Organize and implement promotional activities and marketing events
- Review reports and to make them more functional and accurate

Requirements:

- Prepared to take additional duties and meet tight deadlines
- *Able to work with people of different cultural background*
- Positive work attitude: committed, accountable, enthusiastic, helpful, willing to learn and to participate and to serve others
- Responsible with strong leadership skills
- Have good understanding on trading business nature such as L/C application/amendments, shipment procedures, shipping documentation and contract or license renewals
- Have accounting knowledge
- Strong computer skills & communication skills
- Fluent English, Cantonese and Mandarin

Interested parties, please send your application with CV and expected salary to sales@sowahk.com.hk or fax to 2628 1622. (Personal data collected will be used for recruitment purposes only.) SCMP403466

At your service

Tel: 2680 8333

Fax: 2565 7272

E-mail: classified@scmp.com

CLHK Ltd. - Professional Firm seeks

- Experienced **Audio Typist** - *English/Cantonese*
- Fluent English Speaking
- Must hold a valid working visa/HKID Card

Please e-mail your resume and expected salary to admin@clhk.com.hk

Personal data collected will be used for recruitment purpose only.

Secretary

with 20 yrs. experience. Req. for office work & sales for central firm. Sal. $9,000-$12,000. Pls send resume to Bolwin Ltd. G.P.O. Box 4352, with proof of current or last salary. Quote SC on envelope.

Personal data collected will be used for recruitment purpose only.

A listed Company in Central urgently requires:

Secretary

- Form 7 with formal secretarial training
- Good command of spoken & written English & Mandarin
- Fast and accurate typing
- Computer knowledge
- At least 2 years relevant experience

Interested parties please call Ms Jade at 2810-4720 for arranging an interview.

GENERAL Appointments

Accounts Clerk

- Form 5 or above, LCC intermediate or above.
- Min 3 years relevant experience in Electronics [illegible]
- Able to handle full set of accounts and familiar with PRC accounting.
- Familiar with handling Purchases Ledger and data inputing.
- Maintain accounts for daily transactions and data input.
- Computer skills in MS Excel and MS Word.
- Willing to travel to PRC frequently.
- Good command of spoken and written English.
- Good command of Mandarin.
- Immediately available is preferred.

Interested parties please write full resume, INDICATE salary expected, and attached a recent photo to : Eastern Sources (Brothers) Electronics Co. Ltd. Address : Rm. 15-18, 5/F., Cardinal Industrial Bldg., 17 On Lok Mun St., Fanling, NT

Data collected would be used for recruitment purpose only."

Merchandiser

- 2-3 years experience
- Good communication skills to deal with overseas buyers and vendors
- Fluent in spoken and written Mandarin and English
- Computer literate
- Hardworking and independent

Interested parties, please fax resume with expected salary to 2542 1416 or email address: wendyjs@netvigator.com

Sun Island English Kindergarten

Administration Officer

- Degree or above,
- 1 to 2 years relevant working experience in education field and administration works, working experience in Kindergarten will be preferable,
- Good written and spoken English and Chinese,
- Well organized, able to work independently, good communication and presentation skills,
- Immediate availability preferred.

Interested parties please send your application letter and detailed CV with expected salary to headoffice@sunisland.edu.hk or by fax to 27717103.

Personal data collected will be used for recruitment purpose only.

Get Connected!

Look for this symbol now!

SCMP00123456 (Sample)

Three easy steps to get connected:

1. Watch for our online symbol on the ad
2. Log on to our Web site at www.classifiedpost.com
3. Enter the reference number in the Job Search field

Job details will immediately be available on your screen!

G-Set English Centre requires

Qualified Native English Teachers

- Part-time on Saturdays & Sundays
- TESOL, CELTA or Degree in English
- All teaching material provided

Please call Daniel or Glenn on 2877-1819, or send CV to gset@netvigator.com SCMP402068

Cosmetics Sourcer

One of the world's leading luxury brands seeks an EXPERIENCED cosmetics sourcer to source a new line. Extremely competitive compensation. Please email VictorW@Argent.com.

GLENEALY SCHOOL, [illegible] Robinson Road, Mid-levels, Hong Kong

Tel: (852) 2522 1919, Fax: (852) 2521 7838, Email: admin@glenealy.edu.hk

Website: http://www.glenealy.edu.hk

Principal: Mr. Ed Harvey

This is a two form entry primary school with capacity for 360 students.

Key Stage Two Teacher

Applications are invited from suitably qualified and experienced teachers to join a highly motivated and innovative team in this lively and happy school. For those applicants who are able to offer leadership/coordination of English, an additional allowance of 4 points will be available.

Closing date: Friday 11th October 2004.

SHA TIN COLLEGE, 3 Lai Wo Lane, Fo Tan, Sha Tin, Hong Kong

Tel: 2699 1811, Fax: 2695 0592, Email: info@shatincollege.edu.hk

Website: http://www.shatincollege.edu.hk

Principal: Mr. David Cottam

A secondary school with over 1,200 students on roll including 300 in years 12 and 13.

Teacher of English (Temporary Contract, 3 January-7 July 2005)

The school requires a full time Teacher of EAL / English to teach across the full age and ability range including IB Diploma students on a temporary contract from 3 January to 7 July 2005.

Teacher of Business Education (Temporary Contract, 3 January-7 July 2005)

The school requires a full time Teacher of Business and/ or Economics capable of teaching GCSE and IB Diploma standard.

Library Assistant

(full time, 39 hrs/week, term-time only, starting Nov 2004)

An assistant is required to work closely with the Librarian in maintaining and developing the school library. The successful candidate will be fluent in English, possess good ICT skills and be enthusiastic about children's literature and guiding students in their reading. The position holder will be required to take no pay leave in the school summer vacations.

Closing date for all Shatin College positions: Friday 8th October 2004

ISLAND SCHOOL, 20 Borrett Road, Hong Kong

Tel: 2524 7135, Fax: 2840 1673, Email: ntsjobs@mail.island.edu.hk

Website: http://www.island.edu.hk

Principal: Mr. David James

This is a Secondary school with 1150 students on roll including 280 in years 12-13.

Drama/Resources Technician (full time, 39 hrs/week)

This is a re-advertisement, applicants who have applied earlier will be reconsidered and need not reapply.

The school requires a knowledgeable, hard working and creative technician who will support all of the technical dimensions of the School's performances, exam coursework, assemblies and special events. The post holder should be able to offer guidance and support in respect of day-to-day resourcing and maintenance as well as some artistic direction. The personal qualities needed are flexibility, the ability to relate to young people, a high degree of independence and initiative. Good IT skills would be an advantage. Some evening and weekend work will be required within the contracted 39 hrs/ week.

Applications should include the current and expected salary.

Closing date : Friday 8th October 2004

Applications in writing, including a CV and the names and contact details (email/fax) of two professional referees should be emailed to the Principal of the appropriate school stating the position applied for as the email subject.

Applicants for teaching posts must have a professional teaching qualification e.g. BEd, BA+PGCE.

Personal data provided by job applicants will be used strictly in accordance with the English Schools Foundation's Personal Data Policy, a copy of which will be provided immediately upon request.

Website: http://www.esf.edu.hk

Vocational Training Council

Vocational Training Council 職業訓練局

External Relations Office

In support of the VTC's mission and in line with its 5-year Strategic Plan, the External Relations Office strives to build up strong relations and partnerships between the VTC and its major stakeholders. An important objective of the Office is to promote the corporate image of the VTC and the status of vocational education and training in society through delivering professional and cost-effective marketing and communication services. Applications are invited for the following posts.

(1) Senior Officer (Media Affairs/Publications) [illegible]

Major Duties: To (a) be responsible for media networking and liaising/coordinating with various media organizations in support of VTC's programme of marketing and publicity activities; (b) monitor press and public comments on the VTC; (c) arrange press conferences, press briefings and interviews; (d) write press releases and feature articles; (e) answer enquiries from the media and the general public; (f) be responsible for the editorial work of the VTC's publications, including periodicals for internal and external audiences; and (g) assist in the preparation and production of promotional publications of the Council and its institutions.

Requirement: (a) A recognized degree or equivalent; (b) at least 5 years' experience in the field of journalism, editing/copywriting and publishing; (c) excellent writing and editing skills, and preferably fluent in Putonghua; (d) good knowledge of current affairs and strong news sense; and (e) good interpersonal and communication skills.

(2) Officer (Marketing/Media Affairs) [illegible] $30,[illegible] per month

Major Duties: To (a) assist with the planning and organizing of promotional activities of the VTC; (b) assist in the preparation and production of marketing collaterals/promotional materials, corporate communication (internal and external) materials, promotional videos/films and other audio-visual materials; (c) edit and place advertisement; (d) arrange press conferences, press briefings and interviews; (e) write press releases and feature articles; (f) prepare reports of press coverage on the VTC; and (g) answer enquiries from the media and the general public.

Requirement: (a) A recognized degree or equivalent; (b) at least 2 years' post qualification working experience, preferably in advertising, marketing or journalistic field; (c) good written and spoken English, fluent Cantonese and written Chinese, and preferably the ability to speak Putonghua; and (d) good interpersonal, communication and presentation skills.

Estates, Health and Safety Division

(3) Quantity Surveying Officer - Salary: $12,[illegible] - $21,[illegible] per month

Major Duties: To (a) assist the Principal Survey Officer in the preparation of financial statements, cash flow statements, and updating of financial data and records for maintenance works; (b) check and measure on site the quantity of materials used; (c) prepare payment certificate and recommendation of payment to contractors; and (d) check star rates claims from contractors.

Requirement: (a) A recognized Higher Certificate or Diploma in Building Studies or equivalent; (b) at least 3 years' experience in handling site measurements and claims in building and building services contracts; (c) good knowledge of Excel and Access; and (d) working knowledge of building services.

Note: (1) For Posts (1) & (2), shortlisted applicants will be required to sit for a written test in both English and Chinese.
(2) The successful candidates may be required to perform duties outside normal office hours.

Conditions: The successful candidates will enter at the starting salary of the Posts. Appointment will be made on fixed-term contract. Subject to satisfactory performance, appointee may be granted service pay and discretionary performance bonus.

APPLICATIONS

(a) Application forms [VTC-1A (Rev. 10/98) for Posts (1) & (2) and VTC-1 (Rev. 10/98) for Post (3)] are obtainable: (i) from G/F., VTC Tower, 27 Wood Road, Wanchai, Hong Kong and Council's training centre complexes, skills centres and IVE campuses; (ii) from website http://www.vtc.edu.hk/jobs; or (iii) by fax (2919 1413).

(b) Completed application form together with full curriculum vitae should be sent to the Appointments Section, 19/F, VTC Tower, 27 Wood Road, Wanchai, Hong Kong. Please specify on envelope the post applied for.

Closing date for application: 16 October 2004

Applicants not invited for interview within 1 month from the closing date may consider their applications unsuccessful. The Council reserves the right not to fill the posts. Personal data collected will be used for recruitment purposes only and will be destroyed within 12 months.

Classified INDEX

Employment
China Appointments 1
General Appointments 1-2
Secretarial & Administration Appointments 1

Notices
Legal & General Notices 2-4

Miscellaneous
Articles For Sale 4
Business to Business 4
Lost 4

Property
Commercial/Industrial Premises
Island/ Kowloon/N.T - To Let 8
Island - To Sale 8
Residential Premises
Island/Kowloon/N.T. - To Let 8
Island - For Sales 8
Serviced Apartment/Suites 8
Overseas Properties 8

Post Services Guide 6-7
- Accounting / Taxation
- Business Centres
- Corporate Formation
- Decoration & Renovation
- Domestic Employment
- Education
- Feng Shui
- Immigration
- Legal Services
- Membership Services
- Relaxation
- Removals
- Travel
- Tuition

Motors & Boats
Cars For Sale 8
Cars Wanted 8

Both Classified Post ® and 南華分類報 ® are registered in the People's Republic of China.

Tel: 2565 8822 Fax: 2565 7272
Customer Services: 2680 8333

Sales Clerk

Fluent Speaking Eng. & Cantonese
F.5 above Age 16-26
Send resume & expected Sal. To Box No. 5565 GPO HK
Mintexy Int'l Ltd.

*** Required

Native Teachers

for our learning centre (English, Art & Crafts)

Fax: 2337 6511

Email: terrenz0405@yahoo.com.hk

Part time Native Japanese Speaking Assistant

Working in a Real Estate Agency in Happy Valley, with or without experience. Salary + commission

2892 1138

Native English Private Tutor

Wanted to teach Grade 5 English & Maths. $250 per hour, 3 days per week in afternoon, please contact Mr. Fung 9615 0528.

The fastest way to book an ad

e-mail: classified@scmp.com



GENERAL Appointments

IT OPPORTUNITIES

Macquarie Securities Asia - Hong Kong

achieve

The Macquarie Group is a leading provider of financial services with 5700 people in 22 countries. By focusing on business areas where our expertise will provide special value to clients, we have established leading positions in a diverse range of market segments and regions. Key to the Macquarie Group is Macquarie Securities Asia (MSA) which specialises in providing institutional and corporate stockbroking services in selected markets.

Our information technology team (ISD) has more than 700 staff located throughout Australia and in 10 overseas locations. In line with ongoing business growth and investment in technology, ISD is expanding. We are strengthening our IT capability to fully service the MSA business and need the very best people to join our team in a number of newly created positions including the following:

Support Analyst (Job No ISD121217) - You will deal with all facets of production support including problem investigation, systems enhancements, bug fixes, incident management, impact assessments and service improvements. You will need to have sound Unix, Visual Basic, VBA and Excel skills gained in a commercial environment.

Systems Developer (Job No ISD121791) - You will participate in all stages of the system development lifecycle. This 12 month contract role requires proven skills in C, C++, VB on UNIX and Windows and relational database experience (preferably Sybase).

Dealing Room Support Specialist (Job No ISD124870) - You will provide multi-level IT support for our Equity Markets businesses including the Back and Middle Office and International Trading. You will need a sound understanding of Microsoft operating systems and products and related administration, and working knowledge of Unix and market data services such as Bloomberg and Reuters. Knowledge of the Markets trader system is desirable.

If you are interested in creating your success with Macquarie, then we want to hear from you.

"ISD's role is to support business operations, respond to new business initiatives, and be pro active in advising on tomorrow's possibilities"

Nigel Smyth, Chief Information Officer

MACQUARIE

Legal & General Notices

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code : 669)

CHANGES IN DIRECTORSHIPS

The board of directors (the "Board") of Techtronic Industries Company Limited (the "Company") is pleased to announce that Mr. Manfred Kuhlmann ("Mr. Kuhlmann") has been appointed as an Independent Non-Executive Director of the Company and Mr. Vincent Ting Kau Cheung ("Mr. Cheung"), previously an Independent Non-Executive Director of the Company, has been re-designated as a Non-Executive Director of the Company, both with effect from 30th September, 2004. Following the re-designation, Mr. Cheung will cease to be the chairman of the audit committee of the Company, but he will remain as a member of the said committee.

MR. KUHLMANN

Mr. Kuhlmann was a General Manager of Dresdner Bank AG Hong Kong Branch during the period from 1994 to 1998 and was a General Manager of Dresdner Bank AG Dubai before his retirement in August 2004. Mr. Kuhlmann is a graduate of Banking Academy, Hamburg and has extensive experience in the finance and banking industry.

Mr. Kuhlmann had not held any directorship in any other listed companies during the three years preceding the date of this announcement. As at the date of this announcement, Mr. Kuhlmann did not have any interests in the share capital of the Company. Mr. Kuhlmann does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

Mr. Kuhlmann has confirmed that he does not have a material interest in any principal business activity of the Company nor is he involved in any material business dealings with the Company. He has confirmed that he had not for the past two years involved in the daily operations and the management of the Company.

There is no service contract between the Company and Mr. Kuhlmann. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. He is entitled to receive a director's fee and the amount of which will be determined by the Board. Further disclosure will be made once his director's fee is fixed.

MR. CHEUNG

Mr. Cheung is an executive director of Jade Dynasty Food Culture Group Limited, a non-executive director of Gold Peak Industries (Holdings) Limited and Paul Y. - ITC Construction Holdings Limited, all of which are listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Mr. Cheung was also an independent non-executive director of Datronix Holdings Limited, a company listed on the Main Board of the Stock Exchange and Leadership Publishing Group Limited, a company listed on the GEM Board of the Stock Exchange, until August 2002 and February 2003 respectively. Save as disclosed herein, Mr. Cheung had not held any directorship in any other listed companies during the three years preceding the date of this announcement. Mr. Cheung is a graduate in law from University College, London and has been a practising solicitor since 1970. He is qualified to practise law in Hong Kong and the UK and he is now the Managing Partner of Vincent T. K. Cheung, Yap & Co..

As at the date of this announcement, Mr. Cheung had personal interests of 1,920,000 shares in the share capital of the Company and had personal interests in the share option to subscribe for 800,000 shares of the Company. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Mr. Cheung does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Cheung. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. He is entitled to receive a director's fee and the amount of which will be determined by the Board. Further disclosure will be made once his director's fee is fixed.

Save as disclosed herein, there are no other matters which need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board comprises five Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 30th September, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国移动通信
CHINA MOBILE

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

ANNOUNCEMENT

This announcement describes the status of the application for land use right certificates and property title certificates in respect of the Group's interests in properties located in Guangdong Province.

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that the Group has not, during September this year, obtained any land use right certificates or property title certificates in respect of the remaining five properties located in Guangdong Province in which the Group has interests and for which such certificates have not been granted. Therefore, the Group is still in the process of applying for such certificates for these properties. The Board also confirms that the use of and the conduct of various activities at the five properties in Guangdong Province referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates. Further announcements will be made by the Company on a monthly basis to report on the progress of application for such certificates.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.

By order of the Board
CHINA MOBILE (HONG KONG) LIMITED
Yung Jacky Shun Loy
Company Secretary

Hong Kong, 30 September 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GRANDE

THE GRANDE HOLDINGS LIMITED

嘉域集團有限公司

(Incorporated in Cayman Islands and redomiciled to Bermuda with Limited Liability)

(Stock code: 186)

SPECIAL DIVIDEND DISTRIBUTION IN SPECIE OF THE COMPANY'S SHARES IN SANSUI ELECTRIC CO., LTD.

Further to the circular dated 31 May 2004 ("the Circular"), the Board of Directors of the Company ("the Board") announces a change in the delivery date of the Sansui Shares.

Words and expressions defined in this announcement have the same meanings as defined in the Circular, unless the context requires otherwise.

DELIVERY DATE OF SHARE CERTIFICATES FOR SANSUI SHARES

The Board of Directors of the Company announces that definitive certificates for Sansui Shares are expected to be despatched by post to the Qualifying Shareholders at their own risk on or before 12 November 2004 instead of 30 September 2004. As previously announced, share certificates for Sansui Shares will only be issued in the denomination of 1,000 shares or its whole multiple and fractional shares will not be issued.

REASON FOR THE POSTPONEMENT OF DELIVERY DATE

The reason for the postponement is owing to the insufficient time for the Company to issue all share certificates to the shareholders by 30 September 2004 as the quantity of share certificates requested by shareholders are more than expected.

The Board of Directors of the Company as at the date of this announcement comprised six executive directors: Mr. Christopher Ho Wing-On, Mr. Adrian Ma Chi Chiu, Ms. Christine Asprey Lai Shan, Mr. Michael Andrew Barclay Binney, Mr. Lam Chuck Fai and Mr. Paul Law Kwok Fai; and three independent non-executive directors: Mr. Herbert Tsoi Hak Kong, Mr. Johnny Lau Wing Hung and Mr. Martin Ian Wright.

For and on behalf of
The Grande Holdings Limited
Christopher Ho Wing-On
Chairman

Hong Kong, 30 September 2004

CHALCO

中国铝业股份有限公司*

ALUMINUM CORPORATION OF CHINA LIMITED*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ADJUSTMENT OF ALUMINA PRICE

Beginning from September 30, 2004, the Company has adjusted its spot sales price of alumina to Rmb 4,130 per tonne from Rmb 3,930 per tonne.

According to the current domestic and international alumina market and alumina price, Aluminum Corporation of China Limited (Stock Code: 2600) (the "Company") has adjusted its spot sales price of alumina to Rmb 4,130 per tonne from Rmb 3,930 per tonne beginning from September 30, 2004. The Company is the only producer of alumina in China.

The current CIF price for imported alumina to China is over USD 430 per tonne.

The board of directors of the Company (the "Board") confirms that save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-Executive Directors).

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

September 30, 2004

* *For identification only*

Legal & General Notices

MIRAMAR HOTEL AND INVESTMENT COMPANY, LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 71)

ANNOUNCEMENT
PURSUANT TO RULES 3.11 AND 3.23 OF THE LISTING RULES

This announcement is made by Miramar Hotel and Investment Company, Limited (the "Company") pursuant to Rules 3.11 and 3.23 of the Listing Rules in respect of the requirements under Rule 3.10(1) and (2) relating to independent non-executive directors and in respect of the requirements under Rule 3.21 relating to the audit committee of the Company.

The Company notes that under Rule 3.10(1) of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), every board of directors of a listed issuer must include at least three independent non-executive directors ("INEDs"), and that under Rule 3.10(2) at least one of the INEDs must have appropriate professional qualifications or accounting or related financial management expertise.

The Company also notes that under Rule 3.21 of the Listing Rules, every listed issuer must establish an audit committee, which must, among other things, comprise a minimum of three members, at least one of whom should be an INED with appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Rule 3.21 also requires the majority of the audit committee to be INEDs of the listed issuer.

The Company understands that the above requirements have taken effect from 31 March 2004, and under the transitional arrangement certain listed issuers (including the Company) are to comply with those requirements by 30 September 2004.

As at 30 September 2004, the board of directors of the Company includes only one INED, Dr David Sin Wai Kin. The audit committee of the Company currently comprises only two members, Dr Sin and Mr Patrick Fung Yuk Bun, another director of the Company. As announced by the Company on 4 August 2004, Mr Stephen Ho Tze Tung, previously an INED of the Company and a member of the audit committee of the Company, passed away on 28 July 2004.

In the circumstances, as at the date of this announcement, the requirements under Rules 3.10(1) and (2) of the Listing Rules relating to number of INEDs and professional qualification of at least one INED and under Rule 3.21 of the Listing Rules relating to audit committee as summarized above are not met by the Company.

The Company has endeavoured to identify additional persons as INEDs who would meet the requirements relating to INEDs under the Listing Rules and who would enable the Company to meet the requirements relating to the audit committee under the Listing Rules. The Company is in the process of establishing and confirming the independence of certain persons, taking into account the factors set out in Rule 3.13 of the Listing Rules.

The Company will endeavour to ensure that suitable candidates will be identified as INEDs as soon as possible to fulfill the requirements of Rules 3.10(1) and (2) and Rule 3.21 of the Listing Rules. Further announcement will be made by the Company upon the fulfillment of those requirements.

By Order of the Board
Miramar Hotel and Investment Company, Limited
Chu Kwok Sun
Corporate Secretary

Hong Kong, 30 September 2004

As at the date of this announcement, the Board of Directors comprises fourteen directors, namely Dr Ho Tim, Dr Lee Shau Kee, Dr David Sin Wai Kin, Mr Woo Kim Phoe, The Honourable Lee Quo Wei, Mr Patrick Fung Yuk Bun, Mr Dominic Cheng Ka On, Mr Richard Tang Yat Sun, Mr Colin Lam Ko Yin, Mr Eddie Lau Yum Chuen, Mr Tony Ng, Mr Norman Ho Hau Chong, Mr Howard Yeung Ping Leung and Mr Peter Yu Tat Kong.

NOTICE

Mandatory Provident Fund Schemes Ordinance (Chapter 485)
Mandatory Provident Fund Schemes (General) Regulation
Prescribed Savings Rates for Capital Preservation Fund

Pursuant to section 37(8) of the Mandatory Provident Fund Schemes (General) Regulation, the prescribed savings rates for the month of September 2004 are as follows:

- 1 September 2004 – 22 September 2004: 0.0100%;
- 23 September 2004 – 26 September 2004: 0.0867%; and
- 27 September 2004 – 30 September 2004: 0.1250%.

Mandatory Provident Fund Schemes Authority

Bright Smart Securities
Int'l (H.K.) Ltd.
Tel: 25371371
Result of
"Guess HSI
Competition" Sept., 04
Winner: Tang Yuk Chun
HKID No.: P121xxx
Trade Promotion Competition
Licence No. 21949

Enquiries?

Hang Seng Personal e-Banking Lucky Draw

The Hang Seng Personal e-Banking Lucky Draw has been completed. All winners will be notified individually.

(Lucky Draw Licence No.: 21650/21651/21652/21653)

Member HSBC *Group*

HANG SENG BANK

Citibank One Bill Lucky Draw Result

Citibank One Bill lucky draw was completed on August 31, 2004, and the winners are as follows:

1st Prize	(Hitachi 42" Plasma TV + I.MEGA 2.0m Digital Camera) winner: YIP WAI WAI (Z201XXXX)
2nd Prize	(Sony DSC-T1 Digital Camera) winner: CHAN SHUK YI (G215XXXX)
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citibank

At your service

Tel: 2680 8333

Fax: 2565 7272

E-mail: classified@scmp.com

ClassifiedPost two
ClassifiedPost one

個人資料私隱專員公署
Office of the Privacy Commissioner for Personal Data

Privacy rules for recruitment advertisements

The Privacy Commissioner for Personal Data has issued the Code of Practice on Human Resource Management concerning employment-related personal data privacy, which is effective from 1 April 2001.

Under the Code, an employer should not place recruitment advertisements to ask job applicants to submit their resumes to a PO box number without revealing the employer's identity.

Besides, advertisements directly solicit personal data must state that the data collected would be used for recruitment purpose only.

Non-compliance with the Code will give rise to a presumption against the employer in any proceedings involving an alleged breach of the Personal Data (Privacy) Ordinance. If convicted, maximum penalty is a fine of $50,000 and imprisonment for 2 years.

For further information please call the PCO hotline on 2827 2827 or visit the PCO website at http://www.pco.org.hk.

South China Morning Post
Classified Post
www.classifiedpost.com

洪嘉安

缺電缺民工 港廠升級迫眉睫

港商始終是珠三角經濟中最為活躍的一部分。據統計，現時珠三角地區共有7萬多間港資企業，共聘用了超過1,000萬名當地的工人，不僅在當地的經濟發展中佔有重要的地位，而且通過財富的回流，以及對本港服務業的支撐，也間接地支援了本港經濟的發展。但是現在珠三角的港商面臨着愈來愈大的產業升級壓力，尤其是今年入夏以來，面對珠三角出現缺電及缺人兩大不利因素，凸現了這種產業升級的緊迫性。

•低工資低增值 已難競爭•

在珠三角的港商，大部分是來料加工企業，多數企業是處於全球價值鏈利潤微薄的加工製造這一環，對生產要素價格的變動非常敏感。充足的電力供應是基本的條件，廉價的土地成本和勞動力，是這些企業在市場上的主要競爭優勢。但近期珠三角地區的缺電情況嚴重，據報道現時東莞的逾萬家港資工廠，約九成擁有後備發電機，後備發電機的電費，平均較市電貴百分之三十至六十，令用電量高的企業成本大增。其中許多企業定單來自歐美、日本等海外市場，每年6至10月為生產旺季，缺電令很多港商難以應付旺季的到來，甚至出現「有定單不敢接」的情況。

除缺電問題外，勞工短缺也嚴重限制了港商的發展。一方面珠三角工廠不斷擴產，對勞工的需求上升；另一方面有更多公司選擇在長三角設廠，也吸引了大量的勞工選擇長三角，使珠三角的工人供應呈現緊張，根據調查，僅東莞一地的缺口就在200萬人左右。供求的變化，必然導致勞動力成本的上升，使原本就很微薄的加工利潤更低。隨着內地對勞動者權益保障的重視，以前那種通過壓低工人的工資，延長工人的勞動時間來增加利潤，保持競爭力的模式已很難維持了。

實際上這次民工潮反映的，並不是內地勞動力成本不具優勢，而是以前企業給民工提供的工資待遇實在過低，扭曲了正常的勞動力供應。因此，如何在一個合理的生產要素成本的環境中，發展成為眾多北上港商需要應對的問題。無論對於一個地區，還是一個產業，依靠產業的升級而不僅僅是成本的下降，才是長遠的生存之道。這些加工企業如果不能及時實現產業的升級換代，當初在香港所面臨的各種高成本的困難，也會逐步在珠三角地區出現。實際上近年來珠三角地區中心城市的地價上漲等影響因素，已不斷地令企業固定生產成本大幅提高，而現在通過壓低工人工資，來消化這些成本增加的空間已非常之小了。

•港商應借CEPA轉型•

按照廣東的產業規劃，未來3至5年，珠三角將以汽車、鋼鐵、石油化工及資訊科技為主，而一直由港商帶動的服裝、鞋類、禮品、玩具等勞動密集型的製造業，被放在較為次要的位置，長遠看這些行業在廣東有可能因退離主流產業而被逐步邊緣化。因此，珠三角地區的港商，應積極進入廣東產業發展的前沿，而不能長期依賴勞動力密集型的加工貿易業。

如果說以前由於香港服務業無法進入內地，影響以及制約了北上的港商進行產業升級的話，那麼隨着近期CEPA第二階段協定的簽訂，內地將進一步對香港服務業放開，隨着愈來愈多香港的金融、代理、設計、資訊技術等服務業北上，也為眾多港商的產業升級提供了契機，北上的港商完全可借助各方面優勢，尤其是香港的環球聯繫網路、國際級金融及商業服務，加快向高增值、高科技含量方面的產業升級。

（作者於銀行從事經濟分析多年，專長於內地經濟。）

股壇解碼器

解構股壇術語、財務報表、實戰技巧等80篇文章；投資內容深入淺出，有助初哥及經驗投資者全面掌握投資知識。

內容輯自《經濟日報》投資版「初哥展身手」和《投資理財周刊》「初哥投資樂園」：

入門知識：資金流向，加息效應，解讀指數
基本分析：解讀財務報表，
財技：股份合併，借殼，拆細等
技術分析：介紹各種技術分析工具
實戰技巧：期指對沖，分段入市，止蝕秘訣等應用
新股須知：招股價，借孖展認購，提高中籤率

另有《經濟日報》副社長兼研究部主管石鏡泉和中國工商銀行（亞洲）董事暨副總經理黃遠輝兩位名人分享他們第一次的投資經驗及啟示；及另外兩位散戶投資致富的個案。

反應熱烈 … 21/9 …

股壇解碼器

主辦：香港經濟日報 投資理財周刊（逢周一隨《經濟日報》附送）

鳴謝：中國工商銀行（亞洲）ICBC (Asia) 華比銀行 Belgian Bank

優惠換購「股壇解碼器」

優惠換購辦法：
• 剪存2004年8月30日至9月25日期間，3天不同數目字的印花正本：周一刊於《投資理財周刊》*，周二至六刊於《香港經濟日報》B疊投資版
• 填妥換購表格
• 即可於2004年9月7日至25日期間**到指定地點加HK$15換購一本
• 每人只限換購一本，先到先得，換完即止
• 只限港澳居民換購

*《投資理財周刊》逢周一隨《香港經濟日報》附送
**如書冊已換罄，則隨時終止

查詢電郵：mktg1@hket.com

日間聯絡電話：
電郵地址：

周一《投資理財周刊》周二至六《投資版》

東莞項目尋求合作

松山湖，未來東莞經濟科技中心。橫跨寮步、大朗、大嶺山三鎮，為中國最具發展潛力的高新產業園之一。是一座融入全球經濟一體化的，集科技、產業、生態、人文為一體的生態型科技新城。寮步鎮蘊涵巨大的發展潛力，總人口約35萬，土地成本低，可開發土地資源豐富，多家房地產企業已經進入寮步地產市場。

我司在寮步鎮（松山湖）黃金地段購置了近200畝土地進行儲備，目前我司投資開發的"購物廣場"集購物、娛樂、休閑"一站式"購物天堂。地理位置得天獨厚，交通十分便利，商業氛圍十分濃厚，是寮步舊城中心區的商業黃金地段，擁有銀行、郵局、醫院、學校、農貿市場、休閑廣場等市政成熟配套設施。項目由購物廣場、步行街、康樂中心和住宅組成，總投資額達2.78億元，稅前利潤3億多元。

我司有意尋求合作伙伴，可以整體合作、也可分項目合作，有意者請與我們聯絡，特別歡迎香港、深圳投資公司或者房地產企業合作。

查詢電話：0769-3213668 / 3213628 傳真：0769-3214181

Mail：guoyuang@vip.163.com 聯系人：胡總（1392 3723 168）/ 吳總（1390 2909 773）

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TTi

創科實業有限公司
（於香港註冊成立之有限公司）
（股份代號：669）

公佈
延期寄發通函

本公司已向聯交所申請將該通函之寄發期限由二零零四年九月二十一日延長至二零零四年十月十二日。

本公司於二零零四年八月三十日刊發關於建議收購Atlas Copco AB旗下Milwaukee*、AEG*及DreBo*電動工具及配件業務公司之公佈（「該公佈」）。除文義另有所指外，本公佈所用詞彙與該公佈內所界定者具相同涵義。

根據上市規則第14.38條規定，本公司就該交易而刊發之通函（「該通函」）須於該公佈刊發後二十一日內寄發予股東（即須於二零零四年九月二十一日或之前寄發）。本公司及其核數師需要較多時間以搜集和整理若干資料，包括將載於該通函內根據國際財務報告準則而編製該業務之會計師報告，從而符合上市規則之有關規定。由於該業務之賬目乃按照瑞典公認會計原則而編製，核數師需要時間根據國際財務報告準則編製上述數字以載於該通函內。因此，該通函須延期寄發。鑑於需要較多時間，本公司已向聯交所申請豁免嚴格遵守上市規則第14.38條規定，並申請將該通函之寄發期限由二零零四年九月二十一日延長至二零零四年十月十二日。

於本公佈日期，董事會包括五位集團執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（董事總經理）、陳建華先生、陳志聰先生及湯上欽夫博士，以及三位獨立非執行董事：張定球先生、Joel Arthur Schleicher先生及Christopher Patrick Langley先生。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零四年九月二十日

發放法定假日 僱主有責
以新代假 實屬違法
查詢：2717 1771

JADE DYNASTY GROUP LIMITED
玉皇朝集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：970)

主席變動、委任執行董事、公司秘書變動及執行董事辭任

董事會宣佈，下列各項於二零零五年一月一日生效：

(1) 執行董事兼本公司副主席唐啟立先生獲委任為董事會主席；
(2) 鄺志偉先生獲委任為執行董事；
(3) 執行董事高志強先生辭任本公司之公司秘書；
(4) 方志照先生獲委任為本公司之公司秘書；及
(5) 陳浩生博士、陳自強先生、蘇志鴻先生及張定球先生辭任執行董事職位。

主席變動及委任執行董事

玉皇朝集團有限公司（「本公司」）董事（「董事」）會（「董事會」）宣佈，執行董事兼本公司副主席唐啟立先生獲委任為董事會主席，以及鄺志偉先生獲委任為執行董事，上述委任均於二零零五年一月一日生效。

唐啟立先生及鄺志偉先生之履歷詳情如下：

唐啟立先生

唐啟立先生，44歲，自二零零二年八月起出任執行董事兼本公司副主席。彼亦為本公司全部附屬公司之董事。唐先生於一九八二年畢業於香港中文大學，獲工商管理學士學位。自畢業後，彼曾任職多間國際銀行，負責商業、企業及投資銀行等方面之工作。彼為根據香港法例第571章證券及期貨條例（「證券及期貨條例」）已獲發牌從事第6類受規管活動（即企業融資顧問）之代表，並為東英亞洲有限公司之副董事及為尖沙咀東扶輪社前社長。除上述者外，唐先生於過去三年並無於其他上市公司擔任任何董事職位，亦無於本公司及其附屬公司（「本集團」）擔任任何其他職位。

於二零零五年一月一日，唐先生(i)於附有權利可認購最多3,566,666股本公司新股份之本公司購股權及(ii)連同彼之配偶於本金總額為2,662,933港元及附有權利可轉換為5,325,866股本公司新股份之可換股票據中擁有權益。唐先生亦擁有本公司主要股東Super Empire Investments Limited之5%權益。唐先生為本公司執行董事黃振強先生及本公司主要股東黃振隆先生之妹夫。除上述者外，唐先生與本公司任何其他董事、高級管理人員、主要股東或控股股東概無關係。

唐先生已就出任執行董事與本公司簽訂服務協議。唐先生享有月薪97,200港元、每月房屋津貼36,000港元及非訂約酌情花紅。酬金乃參考彼之工作經驗、於本集團之責任及職責以及本集團之表現釐定。彼須根據本公司之公司細則於本公司股東週年大會輪值退任及膺選連任。

鄺志偉先生

鄺志偉先生，40歲，於二零零二年加入本集團。彼為本集團漫畫及動畫業務製作組主管及本公司多家附屬公司之董事。擁有逾20年漫畫製作經驗。彼負責漫畫出版之策劃、市場分析、漫畫相關商品發展及監察製作組之運作。除上述者外，鄺先生於過去三年並無於其他上市公司擔任任何董事職位，亦無於本集團擔任任何其他職位。

於二零零五年一月一日，鄺先生於(i)附有權利可認購最多1,900,000股本公司新股份之本公司購股權及(ii)本金總額為665,333港元及附有權利可轉換為1,330,666股本公司新股份之可換股票據中擁有權益。鄺先生與本公司任何其他董事、高級管理人員、主要股東或控股股東概無關係。

鄺先生與本公司已簽訂服務協議，自二零零五年一月一日起出任執行董事。鄺先生享有月薪49,500港元及非訂約酌情花紅。酬金乃參考彼之工作經驗、於本集團之責任及職責以及本集團之表現釐定。彼須根據本公司之公司細則於本公司股東週年大會輪值退任及膺選連任。

公司秘書變動

董事會宣佈，執行董事高志強先生已辭任本公司之公司秘書，以專注於彼之執行董事工作。方志照先生已獲委任為本公司之公司秘書。上述辭任及委任均於二零零五年一月一日生效。

方先生畢業於香港城市大學，獲會計學士學位。方先生擁有逾10年審計及會計經驗。自畢業後，彼曾任職兩家大型國際會計師行及一家香港主板上市公司。彼為本集團財務總監，於二零零三年三月加入本集團。彼為香港會計師公會執業會計師，亦為英國特許公認會計師公會資深會員。

執行董事辭任

本公司接獲陳浩生博士、陳自強先生、蘇志鴻先生及張定球先生（「辭任董事」）各自辭任執行董事職位之呈辭函件。上述辭任於二零零五年一月一日生效。全體辭任董事均為自願辭任。各辭任董事已確認，並無任何有關彼等各自辭任之事宜須知會本公司證券持有人及香港聯合交易所有限公司，彼等各自與董事會亦無意見不和。

董事會謹此衷心感謝辭任董事任內對本公司所作寶貴貢獻。

承董事會命
玉皇朝集團有限公司
董事
高志強

香港，二零零五年一月三日

於本公佈日期，董事會由以下董事組成：

執行董事	唐啟立先生（主席） 黃振強先生 溫紹倫先生 高志強先生 鄺志偉先生
獨立非執行董事	何耀明先生 鄒志強先生 馬逸鵬先生

* 僅供識別

CSMC TECHNOLOGIES CORPORATION
華潤上華科技有限公司*

(於開曼群島註冊成立之有限公司)
(股份代號：597)

股東特別大會通告

茲通告（「通告」）華潤上華科技有限公司（「本公司」）謹訂於二零零五年一月十九日（星期三）上午十時，假座香港銅鑼灣告士打道281號怡東酒店3樓海景廳4舉行股東特別大會（「股東特別大會」），以考慮及酌情通過（不論有否修訂）以下決議案為本公司的普通決議案：

普通決議案

1. 無錫加工協議

(a) 「動議確認、批准及追認本公司於二零零五年一月四日致股東的通函（「通函」，此等決議案構成其中一部）的「董事會函件」內「無錫加工協議」一節所述，關於本集團（定義見通函）向無錫矽科（定義見通函）提供晶圓加工服務的新上限（定義見通函）（截至二零零四年十二月三十一日止年度）」；

(b) 「動議批准通函的「董事會函件」內「無錫加工協議」一節所述，關於本集團（定義見通函）向無錫矽科（定義見通函）提供晶圓加工服務的新上限（定義見通函）（截至二零零六年十二月三十一日止兩個年度）」；及

(c) 「動議授權任何一名董事（或如須加蓋本公司的印章，則由一名董事加蓋及由第二名董事或本公司秘書加簽）代表本公司按其認為乃根據上文第(a)及(b)分段所述預計進行的事宜而言有需要、附屬於或與之有關，簽署所有該等其他文件、文據及協議，以及作出所有該等行為或事情」。

2. 深圳加工協議

(a) 「動議確認、批准及追認通函「董事會函件」內「深圳加工協議」一節所述就本集團（定義見通函）向深圳矽科（定義見通函）提供晶圓加工服務而訂立的深圳加工協議（定義見通函，註有「A」字樣的副本已提呈大會，並由大會主席簽署，以資識別）及據此的條款及預計進行的交易」；

(b) 「動議確認、批准及追認通函「董事會函件」內「深圳加工協議」一節所述的深圳加工協議（如上文第(a)分段所述）的年度上限（截至二零零四年十二月三十一日止年度）」；

(c) 「動議批准通函「董事會函件」內「深圳加工協議」一節所述的深圳加工協議（如上文第(a)分段所述）的年度上限（截至二零零六年十二月三十一日止兩個年度）」；及

(d) 「動議授權任何一名董事（或如須加蓋本公司的印章，則由一名董事加蓋及由第二名董事或本公司秘書加簽）代表本公司按其認為乃根據上文第(a)至(c)分段所述預計進行的事宜而言有需要、附屬於或與之有關，簽署所有該等其他文件、文據及協議，以及作出所有該等行為或事情」。

承董事會命
華潤上華科技有限公司
主席
陳正宇

二零零五年一月四日

註冊辦事處：	總辦事處及主要營業地點：	根據公司條例第XI部登記的香港營業地點：
Scotia Centre, P.O. Box 2804GT, George Town, Grand Cayman, Cayman Islands, British West Indies	中國 江蘇無錫市 梁溪路14號 郵編：214061	新界 上水 龍琛路39號 上水廣場1101室

附註：

(A) 本公司將由二零零五年一月十八日至二零零五年一月十九日（包括首尾兩天）暫停辦理股份過戶登記。於二零零五年一月十八日名列於香港中央證券登記有限公司所存置本公司的股東名冊的股東，於完成登記程序後有權出席股東特別大會及於會上投票。

為符合資格出席股東特別大會及於會上投票，股份的過戶文件必須於二零零五年一月十七日下午四時正前，送達本公司的股份過戶登記處，本公司股份過戶登記處的地址如下：

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心17樓
1712-1716號舖

(B) 凡有權出席股東特別大會及於會上投票的每名股東，均可填妥本公司的代表委任表格，據此委任一名或多名代表（必須為個人）出席股東特別大會或其任何續會（視乎情況而定）及代其投票。受委代表毋須為本公司股東。

(C) 股東必須使用本公司的代表委任表格委任代表。委任必須以書面形式作出。代表委任表格必須由委任人或由其書面授權的代表簽署，或如委任人為法團，則代表委任表格須由法團的負責人、代表或正式獲授權的人士加蓋印章或親筆簽署。[illegible]

(D) 代表委任表格連同經簽署或經公證人證明的授權書或其他授權文件（如有），必須於股東特別大會或其任何續會（視乎情況而定）不少於四十八小時或之前送抵本公司的股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。

(E) 股東填妥及交回代表委任表格後，仍可親自出席股東特別大會或其任何續會或參與投票表決，在該情況下，代表委任表格將被視為已撤銷論。

(F) 倘為任何股份的聯名持有人，任何一名聯名持有人可親身或委派代表就該股份於股東特別大會或其任何續會（視乎情況而定）投票，猶如其為唯一有權就該股份投票的人士；惟倘超過一名聯名持有人親身或委派代表出席股東特別大會或其任何續會（視乎情況而定），則只有在股東名冊內排名首位或（視乎情況而定）排名較先而有出席的上述任何一名人士唯一有權就該等聯名持有的股份投票。排名是按聯名持有人就有關的聯名持有股份於本公司股東登記冊的排名先後次序而定。

於本公告刊發日期，董事會由下列執行董事：陳正宇先生、牟乃義先生及蔡聯南先生；下列非執行董事：王添根先生、余宇先生及陳尚卿先生；及下列獨立非執行董事：孫金寶女士、Ralph Sytze YBEMA先生及林奇楠先生組成。

* 僅供識別

SYNERGIS 新昌
total management solutions 全面管理

SYNERGIS HOLDINGS LIMITED
新昌管理集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：2340)

委任獨立非執行董事及替代董事

新昌管理集團有限公司（「本公司」）董事會（「董事會」）欣然宣佈，徐耀華先生獲委任為本公司之獨立非執行董事及審核委員會成員，Barry John Buttifant先生獲委任為本公司副主席葉佩琦女士之替代董事，生效日期為2005年1月1日。

徐耀華先生，55歲，持有美國田納西州大學理學士及工程學碩士（工業工程學）學位，並修畢美國哈佛大學甘迺迪政府研究院政府高級經理管理學課程。徐先生現為一家提供金融及管理顧問服務之香港公司董事高金融服務有限公司之行政總裁及全國工商聯併購公會副會長。徐先生由1998年起獲委任為香港證券專業學會之董事並於2001年12月至2004年12月期間擔任為主席，彼亦於2001年7月至2002年6月期間為深圳證券交易所咨詢顧問及理事。徐先生於1994年加入香港聯合交易所有限公司出任財務及運作證券科執行總監，並於1997年出任行政總裁一職，彼於2000年3月至2000年7月期間出任香港交易及結算所有限公司營運總裁。徐先生現為多間香港上市公司之獨立非執行董事包括中國工商銀行（亞洲）有限公司、中信21世紀有限公司、金融社控股有限公司、[illegible]公司、中國鐵通發展集團有限公司、[illegible]控股有限公司及中國電力國際發展有限公司，並為[illegible]基金會管理委員會投資小組委員會委員。徐先生於財務及行政、企業及策略規劃、資訊科技及人力資源管理等方面均具豐富經驗。[illegible]

Barry John Buttifant先生，60歲，為英國特許公認會計師公會、香港會計師公會、The Chartered Management Institute、香港管理專業協會及香港董事學會之資深會員。彼現為多間香港上市公司之獨立非執行董事包括招商地產（亞洲）有限公司、[illegible]有限公司、合和實業控股有限公司及媒體世紀集團。彼亦為一家於納斯達克（NASDAQ）上市之DF China Technology Inc.及一家於紐約聯合交易所上市之Global-Tech Appliances Inc.之獨立非執行董事。Buttifant先生於2004年12月起獲委任為Hsin Chong International Holdings Limited（「HCI Holdings」）（本公司之一位主要股東）之董事總經理及新昌營造集團有限公司集團主席之替代董事。於加入HCI Holdings前，Buttifant先生為[illegible]有限公司之[illegible]。彼於2001年至2002年期間擔任和記行（集團）有限公司（「和記行」）之董事總經理，並於2002年11月起出任和記行之集團及企業發展顧問。於加入和記行前，彼於[illegible]有限公司擔任董事總經理超過8年及曾於[illegible]工作超過11年，期間分別出任財務董事及董事總經理職務。[illegible]

本公司與徐先生及Buttifant先生並無簽訂任何服務合約，亦無就上述委任訂定或擬訂任何特定服務年期。徐先生之董事袍金為每年港幣十萬元，彼之袍金乃由董事會參考其於本公司之職務及責任及本公司之酬金政策而釐定。Buttifant先生並不享有本公司之董事袍金及酬金。根據本公司細則條例，徐先生及Buttifant先生將於本公司2005年股東週年大會上輪值告退，屆時可膺選連任。此後，徐先生及Buttifant先生須按本公司細則條例於本公司股東週年大會上輪值告退及重選。

除上文所披露者外，徐先生及Buttifant先生並無於本公司及本公司集團內其他公司擔任任何職務，於過去3年亦無在其他上市公眾公司擔任董事職務，與本公司任何董事、高層管理人員、主要或控股股東概無任何關係。徐先生及Buttifant先生並無持有於《證券及期貨條例》第XV部所界定之任何本公司股份權益。

董事會亦藉此熱烈歡迎徐先生及Buttifant先生加盟董事會。

於本公佈日期，本公司之董事如下：

執行董事： 葉佩琦女士（副主席） [illegible]先生（董事總經理） Barry John Buttifant先生 （葉佩琦女士之替代董事）	*獨立非執行董事：* [illegible]教授（主席） [illegible]先生 [illegible]先生 [illegible]先生 徐耀華先生
非執行董事： [illegible]先生 [illegible]先生	

承董事會命
公司秘書
[illegible]

香港，2005年1月3日

* 僅供識別

TTI
創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

於二零零五年一月三日有關主要交易而舉行之股東特別大會投票表決結果

本公司曾於二零零四年十一月二十三日就建議收購Atlas Copco AB旗下Milwaukee®、AEG®及DreBo®電動工具及配件業務公司而刊發通函（「該通函」）。除非文義另有所指，本公佈所用詞彙與該通函內所界定者具相同涵義。

股東特別大會

按照本公司之公司組織章程細則，股東特別大會之主席要求於股東特別大會上以股數方式表決有關決議案。董事會欣然宣佈決議案已於股東特別大會上以股數表決方式獲正式通過。

投票表決結果

於二零零五年一月三日假座香港中環干諾道中3號香港麗嘉酒店海景廳舉行之股東特別大會上提呈之決議案投票表決結果如下：

股東特別大會上提呈之普通決議案	投票數目(%) 贊成	投票數目(%) 反對
「動議確認及批准Atlas Copco AB、Atlas Copco North America Inc.及Atlas Copco Holding GmbH（全部作為賣方）與本公司、Ryobi Technologies GmbH及Techtronic Industries North America Inc.（全部作為買方）於二零零四年八月二十八日訂立之有條件購股協議（「購股協議」）之條款、其預計進行之交易以及所有其他據此預計進行之交易和所有其他附屬協議，並授權本公司任何董事在本公司董事會之指示下，就有關購股協議或預計進行之交易，代表本公司簽署所有其全權認為必需或合適之文件以及辦理所有其全權認為必需或合適之手續、事宜及事項。」	951,921,567股股份 (100%)	0股股份 (0%)
由於此普通決議案之所投票數全數為贊成票，此普通決議案已獲一致通過。		

於股東特別大會日期，本公司之已發行股本為1,352,304,652股股份，即為其持有人有權出席股東特別大會並對所提呈之決議案投贊成票或反對票之股份總數。上述1,352,304,652股股份中概無屬於其持有人有權出席股東特別大會惟僅可對所提呈之決議案投反對票之股份。

德勤•關黃陳方會計師行擔任股東特別大會上投票表決之監票人。

完成

由於決議案已獲股東批准，該通函內所載購股協議受規限之主要條件已獲達成。因此，該交易預期於二零零五年一月三日或其後盡快完成，惟無論如何不遲於二零零五年一月五日完成。

一般事項

於本公佈日期，董事會包括四位集團執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（董事總經理）、陳建華先生及陳志聰先生；兩位非執行董事：浦上彰夫博士及張定球先生；以及三位獨立非執行董事：Christopher Patrick Langley先生、Joel Arthur Schleicher先生及Manfred Kuhlmann先生。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零五年一月三日

NATURE'S WAY. 綠之華
「身心純淨之旅」大抽獎
得獎名單如下：

頭獎	5583XX			
二獎	3788XX	4117XX	6309XX	5545XX
	3437XX	7854XX	4327XX	8813XX
	8042XX	8808XX	3265XX	1831XX
	6272XX	3490XX	0138XX	5108XX
	8482XX	3127XX	6084XX	0119XX
三獎	3063XX	2104XX	5210XX	5950XX
	5475XX	7467XX	0944XX	1405XX
	6210XX	4890XX	7078XX	2519XX
	3137XX	9015XX	0959XX	2670XX
	4440XX	4470XX	2536XX	6329XX

所有得獎者另有專人通知領獎
抽獎牌照號碼：22603

自然比人知多啲……

:'''_)

代表哭得很厲害

《經濟日報》每日提供最新I.T.資訊

股神巴菲特 買入具有增長潛力但股價偏低的股票 亞洲長線持有

本公佈僅供參考之用，並不構成要約或購買任何證券之邀請或邀請，而本公佈或其內容亦不會成為任何合約或承諾之依據。根據美國一九三三年證券法（經修訂）（「證券法」），凡證券未經登記或未獲豁免須獲登記者，不得在美國提呈發售或出售，而有關證券將以發售通函形式於美國提呈發售，有關通函可向本公司索取，當中將載有本公司及管理層之詳盡資料，以及財務報表。本公佈並非作為於美國發售證券之招徠。

城市電訊(香港)有限公司
CITY TELECOM (H.K.) LTD

(根據公司條例在香港註冊成立之有限公司)
(股份代號：1137)

建議發行優先票據

城市電訊（香港）有限公司（「本公司」）連同其附屬公司合稱「本集團」）謹此宣佈一項發售優先票據之建議，並向本公司股東披露先前未予公佈之若干附加公司資料。本公司現正考慮進行定息優先票據（「票據」）之國際發售，金額約為110,000,000美元（「建議融資」），並將於短期內在亞洲、歐洲及北美洲開始進行市場推廣。票據之定價事宜，包括本金總額、發售價及利率，將於入標定價過程中釐定。票據條款落實後，本公司將訂立一項明確購買協議。

票據倘獲發行，將獲本公司所有現有及未來附屬公司（惟廣州城電客戶服務有限公司除外）（「附屬公司擔保人」）共同及個別按優先無抵押基準不可撤銷及無條件地擔保（「擔保」）。

本公司擬利用建議融資所得款項淨額償還現有貸款融資之未償還款項全數約196,700,000港元、用作資本開支（可包括擴充及提升本集團於香港之城域以太網網絡）及撥作營運資金及一般公司用途。

本公司已獲得新加坡證券交易所有限公司（「新交所」）原則上批准票據在新交所上市及報價。票據獲新交所接納不應被視作本公司、附屬公司擔保人或票據實力之指標。

本公司董事會（「董事會」）謹此強調，於本公佈日期仍未就建議融資訂立有約束力之協議。由於建議融資可能會或不會進行，因此投資者及本公司之股東於買賣本公司之證券時務請審慎。倘訂立購買協議，本公司將就建議融資作出進一步之公佈。

建議發行優先票據

緒言

董事會擬公佈，本公司現正考慮國際發售約110,000,000美元之定息優先票據，並於短期內在亞洲、歐洲及北美洲向經選定之機構專業投資者開始市場推廣。票據於美國將根據證券法第144A條僅提呈發售及出售予合資格機構投資者，以及根據證券法S規例於離岸交易提呈發售及出售予若干非美國人，初步買方將根據購買 [illegible]

[illegible]

中繼站及交換中心間組成。本集團旨在透過建構自建光纖骨幹取代無線及租賃有線骨幹，以減少依賴向其他網絡營辦商租賃有線骨幹，增加其容量及改善服務質素。

本集團於二零零三年財政年度在城域以太網網絡落註之資本開支約為229,000,000港元，而於二零零四年財政年度則約為392,900,000港元。本集團計劃於二零零五年財政年度及二零零六年財政年度合共作出約990,000,000港元之資本開支，大部份用於建構自建光纖骨幹取代無線及租賃有線骨幹，並擴大其城域以 [illegible]

[illegible]

近期發展

固定電訊網絡服務

城域以太網網絡基礎

本集團之城域以太網網絡乃使用自建之光纖骨幹，無線技術或租賃有線骨幹將其於樓宇內置之以太網連接至其於香港之IP通訊 [illegible]

[illegible] 學國英先生，陳健民博士及白敬六先生。

承董事會命
城市電訊（香港）有限公司
公司秘書
[illegible]

香港，二零零五年一月三日

本公佈僅供參考，並不構成收購、購買或認購本公司證券之邀請或要約。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SIIS
SOFTBANK INVESTMENT INTERNATIONAL (STRATEGIC) LIMITED
軟庫發展有限公司

(於香港註冊成立之有限公司)
(聯交所股份代號：00648)

有關報章查詢之澄清公佈
及最近本公司股份之價格及成交量之變動

[illegible]

香港，二零零五年一月三日

本公佈僅供參考，並非購買或收購證券之邀請或建議。

ING BEIJING INVESTMENT COMPANY LIMITED
ING北京投資有限公司

(於香港註冊成立之有限公司)
(股份代號：1062)

公佈
完成配發

繼本公司於二零零四年四月十九日發表之公佈（內容有關本公司於二零零四年四月十四日接獲認購者提出認購本公司股本中107,600,000股新股份之申請，而本公司亦已於二零零四年四月十九日接納該申請）、本公司於二零零四年七月二十日發表之公佈（內容有關押後完成配發至二零零四年十月十九日）及本公司於二零零四年十月二十八日發表之公佈（內容有關押後完成配發至二零零四年十二月十九日）後，董事謹公佈，本公司收到認購者發出書面請求，請求將配發之完成由二零零四年十二月十九日進一步押後至二零零五年一月五日，而配發亦已於二零零五年一月三日完成。

謹提述本公司於二零零四年四月十九日所發表之公佈（「該公佈」），內容有關本公司於二零零四年四月十四日接獲認購者提出認購本公司股本中107,600,000股新股份之申請，而本公司亦已於二零零四年四月十九日接納該申請。除非文義另有所指，本公佈所用詞彙與該公佈所界定者具相同涵義。

發行認購股份須待本公司獲聯交所上市委員會批准認購股份上市及買賣（「上市批准」）後，方可作實。倘若未能於二零零四年六月十八日（即本公司接納配發申請日期後兩個月）或之前達成先決條件，則本公司與認購者有關配發之協議將作廢及不再具任何效力，各方其後概無權向另一方提出索償。根據日期為二零零四年六月二日之函件，聯交所上市委員會已授出上市批准，現只須待認購股份之正式配發及發行以及將有關新股票妥為寄交認購者，故先決條件已經達成。

根據該公佈，配發預期於本公司向認購者提交上市批准之副本後第三十(30)個營業日完成。本公司已於二零零四年六月三日向認購者提交上市批准之副本，因此，配發應於二零零四年七月十九日完成。

誠如本公司於二零零四年七月二十日發表之公佈所述，本公司於二零零四年七月二十日已應認購人之請求，將配發之完成押後至二零零四年十月十九日，以便讓認購者有更多時間安排融資。誠如本公司於二零零四年十月二十八日發表之另一份公佈所述，本公司於二零零四年十月二十八日已應認購者之請求，將配發之完成押後至二零零四年十二月十九日，以便讓其有更多時間審視本公司於二零零三年十月九日發表之公佈所述，本公司及其附屬公司之重組進度。

董事謹公佈，本公司於二零零四年十二月二十四日收到認購者發出書面請求，請求將配發之完成由二零零四年十二月十九日進一步押後至二零零五年一月五日。根據認購者所述，其請求進一步押後之原因是為了讓其有更多時間安排融資。其餘認購款項之付款支票亦已於二零零四年十二月二十四日收到及於二零零四年十二月二十九日兌現。由於本公司亦需要更充份之時間來處理及完成配發，故接納認購者請求之原因。由於期間有多日公眾假期，故配發於二零零五年一月三日完成而本公司並無於二零零四年十二月二十四日發表公佈。押後完成配發構成訂約各方以書面形式作出修訂，並不抵觸本公司與認購者就配發所訂協議之條款。因此，配發應於二零零五年一月五日或之前完成。於二零零四年十二月二十四日收到其餘認購款項後，本公司隨即繼續有關配發之行動，而配發亦已於二零零五年一月三日完成。

於本公佈日期，董事會之成員包括執行董事劉曉光先生、程炳仁先生、胡亦鐘先生、余錫祺先生；非執行董事陳啟良先生、吳紹鏞先生、劉學民先生；以及獨立非執行董事杜景森先生、馮子華先生及鄒俊偉先生。

承董事會命
ING北京投資有限公司
執行董事
胡亦鐘

香港，二零零五年一月三日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

KAMBOAT GROUP COMPANY LIMITED
金龍船集團有限公司*

(於開曼群島註冊成立之有限公司)
(股份代號：318)

須予披露交易
出售物業

董事會宣佈，於二零零四年十二月二十九日，賣方及買方訂立一項買賣物業之具約束力正式協議。

就出售而言，上市規則第14.07條所載之相關百分比比率（代價比率除外）乃少於5%，而代價測試之百分比比率則高於5%但低於25%，因此根據上市規則第十四章，該出售構成本公司之須予披露交易。

一份有關出售物業之通函將盡快寄發予本公司股東。

出售

正式協議日期：	二零零四年十二月二十九日
賣方：	金龍船酒家有限公司，本公司一間全資附屬公司。
買方：	姚拾麟先生。據董事所知、所得資料及所信並經一切合理查詢後，買方為獨立第三方。
代價：	5,938,100港元，須由買方按以下方式支付予賣方： (a) 593,810港元已於簽訂正式協議時支付作為首次訂金。 (b) 5,344,290港元須於完成時，即二零零五年三月十五日或之前支付。 完成日期為二零零五年三月十五日或之前 代價乃經賣方及買方公平磋商釐定。
完成日期：	本公司需要二至三個月時間尋找新倉庫及寫字樓並進行裝修。正式協議已訂明買賣於二零零五年三月十五日或之前完成。

有關本公司之資料

本公司為於香港聯交所上市之公司。本公司及其附屬公司主要業務包括經營連鎖式中式酒樓及餅食、銷售麵包糕點、其他食品及飲料產品。

金龍船酒家有限公司之資料

金龍船酒家有限公司為一間於二零零零年十月十二日於英屬處女群島註冊成立之公司。賣方之法定股本為50,000美元，分為49,899每股面值1.00美元及101股無投票權遞延股份每股面值1.00美元，而賣方之已發行股本為102美元，分為1股面值1.00美元及101股無投票權遞延股份面值1.00美元。賣方之業務性質為持有物業及經營連鎖式中式酒樓。本公司現時間接持有賣方全部已發行股本100%。自註冊成立起，賣方為本公司之全資附屬公司。正式協議乃由賣方及買方訂立，據此，雙方同意買賣物業。

出售物業之理由及好處

物業於二零零三年一月四日購入，純粹用作儲存本公司之存貨及用作辦工室。物業樓齡超過二十年且物業之維修成本高昂。維修工程公司估計維修成本最少為300,000港幣，而本公司沒有就以上維修進行承擔。董事會認為出售符合本公司利益，而出售之代價乃公平合理。出售將為本公司提供機會按合理市場價格將非核心資產變現。

由於出售後本公司將可減低經營開支，故此出售對本公司有利。物業並非位於任何商業區之核心地點。物業之維修保養成本高昂，董事會擬將出售所得款項淨額重新撥予開發有更高回報之更佳業務機會。董事會經常檢討本公司之業務策略以提升股東價值，董事會將會一如過往繼續發掘及擴展具吸引力之業務機會。本公司現正物色一物業以作為本公司之倉庫及寫字樓，董事會相信可以根據現有市場情況及潛在物業地點以合理價錢找到物業以作為本集團之倉庫及寫字樓。於本公佈日，本公司在此方面尚未訂立任何具約束力之協議。目前，本公司並無就所得款項淨額設定任何特定用途。倘出現任何合適投資機會，董事會將考慮運用部份或全部所得款項淨額（約5,850,000港元）於有關新投資項目上（包括但不限於物業投資）及作為營運資金。本公司沒有就新投資項目及營運資金訂下比例。

董事會認為出售物業乃符合本公司利益而正式協議之條款乃按一般商業條款釐訂，屬公平合理及符合全體股東之利益。董事會確認，物業代價乃經雙方參考過去三個月同區內類似物業之市價經公平磋商釐定。各方已比較大埔過去三個月類似物業在市場之成交記錄及公開叫價（例如按互聯網記錄），以釐訂代價。因此，並無取得物業之獨立估值。出售物業之帳值為3,900,000港元及出售產生盈利2,000,000港元。本物業於二零零三年一月購入之金額為3,200,000港元

據董事會所知、所得資料及所信並經一切合理查詢後，董事會確認買方為本公司之獨立第三方。

須予披露交易

就出售而言，上市規則第14.07條所載之相關百分比比率（代價比率除外）乃少於5%，而代價測試之百分比比率則高於5%但低於25%，因此根據上市規則第十四章，出售構成本公司之須予披露交易。

一份有關出售物業之通函將盡快寄發予本公司股東。

釋義

「董事會」	指	本公司董事會
「本公司」	指	金龍船集團有限公司，一間於開曼群島註冊成立之有限公司，其股份於聯交所上市
「完成」	指	完成出售物業，時間為二零零五年三月十五日或之前
「出售」	指	根據正式協議所協定之物業出售，於二零零五年三月十五日或之前完成
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「獨立第三方」	指	與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士（根據上市規則所界定者）並無關連之獨立第三方
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「物業」	指	10樓B單位，太平工業園，大埔汀角路51號
「買方」	指	姚拾麟先生
「賣方」	指	金龍船酒家有限公司，於英屬處女群島註冊成立之有限公司
「聯交所」	指	香港聯合交易所有限公司

承董事會命
主席
黃炳文

香港，二零零四年十二月二十九日

於本公佈日，本公司之執行董事為黃炳文先生、黃士心太平紳士、黃麗芬女士、黃炳榮先生及吳淑冰女士；而非執行董事為譚錦義先生；而獨立非執行董事為李文庸先生、陳錦輝先生及梁銳有先生。

* 僅供識別

美聯 DELUXE HOME 豪宅天下 GOLDEN SERVICE
西半山精選推介
薈萃苑 2,314呎
尊貴地段 高層開揚 $1,400萬(連雙車)
威都閣 2,568呎
四房露台 海景巨宅 $1,800萬(連車)
2548 4999 • 2845 2828 • 2922 6333

深圳東門商圈東移 港人新商機

中港更緊密經貿關係安排(CEPA)帶動了港人北上做個體戶，也帶動珠三角房地產商舖的發展。以往只是港人購物熱點的深圳東門、華強北，現在卻是港人眼中投資營商的寶地。

置業國際商舖組項目總監蔡瑋稱，由於深圳可用土地買少見少，未來東門發展將會東移。投資者要飲頭啖湯，正是時候。 ■本報記者 陳子棠

東門以東的地區即將改建成新的商業圈，屆時發展會去到樂園路、中興路、羅湖路。(資料圖片)

現時，深圳商圈主要集中在羅湖東門、福田華強北、華山華僑城、二組的朗貽、寶安五區。五地中以東門就近火車站，人流多商舖集中，所以較為港人熟悉，投資亦以此區為首選。

在地皮不足的情況下，深圳市政發展正向舊區入手。以東門中路為軸心的東門片區中，西片區是步行街，以大型商場如太陽、天虹、茂業為首，主要出售服裝、精品等。在早年舊東門改建後，西片區的拓展已成熟，所以從去年10月開始，政府已開始計劃把東片區改成新商圈。

樓盤商場紛進駐東片區

東片區向以布料批發、生活用品為重心，樂園路海鮮食街也是不少港人常到之地。在這個片區中，近年已有樓盤及大型商場如繽紛時代、京基商業廣場等進駐，針對的都是香港投資者。

從政府發展方向看，再加上東門平日有30至40萬、假日50萬遊人的統計數字，東片區商圈未來數年應有不俗的投資潛力，熱鬧程度會與西區不相上下。

投資東片區的好處，一來是新地段及新舖，環境理想，二來售價與回報率……

東門商業區一覽

東門精選商舖參考表*

項目	旺角購物廣場	九龍城	寶華白馬	東門168商業街
樓層	2樓	1樓	街舖	1樓
間隔面積(平方米)	8	16	19	8
售價	45萬	90萬	107萬	28.5萬
月租	3,000	6,000	7,000	2,400
回報率	8%	8%	7.85%	10.1%
產權年限	30餘年	33年	32年	70年
裝修	無	無	無	有

*上述樓層、面積、租售價及回報率，只屬個別例子；價格單位為人民幣

深新招 手機訂火車票

【本報訊】由廣深鐵路公司投資開發，集車票信息查詢和預訂功能為一體的電話訂票系統，昨日早上7時在深圳站正式投入試運行。用戶可撥打深圳電話9510 5160預訂車票，再按規定時間到車站取票。

此電話訂票系統相當於利用電話開通了多個與車站售票窗口功能相同的虛擬窗口，旅客利用電話根據語音提示輸入預訂車票的全部信息。

其中車票到站以所在地的電話區號代替，通過訂票系統自動處理後進入鐵路售票系統，由售票系統實時自動查詢並告知結果。在預訂成功後，可即時直接到深圳站指定窗口按規定程序交款取票。

憑環號密碼 到指定窗口取

鐵路部門提醒購票者，電話訂票成功後，憑訂票號和取票密碼到深圳站指定窗口，經核對訂票信息無誤後交款取票。試運行期間，預訂成功的車票必須於訂票當日早上7時至晚上10時到指定的車站窗口取票，當晚10時前未取票則視為放棄，所訂的車票由系統自動收回。

據介紹，試運行期間乘客只能預訂深圳站出發
據介紹，試運行期間乘客只能預訂深圳站出發的各班次普速旅客列車的車票，並且只可預訂列車開車前(過當天計)4至7天的車票，每人每次只能預訂同一日期、同一車次、同一到站、同一席別車票，且不超過3張(包括不同票種，如各種減價票等)。試運行期間，訂、取票均不收取手續費。

至於撥打訂票熱線會按正常市話通話費標準收費。

靈猴促銷

Sunflower 新華旅遊
自由行熱賣推介
澳門超值推介 旅遊塔下午茶餐(連門票)+來回船票 平過買船票 $298起
熱烈祝賀將軍澳分社全新開幕及柴灣分社擴充營業，服務更完善，報名更舒適
將軍澳分社地址：新都城中心三期商場1樓139F及G號舖 柴灣分社地址：新翠商場1樓105號舖
Golf PACKAGE 高爾夫球之旅 包機場至酒店及酒店至球場來回接送 天天出發
曼谷3天 $2,779起
芭堤雅4天 $3,499起
布吉島4天 $4,139起
台北3天 $3,189起
東京3/4天 $3,199起
Tokyo Grand Hyatt / Keio Plaza Hotel Tokyo
曼谷3天 $2,199起
The Peninsula Bangkok / Banyan Tree Bangkok Hotel
杜拜5天 $4,899起
Burj Al Arab Hotel / Jumeirah Beach Hotel
馬爾代夫5天 $4,699起
Angsana Resort & Spa
沙巴4天 $2,399起
Shangri-La's Tanjung Aru
布吉4天 $2,499起
Sofitel Coralia Magic Lagoon
台北3/4天 $1,499起
新加坡3天 $1,580起
Shangri-La Hotel
高雄3天 $1,388起
上海3天 $3,099起
佬沃3/4天 $1,699起
珠海2天 $539起
澳門2天 $479起
www.sunflower.com.hk 牌照號碼：350196
熱線中心(朝九晚九) 2732 2888 2881 1788

紅衛兵吃香 外資思遷

老彭集團的老顧問們，齊集京華，佢哋齊集也要咱們集團所有「政治局常委」前往京華與佢哋開會。老人家們很少如此大陣仗約咱們見面者，呢一鋪有些與別不同，咱們成班大小波士都感覺到好似有「大鑊嘢」發生咁款。原因是十六屆四中全會也在呢一陣召開之故。

「和尚打傘 無法無天」

老人家佢哋話咱們集團，唔好再留戀住死魚眼處，原因係呢一個埠除了小朝廷無能之外，連鏇民佢哋都變咗款，由資本主義社會的心態，變成「紅衛兵」時代的心態。紅衛兵是啥子心態？老顧問點名要老彭回答，咱第一時間向老人家言，是否係偉大領袖個一句話：和尚打傘，無法無天？老人家點了一下頭，加多一句日：還有的就是愈亂愈好。

咱們成班集團領導，個個聽到老人家之言，都抓晒頭，不知佢哋何所指？老人家說：如今死魚眼埠的鏇民，佢哋已經開始唔想過「好日子」，都想佢哋嗰個社會亂過亂世佳人，一個成天堅日與政府與人民為敵之人，佢哋居然選佢做「人民喉舌」，代表佢哋講嘢。

佢哋呢位「代言人」，過去咁多年，無時無刻都在挑戰法律，呢啲咁嘅人，佢哋居然選佢做代表。

老人家言，既然嗰度啲鏇民「思亂」，那麼你哋集團又可以用雙腳投票，趕快撤資，即係連根拔起咁解也。咱的波士向老人家匯報，集團如今只有一座大廈留在此耳，老人家說如今樓市小陽春，係時候片瓦不留。 ■彭被

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



NEW WORLD CYBERBASE LIMITED
(新世界數碼基地有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：276)

延遲向股東寄發有關清洗豁免之通函

寄發通函之最後日期已由二零零四年十二月三十一日延遲至二零零五年一月十四日或以前。

本公司將於寄發通函時另行刊發載有關於供股之經修訂預期時間表之公佈。

茲提述新世界數碼基地有限公司(「本公司」)於二零零四年十一月二十二日發表之公佈(「該公佈」)。除文義另有所指外，本公佈所用之詞彙與該公佈所界定者具相同涵義。

延遲寄發通函

誠如該公佈所述者，本公司須根據收購守則於二零零四年十二月三十一日或相近日期向股東寄發一份通函(「通函」)，當中載有(其中包括)供股及清洗豁免之條款詳情、建勤融資有限公司就清洗豁免向本公司獨立董事委員會及獨立股東發出之意見書、本公司獨立董事委員會就清洗豁免向獨立股東發表之推薦書、股東特別大會通告及代表委任表格。

由於本公司需要更多時間確定通函所載之若干資料，寄發通函之最後日期將由二零零四年十二月三十一日延遲至二零零五年一月十四日或以前。因此，本公司將嚴格遵照收購守則第8.2條之規定向執行理事提出申請。

有關供股之經修訂預期時間表

由於延遲寄發通函，本公司將於寄發通函時另行刊發載有關於供股之經修訂預期時間表之公佈。

承董事會命
新世界數碼基地有限公司
公司秘書
鄧志磊

香港，二零零四年十二月三十一日

於本公佈發表日期，董事會包括六位董事，其中鄭達誠先生及鄭綺慧女士為執行董事，杜顯俊先生為非執行董事，而楊衍壽先生、魏啟寬先生及劉偉彪先生為獨立非執行董事。

董事對本公佈所載資料(有關Golden Infinity之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見(有關Golden Infinity之資料除外)乃經審慎周詳考慮後始行作出，且本公佈並無遺漏其他事項致使本公佈所載之任何聲明(有關Golden Infinity之資料除外)有所誤導。

Golden Infinity之唯一董事對本公佈所載關於Golden Infinity及其聯繫人士資料之準確性承擔全部責任，並在作出一切合理查詢後確認，就彼所知，本公佈所載有關Golden Infinity及其聯繫人士之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏其他事項致使本公佈所載有關Golden Infinity及其聯繫人士之任何聲明有所誤導。



財訊傳媒集團有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：205)

執行董事
及授權代表變動

財訊傳媒集團有限公司(「本公司」)董事會(「董事會」)宣佈，徐小舟先生因私人理由已辭任本公司執行董事(「董事」)兼香港聯合交易所有限公司(「聯交所」)證券上市規則第3.05條所指本公司授權代表(「授權代表」)，自二零零四年十二月三十一日起生效。徐先生確認與董事會並無意見不合，亦無有關其辭任之任何事宜須提呈聯交所及本公司股東注意。

董事會亦宣佈，劉思謙先生已獲委任為執行董事兼授權代表，自二零零四年十二月三十一日起生效。

劉先生，42歲，負責本集團之投資策劃。劉先生畢業於對外經濟貿易大學，取得經濟學士學位。劉先生於證券業及金融服務業擁有逾18年經驗。加入本集團前，劉先生曾於香港多家證券公司擔任多個高級職位。劉先生於過去三年並無於任何上市公司出任其他董事職位。

除上文披露者外，劉先生以往從未任職於本公司或其任何附屬公司，亦與任何董事、本公司之高層管理人員或主要股東或控股股東概無關連。劉先生並無擁有本公司股份之任何權益(定義見香港法例第571章證券及期貨條例第XV部)。

本公司與劉先生之間並無服務協議。劉先生之委任並無指定任期，惟彼須根據本公司之公司組織章程細則輪值告退及膺選連任。劉先生之酬金為每年336,000港元，由本公司參照其職務及職責釐定。

董事會謹此歡迎劉先生獲委任加入，並感謝徐先生任內對本公司作出之貢獻。

代表董事會
財訊傳媒集團有限公司
主席
王波明

香港，二零零四年十二月三十一日

於本公佈日期，董事會成員包括執行董事王波明先生、章知方先生、戴小京先生、李世杰先生、龔國基先生及劉思謙先生，以及獨立非執行董事傅豐祥先生、王翔飛先生及馬明先生。

UDL HOLDINGS LIMITED
太元集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：620)

股東週年大會之結果

董事欣然宣佈通告所載全部決議案已於股東週年大會正式通過。

謹提述二零零四年十二月一日之股東週年大會通告，董事欣然宣佈，股東週年大會之結果如下：－

決議案概述	結果
1. 有關接納截至二零零四年七月三十一日止年度的經審核綜合財務報告、董事會報告及核數師報告。	通過
2. 有關重選謝美霞小姐及黃銘輝先生為董事並授權董事會釐定董事酬金。	通過
3. 有關重選陳葉馮會計師事務所有限公司為本公司核數師並授權董事會釐定其酬金。	通過
4. 有關向董事授出一般性授權以購回本公司股份。	通過
5. 有關向董事授出一般性授權以發行本公司新股份。	通過
6. 有關擴大新股發行授權(加以依據通告第4項決議案作出之任何購回)。	通過

釋義

「股東週年大會」	指	二零零四年十二月三十一日舉行之本公司股東週年大會
「董事會」	指	本公司董事會
「本公司」	指	太元集團有限公司，其股份於香港聯合交易所有限公司上市
「董事」	指	本公司董事
「通告」	指	二零零四年十二月一日之股東週年大會通告
「股東」	指	本公司股份持有人

於本公佈刊發日期，董事會包括執行董事梁余愛菱女士及梁綺明小姐，以及獨立非執行董事陳炳華先生、黃銘輝先生及謝美霞小姐。

承董事會命
主席
梁余愛菱

香港，二零零四年十二月三十一日



MEXAN LIMITED
茂盛控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：22)

截至二零零四年三月三十一日止年度全年業績公佈

承董事會命

香港，二零零四年十二月三十一日

* 僅供識別

香港聯合交易所有限公司對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

Haier CCT

HAIER-CCT HOLDINGS LIMITED
(海爾中建集團有限公司*)

(於百慕達註冊成立的有限公司)
(股份代號：1169)

可能由海爾集團注資 涉及收購洗衣機業務及建議行使認購權
非常重大收購 反收購行動及關連交易 涉及一項新上市申請 及 申請授出清洗豁免
延長最後期限

謹此提述該公告、本公司於二零零四年六月三十日及二零零四年八月三十一日刊發的公告，以及本公司於二零零四年十一月十八日刊發的通函。注資協議中所載的最後期限，已進一步延長至二零零五年二月七日(或注資協議的所有訂約方可能書面協定的較後日期)。

謹此提述該公告以及本公司於二零零四年十一月十八日刊發的通函(「該通函」)，內容有關建議注資涉及(其中包括)非常重大收購、反收購行動、關連交易、新上市申請及清洗豁免，以及本公司於二零零四年六月三十日及二零零四年八月三十一日刊發的公告。除另有指明者外，本公告所用的詞彙與該通函所界定者具有相同涵義。

注資協議中規定，倘完成注資協議的任何條件(「先決條件」)並未於二零零四年六月三十日或之前(或所有訂約方可能書面協定的較後日期)(「最後期限」)達成或獲豁免，本公司並無責任進行注資協議，而注資協議將不再有任何效力。最後期限已於二零零四年六月三十日延長至二零零四年八月三十一日，以及於二零零四年八月三十一日進一步延長至二零零四年十二月三十一日。於本公告刊發日期，批准注資的決議案已於二零零四年十二月十三日舉行的股東特別大會上通過，惟若干先決條件並未達成或獲豁免，注資協議的所有訂約方現正緊密合作，以達成尚未達成的先決條件。

尚未達成的先決條件包括(其中包括)(i)獲聯交所上市委員會批准本公司的新上市申請；(ii)洗衣機代價股份及換股股份獲批准上市及買賣；及(iii)獲青島市對外貿經局批准將飛馬青島由一間中外合資合營企業轉型為一間外商獨資企業。預期所有該等未達成先決條件將於接近完成或完成時達成。此外，完成須待(a)完成配售股份，以根據上市規則的規定，於緊隨完成後維持最低公眾持股量於25%；及(b)就洗衣機銷售公司的最終架構取得商務部的批文後，方可作實。預期配售將於二零零五年一月進行，並將於二零零五年一月取得來自商務部的批文。

董事會謹此公佈，於二零零四年十二月三十日，海爾集團公司、海爾投資及本公司已同意進一步延長最後期限至二零零五年二月七日(或注資協議的所有訂約方可能書面協定的較後日期)，除延長期限外，注資協議的其他條款將維持不變。就此而言，刊發有關完成的聯合公告的最後日期，將延長至二零零五年二月八日(或董事會可能認為合適的較後日期)。

董事已確認，自該通函刊發日期起，該通函內所載的資料概無任何重大變動。

於本公告刊發日期，董事為：

執行董事：	繆紹棠、武克松、柴永森、聶海山、匡毅洪、崔少華及楊為東
獨立非執行董事：	林建球、馮國榮及劉可為

釋義

「該公告」	指	本公司、海爾集團公司及海爾投資於二零零四年四月二日刊發的聯合公告
「注資」	指	本公司根據注資協議收購洗衣機業務，以及本公司行使認購權，以收購本公司於飛馬青島中尚未擁有的35.5%股權權益
「注資協議」	指	本公司、海爾集團公司及海爾投資於二零零四年三月五日就收購洗衣機業務訂立的有條件買賣協議

承董事會命
HAIER-CCT HOLDINGS LIMITED
(海爾中建集團有限公司*)
主席
繆紹棠

香港，二零零四年十二月三十一日

董事願就本公告所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，於本公告內所發表的意見乃經審慎周詳考慮後而達致，且本公告並無遺漏其他事實，以致本公告所載任何陳述有所誤導。

海爾集團董事願就本公告所載資料(有關本公司的資料除外)的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，於本公告內所發表的意見乃經審慎周詳考慮後而達致，且本公告並無遺漏其他事實，以致本公告所載任何陳述有所誤導。

* 僅供識別

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HUNG HING

鴻興印刷集團有限公司

(於香港註冊成立之有限公司)
(股份代號：450)

中期股息 截至二零零四年九月三十日止六個月

根據於二零零四年十二月八日之公佈，本公司董事會宣佈向於登記日期營業時間結束時名列本公司股東名冊上之股東派發每股港幣9.5仙之中期股息。此外，董事會亦宣佈股東可選擇全數或部份收取股份以代替現金股息。新股之市值定為每股港幣5.40元。

根據於二零零四年十二月八日之公佈，鴻興印刷集團有限公司(「本公司」)之董事會(「董事會」)宣佈向於二零零四年十二月三十一日(「登記日期」)營業時間結束時名列股東名冊上之本公司股東(「股東」)派發截至二零零四年九月三十日止六個月之中期股息(「中期股息」)，本公司每股面值港幣0.10元之普通股(「股份」)獲派之中期股息為每股港幣9.5仙。此外，董事會亦宣佈股東可選擇全數或部份收取本公司每股面值港幣0.10元之新普通股(「新股」)以代替現金股息。

於計算根據以股代息計劃(「該計劃」)將配發之新股數目時，新股之市值定為每股港幣5.40元。新股之市值每股港幣5.40元相等於直至二零零四年十二月三十一日(包括該日在內)止股份在香港聯合交易所有限公司(「聯交所」)之連續五個交易日之每股平均收市價之94.57%。

因此，每位股東將收取之新股數目(就其按於登記日期登記名下並選擇收取新股之股份數目而言)之計算方法如下：

應收新股數目 = 於登記日期所持有並選擇收取新股之股份數目 × $\frac{\text{港幣0.095元}}{\text{港幣5.40元}}$

依據該計劃發行予各股東之新股數目將會向下調整至最接近之整數計算。零碎新股將不予計算，並將其利益撥歸本公司所有。依據該計劃而發行之新股除不能享有中期股息外，於其他各方面均與已有之股份享有同等權益。

本公司將向聯交所上市委員會申請批准依據該計劃而發行之新股上市及買賣。

一份載有該計劃詳情之通函以及相關選擇表格，將於二零零五年一月七日左右寄發給各股東。對於中期股息，打算以全部新股收取，或以部份新股和部份現金收取之股東，必須於二零零五年一月二十四日下午四時三十分之前，將選擇表格送抵本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。股東在上述時間前沒有完成並遞交選擇表格，將被視為選擇全數收取現金作為中期股息。新股股票及現金股息支票預期於二零零五年一月三十一日或左右郵寄予有關人士，郵誤風險須由有關人士自行承擔。

於本公告日期，董事會由執行董事任泓洪先生、任漢明先生、任浩明先生及任廣明先生；非執行董事朱樹豪博士及任佩銘小姐；獨立非執行董事吳樹燦博士、葉裕彬先生及王少平先生組成。

承董事會命
鴻興印刷集團有限公司
主席
任昌洪

香港，二零零四年十二月三十一日

重視精神病康復者潛能
讓他們盡展抱負與才華

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SAC GROUP

SHANGHAI ALLIED CEMENT LIMITED
上海聯合水泥股份有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1060)

須予披露及持續關連交易

董事謹此宣佈，本公司與其控股股東天安訂立補充協議，據此，本公司及天安會將總協議之年期延長至二零零七年十二月三十一日，以作出對應安排，安排各自之中國附屬公司就對方之中國附屬公司借貸分別提供聯合水泥擔保及天安擔保。

根據上市規則第14.06(2)條，補充協議及聯合水泥擔保將構成本公司之須予披露交易。由於天安為本公司之控股股東，根據上市規則第14A章之規定，補充協議及聯合水泥擔保亦構成本公司之非豁免持續關連交易，須待獨立股東批准後方可作實。

根據上市規則，天安為本公司之關連人士，因此天安及其聯繫人士須於股東特別大會上就批准補充協議及提供聯合水泥擔保放棄投票。

本公司將於適當時候向股東寄發一份通函，當中載有(其中包括)(i)補充協議之詳情；(ii)本公司獨立董事委員會就補充協議及提供聯合水泥擔保發表之推薦建議；(iii)獨立財務顧問向本公司獨立董事委員會提供有關補充協議及提供聯合水泥擔保之意見；及(iv)召開股東特別大會之通告。

背景

誠如本公司在二零零二年七月八日發表之公佈披露，本公司與天安訂立總協議，據此，本公司及天安已安排各自之中國附屬公司就對方之中國附屬公司借貸分別提供聯合水泥擔保及天安擔保。總協議之年期至(i)二零零二年七月八日起計三年或(ii)聯交所就免除嚴格遵守上市規則之披露及股東批准規定授出之豁免屆滿(以較早出現者為準)為止。聯合水泥擔保所涉及之天安附屬公司借貸本金總額在任何時間均不得超過人民幣100,000,000元，而天安擔保所涉及之本公司附屬公司借貸本金總額在任何時間亦不得超過人民幣100,000,000元。對於聯合水泥擔保所提供擔保給天安附屬公司借貸本金總額，每年將收取1%作為擔保費。天安附屬公司亦會按相同比率就天安擔保所提供之擔保收取擔保費。按照香港普遍之慣例，倘信譽良好之客戶要求以備用信用證或履約保證等方式發出擔保，銀行會向該客戶收取每年約1%之擔保費。聯合水泥及天安均將有關慣例，作為向對方收取擔保費之基準。聯合水泥擔保或天安擔保之有效期不可超逾總協議之有效期，而各訂約方亦已向對方承諾安排各自之附屬公司按一般商業條款，在有關公司之日常業務中訂立借貸之條款。天安或本公司或彼等各自之附屬公司概不會就獲提供之聯合水泥擔保及天安擔保提供任何抵押。

總協議及就此進行之交易(包括提供聯合水泥擔保)已於二零零二年八月十九日獲獨立股東批准。

本公司已申請豁免就總協議項下之聯合水泥擔保嚴格遵守上市規則有關公佈及股東批准之規定，而聯交所亦已於二零零二年八月二十二日授出有關豁免。因此，當時上市規則第14.26(6)(a)條訂明以報章公布之方式披露及股東批准之規定已獲豁免，而有關豁免將於二零零四年十二月三十一日屆滿。

上市規則之影響

由於聯合水泥擔保之總額上限在任何時間均超過上市規則第14.06(2)條釐定之有關百分比比率上限之5%但不超過25%，根據上市規則第14.06(2)條，補充協議及聯合水泥擔保將構成本公司之須予披露交易。

由於天安為本公司之控股股東，根據上市規則之規定，補充協議及聯合水泥擔保亦構成本公司之非豁免持續關連交易，須待獨立股東批准後方可作實，並另須遵守上市規則之披露規定。

補充協議及聯合水泥擔保亦須分別遵守上市規則第14A.37至14A.41條及14A.45至14A.46條之年度審閱及申報規定。

補充協議之主要條款

於二零零四年十二月三十一日，本公司與天安訂立補充協議，據此，總協議之年期將延長至二零零七年十二月三十一日，而聯合水泥擔保所涉及之天安附屬公司借貸本金總額在任何時間之上限將為人民幣80,000,000元。補充協議須待獨立股東批准後方可作實。天安將繼續根據總協議(經補充協議修訂)提供天安擔保。董事估計天安擔保所涉及之本公司附屬公司借貸本金總額，在截至二零零七年十二月三十一日止三個年度內之任何時間均不會超過人民幣80,000,000元。對天安而言，總協議及天安擔保毋須遵守須予公佈交易(由於本公司為天安之附屬公司，交易根據上市規則第14.04(1)(e)(ii)條獲豁免)或關連交易之披露規定，而天安亦已就上述情況向本公司作出陳述。依賴天安之陳述，董事認為上述有關之交易對天安而言，根據上市規則可獲豁免遵守披露規定。

上限

董事估計截至二零零七年十二月三十一日止三個年度各年，聯合水泥擔保所涉及之天安附屬公司借貸本金總額在任何時間均不會超過人民幣80,000,000元。釐定有關上限時已考慮聯合水泥擔保之歷史金額，而由二零零二年七月八日至二零零四年十二月二十八日期間，聯合水泥擔保之平均未償還金額為約人民幣65,647,000元(61,931,000港元)。

訂立補充協議之原因

本公司及天安均透過各自之中國附屬公司在中國經營業務。該等附屬公司之業務不時需要銀行融資。中國之銀行給予融資時一般均會要求當地註冊成立且聲譽良好、財務穩健之公司提供擔保。因此，本公司與天安就提供擔保而訂立補充協議，延長總協議之年期，以便現有之對應安排能夠繼續，達致互惠互利之目的。

董事(包括獨立非執行董事)認為，補充協議之條款乃按一般商業條款釐定，屬公平合理，亦符合本公司股東之整體利益。

一般資料

本集團之主要業務為製造及分銷水泥熟料、優質水泥及天然石材、瓷磚，提供工程設計及安裝，以及分銷其他建材。

天安及其附屬公司之主要業務為從事物業發展及投資、經營酒店業務、提供酒店及物業管理及代理人服務、投資控股及銷售建材。

由於天安乃本公司之控股股東，持有本公司已發行股本約54.77%，根據上市規則，天安為本公司之關連人士，天安及其聯繫人士因而將於股東特別大會上就批准補充協議及提供聯合水泥擔保放棄投票。

本公司將於適當時候向股東寄發一份通函，當中載有(其中包括)(i)補充協議之詳情；(ii)本公司獨立董事委員會就補充協議及提供聯合水泥擔保發表之推薦建議；(iii)獨立財務顧問向本公司獨立董事委員會提供有關補充協議及提供聯合水泥擔保之意見；及(iv)召開股東特別大會之通告。

釋義

除文義另有所指外，於本公佈內，下列詞彙具備以下涵義：－

「聯繫人士」	指	上市規則所定義者
「董事會」	指	董事會
「本公司」	指	上海聯合水泥股份有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「現有豁免」	指	聯交所於二零零二年八月二十二日授出之豁免，毋須就總協議項下之聯合水泥擔保嚴格遵守上市規則有關披露及股東批准之規定
「本集團」	指	本公司及其附屬公司
「獨立股東」	指	除天安及其聯繫人士以外之本公司股東
「上市規則」	指	聯交所證券上市規則
「總協議」	指	本公司與天安就提供擔保之對應安排於二零零二年七月八日訂立之協議
「中國」	指	中華人民共和國
「聯合水泥擔保」	指	本公司附屬公司就天安附屬公司借貸所提供及將提供之擔保
「股東特別大會」	指	本公司為批准(其中包括)補充協議而即將召開之股東特別大會
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	香港法例第32章公司條例所定義者
「補充協議」	指	本公司與天安於二零零四年十二月三十一日就總協議訂立之補充協議
「天安」	指	天安中國投資有限公司，於香港註冊成立之公司，其股份在聯交所上市，為本公司之控股股東，持有本公司已發行股本約54.77%
「天安擔保」	指	天安附屬公司就本公司附屬公司借貸所提供及將提供之擔保

除本公佈另有註明外，所有人民幣金額乃按1.00港元兌人民幣1.06元之匯率換算成港元(僅供說明之用)。

承董事會命
上海聯合水泥股份有限公司
行政總裁
龔清海

香港，二零零四年十二月三十一日

於本公佈刊發日期，董事為黃清海先生(總裁及行政總裁)、高成明先生(副總裁)、李志剛先生、李兆忠先生、陳靜先生#、李暉雄先生#及金惠志先生#。

 # 獨立非執行董事

** 僅供識別*

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公布全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

須予披露之交易

> 於二零零四年十二月三十一日，恩利控股之全資附屬公司Golden Target與碧華訂立該協議，內容關於以代價9,000,000美元（相等於約70,200,000港元）購買銷售股份，有關代價已經以現金悉數支付。Golden Target收購事項已於緊隨該協議簽訂後完成。
>
> Golden Target收購事項完成前，碧華已擁有中漁國際已發行股本50.1%。中漁國際餘下49.9%已發行股本繼續由中港擁有。中港乃於二零零四年七月十二日透過中港收購事項收購，恩利控股擁有其已發行股本70%。有關中港收購事項之詳情請參閱本公司於二零零四年三月二十九日及二零零四年七月十二日發表之公布。
>
> Golden Target收購事項完成後，中漁國際成為本公司之間接附屬公司，而本公司及恩利控股分別擁有中漁國際已發行股本約22.03%及36.93%實益權益。
>
> 在新加坡交易所上市之恩利控股乃本公司之附屬公司，本公司持有其約59.65%已發行股份。
>
> 董事會相信該協議之條款屬公平合理，亦符合本公司及股東之整體利益。董事會確認Golden Target收購事項之代價乃訂約雙方按公平原則磋商釐定。
>
> 根據上市規則第14章，該協議項下進行之交易構成本公司之須予披露交易。本公司將於實際可行情況下盡快向股東寄發一份有關該協議之通函。

該協議

訂立日期

二零零四年十二月三十一日

訂約雙方

(1) *賣方*

碧華，於薩摩亞註冊成立之公司，主要業務為投資控股。

據董事作出一切合理查詢後所深知、資料所得及確信，碧華及其最終實益擁有人均為本公司及其關連人士（定義見上市規則）之獨立第三方。

(2) *買方*

Golden Target

所轉讓之資產

根據該協議，Golden Target已同意以代價9,000,000美元（相等於約70,200,000港元）購買銷售股份（佔中漁國際已發行股本2%）。中漁國際主要從事捕漁活動及為漁船提供捕漁管理服務。

代價

銷售股份之代價為9,000,000美元（相等於約70,200,000港元），Golden Target已從其內部資源中撥出，並於該協議完成時從恩利控股之內部資源以現金悉數支付。假設Golden Target收購事項根據上市規則第14.22條與中港收購事項合併計算，本公司收購中漁國際已發行股本51.9%間接權益所支付之代價總額為21,940,152美元（相等於約171,133,186港元）。

董事會確認Golden Target收購事項之代價乃訂約雙方按公平原則磋商釐定（並無按照任何特定財務基準）。

按照中漁國際之未經審核管理賬目，銷售股份於二零零四年九月三十日之賬面值為385,758美元（相等於約3,009,000港元）。截至二零零二年及二零零三年十二月三十一日止兩個年度各年，銷售股份應佔之中漁國際經審核溢利淨額（除稅及計入非經常項目前後）分別約為1,889,000美元（相等於約14,734,000港元）及4,322,000美元（相等於約33,712,000港元）。

按中漁國際截至二零零四年九月三十日止九個月之未經審核管理賬目之基準計算，Golden Target收購事項及中港收購事項之代價總額為21,940,152美元（相等於約171,133,186港元），而Golden Target收購事項之代價則為9,000,000美元（相等於約70,200,000港元），其市盈率分別為2.6及27。此外，中港收購事項及Golden Target收購事項之總代價21,940,152美元（相等於約171,133,186港元），以及代價9,000,000美元（相等於約70,200,000港元），分別為中漁國際於二零零四年九月三十日之應佔資產淨值之2.2倍及23倍。

完成

Golden Target收購事項已於緊隨該協議於二零零四年十二月三十一日簽訂後完成。

Golden Target收購事項完成前，中漁國際之董事會由五名成員組成，中港有權委任其中兩名中漁國際董事，而碧華則有權委任其中三名中漁國際董事。Golden Target收購事項完成後，中漁國際之董事人數上限將為五名，中港及碧華各自有權委任其中最多兩名中漁國際董事，另Golden Target則有權委任其中一名中漁國際董事。

Golden Target收購事項完成前，中漁國際之持股架構載列如下：



Golden Target收購事項完成後，中漁國際之持股架構載列如下：



* *中港其他獨立股東及其最終實益擁有人均為本公司及其關連人士（定義見上市規則）之獨立第三方。*

有關中漁國際之財務資料

下表載列中漁國際之個別財務數據，有關數據乃摘錄自中漁國際截至二零零二年十二月三十一日及二零零三年十二月三十一日止財政年度之經審核賬目，以及截至二零零四年九月三十日止九個月之未經審核管理賬目。上述經審核賬目乃根據國際財務報告準則編製。

	截至二零零二年十二月三十一日止年度經審核 (千美元)	相等於 (千港元)	截至二零零三年十二月三十一日止年度經審核 (千美元)	相等於 (千港元)	截至二零零四年九月三十日止九個月未經審核 (千美元)	相等於 (千港元)
營業額	39,366	307,055	55,062	429,484	73,190	570,882
未計利息、折舊、攤銷及稅項前之溢利	1,889	14,734	4,322	33,712	20,698	161,444
除稅前溢利	1,889	14,734	4,322	33,712	16,498	128,684
除稅後溢利	1,889	14,734	4,322	33,712	16,498	128,684
總資產	6,264	48,859	9,396	73,289	73,873	576,209
非流動資產	1,650	12,870	1,900	14,820	53,268	415,490
流動資產	4,614	35,989	7,496	58,469	20,605	160,719
總負債	4,375	34,125	6,585	51,363	54,564	425,599
非流動負債	–	–	–	–	–	–
流動負債	4,375	34,125	6,585	51,363	54,564	425,599
資產淨值	1,889	14,734	2,811	21,926	19,309	150,610

GOLDEN TARGET收購事項對恩利控股集團之財務影響

每股盈利

為方便參考，假設Golden Target收購事項已於二零零三年四月一日完成，則Golden Target收購事項對恩利控股集團（而非太平洋恩利集團）每股盈利（根據恩利控股集團截至二零零四年三月三十一日止財政年度之經審核綜合損益表計算）之影響如下：—

	截至二零零四年三月三十一日止財政年度	調整	備考（於Golden Target收購事項後）
恩利控股股東應佔溢利（千港元）	90,346	(2,814)[1]	87,532
恩利控股股份數目（千股）	541,123		541,123
恩利控股每股盈利（港仙）	16.70		16.18

註(1)：此調整金額為截至二零零三年十二月三十一日止年度所佔中漁國際經審核溢利之2%及融資費用。

有形資產淨值

為方便參考，假設Golden Target收購事項已於二零零四年三月三十一日完成，則Golden Target收購事項對恩利控股集團（而非太平洋恩利集團）綜合有形資產淨值（根據恩利控股集團於二零零四年三月三十一日之經審核綜合資產負債表計算）之影響如下：—

	截至二零零四年三月三十一日	調整	備考（於Golden Target收購事項後）
有形資產淨值（千港元）	812,997	(69,761)[2]	743,236
恩利控股股份數目（千股）	541,123		541,123
每股恩利控股股份之有形資產淨值（港仙）	1.50		1.37

註(2)：此調整金額為收購中漁國際之商譽。

負債比率

為方便參考，假設Golden Target收購事項已於二零零四年三月三十一日完成，則Golden Target收購事項對恩利控股集團（而非太平洋恩利集團）負債比率（根據恩利控股集團於二零零四年三月三十一日之經審核綜合資產負債表計算）之影響如下：—

	截至二零零四年三月三十一日	調整	備考（於Golden Target收購事項後）
總借貸（千港元）	856,992		856,992
淨借貸（千港元）	669,632	70,200[3]	739,832
股東資金（千港元）	812,997		812,997
總負債比率（倍）	1.05		1.05
淨負債比率（倍）	0.82		0.91

註(3)：此調整為支付Golden Target收購事項之有關收購現金額。

恩利控股乃在新加坡交易所上市之公司，上文所載有關Golden Target收購事項對恩利控股之財務影響分析乃由恩利控股根據新加坡交易所上市守則之若干規管要求所披露。因此，有關財務資料並非本公司自願披露，並根據另一套僅為恩利控股股東而設之規則編算。

進行Golden Target收購事項之原因

中港較早前於二零零四年七月十二日，以代價總額12,940,152美元（相等於約100,933,186港元）向碧華收購中漁國際49.9%權益，其中70%為數9,058,106.40美元（相等於約70,653,230港元）之權益由恩利控股出資。

隨Golden Target收購事項完成後，本公司以代價9,000,000美元（相等於約70,200,000港元）間接收購中漁國際已發行股本額外2%之權益，中漁國際因而成為本公司之間接附屬公司，本公司及恩利控股分別擁有中漁國際已發行股本約22.03%及36.93%實益權益。

截至二零零四年九月三十日止九個月內，中漁國際錄得未經審核除稅後溢利約16,500,000美元（相等於約128,700,000港元）。Golden Target收購事項完成前，於中漁國際之權益乃入賬列作本公司之聯營公司，而Golden Target收購事項完成後，於中漁國際之權益則入賬列作本公司之附屬公司。

繼於中港收購事項完成後，中漁國際對本公司業績具有可觀之潛在盈利貢獻，Golden Target收購事項有助本公司透過其於中漁國際之控股權益，決定中漁國際日後之方向，並使之與太平洋恩利集團之整體策略互相配合。按照目前計劃，中漁國際之業務及運作將與太平洋恩利集團之業務及運作結合。此外，太平洋恩利集團可利用中漁國際之專業知識及經驗，擴展中漁國際之業務及運作。

有見及此，董事會相信該協議之條款屬公平合理，亦符合股東之整體利益。

一般資料

太平洋恩利集團之主要業務為全球採購、岸上再加工與國際分銷冷凍海鮮食品、提供船務代理服務及種植、加工與供應蔬菜。

恩利控股集團主要從事全球採購、運輸及供應冷凍海鮮產品及種植、加工及供應蔬菜。Golden Target及中港均主要從事投資控股業務。

根據上市規則第14章，該協議項下進行之交易構成本公司之須予披露交易。本公司將於實際可行情況下盡快向股東寄發一份有關該協議之通函。

釋義

於本公布內，下列詞彙具備以下涵義：

「該協議」	指	Golden Target（作為買方）與碧華（作為賣方）就買賣銷售股份於二零零四年十二月三十一日訂立之買賣協議
「董事會」	指	董事會
「董事」	指	本公司董事
「中漁國際」	指	中漁國際有限公司，於一九九七年二月八日在薩摩亞註冊成立之公司
「本公司」	指	太平洋恩利國際控股有限公司
「關連人士」	指	上市規則項下之定義
「Golden Target」	指	Golden Target Pacific Limited，於英屬處女群島註冊成立之公司，為恩利控股之全資附屬公司
「Golden Target收購事項」	指	Golden Target根據該協議收購銷售股份
「碧華」	指	碧華投資有限公司，於薩摩亞註冊成立之公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「恩利控股」	指	太平洋恩利（控股）有限公司，於百慕達註冊成立之有限公司，其股份及認股權證均在新加坡交易所上市，為本公司擁有其已發行股本約59.65%權益之附屬公司
「恩利控股集團」	指	恩利控股及其附屬公司
「恩利控股股份」	指	恩利控股股本中每股面值0.2坡元之股份
「太平洋恩利集團」	指	本公司及其附屬公司
「銷售股份」	指	中漁國際股本中每股面值1美元之股份20股，佔中漁國際已發行股本2%
「新加坡交易所」	指	新加坡證券交易所有限公司
「股東」	指	本公司股東
「中港」	指	中港漁業有限公司，於英屬處女群島註冊成立之公司，為恩利控股擁有70%權益之附屬公司
「中港收購事項」	指	中港收購中漁國際股本中每股面值1美元之股份499股，佔中漁國際已發行股本49.9%，有關詳情已在本公司於二零零四年三月二十九日及二零零四年七月十二日發表之公布內披露
「港元」	指	港元，香港法定貨幣
「坡元」	指	新加坡元，新加坡法定貨幣
「美元」	指	美元，美國法定貨幣

承董事會命
太平洋恩利國際控股有限公司
董事總經理
黃複興

香港，二零零四年十二月三十一日

於本公布內，除另有註明外，美元金額乃按1.00美元兌7.80港元之匯率換算成港元，僅供參考。

於本公布發表日期，本公司執行董事為黃啟聰先生、黃裕翔先生、鄭麗英女士、黃裕雄先生、黃裕培先生、黃培盈女士及鄭乃雄先生；本公司獨立非執行董事為鄭學廣先生、劉嘉彥先生及盧文敏先生。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

（於香港註冊成立之有限公司）

（股份代號：235）

公佈

> 本公司茲遵照香港公司收購及合併守則第3.7條之規定，知會公眾有關可能進行收購事項之進展情況。

茲提述中策集團有限公司（「本公司」）分別於二零零四年十月十五日及二零零四年十一月十五日發表之公佈，以及本公司與永安旅遊（控股）有限公司於二零零四年十一月三十日聯合發表之公佈，內容乃關於（其中包括）一名第三方人士可能收購錦興集團有限公司（「錦興」）及保華德祥建築集團有限公司（「保華德祥」）於本公司之權益一事（「可能進行收購事項」）。除非文義另有所指，本公佈所用詞彙與本公司於二零零四年十月十五日發出之公佈所使用者具相同涵義。

本公司於二零零四年十二月三十日獲錦興及保華德祥各自以書面知會，彼等與該第三方人士仍就可能進行收購事項進行磋商，而有關可能進行收購事項之磋商目前尚無進展，各方仍未議定可能進行收購事項之重大條款，亦未就可能進行收購事項訂定時間表。因此，錦興及保華德祥並不認為即將就本公司股份提出收購建議。

由於可能進行收購事項未必進行，本公司股東與公眾投資者買賣本公司股份時務請審慎行事。倘本公司董事得知可能進行收購事項有任何進展，彼等將遵守香港聯合交易所有限公司證券上市規則及香港公司收購及合併守則之規定就此知會市場。

承董事會命
中策集團有限公司
秘書
謝啟欣

香港，二零零四年十二月三十一日

本公司董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知，於本公佈所發表之意見乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實，導致本公佈所載之任何聲明有所誤導。

執行董事：—	*獨立非執行董事：—*
陳國強博士	卜思問先生
Yap, Allan博士	馮瑞瑤女士
周美華女士	黃景霖先生
陳玲女士	
陳國鴻先生 *（為陳國強博士之替任董事）*	
呂兆泉先生 *（為Yap, Allan博士之替任董事）*	

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中國海澱集團有限公司

（前稱中國光大科技有限公司）

（於開曼群島註冊成立的有限公司）

（股份代號：256）

延遲寄發通函

> 茲提述本公司日期為二零零四年十二月二十四日之公佈，聯交所已向本公司表示，基於聯交所獲提供之資料，其不會放寬有關根據上市規則第14.67(4)(a)(i)條須於通函載入所收購公司會計師報告之規定。
>
> 有見及此，本公司需要額外時間向聯交所提供有關北京海澱集團之進一步資料，並繼續尋求放寬有關根據上市規則第14.67(4)(a)(i)條須於通函載入所收購公司會計師報告之規定。此外，買方現正與北京海澱之管理層及現有股東就提供該等資料進行磋商。
>
> 本公司宣佈已向聯交所申請豁免嚴格遵守上市規則第14.38及第14.40條，以致通函將會延遲至二零零五年一月二十一日或之前寄發。

茲提述中國海澱集團有限公司（前稱中國光大科技有限公司）（「本公司」）日期為二零零四年十二月三日及二零零四年十二月二十四日內容有關（其中包括）收購之公佈（「該等公佈」）。

除非文義另有所指，本公佈所用詞彙與該等公佈所界定者具有相同涵義。

延遲寄發通函

根據上市規則第14.38及第14.40條，本公司須於本公司日期為二零零四年十二月三日之公佈刊發日期後21天內（即二零零四年十二月二十四日或之前）向股東寄發通函。於二零零四年十二月二十四日，本公司宣佈，由於本公司需要額外時間向聯交所提供進一步資料，以尋求放寬有關根據上市規則第14.67(4)(a)(i)條須於通函載入所收購公司會計師報告之規定，故將會延遲寄發通函，並將於二零零四年十二月三十一日或之前進一步發出公佈。

聯交所已向本公司表示，基於聯交所獲提供之資料，其不會放寬有關根據上市規則第14.67(4)(a)(i)條須於通函載入所收購公司會計師報告之規定。

有見及此，本公司需要額外時間向聯交所提供有關北京海澱集團之進一步資料，並繼續尋求放寬有關根據上市規則第14.67(4)(a)(i)條須於通函載入所收購公司會計師報告之規定。此外，買方現正與北京海澱之管理層及現有股東就提供該等資料進行磋商。

本公司已申請豁免嚴格遵守上市規則第14.38及第14.40條，以致通函寄發日期延遲至二零零五年一月二十一日。

於本公佈日期，執行董事為韓國龍先生、王少青先生、蔣建光先生、石禮先生及林代文先生；非執行董事為薛新暉女士；獨立非執行董事則為馮子華先生、鄭俊偉博士及李曾先生。

承董事會命
中國海澱集團有限公司
董事長
韓國龍

香港，二零零四年十二月三十一日

GORIENT
GORIENT (HOLDINGS) LIMITED
協里控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：729）

公司秘書之變更

協里控股有限公司（「本公司」）董事會（「董事會」）宣佈，曾樹森先生（「曾先生」）已因私人理由而辭任本公司之公司秘書及審核委員會秘書職務，自二零零四年十二月三十一日起生效。董事會藉此就曾先生於任內對本公司所作之寶貴貢獻致以衷心謝意。

董事會亦宣佈，劉翠鳳小姐（「劉小姐」）將獲委任為本公司之公司秘書及審核委員會秘書，自二零零五年一月一日起生效。

曾先生確認，彼與董事會並無意見不合，亦無任何其他有關其辭職一事而須知會本公司股東或香港聯合交易所有限公司之事宜。

劉小姐於企業財務、會計及核數行業有逾十年經驗，彼亦為香港會計師公會會員。

於本公佈日期之董事如下：

執行董事：	吳家耀先生、吳雪雲女士、孫協陽先生
非執行董事：	盧敬輝先生、鄭協敦先生、夏其才先生
獨立非執行董事：	高世杰先生、區洪偉先生、曾百中先生

承董事會命
協里控股有限公司
主席兼行政總裁
吳家耀

香港，二零零四年十二月三十一日

* *僅供識別*

法律通告
香港特別行政區
高等法院原訟法庭
破產案2004年第10531宗

關於：CHAN KWOK CHUNG trading as CHUNG HING MOTOR CO.
（持有香港身份證E888XXX）

單方申請人：LEE YUK LING LUCIA

有關於二零零四年十一月三日呈交之破產呈請書事宜

茲有LEE YUK LING LUCIA，其地址為香港九龍黃大仙竹園北村榕園樓3221室，已入稟香港高等法院提交一份針對台端的破產呈請書，法院已命令將此通知刊登於香港經濟日報本港刊行之中文報章一次作為該破產呈請書已送達台端論。

請注意，上述破產呈請書已定於二零零五年一月十二日星期三上午十時正，在香港金鐘道38號香港高等法院聆訊，屆時台端須出庭應訊，倘不到庭，則法院可在台端缺席的情況下發出破產令。

台端可向高等法院登記處提出申請索閱本案呈請書副本。

香港高等法院司法常務官
債權人代表律師
梅智民黃定邦律師行

地址	：香港中環皇后大道中1號怡和大廈2315-2316室
電話	：2849 9988
檔號	：W/302421/02G
日期	：二零零五年一月三日

自然比人知多啲……

~:-(

代表非常憤怒

《經濟日報》每日提供最新I.T.資訊

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

WONSON INTERNATIONAL HOLDINGS LIMITED
（和成國際集團有限公司）*

（於百慕達註冊成立之有限公司）
（股份代號：651）

股價及成交量變動

董事會注意到，本公司股份之價格及成交量今日有所上升。董事會謹此知會本公司股東及準投資者，本公司並不知悉導致股價及成交量上升的原因。

[illegible]

本公司股東及投資者於買賣本公司股份時，務請審慎行事。

本公佈乃應香港聯合交易所有限公司（「聯交所」）之要求作出。

和成國際集團有限公司（「本公司」）董事會（「董事會」）注意到，本公司股份之價格及成交量於今日有所上升，茲聲明本公司並不知悉導致股價及成交量上升的原因。

[illegible]

本公司股東及投資者於買賣本公司股份時，務請審慎行事。

本公司確認除上述者外，目前並無任何有關收購或變賣的商談或協議為根據聯交所證券上市規則（「上市規則」）第13.23條而須予公開者，董事會亦不知悉有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予公開者。

於本公佈刊發日期，本公司的執行董事為周綱先生、徐正鴻先生、鍾國鼎先生、Hui, Richard Rui先生及謝卓明先生，而獨立非執行董事為陳仕鴻先生、唐匯棟先生及繆希先生。

承董事會命
董事
Hui, Richard Rui

香港，二零零四年十二月三十一日

* 僅供識別

Dell電腦創辦人Michael Dell

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ORIENTAL EXPLORER HOLDINGS LIMITED
（東方網庫控股有限公司）*

（於百慕達註冊成立之有限公司）
（股份代號：430）

更換核數師

董事會宣佈安永自二零零四年十二月三十一日起辭任本公司及其附屬公司之核數師一職，而董事會建議委任國衛為本公司核數師，以填補安永辭任後之空缺，任期至本公司下屆股東週年大會結束時為止。委任國衛為本公司核數師須待本公司股東於股東特別大會上批准後，方可作實，而股東特別大會將根據本公司之公司細則舉行。

東方網庫控股有限公司（「本公司」）董事會（「董事會」）宣佈，由於本公司與安永會計師事務所（「安永」）未能就截至二零零四年十二月三十一日止財政年度之核數費用達成協議，安永自二零零四年十二月三十一日起辭任本公司及其附屬公司之核數師一職。

於其辭任通知內，安永確認並無任何有關其辭任之情況其認為應敦請本公司或其附屬公司之股東或債權人注意。董事會亦確認並無任何有關更換核數師之情況彼等認為應敦請本公司股東注意。

董事會建議委任國衛會計師事務所（「國衛」）為本公司核數師，以填補安永辭任後之空缺，任期至本公司下屆股東週年大會結束時為止，惟須待本公司股東於股東特別大會上批准是項委任後方可作實，而股東特別大會將根據本公司之公司細則舉行。預期更換本公司核數師將不會影響本公司截至二零零四年十二月三十一日止財政年度年度業績之核數工作及刊發事宜。

本公司將於適當時候向股東寄發一份通函，以提供更換本公司核數師之詳情，以及載有股東特別大會之通告。待本公司股東批准委任國衛為本公司核數師後，本公司將隨即另行發表公佈。

於本公佈刊發日期，本公司董事會由五名董事組成，包括兩名執行董事劉志勇先生及劉志奇先生，以及三名獨立非執行董事蔡德河先生、盧益榮先生及黃艷森先生。

承董事會命
東方網庫控股有限公司
主席
劉志勇

日期：二零零四年十二月三十一日

* 僅供識別

ORIENTAL EXPLORER HOLDINGS LIMITED
（東方網庫控股有限公司）*

（於百慕達註冊成立之有限公司）
（股份代號：430）

股東特別大會通告

茲通告東方網庫控股有限公司（「本公司」）將於二零零五年一月二十七日（星期四）上午十時正假座香港黃竹坑道54號萬事昌集團大廈8樓舉行股東特別大會（或其任何續會），以考慮及酌情通過以下決議案（不論有否修訂）：

作為本公司之普通決議案：

「動議委任國衛會計師事務所為本公司之核數師，任期至下屆股東週年大會結束時為止，酬金由董事協定。」

承董事會命
東方網庫控股有限公司
主席
劉志勇

香港，二零零四年十二月三十一日

註冊辦事處：
Clarendon House
Church Street
Hamilton HM11
Bermuda

香港主要營業地點：
香港
黃竹坑道54號
萬事昌集團大廈8樓

附註：

1. 凡有權出席本公司股東大會並於會上投票之股東，均有權委任一位人士作為其委任代表代其出席及投票。委任代表毋須為本公司股東。
2. 代表委任表格連同委任人簽署之授權書或其他授權文件（如有）或由公證人核證明之授權書或授權文件副本，須最遲於股東大會或其任何續會之指定舉行時間四十八小時前，送達本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。
3. 倘屬本公司股份之聯名持有人，該等持有人之中任何一位均可親身或委任代表在股東大會上就其股份投票，猶如彼為唯一有權投票者；惟倘該等持有人之中多於一位親身或委任代表出席股東大會，則該等持有人之中只有於本公司股東名冊存置之股東名冊中排名首位者方可有權就有關股份投票。
4. 根據本公司之公司細則，以下人士可要求於股東特別大會上所提呈投票表決之決議案以舉手方式投票表決：
   - (i) 股東大會主席；或
   - (ii) 不少於三名親身出席之股東（或如股東為法團，則為其正式授權代表）或當時有權在會上投票之代表；或
   - (iii) 代表有權在會上投票之全部股東之中不少於十分之一投票權之一名或多名親身出席之股東（或如股東為法團，則為其正式授權代表）或代表；或
   - (iv) 持有賦予權利可於大會上投票之本公司股份之一名或多名親身出席之股東（或如股東為法團，則為其正式授權代表）或代表，而該等股份合計之已繳足股本須不少於全部授予投票權股份之已繳足股本總額之十分之一。
5. 於本公佈刊發日期，本公司之執行董事為劉志勇先生（主席）及劉志奇先生，而獨立非執行董事為蔡德河先生、黃艷森先生及盧益榮先生。

* 僅供識別

SINGAMAS CONTAINER HOLDINGS LIMITED
勝獅貨櫃企業有限公司

（於香港成立之有限公司）
股票編號：0716

公布

勝獅貨櫃企業有限公司（「本公司」）董事會宣布於二零零四年十二月三十一日起正式委任金旭初先生（「金先生」）為本公司之執行董事。

金先生，58歲，曾於上海交通大學就讀，於一九八九年五月加盟本公司持有60%股本權益之附屬公司－上海太平國際貨櫃有限公司。金先生現時為本公司多間製造營運單位之總經理及董事，擁有逾25年在中國貨櫃製造業的豐富經驗。

除上述所披露外，金先生與本公司任何董事、高級管理人員、主要或控股股東概無任何其他關連。於本公布日期，金先生並無持有根據《證券及期貨條例》第XV部條文所指義所指之本公司股份之任何權益。

金先生與本公司概無訂立任何服務合約，亦無訂下特定服務年期，及無規定本公司需要給予超過一年的通知期或支付相等於超過一年的酬金以終止有關的服務。根據本公司之組織章程細則，金先生須在本公司之股東週年大會上告退及可膺選連任。彼之酬金仍有待董事會釐定，並將參照其於本公司之職務及責任、經驗及當前的市場情況，及本公司之業績表現及薪酬政策。

金先生在過去三年並無出任其他上市公司董事職務。

除上述所披露外，並無其他關於委任金先生之事項需要通知本公司股東。

董事會藉此機會歡迎金先生加入本公司董事會為執行董事。

承董事會命
公司秘書
陳潔冰

香港，二零零四年十二月三十一日

於本公布日期，本公司之董事會成員如下：張允中先生、張松聲先生、郭耀思先生、金旭初先生及張朝暉先生為執行董事，饒錦榜先生為非執行董事，顧文傑先生、王家祿先生及蘇鎮華先生為獨立非執行董事。

理文造紙有限公司*
Lee & Man Paper Manufacturing Limited

（於開曼群島註冊成立之有限公司）

股份編號：2314

委任獨立非執行董事

理文造紙有限公司（本公司）董事會（董事會）欣然公布自二零零五年一月一日起將委任周嘉穗小姐（「周小姐」）為本公司之獨立非執行董事及本公司審核委員會之成員。

周小姐，55歲，為周氏國際集團有限公司（周氏）董事，於紡織及成衣業具有逾三十年經驗，主要負責管理周氏毛衣及針織品業務，且具有逾十多年之物業投資及發展經驗。彼現亦為香港一間酒店之董事總經理及多間企業之董事，用負整體管理及策略規劃工作。周小姐與本公司並沒有訂立任何服務合約，而彼於本公司的服務年期由委任當日起計，為期一年，除非任何一方發出三個月書面通知提早終止服務或雙方同意較短的通知期，否則自動續期。周小姐並不會收取任何董事袍金，惟彼仍須根據本公司之組織章程，於股東周年大會輪值告退及重選。

除委任為獨立非執行董事，周小姐過去並無擔任本公司或其子公司之任何職位。彼與本公司之董事、高級管理層、最高行政人員或主要或控股股東概無任何關連。於本公布日期，彼亦無持有根據證券及期貨條例（香港法例第571章）第十五部之本公司任何證券權益。除本公布所披露外，周小姐在過去三年並無出任上市公司之董事。董事會並不知悉就周小姐委任為本公司之獨立非執行董事須向本公司股東提呈之其他任何事項。

董事會謹藉此機會歡迎周小姐加入董事會。

於本公布發出當日，董事會的四位執行董事計有李運強先生、李文俊先生、李文斌先生及陳鎮森先生；三位獨立非執行董事計有邢詒春先生、王啟東先生及周嘉穗小姐。

承董事會命
公司秘書
張國強

香港，二零零五年一月一日

* 僅供識別

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性及完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SW KINGSWAY CAPITAL HOLDINGS LIMITED
滙富金融控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：188）

公佈
董事調任

滙富金融控股有限公司董事會宣佈，由二零零五年一月一日起，滙富金融控股有限公司之現任執行董事吳偉驄先生已調任為非執行董事。

滙富金融控股有限公司（「本公司」）董事會（「董事會」）宣佈，由二零零五年一月一日起，本公司之現任執行董事吳偉驄先生已調任為非執行董事。

吳偉驄先生，現年55歲，於二零零零年獲委任為本公司獨立非執行董事，其後於二零零二年十二月獲委任為本公司執行董事。吳先生曾於中國擔任上海證券交易所副理事長及中國證券監督管理委員會之規劃發展委員會委員。於此之前，吳先生乃證監會副主席、營運總裁及執行董事，負責管理中介團體部（包括發牌及中介團體監察科），直至一九九七年十二月三十一日離開證監會為止。吳先生現兼任深圳控股有限公司（股份代號604）、[illegible]有限公司（股份代號202）及[illegible]集團有限公司（股份代號8110）之董事會成員。

於本公佈日期，本公司與吳先生並無簽訂任何董事服務合約。吳先生須於股東週年大會上輪席告退及可膺選連任，任期兩年。吳先生獲享之所有袍金及薪酬將由董事會參照其資歷、經驗及職務範圍釐定。

吳先生與本公司之任何董事、高級管理層或主要或控股股東（定義見上市規則）概無關連。

吳先生實益擁有或控制本公司2,514,000股股份（約佔0.08%）。

除上述者外，概無任何有關吳先生之事項須知會本公司股東。

於本公佈日期，本公司董事包括蔡冠深（主席）、林家禮、蔡冠明、劉黃玉鳳及李定華（執行董事），吳偉驄（非執行董事），史習陶、鄔維庸及高鑑泉（獨立非執行董事）。

承董事會命
滙富金融控股有限公司
行政總裁
林家禮

香港，二零零五年一月三日

* 僅供識別

創科實業有限公司
（於香港註冊成立之有限公司）
（股份代號：669）

董事之調任

創科實業有限公司（「本公司」）之董事會（「董事會」）欣然宣佈，本公司之前任執行董事鴻上彰夫博士（「鴻上彰夫博士」）已於二零零四年十二月三十一日起調任為本公司之非執行董事。

鴻上彰夫博士現年六十二歲，彼於二零零一年獲委任為本公司之執行董事。鴻上彰夫博士持有Northwestern University頒授之物料科學哲學博士銜。於本公佈日期之前三年內，鴻上彰夫博士並無在任何其他香港上市公司擔任董事職位。

於本公佈日期，鴻上彰夫博士擁有本公司股本中每股面值0.10港元股份（「股份」）1,300,000股之個人權益，以及擁有可認購300,000股股份之購股權之個人權益。就證券及期貨條例（香港法例第571章）第XV部之規定，上述權益須知會香港聯合交易所有限公司。除本公佈披露者外，鴻上彰夫博士與本公司之任何其他董事、高層管理人員或主要股東或控股股東概無任何關係。

本公司與鴻上彰夫博士之間並無訂立服務合約，彼並無固定委任期，惟須按照本公司之公司組織章程細則規定輪值告退及膺選連任。彼有權收取董事袍金，金額將由董事會參照鴻上彰夫博士之貢獻及當時之市場情況而釐定。

除本公佈披露者外，並無其他須知會本公司股東之事宜。

於本公佈日期，董事會包括四位集團執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（董事總經理）、陳建華先生及陳志聰先生；兩位非執行董事：鴻上彰夫博士及張定球先生；以及三位獨立非執行董事：Joel Arthur Schleicher先生、Christopher Patrick Langley先生及Manfred Kuhlmann先生。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零四年十二月三十一日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

MULTIFIELD INTERNATIONAL HOLDINGS LIMITED
（萬事昌國際控股有限公司）*

（於百慕達註冊成立之有限公司）
（股份代號：898）

更換核數師

董事會宣佈安永自二零零四年十二月三十一日起辭任本公司及其附屬公司之核數師一職。國衛已獲委任於安永辭任後填補核數師之空缺，任期至本公司下屆股東週年大會結束時為止。

萬事昌國際控股有限公司（「本公司」）董事會（「董事會」）宣佈，由於本公司與安永會計師事務所（「安永」）未能就截至二零零四年十二月三十一日止財政年度之核數費用達成協議，安永自二零零四年十二月三十一日起辭任本公司及其附屬公司之核數師一職。

於其辭任通知內，安永確認並無任何有關其辭任之情況其認為應敦請本公司或其附屬公司之股東或債權人注意。董事會亦確認並無任何有關更換核數師之情況彼等認為應敦請本公司股東注意。

董事會進一步宣佈，國衛會計師事務所已於二零零四年十二月三十一日獲委任為本公司核數師，以填補安永辭任後之空缺，任期至本公司下屆股東週年大會結束時為止。

於本公佈刊發日期，本公司董事會由五名董事組成，包括兩名執行董事劉志勇先生及劉志奇先生，以及三名獨立非執行董事蔡德河先生、李兆民先生及黃艷森先生。

承董事會命
萬事昌國際控股有限公司
主席
劉志勇

日期：二零零四年十二月三十一日

* 僅供識別

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

QUALIPAK INTERNATIONAL HOLDINGS LIMITED
（確利達國際控股有限公司）*

（於百慕達註冊成立之有限公司）
（股份代號：1224）

公佈

董事會已知悉最近本公司的股份價格及成交量上升，茲聲明董事會並不知悉導致上升的任何原因。

股東及公眾投資者於買賣本公司股份時務請審慎行事。

本公佈乃應香港聯合交易所有限公司（「聯交所」）之要求而發出。

QUALIPAK INTERNATIONAL HOLDINGS LIMITED（「本公司」）之董事會（「董事會」）已知悉最近本公司的股份價格及成交量上升，茲聲明彼等並不知悉導致上升的任何原因。

董事會亦知悉一報章上有報導指一日本郵輪船東與本公司洽談透過將其郵輪注入本公司以借殼上市，茲聲明並無此洽談及本公司並無意收購該郵輪。

董事會謹確認，目前並無任何有關收購或變賣的商談或協議為根據聯交所之證券上市規則（「上市規則」）第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予公開者。

股東及公眾投資者於買賣本公司股份時務請審慎行事。

本公佈乃承本公司董事會之命而作出，董事會各董事願就本公佈的準確性個別及共同承擔責任。

承董事會命
確利達國際控股有限公司
林李文
主席兼董事總經理

香港特別行政區，二零零四年十二月三十一日

於本公佈日期，董事會成員包括執行董事林李文碧生（主席兼董事總經理）、[illegible]先生、林錦江先生、梁振昌先生、周偉峰先生及禤丹倫女士以及獨立非執行董事林雄偉先生、林炳昌先生及黃偉光先生。

* 僅供識別

I.T.times
逢周三隨《香港經濟日報》
賺錢科技・市場攻略



江西銅業股份有限公司
JIANGXI COPPER COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

(股份代號: 0358)

臨時股東大會通告

茲通告江西銅業股份有限公司(「本公司」)將於二零零四年十一月二十六日(星期五)上午十時正在中華人民共和國江西省貴溪市冶金大道十五號本公司辦公樓會議室舉行臨時股東大會，藉以考慮及酌情通過以下將以本公司特別決議案及普通決議案方式提呈的決議案：

特別決議案

1. 「動議在有關中國政府機關批准建議發行債券(定義見本公司於二零零四年十月十二日刊發致其H股股東的通函(「通函」內)、在轉換可換股債券(定義見下文)而配發及發行的本公司新A股及可換股債券(定義見下文)在獲批准在上海證券交易所上市及買賣(不論是否按有條件基準)得以達成規限下：—

   (i) 透過增設數目相等於根據可換股債券(定義見下文)如本決議案下文第(ii)所述的轉換而將不時發行的A股，更改本公司的註冊資本；

   (ii) 批准本公司按照通函內所述的條款及條件(可經本公司董事批准後予以修訂)發行最高達人民幣2,000,000,000元可轉換為本公司新A股的可換股債券(「可換股債券」)，並授權本公司董事(1)按本公司董事可能決定的該等條款及條件落實發行可換股債券及(2)據此批准及簽署(或批准簽署)任何有關的文件及(3)使發行可換股債券生效，並因可換股債券轉換配發及發行新A股，該等於(1)及(2)節所述的授權將於二零零五年十一月二十五日屆滿，除非股東於股東大會或H股持有人或內資股持有人於類別股東大會(視乎情況而定)撤銷或修訂；及

   (iii) 授權本公司董事按彼等酌情為本公司公司章程的有關條文作出合適及必須的修訂，以反映本決議案所述的事宜(包括但不限於本公司註冊資本的變動)。」

普通決議案

2. 「動議批准及確認本公司前次募集資金使用情況。前次發行23,000萬股A股，本公司於二零零一年十二月二十八日實際收到的扣除承銷費、推介費及上網發行費共計人民幣1,196萬元後的A股所募集資金總額為人民幣51,014萬元，在扣除發行費用共計人民幣1,529萬元後的淨額人民幣49,485萬元，並於二零零一年十二月二十八日，該項資金全部到位，且經德勤華永會計師事務所有限公司驗證出具驗資專項報告，之後，該項資金投資於貴溪冶煉廠三期技術改造工程、收購江西銅業公司武山銅礦生產經營性淨資產和投資富家塢銅礦區露天開採技術改造等三個項目；並已於二零零二年十二月三十一日全部使用完畢，使用情況如下：

承諾項目	項目投資計劃總額 (人民幣) (萬元)	其中：二零零二年利用募集資金使用情況 (人民幣) (萬元)	截至二零零三年十二月三十一日完工程度
貴冶三期技改工程項目	160,000	26,005	基本完工
收購武山銅礦項目	9,381	19,381	[illegible]
富家塢銅礦開發	81,000	4,099	尚未完工
合計	250,381	49,485	—」

3. 「動議批准本公司本次發行最高達人民幣2,000,000元可換為本公司新A股的可換股債券的募集資金投資運用於收購城門山經營性資產及採礦權、富家塢銅礦區露天開採技術改造工程及購買週邊採礦權、銅資源開發與利用項目、40萬噸硫酸項目及補充營運資金。其中：

   1、 投資人民幣37,818萬元(可予調整)收購城門山經營性資產及採礦權；

   2、 投資人民幣88,105萬元開發富家塢銅礦區等；

   3、 投資人民幣46,336萬元用作銅資源開發與利用項目；

   4、 投資人民幣12,705萬元新建40萬噸/年硫酸項目；及

   5、 倘若可轉債發行所籌款項的淨額有剩餘，則作為公司一般運營資金。」

4. 「動議

   (i) 批准、追認及確認本公司與江西銅業集團公司(「江銅」)簽訂日期為二零零四年九月二十七日的收購協議(一份其上註有「A」字的副本已於會上提呈，並由大會主席簽署，以資識別)。根據該協議，江銅同意出售而本公司同意向江銅收購城門山銅礦的經營資產、相關負債及其採礦權，總代價為人民幣378,188,600元(可予調整)(「協議」)；及

   (ii) 授權本公司董事代表本公司因應或基於協議而簽署、蓋章、執行、完善、交付及作出彼等酌情認為必需或適宜或恰當的所有文件、契據、行動、事情或事宜，並在彼等酌情認為適宜和符合本公司利益的情況下，對協議條款作出彼等同意而性質並非重大的修改。」

承董事會命
黃東風
公司秘書

中國江西省，二零零四年十月十二日

附註：

(a) 關於第二項普通決議案，前次發行本公司230,000,000股A股募集資金使用效果如下：

募集資金實際使用情況與本公司各有關年度報告和其他信息披露文件相配合，不存在差異，募集資金使用效果令人滿意，貴溪冶煉廠三期技術改造工程：利用募集資金產生的主營業務利潤約為3,791萬元，武山銅礦被收購後，二零零二年、二零零三年分別為公司增加利潤總額933萬元和4,270萬元，富家塢銅礦區露天開採技術改造工程尚在建設之中。

(b) 前次募集資金使用情況經德勤會計師行審核，並以德師報(審)字(04)第R036號文出具了專項資金使用報告，該報告指出前次募集資金使用情況與上述的內容及有關信息披露文件基本相符。

(c) 關於第三項普通決議案，投資該等項目的目的為配合本公司發展策略，項目完成後，將進一步提高本公司的資源儲備、生產能力、經濟效益和抗風險能力(有關投資項目的詳情，請參考本公司於二零零四年十月十二日刊發致其H股股東的通函)。

(d) 凡有權出席上述大會及在會上投票的股東均有權委託一位或多位代理人代其出席大會及在會上投票，受委任代理人毋須為本公司股東。

(e) 代理人委任表格及(倘該代理人委任表格由他人根據授權書或其他授權文件代表委托人簽字，經公證人簽署證明的授權書或授權文件副本)，最遲須於大會舉行時間前24小時或指定表決時間24小時前，交回本公司的法定地址(指內資股持有人代理人委任表格而言)或本公司H股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓(指H股持有人代理人委任表格而言)，方為有效。

(f) 股東或其代理出席大會時須出示本人身份證明文件。

(g) 本公司將於二零零四年十月二十六日(星期二)至二零零四年十一月二十六日(星期五)(包括首尾兩天)暫停辦理過戶登記。

(h) 於二零零四年十月二十六日(星期二)已經登記在本公司股東名冊上的股東有權出席大會並於會上投票。

(i) 有意出席大會的股東，須填妥出席大會的回條並於二零零四年十一月五日(星期五)或該日之前將其交回本公司的法定地址中華人民共和國江西省貴溪市冶金大道十五號。回條可以專人送遞、郵寄或圖文傳真(圖文傳真號碼為(86) 701-3777013)方式交回。

(j) 預期臨時股東大會將持續少於半天，出席臨時股東大會的本公司股東或股東代理人須負責其本身的交通及住宿費用。

內資股類別股東大會通告

茲通告江西銅業股份有限公司(「本公司」)將於二零零四年十一月二十六日(星期五)上午十時三十分(或緊隨臨時股東大會結束或休會後)在中華人民共和國江西省貴溪市冶金大道十五號本公司辦公樓會議室舉行內資股(包括非上市內資股及A股)股東大會，藉以考慮及酌情通過以下將以本公司特別決議案方式提呈的決議案：

特別決議案

1. 「動議在有關中國政府機關批准建議發行債券(定義見本公司於二零零四年十月十二日刊發致其H股股東的通函(「通函」內)、在轉換可換股債券(定義見下文)而配發及發行的本公司新A股及可換股債券(定義見下文)在獲批准在上海證券交易所上市及買賣(不論是否按有條件基準)得以達成規限下：—

   (i) 透過增設數目相等於根據可換股債券(定義見下文)如本決議案下文第(ii)所述的轉換而將不時發行的A股，更改本公司的註冊資本；

   (ii) 批准本公司按照通函內所述的條款及條件(可經本公司董事批准後予以修訂)發行最高達人民幣2,000,000,000元可轉換為本公司新A股的可換股債券(「可換股債券」)，並授權本公司董事(1)按本公司董事可能決定的該等條款及條件落實發行可換股債券及(2)據此批准及簽署(或批准簽署)任何有關的文件及(3)使發行可換股債券生效，並因可換股債券轉換配發及發行新A股，該等於(1)及(2)節所述的授權將於二零零五年十一月二十五日屆滿，除非股東於股東大會或H股持有人或內資股持有人於類別股東大會(視乎情況而定)撤銷或修訂；及

   (iii) 授權本公司董事按彼等酌情為本公司公司章程的有關條文作出合適及必須的修訂，以反映本決議案所述之事宜(包括但不限於本公司註冊資本的變動)。」

承董事會命
黃東風
公司秘書

中國江西省，二零零四年十月十二日

附註：

(a) 凡有權出席上述大會及在會上投票的股東均有權委託一位或多位代理人代其出席大會及在會上投票，受委任代理人毋須為本公司股東。

(b) 代理人委任表格及(倘該代理人委任表格由他人根據授權書或其他授權文件代表委托人簽字，經公證人簽署證明的授權書或授權文件副本)，最遲須於大會舉行時間前24小時或指定表決時間24小時前，交回本公司的法定地址(指內資股持有人代理人委任表格而言)，方為有效。

(c) 股東或其代理出席大會時須出示本人身份證明文件。

(d) 預期內資股類別股東大會將持續少於半天，出席內資股類別股東大會的本公司股東或股東代理人須負責其本身的交通及住宿費用。

內資股股東出席會議的具體事項詳見二零零四年十月十二日《中國證券報》、《上海證券報》及《證券時報》之公告並以該公告為準。

H股類別股東大會通告

茲通告江西銅業股份有限公司(「本公司」)將於二零零四年十一月二十六日(星期五)上午十時五十分(或緊隨內資股類別股東大會結束或休會後)在中華人民共和國江西省貴溪市冶金大道十五號本公司辦公樓會議室舉行H股類別股東大會，藉以考慮及酌情通過以下將以本公司特別決議案方式提呈的決議案：

特別決議案

1. 「動議在有關中國政府機關批准建議發行債券(定義見本公司於二零零四年十月十二日刊發致其H股股東的通函(「通函」內)、在轉換可換股債券(定義見下文)而配發及發行的本公司新A股及可換股債券(定義見下文)在獲批准在上海證券交易所上市及買賣(不論是否按有條件基準)得以達成規限下：—

   (i) 透過增設數目相等於根據可換股債券(定義見下文)如本決議案下文第(ii)所述的轉換而將不時發行的A股，更改本公司的註冊資本；

   (ii) 批准本公司按照通函內所述的條款及條件(可經本公司董事批准後予以修訂)發行最高達人民幣2,000,000,000元可轉換為本公司新A股的可換股債券(「可換股債券」)，並授權本公司董事(1)按本公司董事可能決定的該等條款及條件落實發行可換股債券及(2)據此批准及簽署(或批准簽署)任何有關的文件及(3)使發行可換股債券生效，並因可換股債券轉換配發及發行新A股，該等於(1)及(2)節所述的授權將於二零零五年十一月二十五日屆滿，除非股東於股東大會或H股持有人或內資股持有人於類別股東大會(視乎情況而定)撤銷或修訂；

   (iii) 授權本公司董事按彼等酌情為本公司公司章程的有關條文作出合適及必須的修訂，以反映本決議案所述的事宜(包括但不限於本公司註冊資本的變動)；及

   (iv) 以免混淆，豁免本公司H股持有人就任何可換股債券轉換及根據行使可換股債券轉換權將發行的任何新A股的優先認購權(如有)。」

承董事會命
黃東風
公司秘書

中國江西省，二零零四年十月十二日

附註：

(a) 凡有權出席上述大會及在會上投票的股東均有權委託一位或多位代理人代其出席大會及在會上投票，受委任代理人毋須為本公司股東。

(b) 代理人委任表格及(倘該代理人委任表格由他人根據授權書或其他授權文件代表委托人簽字，經公證人簽署證明的授權書或授權文件副本)，最遲須於大會舉行時間前24小時或指定表決時間24小時前，交回本公司H股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓，方為有效。

(c) 股東或其代理出席大會時須出示本人身份證明文件。

(d) 本公司將於二零零四年十月二十六日(星期二)至二零零四年十一月二十六日(星期五)(包括首尾兩天)暫停辦理過戶登記。

(e) 於二零零四年十月二十六日(星期二)已經登記在本公司股東名冊上的股東有權出席大會並於會上投票。

(f) 有意出席大會的股東，須填妥出席大會的回條並於二零零四年十一月五日(星期五)或該日之前將其交回本公司的法定地址中華人民共和國江西省貴溪市冶金大道十五號。回條可以專人送遞、郵寄或圖文傳真(圖文傳真號碼為(86) 701-3777013)方式交回。

(g) 預期H股類別股東大會將持續少於半天，出席H股類別股東大會的本公司股東或股東代理人須負責其本身的交通及住宿費用。

於本公告日期，本公司的執行董事為何昌明先生、成億英女士、李貽煌先生、杜新民先生、王赤衛先生、高建民先生、梁青先生，以及本公司獨立非執行董事為康義先生、史忠良先生、劉新勇先生、尹鴻山先生。

嘉禾
Golden Harvest

嘉禾娛樂事業（集團）有限公司

（於百慕達註冊成立之有限公司）
（股份代號：1132）

委任董事之進一步公佈

[illegible]

陳女士之服務合約為期3年。陳女士將收取年度酬金1,080,000港元。

本公司與馬先生或Kronfeld先生並無訂立任何服務合約。二人均無特定任期，惟須根據本公司之公司細則於本公司之股東週年大會上輪值退任及重選連任。

Kronfeld先生將收取董事袍金每年100,000港元，金額乃參考其作為本公司非執行董事之職務釐定。Kronfeld先生亦就其於二零零四年十月八日獲委任為本公司薪酬委員會主席而將收取袍金每年20,000港元。馬先生將收取董事袍金每年100,000港元，金額乃參考其作為本公司獨立非執行董事之職務釐定。馬先生亦將收取袍金每年50,000港元，金額乃參考其作為本公司審核委員會主席之職務釐定。

除上文披露者外，就董事會所知，並無有關上述委任之任何事項須知會本公司股東。

本公司於本公佈日之全部董事名單：

執行董事：
鄒文懷先生
楊從傑先生
[illegible]先生
[illegible]
[illegible]

非執行董事：
Kronfeld, Eric Norman先生

獨立非執行董事：
馬家和先生
Prince Yukol, Chatrichalerm
林[illegible]先生

代表董事會
主席
鄒文懷

香港，二零零四年十月十一日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TTi

創科實業有限公司

（於香港註冊成立之有限公司）
（股份代號：669）

公佈
再度延期寄發通函

本公司已向聯交所申請將寄發通函之到期日由二零零四年十月十二日再延長至二零零四年十一月二日。

除文義另有所指外，本公佈所用詞彙與本公司於二零零四年八月三十日刊發之公佈及本公司於二零零四年九月二十日刊發之公佈（「第二項公佈」）內所界定者具相同涵義。

[illegible]

於本公佈日期，董事會包括五位集團執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、陳志平先生（董事總經理）、[illegible]；以及三位獨立非執行董事：Joel Arthur Schleicher先生、Christopher Patrick Langley先生及Manfred Kuhlmann先生。

承董事會
創科實業有限公司
公司秘書
[illegible]

香港，二零零四年十月十一日

MACAU SUCCESS LIMITED

澳門實德有限公司

（於百慕達註冊成立之有限公司）
（股份代號：487）

公佈

董事會已知悉最近股份成交量有所上升，並謹此聲明，除下文所述者外，董事會概不知悉導致該項上升之任何原因。

本聲明乃應香港聯合交易所有限公司（「聯交所」）之要求而作出。

[illegible]

承董事會命
澳門實德有限公司
公司秘書
[illegible]

目前之董事會由以下人士組成：
執行董事：
[illegible]
非執行董事：
[illegible]
獨立非執行董事：
[illegible]

香港，二零零四年十月十一日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中華城市燃氣集團有限公司*
CHINA CITY NATURAL GAS HOLDINGS LIMITED

（於百慕達註冊成立之有限公司）
（股份代號：603）

發行非上市可換股票據

配售代理

金利豐證券有限公司

> **可換股票據**
>
> 於二零零四年十月十一日，本公司與CPC及icoupon訂立認購協議，就本公司以12,000,000港元及5,000,000港元之代價分別向CPC及icoupon或彼等各自之代名人發行可換股票據。
>
> 於二零零四年十月十一日，本公司亦與金利豐證券就配售本金總額為8,000,000港元之可換股票據訂立配售協議。
>
[illegible]

認購協議

於二零零四年十月十一日，本公司與下列各方訂立兩項認購協議：

日期

二零零四年十月十一日

發行人

中華城市燃氣集團有限公司

認購人

CPC及icoupon

根據認購協議，本公司將以12,000,000港元及5,000,000港元之代價分別向CPC及icoupon或彼等各自之代名人發行可換股票據。可換股票據持有人有權於可換股票據發行日期起計一年內，以初步換股價每股換股股份0.025港元（可予調整）將可換股票據兌換為新股份。[illegible]將發行合共680,000,000股股份，佔本公司現有已發行股本10,241,841,423股股份約6.64%以及本公司經發行換股股份擴大後之已發行股本11,241,841,423股股份約6.05%。

CPC、icoupon及彼等各自之實益擁有人並非本公司之關連人士（定義見上市規則）。認購人乃與本公司、本公司及其附屬公司之任何主要股東、行政總裁及／或董事以及彼等各自之聯繫人士概無關連之獨立第三方。

CPC、icoupon及ICP並非各自之關連人士（定義見上市規則）。

認購協議之條件

與認購人訂立之認購協議之條件為互相關連及須待（其中包括）下列條件達成後，方可作實：

(i) 配售協議成為無條件；

(ii) 聯交所上市委員會批准兌換可換股票據時將予發行之股份上市及買賣（不論屬無條件或僅受本公司及認購人均不會合理地反對之條件所限）；

(iii) （如需）聯交所批准發行可換股票據及百慕達金融管理局批准發行可換股票據及可換股票據兌換時發行股份，以及可換股票據及可換股票據兌換時發行之股份之轉讓性；

(iv) 本公司股東於本公司之股東大會上根據上市規則批准（如需）；及

(v) 並無存在或已發生任何事項或存在任何條件而將構成（在發行可換股票據後）其條件下所指之一項失責事項，亦並無發生在發出通知或隨時間過去或在兩者之情況下將構成（在發行可換股票據後）一項失責事項之事件或行為。

如條件未能於二零零四年十一月五日或之前（或本公司及認購人協定之其他日期）達成或獲豁免，與認購人訂立之認購協議將失效及變為無效，而各訂約方於該協議項下之責任將免除，惟因先前協議之任何違反所引致之任何法律責任除外。

配售協議

日期

二零零四年十月十一日

發行人

中華城市燃氣集團有限公司

配售代理

金利豐證券有限公司

配售代理已有條件地同意按全數包銷基準向獨立投資者配售本金總額為8,000,000港元之可換股票據，並將就配售所得款項總額收取1%配售佣金。

配售代理及其實益擁有人乃與本公司及其附屬公司之任何主要股東、行政總裁及／或董事以及彼等各自之聯繫人士概無關連之獨立第三方。

配售代理及其實益擁有人均並非為本公司關連人士（定義見上市規則）。

承配人

承配人及其實益擁有人均並非為本公司關連人士（定義見上市規則）。

承配人將為六名以上獨立專業、機構及／或個別投資者，彼等為與認購人、ICP、本公司及其附屬公司之任何主要股東、行政總裁及／或董事概無關連。

配售協議之條件

配售協議須待下列條件達成後，方可作實：

(i) 認購協議成為無條件；

(ii) 聯交所上市委員會批准兌換可換股票據時將予發行之股份上市及買賣；

(iii) （如需）百慕達金融管理局批准發行可換股票據及於可換股票據兌換時發行股份，以及可換股票據及可換股票據兌換時將予發行之股份之轉讓性；及

(iv) 並無存在或已發生任何事項或存在任何條件而將構成（在發行可換股票據後）其條件下所指之一項失責事項，亦並無發生在發出通知或隨時間過去或在兩者之情況下將構成（在發行可換股票據後）一項失責事項之事件或行為。

於可換股票據按配售協議悉數配售時，將發行合共320,000,000股股份，佔本公司現有已發行股本10,241,841,423股股份約3.12%以及本公司經發行換股股份擴大後之已發行股本11,241,841,423股股份約2.85%。

終止及不可抗力事件

倘於配售協議完成日期上午十時或之前任何時間內發生下列事件，而配售代理合理地認為配售之順利進行或本集團之營運或財務前景會或可能會因事件而受到不利影響，則配售代理可終止配售協議：

(a) 本公司明顯地違反或未有遵守配售協議所訂或須承擔之責任或承諾；或

(b) 股份於聯交所暫停買賣連續超過十個交易日，惟因審批與配售協議有關之公佈或與配售可換股票據有關之通函以及據此之附帶協議而暫停股份買賣則除外；或

(c) 如發生下列事項：

(i) 頒佈任何新法例或規例，或現有法例或規例（或其司法詮釋）出現任何變動或發生任何性質之事故，而配售代理具有充足理由認為足以對本集團之業務或財務或經營狀況或前景構成重大不利影響；或

(ii) 本地、國家或國際間發生任何政治、軍事、金融、經濟、貨幣（包括港幣與美元聯繫匯率制度之轉變）或其他性質（不論是否有別於上述任何情況）之事件或轉變（不論是否屬於本公佈日期之前及／或之後發生或持續出現之連串事件或變化之一部份），或本地、國家或國際間爆發敵對或武裝衝突或衝突升級，或事件足以影響本地證券市場或同時出現任何多種情況，令配售代理有理由認為足以對本集團之業務或財務或經營狀況或前景構成重大不利影響，或令現在投資者對配售可換股票據能否成功存在不利意見，或基於其他理由令本公司或配售代理不宜進行配售可換股票據；或

(iii) 香港之市況出現任何變化或同時出現各種情況（包括（但不限於）暫停買賣證券或對買賣證券施加重大限制），足以影響配售可換股票據之成功（即成功向潛在投資者配售可換股票據）或基於其他理由令配售代理酌情認為配售可換股票據對本公司或配售代理均屬不恰當或不智或不適宜。

配售代理將有權向本公司發出書面通知，因據處理該等免除或解除配售代理於配售協議下責任之事項或事宜。

據董事所知，於本公佈日期並無發生任何該等事件。然而，倘配售協議終止，本公司將再發表公佈。

完成認購協議及配售

認購協議及配售預期於認購協議及配售協議所載之所有條件達成（將為二零零四年十一月五日或之前）後第三個營業日或之前或本公司與認購人及配售代理可能協定之其他日期完成。

可換股票據

可換股票據之主要條款概述如下：

發行人：	中華城市燃氣集團有限公司
換股價：	*每股換股股份0.025港元（可按其條款及條件調整）*
利息：	每年1%，須於發行可換股票據日期至到期日期間，於每六個月期間完結前支付一次
換股期：	在本公司行使贖回權之規限下，可於可換股票據發行日期起計至到期日前隨時兌換全部或部份（每次數額不得少於250,000港元）可換股票據
到期日：	除非之前經已兌換，否則本公司須於發行可換股票據日期起計滿一週年之日償還可換股票據結欠之本金額以及直至實際還款日（包括該日）所有未償還之應計利息。
可轉讓性：	可換股票據不得出讓或轉讓予本公司之關連人士（定義見上市規則）
提早贖回：	本公司可選擇於到期日前隨時贖回全部或部份可換股票據。任何贖回應支付之款項包括(i)所贖回之可換股票據相關本金額；和(ii)所贖回之可換股票據相關本金額應生之所有利息，按已調高之年利率2厘計算（註：如上所述之一般利率為年息1厘）。
投票權：	可換股票據並無賦予票據持有人可於本公司股東大會投票之任何權利。
上市：	本公司將不會申請可換股票據於聯交所或任何其他證券交易所上市。本公司將向聯交所申請因行使可換股票據所附之換股權而將予發行之換股股份上市。該等換股股份將在所有方面與所有已發行或將予發行股份享有同等權益。

換股價乃本公司分別與認購人及配售代理按公平基準磋商後釐訂。換股價0.025港元較(i)股份於二零零四年十月十一日（即本公佈日期）在聯交所所報之每股收市價0.022港元溢價約13.64%；(ii)股份於截至二零零四年十月十一日（即本公佈日期）止最後五個交易日之有關平均每股收市價0.0216港元溢價約15.74%；及(iii)根據本集團最近期公佈截至二零零四年一月三十一日止六個月之未經審核中期報告以及於本公佈日期已發行股份計算下，於二零零四年一月三十一日之每股資產淨值0.037港元折讓約32.43%。

按初步換股價每股換股股份0.025港元計算，悉數兌換可換股票據時可予發行之股份數目最高為1,000,000,000股股份，相當於(i)本公司現有已發行股本10,241,841,423股股份約9.76%；及(ii)本公司經悉數兌換所有可換股票據擴大後之已發行股本11,241,841,423股股份約8.90%。

董事認為可換股票據、認購協議及配售協議之條款乃按行市況而言屬公平合理，並符合本公司及其股東之整體利益。

一般授權

因悉數兌換可換股票據而發行之1,000,000,000股換股股份，將根據本公司於二零零三年十二月二十三日舉行之股東週年大會上通過之股東決議案授予董事配發、發行及處置股份之一般授權予以發行。

換股股份將配發及發行時在所有方面將與已發行股份享有同等權益。

本公司確認，於認購協議及配售協議日期，該項一般授權尚未悉數動用。董事獲股東於二零零三年十二月二十三日舉行之本公司股東週年大會上通過決議案，根據一般授權獲授權以配發、發行及處置1,804,368,284股股份。在這等授出之1,804,368,284股股份當中，僅有624,000,000股股份（佔一般授權下之股份總數34.58%）將以ICP可換股票據發行。詳情請參閱本公司日期為二零零四年十月七日刊發之公佈。

進行認購及配售之理由及所得款項用途

認購所得款項總額共17,000,000港元，配售所得款項總額為8,000,000港元。董事認為，認購及配售乃本公司籌集資金之良機，同時亦擴大其股東及股本基礎。本公司擬使用所得款項作本公司之一般營運資金或用於日後投資或發展，或於識別為適當且董事認為適當之其他合適項目上。於本公佈日期，本集團並無識別任何特定投資項目。

下文載列本公司於過去十二個月內進行之資金籌集活動。

描述	集資額	首次公佈日期	所公佈之所得款項擬定用途	所得款項實際用途	有關公佈日期
按0.039港元配售500,000,000股股份	19,500,000港元	20.12.2002	所得款項淨額約19,250,000港元，用作日後投資或發展天然氣項目或其他合適項目	按照公佈之擬定用途全數作長期投資	18.12.2003
按換股價每股0.05港元發行本金總額20,000,000港元之非上市可換股票據（假設悉數兌換，將予發行之最高股份數目為400,000,000股）	20,000,000港元	20.12.2002	所得款項淨額約19,750,000港元，用作日後投資或發展天然氣項目或其他合適項目	按照公佈之擬定用途全數作長期投資	18.12.2003及6.1.2004
按兌換價每股0.025港元發行本金總額2,000,000美元之非上市可換股票據（假設悉數兌換，將予發行之最高股份數目為624,000,000股）	2,000,000美元	23.12.2003	所得款項淨額約15,500,000港元，用作日後投資或發展或於識別為適當且董事認為適當之本公司主要業務相關合適項目	ICP可換股票據將於二零零四年十一月四日或之前發行，過渡期以本公司名義存放於一間財務公司，本公司已將其抵押予ICP，請參閱本公司日期為二零零四年十月七日之公佈	7.10.2004

股權架構之影響

本公司之現有股權架構及本公司於認購協議及配售協議完成後之股權架構載列如下：

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Noble Islands Int'l Limited（附註）	2,180,112,000	21.29	2,180,112,000	20.06	2,180,112,000	19.39	2,180,112,000	18.37
王堅成先生	15,400,000	0.15	15,400,000	0.14	15,400,000	0.14	15,400,000	0.13
ICP	-	-	624,000,000	5.74	-	-	624,000,000	5.26
icoupon	-	-	-	-	200,000,000	1.78	200,000,000	1.69
CPC	-	-	-	-	480,000,000	4.27	480,000,000	4.05
承配人	-	-	-	-	320,000,000	2.85	320,000,000	2.70
公眾人士	8,046,329,423	78.56	8,046,329,423	74.06	8,046,329,423	71.57	8,046,329,423	[illegible]
總計	10,241,841,423	100.00	10,865,841,423	100.00	11,241,841,423	100.00	11,865,841,423	100.00

附註：

上文所指之2,180,112,000股股份由Noble Islands Int'l Limited持有。Noble Islands Int'l Limited由Power Honest Holdings Limited全資擁有，而Power Honest Holdings Limited則由董事王堅成先生全資擁有。

有關本集團之資料

本集團主要從事投資於互聯網、資訊科技及其他業務。

申請上市

本公司將向聯交所申請因兌換可換股票據而將予發行之股份上市及買賣。

在本公佈內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人士」	指	上市規則賦予之涵義
「董事局」	指	董事局
「營業日」	指	香港銀行一般營業日（星期六除外）
「本公司」	指	中華城市燃氣集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「完成」	指	*完成認購協議及配售協議*
「可換股票據」	指	本公司根據認購協議及配售協議將分別向認購人及承配人發行合共25,000,000港元之1年期可換股票據，該等可換股票據賦予其持有人權利，於該等可換股票據發行日期至其到期日任何時間內，以初步兌換價每股0.025港元（可予調整）兌換為股份，其主要條款載於本公佈主要內文
「換股股份」	指	因行使可換股票據所附之換股權將予發行之股份
「CPC」	指	Cross Profit Capital Limited，一間於英屬處女群島註冊成立之公司並為[illegible]有限公司之全資附屬公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「icoupon」	指	icoupon Limited，一間於英屬處女群島註冊成立之有限公司並為[illegible]有限公司之全資附屬公司，其股份於聯交所上市
「ICP」	指	ICP可換股票據之持有人ICP Inc.
「ICP可換股票據」	指	本公司於二零零四年十一月四日或之前發行本金額合共為2,000,000美元之1年期1%可換股票據
「金利豐」或「配售代理」	指	金利豐證券有限公司，根據香港法例第571章證券及期貨條例可進行第1、4、6及9類受規管活動（買賣證券、就證券及公司融資提供意見及資產管理）之持牌公司
「上市規則」	指	聯交所證券上市規則
「到期日」	指	發行可換股票據之日起計一週年
「中國」	指	中華人民共和國
「配售」	指	按全面包銷基準私人配售本金額合共8,000,000港元之可換股票據
「配售協議」	指	本公司與配售代理就配售而於二零零四年十月十一日訂立之有條件配售包銷協議
「股份」	指	本公司股本中每股面值0.025港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「認購人」	指	CPC與icoupon
「認購」	指	根據認購協議向認購人發行可換股票據
「認購協議」	指	本公司與認購人就發行可換股票據（須受有關協議之條款及條件所限）而於二零零四年十月十一日訂立之有條件協議
「港元」	指	香港法定貨幣港元
「美元」	指	美利堅合眾國法定貨幣美元
「%」	指	百分比

承董事局命
中華城市燃氣集團有限公司
主席
王堅成

香港，二零零四年十月十一日

**僅供識別*

於本公佈日期，董事局成員包括六名執行董事，分別為王堅成先生、[illegible]；以及三名獨立非執行董事，分別為[illegible]。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SHENZHEN INTERNATIONAL HOLDINGS LIMITED
深圳國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：152)

本公司之財務顧問

GD 粵海證券有限公司

須予披露交易
出售投資物業

> 於二零零四年十月二十九日，本公司一家全資附屬公司怡萬及買方訂立轉讓協議，據此，怡萬同意出售及買方同意購買該物業，代價為人民幣268,400,000元（約港幣253,200,000元）。本集團於出售事項將獲得約港幣17,000,000元之稅後利潤。
>
> 根據轉讓協議擬進行之出售事項，構成本公司根據上市規則第14.06(2)條之須予披露交易。一份載有（其中包括）出售事項進一步詳情之通函將於本公佈刊登後21天內寄發予股東。

董事欣然宣佈，於二零零四年十月二十九日，怡萬訂立轉讓協議以代價總金額人民幣268,400,000元（約港幣253,200,000元）出售該物業。有關出售事項之詳情載於下文。

轉讓協議

日期

二零零四年十月二十九日

訂約方

1. 怡萬，本公司一家全資附屬公司，作為賣方；及
2. 買方，作為買方，就董事所知及所信，買方及其最終實益擁有人為獨立第三方，與本公司及其附屬公司、本公司及其附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連。

出售事項

根據轉讓協議，怡萬（作為該物業的法定及實益擁有人）同意出售及買方同意購買該物業。

代價

根據轉讓協議，買方將悉數以現金支付應付之代價為人民幣268,400,000元（約港幣253,200,000元）。

出售事項之代價乃怡萬與買方經參考(i)該物業於二零零四年六月三十日的賬面淨值港幣218,000,000元及(ii)經獨立專業估值師永利行評值顧問有限公司評估該物業於二零零四年九月三十日的估值為港幣215,000,000元後，以公平磋商釐定。根據前述之賬面淨值及估值，出售該物業之溢價分別為港幣35,200,000元及港幣38,200,000元。

支付條款

買方將於簽訂轉讓協議後7個工作天內以現金支付代價之10%，即人民幣26,840,000元（約港幣25,320,000元）作為按金，而餘下之90%代價，即人民幣241,560,000元（約港幣227,880,000元）將於房地產轉讓手續（即深圳市國土資源和房產管理局核發以買方名字作為登記的房地產證）依法完成後的7個工作天內以現金支付。

若因怡萬的過錯導致買方未能取得該物業的所有權，買方有權解除轉讓協議及要求雙倍退還按金，即人民幣53,680,000元（約港幣50,640,000元）。若買方違反轉讓協議（包括逾遲支付最後的付款超過30日），怡萬有權解除轉讓協議及沒收按金。

該物業之一般資料

該物業位於中國深圳市羅湖區田貝一路華麗園，包括地庫第一層至三樓，屬商用物業，總建築面積共12,544.43平方米。華麗園包括一幢三層高購物商場及兩層地庫（其中包含該物業），上蓋為兩幢二十五層高住宅大廈。該物業目前由買方承租，租期由一九九七年一月開始為期十五年。於出售事項完成後，租約將會被終止。

該物業之財務資料

截至二零零三年及二零零二年十二月三十一日止兩個年度，該物業之租金收入分別為港幣19,879,000元及港幣19,689,000元，而淨租金收入分別為港幣15,480,000元（約佔綜合營業額之10.10%）及港幣15,389,000元（約佔綜合營業額13.40%）。截至二零零三年十二月三十一日止年度，本集團給予承租人的租金優惠合共約港幣3,000,000元。

於二零零三年十二月三十一日，該物業按照專業估值列賬於本集團之綜合財務報表之帳面值為港幣218,000,000元。截至二零零三年十二月三十一日止年度，該物業之重估虧絀約港幣8,828,000元已於本集團之綜合損益表內扣除。

出售事項所得款項淨額

本集團預計出售事項所得款項淨額約為港幣235,000,000元。

本集團將運用出售事項所得款項淨額發展核心物流業務。然而，本集團目前仍未確定任何投資項目或具體磋商有潛質的項目。

進行出售事項之原因及為本公司帶來之益處

本集團經營之主要業務為提供全程物流及運輸配套服務，以及相關資產及項目的投資、經營及管理。出售事項可使本集團集中其資源於主營業務。出售事項完成後，本集團將可以更全面地運用其資源以發展現有物流業務，在未來掌握更具投資及發展潛力的物流業務，藉此進一步鞏固本集團於深圳市物流業的領先地位。

代價較該物業的賬面淨值及市場價格兩者為高，於減除該物業的賬面淨值（港幣218,000,000元）、中國稅務（約港幣18,000,000元）及其他出售成本（約港幣200,000元），本集團可從出售事項中獲得約港幣17,000,000元之稅後利潤。出售事項既可為本集團帶來合理利潤，並可消除將來該物業的物業價值及租金收入降低的風險。

董事認為出售事項之條款屬公平合理，並符合本公司及其股東整體最佳利益。

一般資料

本公司為一家投資控股公司，而本集團經營之主要業務為提供全程物流及運輸配套服務，以及相關資產及項目的投資、經營及管理。

買方乃一家於中國成立之有限責任公司，主要從事零售業務。

根據轉讓協議擬進行之出售事項，構成本公司根據上市規則第14.06(2)條之須予披露交易。一份載有（其中包括）出售事項進一步詳情之通函將於本公佈刊登後21天內寄發予股東。

釋義

於本公佈內，除非文義另有所指，否則下列詞彙具有下述涵義：

「董事會」	指	本公司董事會
「本公司」	指	Shenzhen International Holdings Limited（深圳國際控股有限公司*），一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「代價」	指	人民幣268,400,000元（約港幣253,200,000元），即買方根據轉讓協議購買該物業應付之總金額
「董事」	指	本公司董事
「出售事項」	指	怡萬根據轉讓協議之條款向買方出售該物業
「本集團」	指	本公司、其附屬公司及聯營公司
「香港」	指	中國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國，但就本公佈及僅作為地區參考而言，不包括台灣、澳門及香港
「該物業」	指	中國深圳市羅湖區田貝一路華麗園地庫第一層至三樓
「買方」	指	華潤萬家有限公司，一家於中國成立之有限責任公司，就董事所知及所信，與本公司及其附屬公司、本公司及其附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連之獨立第三方
「股東」	指	本公司股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「轉讓協議」	指	怡萬與買方於二零零四年十月二十九日訂立之四份轉讓協議及一份補充協議，據此怡萬同意出售及買方同意購買該物業
「怡萬」	指	怡萬實業發展（深圳）有限公司，本公司之全資附屬公司，於中國註冊成立並為該物業四周之法定及實益擁有人
「港幣」	指	港幣，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣

於本公佈日期，董事會之成員包括執行董事李黑虎先生、陳潮先生、李景奇先生、陳剛先生及劉軍先生；非執行董事杜志強先生及鄧曉莉女士；以及獨立非執行董事梁銘源先生、丁迅先生及聶潤榮先生。

承董事會命
Shenzhen International Holdings Limited
深圳國際控股有限公司*
李黑虎
主席

香港，二零零四年十一月一日

註：就本公佈而言，所用之匯率為港幣1元兑人民幣1.06元。

* *僅供識別之用*

中国石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION

(在中華人民共和國註冊成立的股份有限公司)
(證券代號：386)

第二屆董事會第十二次會議決議公告

> **特別提示**
> 中國石化及董事會全體成員保證公告內容真實、準確和完整，並對公告中的任何虛假記載、誤導性陳述或者重大遺漏承擔連帶責任。

中國石油化工股份有限公司（「中國石化」）第二屆董事會第十二次會議於二零零四年十月三十一日上午9:00在中國石化總部召開。

會議應到董事13名，實到董事9名，董事長陳同海，副董事長王基銘，董事牟書令、張家仁、曹湘洪、高堅、陳清泰、石萬鵬、張佑才出席了會議，董事劉根元、范一飛、何柱國、曹耀峰因公務未能出席會議，分別授權委託董事長陳同海、董事石萬鵬、陳清泰及牟書令代為出席會議並行使表決權。會議達到了中國石化《公司章程》規定的召開董事會的法定董事人數。

會議由陳同海董事長召集、主持，與會董事經真審議，形成如下決議：

一、批准關於向中國石油化工集團公司（「中國石化集團公司」）收購及出售資產（「本次收購及出售」）的議案，包括：

1、批准關於向中國石化集團公司收購化工類資產的議案，同意收購中國石化集團公司及其附屬公司擁有的化工類資產及與中國石化集團公司簽署《化工類資產收購協議》；

2、批准關於向中國石化集團公司收購催化劑資產的議案，同意收購中國石化集團公司及其附屬公司擁有的催化劑資產及與中國石化集團公司簽署《催化劑資產收購協議》；

3、批准關於向中國石化集團公司收購加油站資產的議案，同意收購中國石化集團公司及其附屬公司擁有的加油站資產及與中國石化集團公司簽署《加油站資產收購協議》；

4、批准關於向中國石化集團公司出售井下作業資產的議案，同意向中國石化集團公司出售中國石化擁有的油田井下作業主要資產及與中國石化集團公司簽署《井下作業資產出售協議》。

上述各項資產收購或出售是相互獨立的，任何一項收購或出售未實施，不影響其他收購或出售的實施。

本次收購及出售事宜詳見中國石化於二零零四年十一月二日刊登於中國境內《中國證券報》、《上海證券報》和《證券時報》，以及香港的《南華早報》、《經濟日報》的有關公告。

二、批准關於提請中國石化二零零四年臨時股東大會授權董事會全權辦理本次收購及出售有關事宜的議案。

同意提請二零零四年臨時股東大會授權董事會及同意董事會根據董事會決議授權副董事長王基銘、董事張家仁全權處理本次收購及出售的一切相關事宜，並授權董事會按照相關收購協議的條款對本次收購及出售的有關事宜做適當調整。

三、批准關於與中國石化集團公司關聯交易調整事項的議案。

同意中國石化與中國石化集團公司簽署《關於關聯交易調整的協議》，雙方同意因本次交易新增的土地及房屋租賃方面的關聯交易，適用雙方此前簽定的《土地使用權租賃合同》、《房屋租賃合同》及其調整與補充協議的條款；本次交易完成後，中國石化集團公司按《土地使用權租賃合同》向中國石化增加租出總共面積約8,888,498平方米的土地使用權，中國石化同意向中國石化集團公司增加支付每年人民幣約1.10億元（約合港幣1.04億元）的租金；中國石化集團公司按《房屋租賃合同》向中國石化增加租出總共面積約15,114平方米的房屋，中國石化同意向中國石化集團公司增加支付每年人民幣約135萬元的租金（約合港幣127萬元）。

四、批准關於與中國石化集團公司年度土地租金金額上限調整的議案。

同意中國石化在本次收購及出售完成後將中國石化每年支付給中國石化集團公司的土地使用權租金金額上限由人民幣21.5億元（約合港幣20.28億元）上調至每年人民幣24.5億元（約合港幣23.11億元）或其他香港交易所同意的上限金額。

五、批准關於畢馬威華振會計師事務所及畢馬威會計師事務所二零零四年度審計費用的議案。批准二零零四年度審計費用為3,000萬港幣。

六、批准關於中國石化內部控制制度的議案。

七、批准關於二零零四年資本支出調整方案的議案。

按照中國石化第二屆董事會第十次會議決議，中國石化二零零四年資本支出計劃為人民幣563.2億元（約合港幣531.3億元）。根據資本支出計劃的完成情況和對市場的分析預測，同意將二零零四年資本支出計劃調整為人民幣643.2億元（約合港幣606.8億元），增加投資人民幣80億元（約合港幣75.47億元），其中銷售板塊新增投資人民幣63.5億元（約合港幣59.9億元）；煉油化工板塊新增投資人民幣16.5億元（約合港幣15.57億元），主要用於煉油化工裝置的改造。

八、批准關於召開二零零四年臨時股東大會的議案。

同意召開中國石化二零零四年臨時股東大會，並同意將前述第一、二、七項議案提呈二零零四年臨時股東大會批准。召開股東大會的通知將另行公告。

前述第一、三、四項議案涉及關聯交易，關聯董事陳同海（中國石化集團公司總經理）、劉根元（中國石化集團公司副總經理）在表決時進行了回避。全體董事認為本次交易是在公司日常業務中按照一般商業條款進行的。全體獨立董事對上述涉及關聯交易議案均發表獨立意見，一致認為，本次交易是按照一般商業條款進行的；交易價格對中國石化及中國石化的全體股東而言是公平與合理的；有關協議條款對中國石化及中國石化全體股東而言是公平與合理的，不存在損害中國石化和獨立股東利益的情形。

承董事會命
陳革
董事會秘書

中國，北京，二零零四年十一月一日

於本公告日期，中國石化的董事為：陳同海先生、王基銘先生、牟書令先生、張家仁先生、曹湘洪先生、劉根元先生、高堅先生及范一飛先生；獨立董事為：陳清泰先生、何柱國先生、石萬鵬先生及張佑才先生；職工代表董事為：曹耀峰先生。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

RAYMOND Industrial Ltd
利民實業有限公司

(在香港註冊成立之有限公司)
(股份代號：0229)

> 於二零零四年三月三十一日，利民實業有限公司（「本公司」）及其附屬公司（「本集團」）為本公司之共同控制實體提供之擔保，合共超過資產總值8%及市值8%。根據《上市規則》第13.16條，本公司須披露有關此等擔保之詳情。
>
> 在當時未曾發表有關公佈構成違反《上市規則》第13.16條，聯交所已表明會保留權利，向本公司及／或其董事採取有關違反採取適當行動。

於二零零四年三月三十一日為共同控制實體提供之擔保

本集團於二零零四年三月三十一日為本公司之共同控制實體提供之擔保，合共超過資產總值8%及市值8%。本公司根據《上市規則》第13.16條披露有關資料之詳情如下：

共同控制實體名稱	本公司所佔權益	提供之擔保 港元百萬*	已動用之擔保貸款 港元百萬*
四川錦豐劍新實業有限公司	24.8%#	99.53	99.53
四川錦豐斯貝克紙品有限公司	26.17%##	61.27	51.84
合計：		160.80	151.37

此等擔保乃於二零零三年三月三十日至二零零三年十二月十日期間提供，以保證共同控制實體償還獲批的貸款／銀行信貸額度，本公司在此等擔保中並無獲得任何利息或金錢上之回報。

於二零零四年三月三十一日，本集團為本公司之共同控制實體提供之擔保合共約160,800,000港元，約為載於本公司截至二零零三年六月三十日止期間之中期報告內之本集團綜合資產總值的13.23%，並約為本公司於二零零四年三月三十一日之市值（乃按本公司之股份於緊接二零零四年三月三十一日前五個交易日的平均收市價為基準計算）的15.33%。

由二零零四年三月三十一日至二零零四年四月二十一日期間，本集團再為共同控制實體提供三項擔保合共約25,030,000港元。於二零零四年四月二十一日（即最後一項擔保之提供日），本集團為本公司之共同控制實體提供之擔保，合共約為載於本公司截至二零零三年十二月三十一日止年度之年度報告內之本集團綜合資產總值的13.32%，並約為本公司於二零零四年四月二十一日之市值（乃按本公司之股份於緊接二零零四年四月二十一日前五個交易日的平均收市價為基準計算）的17.84%。

當本公司發現該等擔保總額於二零零四年四月時已超過8%限度時，本公司應在合理地切實可行的情況下作出公佈。雖然本公司已就《上市規則》對提供有關擔保之披露要求向附屬公司作出提醒，但附屬公司仍未留意及該責任已於二零零四年四月時產生。直至本集團於二零零四年六月成立監察部門及其對附屬公司之管理層於二零零四年八月進行培訓後，附屬公司才開始關注有關為其共同控制實體提供擔保之事宜。

本公司將會根據香港聯合交易所有限公司上市規則（「上市規則」）第13.22條持續披露之規定，於日後的中期及年度報告內列載有關為共同控制實體提供擔保之資料。

除本公佈所披露外，本公司概無有關《上市規則》第13.13條至第13.19條之其他披露責任。

在當時未曾發表有關公佈構成違反《上市規則》第13.16條，聯交所已表明會保留權利，向本公司及／或其董事就有關違反採取適當行動。

於本公佈日期，本公司之董事如下：(1)執行董事：黃乾利先生、黃英豪先生、[illegible]先生及黃文顯先生；(2)非執行董事：黃乾亨博士，GBS，太平紳士，LLD，DH、黃宜昌先生、[illegible]先生及[illegible]先生（黃宜昌先生之代董事）；以及(3)獨立非執行董事：[illegible]先生、[illegible]先生及[illegible]先生。

* 此等數值乃按兌換率人民幣1元兌港元0.9434的人民幣折算為港元
# 四川錦豐劍新實業有限公司之81.51%股權乃由本公司之附屬公司四川錦豐紙品有限公司所擁有，本公司於四川錦豐紙品有限公司所佔之權益為30.42%。
四川錦豐斯貝克紙品有限公司之86%股權乃由本公司之附屬公司四川錦豐紙品有限公司所擁有，本公司於四川錦豐紙品有限公司所佔之權益為30.42%。

承董事會命
秘書
[illegible]

香港，二零零四年十一月一日

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不會因本公布全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

滙多利國際控股有限公司*
WARDERLY INTERNATIONAL HOLDINGS LIMITED

(於開曼群島註冊成立之有限公司)
(股份代號：607)

截至二零零四年七月三十一日止三個月之財務回顧

> **摘要**
> 本財務回顧乃滙多利國際控股有限公司（「本公司」）就較高水準之公司管治及為增加本公司透明度而根據香港聯合交易所有限公司證券上市規則第13.09段之披露規定自願作出。本公司擬於未來繼續公布季度財務回顧。
>
> 本公司及其附屬公司（「本集團」）截至二零零四年七月三十一日止三個月之未經審核綜合純利約為14,400,000港元，較截至二零零三年七月三十一日止三個月上升約15%。

本公司董事現就本集團截至二零零四年七月三十一日止三個月之未經審核財務資料作出公布。

財務摘要
截至二零零四年七月三十一日止三個月

	截至七月三十一日止三個月 二零零四年 千港元 （未經審核）	二零零三年 千港元 （未經審核）
營業額	59,912	49,927
銷售成本	(33,884)	(27,397)
毛利	26,028	21,990
其他經營收入	543	450
行政開支	(7,103)	(5,676)
分銷成本	(2,420)	(1,991)
經營溢利	17,048	14,773
財務成本	(851)	(748)
除稅前溢利	16,197	14,025
稅項	(1,819)	(1,514)
期內純利	14,378	12,511

以上財務資料乃未經審核，惟根據本集團截至二零零四年四月三十日止年度之上一份年報所採納之相同會計政策編製。

業務回顧
本集團營業額增加約20%，此乃由於回顧期內本公司之風扇及暖爐之銷售額大幅增加，以及本公司致力開發歐洲及美國市場所帶動。

毛利率較截至二零零三年七月三十一日止第一季度輕微下跌約0.6%，此乃由於全球原料成本增加所致，惟此乃屬短暫影響，董事預期毛利率將回復原來水平。

承董事會命
滙多利國際控股有限公司
主席
楊國旺

香港，二零零四年十一月一日

於本公布日期，本公司董事包括執行董事楊國旺先生、洪國華先生及黎永全先生；非執行董事Paul Steven Wolansky先生（吳秉璁先生為其替任人）以及獨立非執行董事呂本金先生、劉大潛先生及陳炳權先生。

* *僅供識別*

CHINAGAS 中國燃氣

CHINA GAS HOLDINGS LIMITED
中國燃氣控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：384)

合作策略協議

> **合作策略協議**
>
> 二零零四年十一月一日，中國燃氣與中國石化訂立合作策略協議，據此，中國燃氣與中國石化同意與對方合作組成策略業務夥伴，在各方面攜手經營中國之天然氣／能源項目之投資業務。
>
> 就合作策略協議項下之合作而言，中國燃氣將全面遵守上市規則之規定並於需要時作出相關披露。

二零零四年十一月一日，中國燃氣與中國石油化工股份有限公司（「中國石化」）訂立合作策略協議，雙方擬在以下方面進行合作(1)市場拓展方面，包括天然氣勘探、開採、運輸及貿易等，及同等條件下在天然氣的供應和採購上互相給予對方優先權；(2)在投資天然氣項目方面，包括天然氣長輸管道和城市燃氣項目；(3)在城市燃氣管網建設與運營方面雙方進行技術合作；及(4)開展資訊交流和人力資源方面的合作。

此協定僅為雙方認同的原則性協議。在履行此協定時，需雙方根據具體情況對有關的商務和服務等條款通過另行協商的方式簽訂合同。

董事會認為，藉訂立合作策略協議，中國燃氣與中國石化同意合作經營中國之天然氣／能源項目之投資業務，此舉可以鞏固本集團在中國天然氣投資界別之領導地位，大大加強本集團之競爭能力。

一般事項

就合作策略協議項下之合作而言，中國燃氣將全面遵守上市規則之規定並於需要時作出相關披露。

承董事會命
中國燃氣控股有限公司
董事總經理
劉明輝

香港，二零零四年十一月一日

* *僅供識別*

於本公佈刊發日期，李小雲先生、徐廣先生、劉明輝先生、馬金龍先生及朱偉偉先生為執行董事，吳邦傑先生為非執行董事，而趙玉華先生、毛二萬博士及黃勝如女士則為獨立非執行董事。

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

(股份代號：137)

股東特別大會通告

茲通告金輝集團有限公司（「本公司」）謹定於二零零四年十一月十八日（星期四）上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行股東特別大會，藉以考慮及酌情，不論有否修訂之情況下，通過下列決議案為普通決議案：

普通決議案

「動議批准本公司購股權計劃（「購股權計劃」）（其條款已載於註有「A」字樣之文件中，該文件已呈交大會，並由本公司一名董事簽署以資識別。條款之概要亦已載於日期為二零零四年十一月二日之通函內。該通函已寄發予本公司股東，而召開本大會之通告為其一部份，該通函已載於註有「B」字樣之文件中，且已呈交大會，並由本公司一名董事簽署以資識別），及授權本公司董事會執行購股權計劃，並根據購股權計劃授出購股權、配發及發行本公司股份，以及實行及訂立一切為使購股權計劃生效而必要或恰當之交易及安排，此動議在通過後，仍須經由香港聯合交易所有限公司上市委員會就因行使本公司購股權計劃所授出之購股權而將予發行之本公司股本中任何股份，予以批准上市及買賣，方可執行。」

承董事會命
公司秘書
何東龍

香港，二零零四年十一月二日

附註：

1. 任何有權出席上述大會及於會上投票之股東均可委任一名或多名代表代其出席大會及投票。受委任代表毋須為本公司股東。
2. 代表委任文件連同經簽署之授權書或其他授權文件（如有）或經公證人證明之該等授權文件副本，最遲須於上述大會或其任何續會之指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港干諾道西1-6號億利商業大廈26樓，方為有效。
3. 本公司將由二零零四年十一月十六日至二零零四年十一月十八日（包括首尾兩日）止期間暫停辦理股份過戶登記手續。為符合於會上投票之資格，股東務請於二零零四年十一月十五日確保彼等已登記為本公司股東。

於本公佈日期，本公司之執行董事為吳少輝、吳啟華、吳其鴻及何淑蓮；本公司之非執行董事為何宇龍；及本公司之獨立非執行董事為徐志華及崔建強；

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TTi

創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

公佈
再度延期寄發通函

> 本公司已向聯交所申請將該通函之寄發期限由二零零四年十一月二日再延長至二零零四年十一月二十三日。

除文義另有所指外，本公佈所用詞彙與本公司於二零零四年八月三十日刊發之公佈、本公司於二零零四年九月二十日刊發之公佈及本公司於二零零四年十月十一日刊發之公佈（「第三項公佈」）內所界定者具相同涵義。

本公司曾於第三項公佈中表示已向聯交所申請再度豁免嚴格遵守上市規則第14.38條規定，並申請將該通函之寄發期限由二零零四年十月十二日再延長至二零零四年十一月二日。於二零零四年十月十三日，聯交所已再度給予上述豁免，條件為本公司將於二零零四年十一月二日或之前寄發該通函。該業務乃透過在多個海外地區（包括美國、德國、比利時、荷蘭、法國、英國、馬來西亞、新加坡及泰國）之出售公司經營。本公司及其核數師需要較多時間以回應聯交所對該通函草擬文本所作之評論意見。因此，該通函須再度延期寄發。鑑於需要較多時間，本公司已向聯交所申請再度豁免嚴格遵守上市規則第14.38條規定，並申請再將該通函之寄發期限由二零零四年十一月二日再延長至二零零四年十一月二十三日。

於本公佈日期，董事會包括五位集團執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（董事總經理）、陳建華先生、陳志聰先生及湖上彰夫博士；一位非執行董事：張定球先生；以及三位獨立非執行董事：Joel Arthur Schleicher先生、Christopher Patrick Langley先生及Manfred Kuhlmann先生。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零四年十一月一日

永安旅遊（控股）有限公司

(於百慕達註冊成立之有限公司)

(股份代號：1189)

異常股份價格及成交量波動

> 本公司董事已知悉於二零零四年十一月一日本公司股份價格及成交量上升，茲聲明除下文所披露外，董事並不知悉導致該等上升的任何原因。

本公布是應香港聯合交易所有限公司的要求而發表。永安旅遊（控股）有限公司（「本公司」）董事（「董事」）已知悉今天本公司股份價格及成交量上升，茲聲明董事並不知悉導致該等上升的任何原因。

茲提述本公司日期為二零零四年十月四日及二零零四年十月八日的公布，內容為本公司發表公布一獨立第三方接洽本公司表示初步有意於本公司的旅遊業務作出投資。該商討仍然繼續及進行中。此外，另一獨立第三方接洽本公司表示有意於本公司同一旅遊業務作出投資。截至本公布日期，本公司仍進行磋商及考慮該等的建議，且並未就該投資而與任何有關的獨立第三方訂立任何合約。本公司於適當時候，將另行發表公布以便符合上市規則的規定。除上文披露者外，董事亦確認，目前並無任何有關收購或變賣的商談或協議為根據上市規則第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予公開者。

上述公布乃承本公司董事會之命而作出，董事會各董事願就本公布的準確性承擔個別及共同的責任。

於本公布日期，董事會包括：—

執行董事：
余錦基先生M.B.E.勳銜，太平紳士（主席）
張鎮傑先生（董事總經理）
陳國強博士
Yap, Allan博士
陳百祥先生
呂兆泉先生
陸綺蓮女士

非執行董事：
陳若偉先生（榮譽主席）
霍建寧先生
施熙德女士
（霍建寧先生之替任董事）

獨立非執行董事：
郭嘉立先生
冼志輝先生
黃景霖先生

承董事會命
永安旅遊（控股）有限公司
執行董事
呂兆泉

香港，二零零四年十一月一日

MOULIN INTERNATIONAL HOLDINGS LIMITED
泰興光學集團有限公司

(股份代號：389)

(於百慕達註冊成立之有限公司)

董事辭任

泰興光學集團有限公司（「本公司」）董事會（「董事會」）公佈，基於私人理由，李佩嫻女士自二零零四年十一月一日起辭任本公司非執行董事及審核委員會成員。李女士確認，彼與董事會並無意見分歧，亦無任何與其辭任有關而須知會本公司股東之事宜。

董事會謹此感謝李女士在任期間對本公司之寶貴貢獻，並祝願李女士前程錦繡。

承董事會命
主席
馬貴基
謹啟

香港，二零零四年十一月一日

於本公佈日期，本公司董事會成員包括(1)執行董事馬貴基先生、馬寶豐先生、馬保雄先生、馬烈熙先生、馬演熙先生、唐加威先生及Joseph A. Barrett先生；及(2)獨立非執行董事吳大釗先生、陳榮華先生及薛坤廣先生。

KERRY PROPERTIES LIMITED

(於百慕達註冊成立之有限公司)

嘉里建設有限公司*

網址：www.kerryprops.com

(股份代號：00683)

公布

> 嘉里建設有限公司之董事會宣布，鄔燕華女士已替代周福安先生出任本公司之合資格會計師，由二零零四年十一月一日起生效。

嘉里建設有限公司（「本公司」，連同其附屬公司稱「本集團」）之董事會（「董事會」）宣布，鄔燕華女士已替代周福安先生出任本公司之合資格會計師，由二零零四年十一月一日起生效。

鄔女士，37歲，於一九九六年加入本集團。彼畢業於香港理工大學並持有會計學學士學位。鄔女士於香港安永會計師事務所受訓並取得會計師資格，彼現為香港會計師公會會員及英國特許公認會計師公會資深會員。

周先生已確認就其不再出任本公司合資格會計師一職概無任何事項需要通知本公司之股東。

董事會謹此對周先生出任本公司之合資格會計師期間對本公司作出之建樹及寶貴貢獻深表謝意。

於本公布日期，本公司之董事包括洪敬南先生**、黃小抗先生**、何述勤先生**、馬榮楷先生**、William Winship Flanz先生**、劉慶輝先生*及Christopher Roger Moss先生*，O.B.E.。

承董事會命
嘉里建設有限公司
公司秘書
周燕萍

香港特別行政區，二零零四年十一月一日

* 僅供識別
** 執行董事
* 獨立非執行董事

MANDARIN ENTERTAINMENT (HOLDINGS) LIMITED

（東方娛樂控股有限公司*）

(於百慕達註冊成立之有限公司)

（股份代號：0009）

更改獨立非執行董事及審核委員會成員

東方娛樂控股有限公司（「本公司」）董事會（「董事會」）宣佈，侯勵存先生（「侯先生」）於二零零四年十一月一日起辭任本公司之獨立非執行董事及審核委員會成員。侯先生因個人理由辭任及確認彼與董事會並無爭拗，亦無有關其辭任須另請本公司股東垂注之事宜。董事會謹此感謝侯先生於彼在任時對本公司所作之貢獻。

董事會亦宣佈，胡雅倫先生（「胡先生」）於二零零四年十一月一日起獲委任為本公司之獨立非執行董事及審核委員會成員。

胡先生，二十五歲，畢業於南加州大學，取得國際關係科之文學士學位。彼亦取得香港大學法律學士學位及法律深造文憑。胡先生於一九九九年獲得洛杉磯世界事務委員會（Los Angeles World Affairs Council）邀請成為會員。胡先生之私人業務為持有一間於澳門經營油站的合營公司之權益。

根據胡先生之委任函件，胡先生獲委任為獨立非執行董事之年期為兩年，由二零零四年十一月一日起，及僅加須延長任期。本公司會與胡先生以書面確定。在彼獲委任期間，胡先生須按本公司之組織章程細則於周年股東會上輪席退任及可重選連任。胡先生之酬金為每年120,000港元，此酬金乃根據其擔任獨立非執行董事和審核委員會成員之職務及責任及經參考在市場上相類同之委任而釐定。胡先生於最近三年內並無出任上市公司之董事職位。

胡先生過往及現在並無擔任本公司及其附屬公司之任何其他職位，就上市規則而言，彼與本公司之任何董事、高級管理層、主要股東及控股股東並無任何關係。按照證券及期貨條例第XV部之涵義（香港法例第571章）胡先生並無持有本公司之股份。

董事會並不知悉就有關胡先生之委任而須知會本公司股東之其他事宜。董事會謹此熱烈歡迎胡先生之委任。

於本公佈日，本公司之三名執行董事為黃柏鳴先生、黃淑芳女士及黃佩鈞女士及三名獨立非執行董事分別為温雅言先生、蔡文偉先生及胡雅倫先生。

承董事會命
主席
黃柏鳴

香港，二零零四年十一月一日

* *僅供識別*

中国联通 CHINA UNICOM

中國聯通股份有限公司 (股份編號：762)

(根據公司條例在香港註冊成立之有限責任公司)

公佈

> 本公司宣佈今天接獲本公司的控股公司中國聯合通信有限公司對本公司董事會擬作出相應調整的通知。

中國聯通股份有限公司（「本公司」）宣佈本公司今天接獲本公司的控股公司中國聯合通信有限公司（「聯通集團」）的通知，常小兵先生出任聯通集團董事長，尚冰先生出任聯通集團總裁，王建宙先生不再擔任聯通集團董事長兼總裁職務，出任中國移動通信集團公司總經理；同時，王建宙先生擬辭去本公司執行董事、董事長、首席執行官兼總裁職務。

本公司董事會擬作出相應調整。本公司的控股公司建議委任常小兵先生出任本公司的執行董事、董事長兼首席執行官，尚冰先生出任本公司的執行董事、總裁。上述有關調整須待本公司董事會審議批准後，方為有效。本公司擬於調整事宜生效時作進一步公佈。

本公司之董事會由以下人士組成：

執行董事：王建宙、佟吉祿、趙樂、盧永仁及葉豐平
非執行董事：劉韻潔
獨立非執行董事：吳敬璉、單偉建、Craig O. McCaw（Craig O. McCaw之替代董事：C. James Judson）及張永霖

承董事會命
中國聯通股份有限公司
余富熙
公司秘書

香港，二零零四年十一月一日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

星晨集團有限公司*
Morning Star Resources Limited

(在百慕達註冊成立之有限公司)

（股份代號：542）

公佈

> 繼二零零四年十月五日刊發之公佈後，本公司股份之公眾持股量仍維持在約23.47%。本公司需收取時間方可達到上市規則第8.08條有關公眾持股量之規定。
>
> 聯交所已表明將密切注視本公司股份之買賣情況，以確保不會形成虛假市場。倘本公司股價有任何不尋常波動，將可能暫停本公司股份之買賣。
>
> 股東及投資者務須注意本公司股份的買賣須特別小心謹慎。

茲提述Morning Star Resources Limited（「本公司」）於二零零四年六月三日、六月三十日、八月二日及十月五日刊發之公佈（「該等公佈」）。除文義另有所指外，本公佈所採用之詞彙與該等公佈所界定者具有相同涵義。

本公司董事會知會，本公司股份之公眾持股量仍維持在約23.47%，故仍未達上市規則第8.08條所規定之25%最低公眾持股量。

於本公司在二零零四年十月五日刊發之公佈後，本公司之主要股東Bonham Industries Limited（「Bonham」）及Firstway International Investment Limited（「Firstway」）已接觸若干潛在投資者，以減持本公司之股份至符合上市規則有關公眾持股量之規定，惟彼等迄今仍未達成協議之買賣。

二零零四年十月五日後，市場交投仍持續淡靜，而本公司股份於二零零四年十月一日至二零零四年十月三十一日期間之總交投量為804,000股，總交易金額約40,000港元。有鑑於上述情況，本公司需較長時間方可恢復最低公眾持股量。

本公司及本公司之主要股東（即Bonham及Firstway）已向聯交所承諾，彼等將採取必需措施減持股份，並接觸香港及海外之投資者，務求於二零零四年十一月三十日或之前符合上市規則第8.08條有關公眾持股量之規定。

聯交所已表明將密切注視本公司股份之買賣情況，以確保不會形成虛假市場，倘本公司股價有任何不尋常波動，將可能暫停本公司股份之買賣。

股東及投資者務須注意本公司股份的買賣須特別小心謹慎。本公司將於二零零四年十一月三十日前或恢復公眾持股量（以較早者為準）時就此刊發進一步之公佈。

承董事會命
執行董事
陳本成

香港，二零零四年十一月一日

於本公佈日期，本公司之執行董事為陳本成先生；非執行董事為丹斯里邱繼炳博士（主席）、邱賢洲先生、周國英先生、陳瑞卿女士及Anthony YAP先生（周國英先生之代行董事）；及獨立非執行董事為黃錫昌先生、黃文偉先生及胡覺發先生。

* *僅供識別*

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香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINAGAS 中國燃氣

CHINA GAS HOLDINGS LIMITED
中國燃氣控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：384)

向兩位董事授予購股權及更新配發及發行股份之一般授權
於二零零四年十一月二十二日舉行之股東特別大會之結果

董事會欣然宣佈，股東特別大會已於二零零四年十一月二十二日舉行，而有關批准更新一般授權及向兩位董事授予購股權之普通決議案，已按點票表決方式正式通過。

謹此提述本公司就授予新一般授權及向兩位董事授予購股權而於二零零四年十月八日發表之程章公佈及於二零零四年十一月六日刊發之通函（「該通函」）。除另有註明外，本公佈所用詞彙與該通函所界定者具有相同涵義。

按日期為二零零四年十一月六日之股東特別大會通告所載，就授予：(i)新一般授權；(ii)擴大新一般授權；(iii)超逾購股權計劃之計劃授權限額10%之購股權；(iv)向劉明輝先生授予購股權；及(v)向徐鷹先生授予購股權之普通決議案，已於股東特別大會上提呈以供考慮及酌情通過。

該等決議案已按點票表決方式投票。本公司之股份過戶登記處香港中央證券登記有限公司獲委任為股東特別大會上投票之監票人。

誠如該通函所述，任何控股股東及彼等之聯繫人士或（倘並無控股股東）董事（不包括獨立非執行董事）、本公司行政總裁及彼等各自之聯繫人士須就授予(i)新一般授權及(ii)擴大新一般授權放棄投票。於股東特別大會舉行日期，本公司並無任何控股股東，而除劉明輝先生外，各董事、本公司行政總裁及彼等各自之聯繫人士並無持有本公司任何股權。因此，劉明輝先生（彼於本公佈日期持有225,000,000股股份之權益（附註））及其聯繫人士已於股東特別大會上放棄投票。

附註： 根據信耀發展有限公司及其附屬公司（統稱「信耀集團」）作為賣方與劉明輝先生作為買方於二零零四年一月十六日訂立之買賣協議，信耀集團同意出售而劉先生同意購入合共250,000,000股股份。於本公佈日期，已完成90,000,000股股份之買賣。劉先生目前實益持有225,000,000股股份之權益，倘若餘下160,000,000股股份之買賣已經完成，劉先生將持有385,000,000股股份之權益。

就向徐鷹先生授予購股權之決議案而言，誠如該通函所述，徐先生及其聯繫人士須於股東特別大會上放棄就向彼授予購股權一事投票。於股東特別大會舉行日期，徐先生及其聯繫人士於本公司並無擁有任何股權。

該通函進一步指明，所有本公司關連人士須放棄就(i)向劉先生授予購股權一事投贊成票，而劉先生及其聯繫人士須就此放棄投票。因此，本公司之關連人士、劉先生及其聯繫人士已於股東特別大會上放棄作出該等形式之投票。

於本公佈日期，本公司已發行股份總數為1,860,132,338股。於股東特別大會上投票之結果如下：

決議案	賦予股東權力出席大會及投票之股份數目	股份數目(%) 贊成	股份數目(%) 反對
1. 批准向董事授予發行證券之一般授權。	1,635,132,338	617,607,970 (99.96%)	260,000 (0.04%)
2. 批准擴大第1項決議案所載之一般授權。	1,635,132,338	617,867,970 (100%)	0 (無)
3. 批准授出超逾10%計劃限額之購股權。	1,860,132,338	617,867,970 (100%)	0 (無)
4. 批准向劉明輝先生授予購股權。	1,635,132,338	617,867,970 (100%)	0 (無)
5. 批准向徐鷹先生授予購股權。	1,860,132,338	617,867,970 (100%)	0 (無)

因此，該等決議案已於股東特別大會上以點票表決方式正式通過。

承董事會命
中國燃氣控股有限公司
董事總經理
劉明輝

香港，二零零四年十一月二十二日

於本公佈刊發日期，李小雲先生、徐鷹先生、劉明輝先生、馬金龍先生及朱偉偉先生為執行董事，吳邦杰先生為非執行董事，而趙玉華先生、毛二萬博士及黃傅加女士為獨立非執行董事。

* *僅供識別*

CHINAGAS 中國燃氣

CHINA GAS HOLDINGS LIMITED
中國燃氣控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：384)

股東特別大會通告

茲通告中國燃氣控股有限公司（「本公司」）謹訂於二零零四年十二月九日上午十時正假座香港灣仔告士打道151號國衛中心16樓舉行股東特別大會（「股東特別大會」），以考慮及酌情通過以下決議案（不論有否修訂）（須以投票表決方式進行）為本公司普通決議案：

普通決議案

1. 「待聯交所香港聯合交易所有限公司上市委員會批准中國石油化工股份有限公司根據其與本公司於二零零四年十月三十一日訂立之認購協議（「認購協議」）而將認購之本公司股本中每股面值0.01港元之股份（「認購股份」）：

   (A) 批准根據認購協議認購210,000,000股認購股份；及

   (B) 授權本公司董事(i)配發及發行認購股份；及(ii)採取及辦理彼等認為必需、適宜或合宜之一切行動及事宜以使到根據本決議案擬進行之任何或一切其他交易。」

承董事會命
中國燃氣控股有限公司
董事總經理
劉明輝

香港，二零零四年十一月二十三日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
灣仔
告士打道151號
國衛中心
16樓

附註：

1. 凡有權於股東特別大會上投票之股東，均可委任一名或多於一名受委代表代其出席及投票（須受本公司細則條文之規限）。受委代表毋須為本公司股東，但必須親身出席股東特別大會以代表股東。如委任超過一名受委代表，委任書須列明各名獲委任之受委代表之相關股份數目及類別。

2. 代表委任表格連同簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於股東特別大會或任何續會舉行時間四十八小時前送交本公司總辦事處及香港主要營業地點，地址為香港灣仔告士打道151號國衛中心16樓，方為有效。填妥及交回代表委任表格後，股東仍可依願親自出席股東特別大會或其任何續會並於會上投票。

3. 如為股份之聯名登記持有人，則任何一位該等人士均可就該等股份親自或委派代表在股東特別大會投票，猶如其為唯一持有人無異，惟如有多位聯名持有人親自或委派代表出席股東特別大會，則只有於其時出席並在本公司股東名冊上就該等股份排名首位之上述人士方有權就此投票。

於本公佈刊發日期，李小雲先生、徐鷹先生、劉明輝先生、馬金龍先生及朱偉偉先生為執行董事，吳邦杰先生為非執行董事，而趙玉華先生、毛二萬博士及黃傅加女士為獨立非執行董事。

* *僅供識別*

舉報清洗黑錢
香港中央郵箱6555號
查詢電話：2866 3366

永恩國際集團有限公司
PRIME SUCCESS INTERNATIONAL GROUP LIMITED

(於開曼群島註冊成立之有限公司)
(股份代號：210)

主席及執行董事辭任
委任主席
委任執行董事通告

永恩國際集團有限公司董事會謹公佈於二零零四年十一月廿二日生效：(1)張文儀先生辭去本公司主席及執行董事職務；(2)陳英杰先生獲委任為本公司之主席及(3)張智凱先生獲委任為本公司執行董事。

永恩國際集團有限公司（「本公司」）董事會（「董事會」）謹公佈張文儀先生於二零零四年十一月廿二日因私人理由辭去本公司主席及執行董事職務。董事會欣然宣佈，陳英杰先生（「陳先生」）於二零零四年十一月廿二日獲委任為本公司之主席及張智凱先生（「張先生」）於二零零四年十一月廿二日獲委任為本公司執行董事。

除本文披露者外，張文儀先生確認並無有關其辭任之其他事宜須知會本公司股東。

陳英杰先生

陳英杰先生，35歲，自1992年開始服務本公司，累積鞋類製造及銷售經驗逾十年。他為本公司現任之執行董事，本集團內若干附屬公司之董事及本集團之中國附屬公司之總經理，該中國附屬公司負責處理集團自家品牌之貿易及銷售業務。除上述所披露者外，陳先生並無擔任本公司及本集團成員公司之其他職位，亦無於過往三年出任其他上市公眾公司之董事。

陳先生為本公司董事總經理陳賢民先生之侄兒，彼為本公司執行董事張智凱之表兄，亦為本公司主要股東陳怡璋、陳怡勳之堂兄，主要股東陳英哲、陳英典之親兄弟。除上文所披露者外，陳先生與本公司之其他董事、高級管理人員或主要股東／控股股東概無任何關係。

陳先生與本公司並無服務合約，亦無指定任期。根據本公司之組織章程細則，陳先生因出任主席而無需於股東週年大會上輪值退任膺選連任。陳先生享有酬金組合包括薪金每年1,351,673港元及酌情花紅，有關酬金乃按照其經驗及其在本集團之整體投資及管理付出之努力以及現行市況釐定。

截至本通告日止，據證券及期貨條例第XV部之涵義，陳先生擁有本公司14,500,000股股份之個人權益，並透過Pushkin Holding Limited，被視為擁有本公司149,838,920股股份之權益。Pushkin Holding Limited為一家於英屬處女島註冊成立之公司，於此陳先生擁有約33.33%之股權及其二位兄弟分別擁有約33.33%之股權。陳先生合計個人及公司權益，共計佔本公司現有已發行股本約10.48%。

除本文披露者外，陳先生確認並無有關其委任為董事會之其他事宜須知會本公司股東。

張智凱先生

張智凱先生，24歲，畢業於紐西蘭Pakuranga College後，於1999-2003年間入讀Auckland University之文學士學位課程。張先生於2003年開始加入本公司主力從事鞋類研發及市場銷售工作。張先生於過去三年並無擔任任何上市公眾公司董事職務或本公司或其附屬公司任何職務。

張先生為本公司前主席張文儀先生之兒子，本公司主席陳英杰之表弟及為本公司董事總經理陳賢民先生之外甥，亦為本公司主要股東陳怡璋、陳怡勳之表兄，主要股東陳英哲、陳英典之表弟。除上文所述，張先生與本公司之其他董事、高級管理人員或主要股東／控股股東概無任何關係。

張先生與本公司並無服務合約，亦無指定任期。根據本公司之組織章程細則，張先生之任期乃直至本公司下屆股東周年大會為止，並可膺選連任。此後，彼須於本公司隨後之股東週年大會上輪值告退及膺選連任。張先生將收取董事袍金每年500,000港元及酌情花紅，有關酬金乃按照其經驗及其在本集團擔任之職責以及現行市況釐定。

截至本通告日止，張先生、其弟及二位妹妹分別每人擁有Lucky Earn International Limited的24%股權，而其餘下之4%股權則由張文儀先生擁有。據證券及期貨條例第XV部之涵義，Lucky Earn International Limited為本公司之主要股東，持有449,669,995股股份權益，計佔本公司現有已發行股本約28.68%。

除本文披露者外，張先生確認並無有關其委任為執行董事之其他事宜須知會本公司股東。

董事會謹此向張文儀先生過往曾為本公司作出寶貴之貢獻致以謝意，並藉此機會歡迎陳英杰先生出任主席及張智凱先生加入董事會。

於本公佈日期，本公司之董事如下：
執行董事：
陳英杰、陳賢民及張智凱先生
獨立非執行董事：
郭榮振、黃順財及簡鎮明先生

承董事會命
永恩國際集團有限公司
葉正斌
公司秘書

香港，二零零四年十一月廿二日

TTI

創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

股東特別大會通告

茲通告創科實業有限公司（「本公司」）謹定於二零零五年一月三日上午十時正假座香港中環干諾道中3號香港麗嘉酒店湖景廳舉行股東特別大會（「大會」），藉以考慮並酌情通過（不論有否修訂）下列決議案為本公司之普通決議案：

普通決議案

「動議確認及批准Atlas Copco AB、Atlas Copco North America Inc. 及Atlas Copco Holding GmbH（全部作為賣方）與本公司、Ryobi Technologies GmbH 及Techtronic Industries North America, Inc.（全部作為買方）於二零零四年八月二十八日訂立之有條件購股協議（「購股協議」）（其註明「A」記號之協議副本已提交大會並由大會主席簽署以資識別）之條款，其預計進行之交易以及所有其他據此預計進行之交易和所有其他附屬協議，並授權本公司任何董事在本公司董事會之指示下，就有關購股協議或預計進行之交易，代表本公司簽署所有其全權認為必[illegible]」

承董事會命
公司秘書
陳志明

香港，二零零四年十一月二十三日

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

附註：

1. [illegible]
2. [illegible]
3. [illegible]
4. [illegible]
5. [illegible]
6. [illegible]

[illegible]

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CENTURY LEGEND (HOLDINGS) LIMITED
世紀建業（集團）有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：0079)

公佈

世紀建業（集團）有限公司董事會注意到本公司股份之成交量於最近上升，茲聲明除本公司之執行董事曾昭政先生於今天在市場上買入700,000股股份外，董事會並不知悉導致該上升之任何理由。

本公佈乃應香港聯合交易所有限公司（「聯交所」）之要求而發表。

世紀建業（集團）有限公司（「本公司」）董事會（「董事會」）注意到本公司股份（「股份」）成交量於最近上升，茲聲明除本公司之執行董事曾昭政先生於今天在市場上以平均每股港幣0.23元買入700,000股股份（該等股份占本公司現時已發行股本約0.03%）外，董事會並不知悉其他導致上述上升之任何理由。在購入股份後，曾昭政先生之持股量由1,079,343,900股（52.3%）（個人權益：960,000股，公司權益：1,078,383,900股）增加至1,080,043,900股（52.3%）（個人權益：1,660,000股，公司權益：1,078,383,900股）。曾昭政先生可能再購入或不再購入本公司之股份。

董事會亦確認目前並無任何有關收購或變賣事項之磋商或協議為根據聯交所證券上市規則（「上市規則」）第13.23條而須予披露者；本公司董事會亦不知悉有任何足以或可能影響股份價格的事宜為根據上市規則第13.09條所規定的一般責任而須予披露者。

上述聲明乃承本公司董事會之命作出，董事會各董事願就本聲明的準確性承擔個別及共同責任。

承董事會命
世紀建業（集團）有限公司
執行董事
朱明謙

香港，二零零四年十一月二十二日

* *僅作識別之用*

截至本公佈刊發日期，本公司董事會包括六名董事，其中三名為執行董事，分別為曾昭武先生、朱明謙女士及曾昭政先生；三名為獨立非執行董事，分別為余劍剛先生、許人傑先生及張家偉先生。







Starbucks主席Howard Schultz：「沒有大夢想那來大事業，我相信只要下定決心放手一試，超額實現夢想並非不可能。」

[page 20 illegible]

THE CROSS-HARBOUR (HOLDINGS) LIMITED
港通控股有限公司*

(於香港註冊成立之有限公司)
(股票代號：32)

公 佈
董事變動

港通控股有限公司(「本公司」)之董事會(「董事會」)欣然宣佈王幽輝先生(「王先生」)及吳國富先生(「吳先生」)獲委任為本公司之獨立非執行董事，而李嘉士先生(「李先生」)則被重新指派為本公司之非執行董事，由二零零四年九月三十日起生效。由於李先生為胡關李羅律師行之合夥人，而該行一直為本公司提供法律服務，因此，根據香港聯合交易所有限公司證券上市規則，在二零零四年九月三十日及以後，李先生將不再被視為身份獨立。

王先生，現年44歲，畢業於香港理工大學，主修銀行學。王先生有逾十三年在國際銀行集團工作之經驗。彼為139控股有限公司之執行董事及渝港國際有限公司與渝太地產集團有限公司之獨立非執行董事，上述公司均為香港上市公司。

吳先生，現年三十二歲，持有Grant MacEwan Community College頒發之會計學證書。吳先生在建築材料之市場推廣、貿易、採購及發展，以及建築項目之技術控制、支援及管理方面具有逾十五年工作經驗。彼亦為渝港國際有限公司及渝太地產集團有限公司之獨立非執行董事。

本公司並無與王先生或吳先生簽訂任何服務合約。王先生及吳先生須根據本公司之公司章程細則輪值卸任及在本公司之股東週年大會上膺選連任。王先生及吳先生之酬金由董事會(須由股東在股東大會上批准)參照彼等個別的資格、經驗、須承擔之責任及同類職位目前在市場上之酬金水平加以釐定。

王先生及吳先生概無在本公司之股份或相關股份中擁有任何須根據香港法例第571章證券及期貨條例(「《證券及期貨條例》」)第XV部予以披露之權益，而除擔任渝港國際有限公司及渝太地產集團有限公司之獨立非執行董事外，亦無與本公司任何董事、高級管理層、主要股東或控股股東有任何關係。

董事會謹藉此機會歡迎王先生及吳先生加入董事會。

李先生，現年四十四歲，為本公司律師胡關李羅律師行之合夥人。彼獲香港大學法律學士學位及法律研究生證書。李先生為中國製藥集團有限公司、合和實業有限公司、安全貨倉有限公司、添利工業國際(集團)有限公司、渝太地產集團有限公司及渝港國際有限公司(全部均為香港上市公司)之非執行董事。在過往三年，李先生曾擔任多間香港上市公司，即中國光大國際有限公司、白花油國際有限公司、上海實業醫藥科技(集團)有限公司、太興置業有限公司及嶺南實業控股有限公司之獨立非執行董事。

除上文所披露者外，王先生、吳先生及李先生在過往三年並無在其他上市公司擔任董事職務。

本公司並無就李先生擔任本公司非執行董事而與其簽訂任何服務合約。李先生須根據本公司之公司章程細則輪值卸任及在本公司之股東週年大會上膺選連任。李先生之酬金由董事會(須由股東在股東大會上批准)參照其資格、經驗、須承擔之責任及同類職位目前在市場上之酬金水平加以釐定。

李先生並無在本公司之股份或相關股份中擁有任何須根據《證券及期貨條例》第XV部予以披露之權益，而除擔任渝太地產集團有限公司及渝港國際有限公司之非執行董事外，亦無與本公司任何董事、高級管理層、主要股東或控股股東有任何關係。

於本公佈日，董事會之成員包括執行董事張松橋、楊國中、袁永誠、黃志強、梁偉輝及董慧蘭，非執行董事李嘉士，以及獨立非執行董事黃偉光、王幽輝及吳國富。

承董事會命
董事總經理
楊國中

香港，二零零四年九月三十日

* 僅供識別

Y. T. REALTY GROUP LIMITED
渝太地產集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：75)

公 佈
董事變動

渝太地產集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈王幽輝先生(「王先生」)及吳國富先生(「吳先生」)獲委任為本公司之獨立非執行董事，而李嘉士先生(「李先生」)則被重新指派為本公司之非執行董事，由二零零四年九月三十日起生效。由於李先生為胡關李羅律師行之合夥人，而該行一直為本公司提供法律服務，因此，根據香港聯合交易所有限公司證券上市規則，在二零零四年九月三十日及以後，李先生將不再被視為身份獨立。

王先生，現年44歲，畢業於香港理工大學，主修銀行學。王先生有逾十三年在國際銀行集團工作之經驗。彼為139控股有限公司之執行董事及渝港國際有限公司與港通控股有限公司之獨立非執行董事，上述公司均為香港上市公司。

吳先生，現年三十二歲，持有Grant MacEwan Community College頒發之會計學證書。吳先生在建築材料之市場推廣、貿易、採購及發展，以及建築項目之技術控制、支援及管理方面具有逾十五年工作經驗。彼亦為渝港國際有限公司及港通控股有限公司之獨立非執行董事。

本公司並無與王先生或吳先生簽訂任何服務合約。王先生及吳先生須根據本公司之公司細則輪值告退及在本公司之股東週年大會上備選再任。王先生及吳先生之酬金由董事會(須由股東在股東大會上批准)參照彼等個別的資格、經驗、須承擔之責任及同類職位目前在市場上之酬金水平加以釐定。

吳先生在50,000股本公司股份中擁有個人權益及在40,000股股份中擁有家族權益，合共佔其已發行股本的0.01%。除上述者外，王先生及吳先生概無在本公司之股份或相關股份中擁有任何須根據香港法例第571章證券及期貨條例(「《證券及期貨條例》」)第XV部予以披露之權益，而除擔任渝港國際有限公司及港通控股有限公司之獨立非執行董事外，亦無與本公司任何董事、高級管理層、主要股東或控股股東有任何關係。

董事會謹藉此機會歡迎王先生及吳先生加入董事會。

李先生，現年四十四歲，為本公司律師胡關李羅律師行之合夥人。彼獲香港大學法律學士學位及法律研究生證書。李先生為中國製藥集團有限公司、合和實業有限公司、安全貨倉有限公司、添利工業國際(集團)有限公司、港通控股有限公司及渝港國際有限公司(全部均為香港上市公司)之非執行董事。在過往三年，李先生曾擔任多間香港上市公司，即中國光大國際有限公司、白花油國際有限公司、上海實業醫藥科技(集團)有限公司、太興置業有限公司及嶺南實業控股有限公司之獨立非執行董事。

除上文所披露者外，王先生、吳先生及李先生在過往三年並無在其他上市公司擔任董事職務。

本公司並無與李先生簽訂任何服務合約。李先生須根據本公司之公司細則輪值告退及在本公司之股東週年大會上備選再任。李先生之酬金由董事會(須由股東在股東大會上批准)參照其資格、經驗、須承擔之責任及同類職位目前在市場上之酬金水平加以釐定。

李先生並無在本公司之股份或相關股份中擁有任何須根據《證券及期貨條例》第XV部予以披露之權益，而除擔任港通控股有限公司及渝港國際有限公司之非執行董事外，亦無與本公司任何董事、高級管理層、主要股東或控股股東有任何關係。

於本公佈日，董事會之成員包括執行董事張松橋、黃志強、袁永誠及董慧蘭，非執行董事李嘉士，以及獨立非執行董事黃偉光、王幽輝及吳國富。

承董事會命
董事總經理
黃志強

香港，二零零四年九月三十日

* 僅供識別

LO'S ENVIRO-PRO HOLDINGS LIMITED
勞氏環保控股有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：309)

委任獨立非執行董事及審核委員會成員

> [illegible]先生獲委任為本公司獨立非執行董事及審核委員會成員，由二零零四年九月三十日起生效。

委任

勞氏環保控股有限公司(「本公司」)董事會(「董事會」)欣然宣佈，[illegible]先生(「[illegible]先生」)獲委任為本公司獨立非執行董事及審核委員會成員，由二零零四年九月三十日起生效。

[illegible]先生，57歲，現為本公司獨立非執行董事及審核委員會成員。除上述者外，彼並無於本公司或本公司集團之其他成員公司擔任任何職務。另外，[illegible]先生於過往三年並無於上市公眾公司擔任任何董事職務。

[illegible]先生為資深新聞工作者，具有30多年新聞工作經驗，歷任記者、編輯、新聞部主任、總編輯主任、編輯主任、主筆和「一國兩制研究中心」高級研究主任等職，現任香港《文匯報》[illegible]。[illegible]先生曾擔任「香港新聞工作者聯會」創會副主席、第二屆主席，在2004年「香港新聞工作者聯會」新一屆理事改選中獲選為副主席，同時擔任「香港報業評議會」執行委員。多年來，[illegible]先生推動本港業界之間合作，以及對推升新聞事業維護不遺餘力，並對兩地及內地新聞同業交流，做了不少工作，貢獻良多。

根據本公司與[illegible]先生的委任書，[illegible]先生之初步任期約為一年至本公司下屆股東週年大會召開為止。本公司將分十二個月向[illegible]先生支付董事袍金每年120,000港元，而該董事袍金乃由董事會參照行業之薪酬基準和目前市場情況而釐定。[illegible]先生無權參與任何花紅計劃或享有本公司執行董事之其他福利。

[illegible]先生與本公司任何其他董事、高級管理層、主要股東(定義見香港聯合交易所有限公司證券上市規則)或控股股東(定義見香港聯合交易所有限公司證券上市規則)均無任何關係。

於本公佈日期，根據證券及期貨條例第XV部，[illegible]先生並無擁有或被視為擁有本公司任何股份或相關股份之權益。

除上文披露者外，並無任何有關[illegible]先生之其他事項須知會本公司股東。

一般資料

於本公佈日期，本公司之執行董事為勞國康博士、高維平女士、[illegible]先生及[illegible]先生，而本公司之獨立非執行董事為[illegible]先生、[illegible]先生及[illegible]先生。

代表董事會
勞國康
主席

香港，二零零四年九月三十日

Poly Investments Holdings Limited
保興投資控股有限公司

(於香港註冊成立之有限公司)
(股份代號：263)

委任獨立非執行董事及審核委員會成員

保興投資控股有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，黃潤權博士已自二零零四年九月三十日起獲委任為本公司之獨立非執行董事及審核委員會成員。

[illegible]

黃博士之前並無於本公司或其附屬公司擔任任何職位；與本公司之任何董事、高級管理人員或主要或控股股東概無關連之獨立人士。黃博士並無擁有證券及期貨條例第XV部所界定之任何本公司股份權益。

黃博士並無與本公司訂立服務合約而彼擔任本公司董事之任期則受本公司組織章程細則相關條文所規限。黃博士將可收取每年81,600港元之董事袍金，該董事袍金乃由董事會經考慮市場情況及彼於處理本公司事務上所需要之時間、精力及專業知識而釐訂。

除上文所述外，董事會確認並無任何其他有關委任黃博士之事項須知會本公司股東。

董事會謹此熱烈歡迎黃博士加入董事會。

承董事會命
李智才
董事總經理

於本公佈日期，本公司之董事會由四名執行董事孫祖洪先生(主席)、李智才先生(董事總經理)、曾建安先生及蘇家樂先生；以及三名獨立非執行董事孫克強先生、鄭明輝先生及黃潤權博士組成。

香港，二零零四年九月三十日

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

MANDARIN ENTERTAINMENT (HOLDINGS) LIMITED
(東方娛樂控股有限公司*)

(於百慕達註冊成立之有限公司)
(股份代號：0009)

主要交易
組成合營公司
進一步延遲寄發通函

> 鑑於該估值需要更多時間審閱及定稿，董事已向聯交所申請豁免嚴格遵從上市規則第14.38條有關寄發通函的規定，目前本公司預期該通函將不遲於二零零四年十月十四日寄發予股東。然而，本公司將盡力在實際可行情況下儘快寄發該通函。

茲提述本公司於二零零四年八月九日刊發的公佈(「該公佈」)，內容有關組成一家將會在中國及香港從事製作及發行電影、電視劇及演唱會、提供藝人經理人服務、設計及製作廣告等業務的合營公司(「主要交易」)。除另有說明外，本公佈所用詞彙與該公佈所用者具相同涵義。

電影庫的最新估值(「該估值」)須於寄發一份載有主要交易詳情的通函(「該通函」)前完成。根據上市規則第14.38條的規定，該通函須不遲於二零零四年八月三十日(即該公佈刊發日期後21日內)寄發予股東。本公司已申請豁免嚴格遵守上市規則第14.38條的規定，將該通函的寄發日期延至不遲於二零零四年九月三十日。

該估值的初稿經已完成，現由董事會審閱。本公司估值師將於董事會審閱後定稿。鑑於董事會審閱該估值及該估值的定稿需要更多時間，預期寄發該通函的日期將再度順延。董事已向聯交所申請豁免嚴格遵守上市規則第14.38條有關寄發通函的規定，目前本公司預期該通函將不遲於二零零四年十月十四日寄發予股東。然而，本公司將盡力在實際可行情況下儘快寄發該通函。

於本公佈刊發日期，本公司董事局包括三名執行董事(黃柏鳴先生、[illegible])及[illegible]先生)。

承董事局命
主席
黃柏鳴

香港，二零零四年九月三十日

* 僅供識別

YUGANG
YUGANG INTERNATIONAL LIMITED
(渝港國際有限公司*)

(於百慕達註冊成立之有限公司)
(股份代號：613)

公 佈
董事變動

渝港國際有限公司(「本公司」)之董事會(「董事會」)欣然宣佈王幽輝先生(「王先生」)及吳國富先生(「吳先生」)獲委任為本公司之獨立非執行董事，而李嘉士先生(「李先生」)則被重新指派為本公司之非執行董事，由二零零四年九月三十日起生效。由於李先生為胡關李羅律師行之合夥人，而該行一直為本公司提供法律服務，因此，根據香港聯合交易所有限公司證券上市規則，在二零零四年九月三十日及以後，李先生將不再被視為身份獨立。

王先生，現年44歲，畢業於香港理工大學，主修銀行學。王先生有逾十三年在國際銀行集團工作之經驗。彼為139控股有限公司之執行董事及渝太地產集團有限公司與港通控股有限公司之獨立非執行董事，上述公司均為香港上市公司。

吳先生，現年三十二歲，持有Grant MacEwan Community College頒發之會計學證書。吳先生在建築材料之市場推廣、貿易、採購及發展，以及建築項目之技術控制、支援及管理方面具有逾十五年工作經驗。彼亦為渝太地產集團有限公司及港通控股有限公司之獨立非執行董事。

本公司並無與王先生或吳先生簽訂任何服務合約。王先生及吳先生須根據本公司之公司細則輪值告退及在本公司之股東週年大會上備選再任。王先生及吳先生之酬金由董事會(須由股東在股東大會上批准)參照彼等個別的資格、經驗、須承擔之責任及同類職位目前在市場上之酬金水平加以釐定。

吳先生在3,754,000股本公司股份中擁有個人權益及在300,000股份中擁有家族權益，合共佔其已發行股本約0.05%。除上述者外，王先生及吳先生概無在本公司之股份或相關股份中擁有任何須根據香港法例第571章證券及期貨條例(「《證券及期貨條例》」)第XV部予以披露之權益，而除擔任渝太地產集團有限公司及港通控股有限公司之獨立非執行董事外，亦無與本公司任何董事、高級管理層、主要股東或控股股東有任何關係。

董事會謹藉此機會歡迎王先生及吳先生加入董事會。

李先生，現年四十四歲，為本公司律師胡關李羅律師行之合夥人。彼獲香港大學法律學士學位及法律研究生證書。李先生為中國製藥集團有限公司、合和實業有限公司、安全貨倉有限公司、添利工業國際(集團)有限公司、港通控股有限公司及渝太地產集團有限公司(全部均為香港上市公司)之非執行董事。在過往三年，李先生曾擔任多間香港上市公司，即中國光大國際有限公司、白花油國際有限公司、上海實業醫藥科技(集團)有限公司、太興置業有限公司及嶺南實業控股有限公司之獨立非執行董事。

除上文所披露者外，王先生、吳先生及李先生在過往三年並無在其他上市公司擔任董事職務。

本公司並無與李先生簽訂任何服務合約。李先生須根據本公司之公司細則輪值告退及在本公司之股東週年大會上備選再任。李先生之酬金由董事會(須由股東在股東大會上批准)參照其資格、經驗、須承擔之責任及同類職位目前在市場上之酬金水平加以釐定。

李先生並無在本公司之股份或相關股份中擁有任何須根據《證券及期貨條例》第XV部予以披露之權益，而除擔任港通控股有限公司及渝太地產集團有限公司之非執行董事外，亦無與本公司任何董事、高級管理層、主要股東或控股股東有任何關係。

於本公佈日，董事會之成員包括執行董事張松橋、袁永誠、張慶新、林曉露及鄧啟殷，非執行董事李嘉士，以及獨立非執行董事黃偉光、王幽輝及吳國富。

承董事會命
執行董事
袁永誠

香港，二零零四年九月三十日

* 僅供識別

COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

委任獨立非執行董事

> 本公司之董事會宣佈，本公司未能於二零零四年九月三十日前委任其第三名獨立非執行董事兼額外審核委員會成員。然而，本公司將盡最大努力盡快物色合適人選，擔任本公司之第三名獨立非執行董事兼額外審核委員會成員之職位，以符合獨立非執行董事之規定及審核委員會之規定。

中國網絡資本有限公司(「本公司」)之董事會(「董事會」)宣佈，本公司未能於二零零四年九月三十日前物色合適人選，擔任本公司之第三名獨立非執行董事兼額外審核委員會成員，因此，其獨立非執行董事及審核委員會成員數目將分別低於香港聯合交易所有限公司證券上市規則(「新上市規則」)第3.10(1)條(「獨立非執行董事之規定」)及第3.21條(「審核委員會之規定」)所規定之最低數目。

目前，本公司已成立一個審核委員會，由兩名獨立非執行董事組成，兩者均擁有新上市規則第3.10(2)及3.19(1)條所規定必須擁有之會計資格。為符合獨立非執行董事之規定及審核委員會之規定，本公司已自二零零四年五月起接觸多名可能合資格人選，供董事會考慮委任其為第三名獨立非執行董事兼額外審核委員會成員。然而，儘管本公司努力物色合適人選，至今仍未能作出委任。

儘管本公司不斷物色其他符合獨立非執行董事之規定及審核委員會之規定所要求具備有關資歷之可能合適人選，以填補該空缺，惟本公司尚未獲任何人士接納任聘，擔任其第三名獨立非執行董事。鑑於出現該等情況，本公司相信，本公司將不能於二零零四年九月三十日前遵守獨立非執行董事之規定及審核委員會之規定。然而，本公司將盡最大努力，盡快物色合適人選，擔任其第三名獨立非執行董事兼額外審核委員會成員。於第三名獨立非執行董事獲委任時，將會作出進一步公佈。

本公司之董事

[illegible]

代表董事會
中國網絡資本有限公司
主席
[illegible]

香港，二零零四年九月三十日

* 中文名稱僅供識別

---

eCyberChina Holdings Limited
光訊控股集團有限公司

(股份代號：254)
(於香港註冊成立之有限公司)

委任獨立非執行董事及董事辭任

> [illegible]先生獲委任為光訊控股集團有限公司之獨立非執行董事及審核委員會的成員，而何育明先生辭任為光訊控股集團有限公司之董事，同時於二零零四年九月三十日起生效。

光訊控股集團有限公司(「本公司」)之董事會(「董事會」)宣佈[illegible]先生獲委任為本公司之獨立非執行董事及審核委員會的成員，生效日期為二零零四年九月三十日。

[illegible]先生，46歲，為合資格會計師，於香港財務市場逾10年經驗，彼獲得南加州大學頒發工商管理學碩士(主修財務及會計)及加州大學(洛杉磯分校)頒發工程學士，彼為香港會計師公會認可的會計師，彼曾任[illegible]有限公司之執行董事。

[illegible]

除上文所披露外，概無其他與[illegible]先生之委任有關之事宜需要知會本公司之股東。

董事會藉此機會歡迎[illegible]先生加盟董事會。

董事會宣佈何育明先生因個人理由辭任為本公司之董事，生效日期為二零零四年九月三十日。何先生確認並無任何與彼辭任有關事宜需要知會本公司之股東。何先生及董事會確認雙方之間並無意見不合。

董事會藉此感謝何先生於在任期間對本公司作出之貢獻及服務。

截至本公佈日期，本公司之執行董事為[illegible]；而獨立非執行董事為[illegible]。

承董事會命
光訊控股集團有限公司
[illegible]
董事

香港，二零零四年九月三十日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1174)

委任獨立非執行董事

> 蕭文俊先生獲委任為本公司獨立非執行董事，由二零零四年九月三十日起生效。

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事會」)欣然宣佈，蕭文俊先生獲委任為本公司獨立非執行董事兼審核委員會成員，由二零零四年九月三十日起生效。

蕭文俊先生，50歲，現為上海香港商務諮詢有限公司(「香港」)合夥人。香港為一家以上海為基地的公司，主要為中國國內之跨國企業及當地機構提供商業顧問服務。於二零零四年二月從事顧問工作前，蕭先生曾於一家在香港聯合交易所有限公司主板上市之公司──太平地氈國際有限公司(「太平」)擔任董事總經理。彼於一九八一年加入太平，現時仍為該公司之非執行董事。蕭先生於一九七六年獲美國加州柏克萊大學頒發工業工程理學士學位。其後，於一九八零年獲賓夕凡尼亞大學之Wharton School頒發工商管理碩士學位。

除上文所披露者外，蕭先生於過去三年並無擔任任何上市公司董事職務或本公司或其附屬公司任何職務，且與本公司任何董事、高級管理層或主要或控股股東概無關連。蕭先生並無於本公司股份中擁有香港法例第571章證券及期貨條例第XV部所定義之任何實益權益或短倉。

本公司與蕭先生並無訂立任何服務合約。蕭先生並無特定任期，惟須根據本公司之公司細則於下屆股東週年大會退任並膺選連任。屆時彼將符合資格膺選連任。其後，蕭先生將須根據本公司之公司細則於股東週年大會輪席退任及膺選連任。蕭先生所收取之董事酬金乃經參考市況及蕭先生之資格及經驗後釐定。

於本公布日期，本公司執行董事為[illegible]先生、黃裕翔先生、鄭麗英女士、黃裕[illegible]先生、黃裕培先生、黃[illegible]女士及鄧乃[illegible]先生；本公司獨立非執行董事為[illegible]先生、[illegible]先生及蕭文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄧乃[illegible]

香港，二零零四年九月三十日

ROAD KING INFRASTRUCTURE LIMITED
路勁基建有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1098)

路勁基建有限公司(「本公司」)董事會(「董事會」)宣佈由二零零四年九月三十日起，James Herbert Stewart先生基於個人理由，辭任本公司非執行董事及審核委員會成員，而蔣[illegible]女士亦終止出任James Herbert Stewart先生之替任人。Stewart先生已確認，彼與董事會並無意見不合，亦無任何有關其辭任之事宜而需要知會本公司之股東。

董事會謹此感謝Stewart先生及蔣女士在任期間對本公司之貢獻。

在本公佈日，本公司之董事會成員包括執行董事單偉豹先生、高毓炳先生、陳錦雄先生、單偉彪先生及方兆良先生，非執行董事[illegible]先生及劉于先先生，以及獨立非執行董事陳健剛先生、周少琪先生和劉世鋼先生。

承董事會命
公司秘書
方兆良

香港，二零零四年九月三十日

Xinyi seeks $800m to fund expansion

By boosting investment in downstream manufacturing, the windshield glass firm hopes to reduce production costs 13pc

LISTINGS
Hui Yuk-min and **Nichole Chan**

The mainland's largest windshield glass exporter, Xinyi Glass Holdings, aims to raise $800 million from a flotation on the Hong Kong main board to fund plans to expand downstream manufacturing.

On top of the $250 million it invested last year to build its first float-glass plant in Humen of Dongguan, the Hong Kong company budgeted to invest a further $400 million this year in the new business.

"Float glass is the main raw material for our products. We can largely reduce our cost of material purchase as well as packaging and transport costs if we produce the float glass ourselves," Xinyi chief executive Gerry Tung Ching-sai said.

Xinyi has begun to market its initial public offering this week and expects book building to take place on January 19 to 27. It will launch the retail offering on January 22 to 24, with the shares due to be listed on February 3.

Kingsway Financial Services Group is the sole sponsor for Xinyi's Hong Kong listing.

Mr Tung said the company's aggressive expansion sought to meet surging overseas demand, especially from carmakers and windshield glass makers that were increasingly outsourcing glass products from the mainland.

Xinyi paid $2,400 per tonne for the 120,000 tonnes of float glass it bought last year. The company estimates savings of $600 a tonne by making the float glass itself.

Float glass accounts for about 33 per cent of Xinyi's production costs. The savings through vertical integration translate into a reduction in production costs of about 13 per cent. In 2003, Xinyi's turnover grew more than 30 per cent to more than $800 million, with a net profit of between $170 million and $180 million.

Mr Tung said Xinyi had been maintaining a net profit margin of more than 20 per cent in the past three years and expects the high margin trend to continue.

The company expects the 350,000-tonne float-glass plant to be in production in the first quarter of next year at the latest. It forecast about two-thirds of the float glass would be consumed domestically and the remainder sold overseas.

Xinyi invested about $300 million last year to build factories and expand existing ones in its upstream glass plants in Shenzhen, Wuhu of Anhui and Humen, allowing the company to increase windshield glass production capacity by 50 per cent and double its construction-glass output capacity.

Xinyi claimed it was the second-largest windshield glass manufacturer in the mainland, with a 36.2 per cent share of the export market.

Its key competitor in the country is Shanghai-listed A share Fuyao Group Glass Industries.

Taiwan's electronics component maker Hon Hai Precision Industry also aims to list its telecommunications gear unit Foxconn International Holdings on the Hong Kong main board next month.

Foxconn has hired Goldman Sachs and UBS as its listing sponsors.

Market warms to BOCHK outsider

APPOINTMENTS
Bei Hu and **Nichole Chan**

The appointment by BOC Hong Kong (Holdings) of an experienced outsider as its chief risk officer was welcomed by analysts yesterday as a sign of corporate governance improvement after several scandals over the past two years.

Although questions linger as to whether one person can change the bank's corporate culture, the market is pinning its hope on the new executive taking a firmer stance against reckless lending.

Hong Kong's second-largest lender announced on Saturday that 43-year-old Alex Cheung Yau-shing would become deputy chief executive and chief risk officer.

The market responded to the appointment of the former assistant general manager and chief credit officer of Hang Seng Bank by pushing BOCHK stock price up 0.67 per cent yesterday.

"I think investors need to see whether BOCHK is really committed to changing its corporate culture," CLSA banking analyst Dominic Chan Chi-ming said. "So the message to the market will be powerful in the sense that BOCHK is willing to bring in new people."

BOCHK launched a high-profile global recruitment exercise to assuage investor concern about its corporate governance after three of its four deputy chief executives left in disgrace in the past two years.

The appointment was especially closely watched as senior BOCHK officials overrode the objection of a former chief risk officer to grant a $2.1 billion credit line on questionable security to now-imprisoned mainland property tycoon Chau Ching-ngai.

The scandal forced the retirement of Or Mah-ah, then deputy chief executive responsible for corporate banking.

Mr Cheung joined Hang Seng in 1995 as head of its audit division and became senior manager and chief credit officer in 1997 before being promoted to assistant general manager 4½ years ago.

In his new job, he will provide much-needed counterbalance to 42-year-old Gao Yingxin, a former head of corporate banking of BOCHK parent Bank of China and now BOCHK deputy chief executive overseeing corporate banking.

"Mr Cheung is not related to Beijing," another analyst said. "Given his experience and seniority, I would be very surprised if he would have a big compromise on this job, risking his own reputation in the market."

Since Mr Cheung and Mr Gao will have the same job grade, it remains to be seen who will have the final say over any controversial loan request.

Firms line up for KCRC project

PROPERTY
Peggy Sito and **Ernest Kong**

Developers have shown initial interest in Kowloon-Canton Railway Corp's 1.81 million square foot residential project in Wu Kai Sha, which is up for tender this quarter.

Cheung Kong (Holdings), New World Development, Wharf (Holdings) and K Wah International said they intended to bid for the project to enlarge their property portfolios.

Cheung Kong executive director Justin Chiu Kwok-hung said: "I expect the project will be very popular among land-hungry developers."

Developers said they would bid aggressively as the project would be an important source of land supply this year.

Wharf assistant director Ricky Wong Kwong-yiu said: "It is believed that developers will face obstacles to successfully applying for land sites on the application list, with our offers failing to meet the government's target prices.

"As a result, there will be a small number of public sites offered for auction this year."

Under the application list system, a developer proposes a price to the Lands Department and undertakes to offer that amount. If the government's target price is met, the parcel is brought to tender or auction.

Mr Wong said the government had no intention to cut its reserve prices despite repeated calls from developers.

"Not only the Wu Kai Sha development, other property projects owned by the two rail firms – KCRC and MTR Corp – will be developers' focus this year," he said.

KCRC yesterday placed an advertisement on English and Chinese newspapers, inviting expressions of interest in the residendal development at Wu Kai Sha Station on the newly commissioned Ma On Shan railway line.

The project will provide 2,528 flats with a floor area of 1.81 million sq ft, along with 43,000 sq ft of retail space.

Property agents estimated investment costs at about $7 billion, based on an accommodation value of $2,700 per square foot.

New World Development sales and marketing director Barbara Ho Ng Yin-yue is optimistic about the development at the Wu Kai Sha Station despite its relatively remote location.

"Tseung Kwan O used to be a pretty remote area, but as it has rail access, which is followed by improved facilities, the district now turns out to have good potential for residential development," Ms Ho said.



Cathay to pay its top three executives $16m

REMUNERATION
Joseph Lo

Cathay Pacific Airways' top three executives will receive a total of almost $16 million in salary and allowances this year, the company revealed yesterday.

The disclosure, which was made on the stock exchange website, also announced the promotions of David Turnbull from chief executive to chairman, Philip Chen Nan-lok from chief operating officer to chief executive and Tony Tyler from director of corporate development to chief operating officer.

Mr Turnbull also takes over the chair of Swire Pacific, Cathay's controlling shareholder, from James Hughes-Hallett, who returns to London to chair John Swire & Sons, which controls the international arms of the properties-to-transport conglomerate.

The annual salary of Mr Turnbull, along with allowances, amounted to about $6.75 million, the disclosure said. Mr Chen will receive $5.85 million and Mr Tyler $3.28 million.

They are also entitled to discretionary bonuses and other benefits, while Mr Turnbull and Mr Tyler receive housing allowances.

As a result of the bonuses, the trio can probably expect a much higher compensation than their salaries would indicate.

In 2003, after Cathay announced a $3.9 billion net profit, it paid its top three executives between $7 million and $11 million each.

The salaries disclosure of the highest-paid individuals in the airline was made to conform to a new stock exchange requirement designed to enhance the transparency of locally listed companies.

In the past, the stock exchange required companies list the number of individuals falling into a range of salaries only.

Mr Chen is the first Chinese to be appointed head of Cathay in the airline's 59-year history.

All three executives are 49 years old and joined Swire group in the late 1970s.

Mr Turnbull was also appointed as a non-executive director of Hongkong and Shanghai Banking Corp yesterday, replacing Mr Hughes-Hallett.

Merton priced at aggressive levels

PROPERTY
Ernest Kong

New World Development is maintaining an aggressive pricing strategy for its Kennedy Town development, Merton, citing a lack of comparable new properties in Western district.

Sales and marketing director Barbara Ho Ng Yin-yue said the asking price for upper-floor units, which could be bought in pairs and joined together, would be more than $8,000 per square foot.

A comparable project is nearby Manhattan Heights in New Praya. Prices for second-hand seaview flats at the seven-year-old, 60-storey building are between $5,500 and $6,000 per square foot, property agents estimate.

"The Merton will start selling as early as this Friday," said Mrs Ho, who would not comment on the project's average selling price.

Analysts said the sales launch for the development had been delayed from a tentative November schedule because of poor sentiment.

Centaline Property Agency and Midland Realty said demand for the Merton was steady, with hundreds of potential buyers putting down a $60,000 refundable deposit.

However, Centaline director Terrence Tong Ping-ching said the market response had been relatively slow compared with projects launched last year.

"It's natural that flat-seekers have grown more cautious after the big jump in home prices seen in 2004," Mr Tong said.

He expected cheaper units in the project to move at less than $5,000 per square foot.

Midland director Jeffrey Ng Chong-yip said the developer was taking offers from buyers looking to take entire floors.

"Bulk purchasers are offering to buy units on mid-height floors at $5,000 to $6,000 per square foot," Mr Ng said. "The developer is still considering the offers."


TTI

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 3RD JANUARY 2005 IN RELATION TO THE MAJOR TRANSACTION

Reference was made to the circular of the Company dated 23rd November 2004 (the "Circular") regarding the proposed acquisition of companies comprising The Milwaukee®, AEG® and DreBo® electric power tools and accessories businesses of Atlas Copco AB. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

THE EGM

In accordance with the articles of association of the Company, the chairman of the EGM demanded that the resolution to be decided by poll at the EGM. The Board is pleased to announce that the resolution was duly passed by way of poll at the EGM.

POLL RESULTS

The poll results in respect of the resolution proposed at the EGM held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on 3rd January 2005 were as follows:

ORDINARY RESOLUTION PROPOSED AT THE EGM	NO. OF VOTES (%)	
	FOR	AGAINST
"THAT the terms of, and the transactions contemplated under, a conditional stock purchase agreement, dated 28th August 2004, entered between Atlas Copco AB, Atlas Copco North America Inc. and Atlas Copco Holding GmbH, all as sellers and the Company, Ryobi Technologies GmbH and Techtronic Industries North America Inc. all as purchasers (the "Stock Purchase Agreement") and all other transactions contemplated therein and all other agreements ancillary thereto, be and are hereby confirmed and approved and any director of the Company, as directed by the board of directors of the Company, be and is hereby authorized to execute all such documents and to do all such acts, matters and things as he may in his sole discretion consider necessary or desirable on behalf of the Company for the purpose of or in connection with the Stock Purchase Agreement or the transaction contemplated therein."	951,921,567 Shares (100%)	0 Share (0%)
As all votes were cast in favour of this ordinary resolution, this ordinary resolution was passed unanimously.		

As at the date of the EGM, the issued share capital of the Company comprised 1,352,304,652 Shares, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM. None of these 1,352,304,652 Shares were shares entitling the holder to attend and to vote only against the resolution proposed at the EGM.

Deloitte Touche Tohmatsu acted as scrutineers for the poll at the EGM.

CLOSING

As the resolution was approved by the Shareholders, the principal conditions to which the Stock Purchase Agreement is subject as disclosed in the Circular have been fulfilled. Accordingly, closing of the Transaction is expected to take place on 3rd January 2005 or as promptly as practicable thereafter but in any event no later than 5th January 2005.

GENERAL

As at the date of this announcement, the Board comprises four Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, two Non-Executive Directors, namely Dr. Akio Urakami and Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely Mr. Christopher Patrick Langley, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 3rd January 2005

BUSINESS DIGEST

THOMSON IN TALKS WITH IRICO OVER TUBE VENTURE

France's Thomson, which is seeking partners for its cathode ray tube business, could soon announce a deal with the mainland's state-owned Irico Group Corp, French paper *Les Echos* said yesterday.

A joint-venture deal would allow the two partners to combine market shares and cut production costs in a business hit by strong competition and price pressure, the paper said.

Thomson declined to comment and Irico could not be reached for comment. However, a source familiar with the situation said Thomson had approached Irico a few months ago and was rebuffed due to unfavourable terms.

"It's positive for the stock that there are contacts with sector players ... continuing newsflow on the sale of the tubes is positive," CM-CIC Securities analyst Quentin Philippe said.

Irico is the mainland's biggest and the world's fifth-largest maker of colour picture tubes and a deal with Thomson would give it the No 3 spot.

The Xian-based firm, which supplies tubes to mainlandtelevision makers such as Konka Group, TCL International Holdings and Skyworth Digital Holdings, has a 7.4 per cent share of the global colour picture tube market.

Thomson has already put its low-margin television production into a venture with TCL and recently signed a co-operation agreement with Konka in television components, also taking an 8 per cent stake in the firm. *Reuters*

SA SA RECORDS SALES SURGE DURING CHRISTMAS HOLIDAY

Sa Sa International Holdings said sales surged in the four days over Christmas, boosted by an influx of mainland shoppers.

Sales climbed 25 per cent for December 24 to 27 from the same period a year ago, spokeswoman Macy Leung said.

A mainland shopper spends more in Sa Sa.

Sales grew 20 per cent between December 1 and 27 from a year earlier, she said.

Hong Kong had 19.7 million visitors in the first 11 months of last year, up 43.5 per cent from 2003, the Hong Kong Tourism Board said. More than 50 per cent of the visitors to Hong Kong are from the mainland.

Sa Sa's mainland customers spent an average $850 per transaction during the four-day period, up about 11 per cent from a year ago, boosted by the wider use of yuan credit cards, Ms Leung said.

Mainland tourists accounted for about 40 per cent of Sa Sa's sales in the second half of last year. *Bloomberg*

PROFIT FORECAST TO GROW 20PC AT FUBON BANKING ARM

Fubon Financial Holding, Taiwan's third-largest financial-services company, has forecast net income at its banking arm may rise 20 per cent this year after the takeover of rival Taipei Bank took effect a few days ago.

Fubon Financial agreed to pay NT$80.3 billion ($19.62 billion) in new shares to take over Taipei Bank, a lender controlled by the city government, in August 2002.

Standard & Poor's Ratings Services yesterday affirmed its BBB-plus long-term rating on the renamed Taipei Fubon Commercial Bank.

Operating costs at the bank were expected to be reduced by NT$2 billion a year, the bank said.

Taiwan has about 50 banks servicing a population of 23 million. It aims to shrink the number of financial holding companies to seven in two years, with each of the top three controlling at least 10 per cent of the market. *Bloomberg*

Brokers fear a wind from the north could put their earnings on ice

White COLLAR



Enoch Yiu

When it comes to money, Hong Kong stockbrokers are a tough lot.

Last week's cold snap was no deterrent as they joined the angry thousands in the New Year's Day march to protest against the political bungling of the Link Reit listing.

And as if losing some fat commissions from the Link Reit were not enough to get them hot under the collar, now they are on edge over a possible flood of competition from the mainland.

The Hong Kong Securities Institute, which is offering examinations and courses for brokers and other financial professionals, has announced it is accepting stockbrokers and futures licence holders from the mainland for enrolment from December 28 to March 7 in the "licensing examination for securities and futures intermediaries (paper 1)".

Under the Closer Economic Partnership Arrangement framework introduced in January last year, Hong Kong and mainland stock and futures brokers who passed a basic examination paper will be able to work in each other's markets.

Hong Kong professionals have already taken the mainland Securities Regulations Examination in March last year, so the upcoming April 23 test in Shenzhen is the reciprocal arrangement for mainland professionals.

Those who pass the April examination and satisfy other Securities and Futures Commission requirements will be eligible to apply for licences as stock brokers, futures traders and fund managers in Hong Kong.

The move paves the way for mainland professionals to work in Hong Kong.

"It is our hope that the examination will encourage talent in the mainland and Hong Kong to learn from each other and exchange expertise, helping a solid foundation for assimilation in global financial markets," securities institute chief executive Gary Cheung Wai-kwok said.

Exchange of ideas can be valuable but *White Collar* hears that many Hong Kong brokers are having restless nights worrying about their mainland rivals.

WISING UP ON WEALTH

And it's not only brokers who are facing competition from mainland counterparts. These days, banks sell securities and insurance companies sell fund products.

It is therefore little wonder brokers are queuing up for the wealth-management course offered by the Hong Kong Securities Institute to enhance their job prospects.

Enrolments have increased 80 per cent over last year.

With Bank of China recruiting 100 wealth-management advisers this year and many insurance companies hiring financial advisers, it's hardly surprising the brokers are dragging out school bags and pencil cases again.

LIGHTS, CAMERA, LEGEND

In accounting circles, *White Collar* hears that Hong Kong Institute of Certified Public Accountants president Edward Chow Kwong-fai has a new project – film making.

Mr Chow is not lining up in front of the cameras but he has promised to help the grandson of the legendary Lu Xun promote the film about the thinker and writer whose works are considered revolutionary in the cultural movement of China in the 1920s and 1930s.

The film, to begin production this month for an October release, is part of a series of programmes commemorating the 70th anniversary of his death. Other proposed projects include an exhibition to be held in Hong Kong and the making of a TV documentary.

Mr Chow is already a fan of Lu Xun. A portrait of the legendary man hangs in his office.

It's unclear whether Mr Chow will offer free tickets for the movie to other council members of the accounting body.

FESTIVE FROLICKS CONTINUE

Happy New Year and the parties continue!

Hong Kong Exchanges and Clearing will host a New Year media lunch party on Friday.

Next Monday, Secretary for Financial Services and the Treasury Frederick Ma Si-hang is preparing whole roasted lamb for the media to celebrate the start of a New Year. Maybe roast chicken is also on offer as Year of the Rooster looms next month. The Securities and Futures Commission does not want to overdo it.

White Collar heard it may throw a bash during the Lunar New Year instead.

Maybe reporters should be on diet from now on.

enoch.yiu@scmp.com

Securities houses seek idle reit funds

Firms roll out alternatives after legal uncertainties cut investors off from new property instrument

INVESTMENTS
Kelvin Wong and Amy Ou

Nearly a month has passed since the Link Reit listing was derailed. While retail banks have been trying to attract funds originally set aside by investors to buy the assets, securities houses are now making a late charge into the fray.

Five structured products were launched yesterday by KBC Asset Management, Lehman Brothers, BOCI Asia and HSBC in bids to tap the stagnant funds.

Polly Wong, an executive director at BOCI's equity derivatives division, which launched the seventh Flexibond series, said her company's latest product could appeal to investors as a reit "alternative".

"The design of our product is very similar to the reit in that they both provide investors with a stream of potential returns," Ms Wong said.



BOCI Securities executive director Polly Wong denies that the New Year release of the company's Flexibond had been timed to take advantage of the Link Reit collapse. Photo: Ricky Chung

But she refused to link the timing of the product launch to the reit fiasco, insisting the company had long expected a surging demand in derivative and structured products in the New Year.

"I'm not saying that we are launching this product because of what happened to Link Reit. But nonetheless we do expect investors interested in the reit to be attracted by our product as well."

Joining BOCI in riding on previously successful products are Lehman, which launched new tranches in their on-going minibond, and HSBC, which announced a new equity-linked note series and a capital guaranteed fund.

Christopher Lee, the chief executive at Sun Hung Kai Fund Management, the main distributor for the Lehman minibond, said the series was aimed at investors who "did not like to deal with stock-market risk".

"There is still a great demand in the minibond market as you can easily compare it to an interest-generating tool, just like the reit," Mr Lee said.

He also said that compared with government-launched financial instruments, the future market for minibonds was larger as they would not be restricted to the government's financial need.

He said other investment tools that might pose more competition for minibonds were yuan bonds, though not in the short term. At the moment domestic retail investors' only access to yuan-based financial instruments was through institutions with qualified foreign institutional investors and so far there had been little clue about when Beijing would relax the rules.

Besides the nearly $1.5 billion sitting in the banking system's aggregate balances, there were many signs that both Hong Kong and overseas investors had seen the yuan's appreciation potential.

Hong Kong Monetary Authority figures show yuan deposits with domestic banks stood at 8.43 billion yuan at the end of October last year.

"I can see Hong Kong acting as the 'bridge' connecting the international financial market and the mainland financial market before the latter becomes fully opened," Mr Lee said.

CAO's hopes hinge on Temasek for bailout

RESTRUCTURING
Reuters in Singapore

Singapore's Temasek Holdings remains the sole party in restructuring talks with China Aviation Oil (Singapore) Corp (CAO) as the failed oil trader has received no offers from fellow mainland firms.

The Beijing-backed company, under court protection from creditors after collapsing in November from more than US$500 million of losses from trading derivatives, must come up with a rescue plan by January 21.

"We have not received any proposals from any Chinese entities to participate in the restructuring," CAO spokesman Gerald Woon said yesterday.

In terms of potential white knights, CAO was talking only to Singapore's state investment agency, Mr Woon said.

The oil trader's mainland creditor banks had made no offer to write off its debt and recapitalise the Singapore-listed firm, he said.

A Chinese newspaper reported last week that a consortium of six mainland banks led by Industrial and Commercial Bank of China planned to write off US$120 million of CAO's debt before injecting the firm with fresh funds.

The same report also said that Air China, the mainland's biggest airline, could take a stake in CAO's Beijing parent as part of the central government's restructuring plan.

Under the proposed restructuring discussed so far, Temasek and CAO's Beijing parent would each pump US$50 million into the company.

CAO's collapse, Singapore's worst trading scandal since Nick Leeson triggered the ruin of Barings Bank almost a decade ago, is being investigated by Singapore's white collar-crime unit and the Monetary Authority of Singapore.

Worker unrest outbreak takes HK employer by surprise

Industrialists believe troublemaking gangs foment protests in bid to extort money from factory owners, *Toh Han Shih* finds

At 8.30am on October 6, Bernard Auyang Pak-hong received an unexpected phone call from a colleague in Shenzhen. Mr Auyang, chief executive of Hong Kong electronics firm Computime, was told that as many as 300 workers had massed outside a Shenzhen electronics factory that processes export orders for his company.

Under the companies' processing trade agreement, Computime was responsible for booking orders, importing equipment and raw materials, and trade finance. Its Shenzhen partner, Meizhi Haiyan Electronics, handled day-to-day operations.

As the crowd swelled and spilled over onto a nearby traffic artery, local officials began to take notice. "The police asked my vice-president to talk to the workers on the highway," said Mr Auyang, who arrived on the scene at about noon.

For Mr Auyang, this emergency indoctrination in crisis management was both an education in the risks involved in outsourcing manufacturing operations and in the increasingly sophisticated organising techniques of mainland labour activists.

"I have had no control over your pay and am unaware of any details," he told the workers later that day. "From now on, I will be directly involved."

After the showdown in Shenzhen, Mr Auyang had an interview with the *South China Morning Post*. "Under the old arrangement, I gave a lump sum to the Chinese partner who paid the workers," he said.

"Now I know exactly how much the workers got paid and I audit their pay."

According to Computime, workers should have been paid the minimum wage of 610 yuan a month plus overtime. Workers, however, said the Shenzhen outsourcing operation paid them as little as 230 yuan a month.

"Nobody was dismissed, as I promised the workers," Mr Auyang said. Computime had reimbursed the workers for underpayment. "They all came back to work. We have hired 200 to 300 additional workers since October."

The Institute of Contemporary Observation (ICO), a Shenzhen-based non-governmental organisation, audited the factory and confirmed that some workers took home below the minimum wage of 610 yuan prior to the incident, but have since been paid according to the law, ICO executive director Liu Kaiming said.



Demonstrations tend to alarm public officials, who do not want to see any negative publicity about areas under their control. Photo: AFP

The workers' grievances were legitimate but Mr Auyang believes outsiders were involved.

"My observation is there may be people out to profit from the unrest. I cannot confirm a conspiracy, but I have my suspicions."

Five of seven people arrested by the police in connection with the incident were not from the factory, which had more than 3,000 workers at the time, said Una Auyang Yuen-lam, Computime executive director and Mr Auyang's sister.

The two workers have been released and have since returned to work in the factory.

"There were a dozen or so people there who were not wearing the factory uniforms," she said.

One Hong Kong toy executive said: "There are troublemakers who wish to see factory unrest as an opportunity to extort money.

"These gangs infiltrate work forces by getting jobs at factories and after creating unrest, move to other factories. They stage demonstrations so the media would cover it, which gives the workers more bargaining power." Officials would be anxious to calm things down, fearing negative publicity.

Li Qiang, executive director of China Labour Watch, a United States-based labour NGO, dismissed the notion that criminals were to blame.

The recent labour unrest in southern China was internally generated, sparked by frustrations among workers over inadequate pay and long overtime shifts, Mr Li said, based on his research on unrest in five factories in Shenzhen, Dongguan and Guangzhou last year, including the Meizhi factory.

"At the Meizhi strike, the five outsiders arrested were not organisers but bystanders who encouraged the workers," said Mr Li.

"The workers at the Meizhi factory told me they didn't recognise the people who were arrested," he said.

Prior to the incident, Meizhi workers had tried many times to draw attention to their grievances, including many futile efforts to inform local labour departments, according to Mr Li.

hanshih.toh@scmp.com

Record prices for coal seen

POWER
Bloomberg

Mainland power producers expect to pay record coal prices for a second year as the expanding economy stokes demand for the fuel.

Soaring consumption and a shortage of rail carriages to transport coal would increase prices by at least 10 per cent from last year's levels, said Fan Weitang, president of the China National Coal Association, and Xu Qiqi, an official at Shanghai Electric Power.

"We believe prices in 2005 will show further increases on top of [last year's] level," Mr Xu said. "The conditions that led to higher prices still exist."

Rising coal prices threaten to extend profit declines at companies such as Shanghai Electric, which supplies a third of the electricity consumed in China's commercial capital, and Huaneng Power International, the Hong Kong-listed unit of China's largest generator.

China's coal demand would rise 7.4 per cent this year to 2.04 billion tonnes, exceeding the nation's total supply of less than two billion tonnes, *China Securities Journal* reported on December 30. Demand reached 1.9 billion tonnes last year, of which 960 million tonnes was used to generate electricity, the journal said.

Demand for coal, which supplies 67 per cent of China's power needs, surged as the economy grew 9.5 per cent in the first nine months of last year.

THE THAI-ASIA FUND LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 549)

Unaudited net asset value per share of The Thai-Asia Fund Limited as at December 31, 2004 was US$0.3649

INVESCO
INVESCO ASIA LIMITED

As at the date of this announcement, the executive directors of The Thai-Asia Fund Limited (the "Company") are Messrs. Andrew Lo Tak Shing, Chaibhondh Osataphan, Dominic Kwok Chung Kwong and Pichit Akrathit, and the independent non-executive directors of the Company are Yod Jin Uahwatanasakul, Narong Chulajata, Heng Kwoo Seng and Thomas Ng Tung Ming.

THE THAI ASSET FUND LIMITED
(Incorporated in Guernsey with limited liability)
(Stock code: 543)

Unaudited net asset value per share of The Thai Asset Fund Limited as at December 31, 2004 was US$3.46

INVESCO
INVESCO ASIA LIMITED

As at the date of this announcement, the executive directors of The Thai Asset Fund Limited (the "Company") are Messrs. Andrew Lo Tak Shing, Dominic Kwok Chung Kwong and Pichit Akrathit, the independent non-executive directors of the Company are Messrs. Narong Chulajata, Heng Kwoo Seng and Thomas Ng Tung Ming and the non-executive director of the Company is Mr. John Yang Cheng Hsieng.

Labour shortage fails to deter Luen Thai

EMPLOYMENT
Toh Han Shih

Luen Thai Holdings is confident it can hire the thousands of workers it needs to meet the burgeoning global demand for mainland textiles, despite a worsening labour shortage in the Pearl River Delta.

Hong Kong manufacturers employ an estimated 10 million workers in the Pearl River Delta, nearly all of them from inland provinces. Guangdong province has a labour shortfall of about two million workers as more migrants find employment at home or in competing industrial regions such as Shanghai and the Yangtze River Delta.

Nonetheless, Hong Kong's largest listed garment manufacturer had managed to hire 2,000 workers in the past four months and it planned to recruit a further 3,000 this year, senior vice-president Frank Sauceda said.

Rather than waiting for workers to find its Dongguan factory and apply for work, Luen Thai hires workers directly from vocational schools in inland provinces.

The company's chief executive Henry Tan likens the process to aquaculture.

"Some people catch fish in the ocean, but I create fish farms," Mr Tan said. "I culture them, so I can move them out as I need."

While most young workers might object to being equated with domesticated fish, they are certainly happy to have found reliable jobs.

Luen Thai supports five schools in the inland provinces of Guangxi, Henan and Hunan and the city of Chongqing. The company agrees to hire a number of graduates from these schools in exchange for training and material support.

"It's not practical to bring in hundreds of employees and train them on our sites," it said.

Other manufacturers are looking outside the mainland for expansion after failing to attract sufficient labour in the Pearl River Delta. For example, Hong Kong-listed shoemaker Kingmaker Footwear Holdings is expanding in Vietnam.

Mr Tan believes the labour shortages often affect companies that fail to accord their workers a modicum of dignity.

"If you treat them right, pay them right, house them right, they don't leave," he said. "We've got to win their hearts."

INBRIEF

ING SELLS BARING ASSET TO US GROUPS AMID SHAKE-UP
London: ING Groep, the largest Dutch financial services company, has agreed to sell Baring Asset Management to two United States buyers as part of plans to focus on its insurance business in Europe and Asia and on internet banking. Northern Trust would buy Baring Asset Management's financial services group for £260 million ($3.7 billion), ING spokeswoman Dorothy Hillenius said. MassMutual Financial Group would purchase the unit's investment activities. *Bloomberg*

ORDERS FOR CHIP-MAKING EQUIPMENT CONTINUE SLIDE
Tokyo: A gauge of semiconductor industry health that measures new orders against sales came to 0.91 for Japanese chip-making equipment last month, falling below parity of one for the second consecutive month. The October book-to-bill ratio means that for every 100 yen of products shipped, new orders worth 91 yen were received, the Semiconductor Equipment Association of Japan said yesterday. *Reuters*

PULITZER REVIEWING SALE TO BOOST SHAREHOLDER VALUE
Saint Louis: Newspaper publisher Pulitzer said that company officials were considering a possible sale of the firm to boost shareholder value. The company said that no decisions had been made and no agreements had been reached. Pulitzer said it had retained Goldman Sachs as a financial adviser to assist in its review. Decisions rest largely with members of the Pulitzer family who own almost all of the controlling stock. *AP*

DAIMLER CHIEF'S MERCEDES STOLEN BY 'RUSSIAN MAFIA'
Stuttgart, Germany: DaimlerChrysler chief executive officer Juergen Schrempp had his S600 Mercedes-Benz armoured limousine stolen while it was parked on a street in Stuttgart. The black company car, worth about €800,000 ($8.1 million), disappeared on the night of October 26. The car was probably stolen by the "Russian mafia", *Bild-Zeitung* said yesterday. *Bloomberg*

SOCIETE GENERALE TO BUY STAKE IN GERMAN BANK
Paris: Societe Generale agreed to buy a 75 per cent stake in Hanseatic Bank for €190 million ($1.92 billion) to expand its consumer-credit business in Germany. Hanseatic's owner, German mail-order retailer Otto, will retain 25 per cent. Chairman Daniel Bouton is trying to counter swings in investment-banking earnings by expanding SG's consumer lending. *Bloomberg*

Xstrata's bid for WMC turns hostile

Swiss coal giant seeks to expand metal output by taking over Australian miner

TAKEOVERS
Bloomberg in Sydney

Xstrata, the world's biggest exporter of coal for power plants, will make a hostile A$7.4 billion ($45.04 billion) cash offer for WMC Resources to expand metals output after failing to agree on a takeover.

Xstrata will offer A$6.55 a share directly to investors in WMC, the world's fifth-largest nickel producer, after WMC's board rejected the same bid on October 28, Switzerland's Xstrata said yesterday.

Buying WMC would make Xstrata the world's sixth-largest copper producer and add nickel mines to its assets as demand from China, the world's biggest copper user, causes prices to soar. A formal offer may trigger rival bids from competitors such as BHP Billiton and Rio Tinto Group, analysts said.

BT Financial Group fund manager Tim Barker said WMC's assets "are world-class". "It fits in all the potential suitors' camps very easily. It comes down to whether they see strategic value in it."

Jupiter Asset Management fund manager Anthony Nutt said: "I wouldn't be nervous if they bought WMC at this price. They think they can add value and I'd agree with that."

The A$6.35-a-share bid undervalued the company, WMC Resources chief executive Andrew Michelmore said yesterday during a visit to the company's Olympic Dam copper and uranium mine in South Australia.

Xstrata chief executive Mick Davis "has to come up with a material improvement", Mr Michelmore said. "[Shareholders had] backed the board in rejecting the A$6.35 offer. A number of major shareholders I spoke to said they thought that was reinforced by the share price in the market."

GMK Norilsk Nickel, China Minmetals Corp, BHP Billiton, Rio Tinto, Vale do Rio Doce, Phelps Dodge, Inco, Anglo American and Falconbridge had all been named as potential rivals to Xstrata, the *West Australian* said. Norilsk said it had no plans to bid.

Xstrata will next week lodge offer documents with WMC and the Australian Securities and Investments Commission. The bid will be mailed to WMC shareholders two weeks later.

"This is an opportunity for the board to give an independent value to shareholders so they can properly judge our offer," Mr Davis said during a conference call. "This offer reflects the value of the company – we have no intention of increasing the price, but we reserve the right."

BHP Billiton, Xstrata and other mining firms are expanding metals production, betting that rising demand in China will be sustained.

Nickel prices have climbed 13 per cent in the past year because of rising production of stainless steel. Copper has surged 54 per cent.

Buying WMC would give Xstrata the company's nickel mines in Western Australia, the Corridor Sands titanium minerals project in Mozambique, a fertiliser plant and Olympic Dam. Xstrata last year bought the Mt Isa copper mine in Australia through its US$2.3 billion acquisition of MIM Holdings.

Olympic Dam had been dogged by faults and shortfalls, Mr Davis said. WMC has said an expansion of the mine may cost more than A$4 billion and triple the project's sales.

Trump gloats as Branson's show takes a TV ratings hiding



ENTERTAINMENT
The New York Times

In the sport of public gloating, Donald Trump has always been a competitor for the Hall of Fame; so it is no surprise that he would take immense glee in the ratings travails of a would-be television rival, Sir Richard Branson.

The two were bound to butt heads once Sir Richard, the British billionaire owner of Virgin Airlines and a host of other Virgin products, started his own reality series, aimed at emulating Mr Trump's success on NBC's *The Apprentice*.

They had been friendly acquaintances, sometimes dining together. But just before Sir Richard's series on Fox, *The Rebel Billionaire*, came on the schedule, the tone changed.

In a telephone interview, Mr Trump said: "All of a sudden, he's saying I'm a piece of garbage, that I won't shake hands with people."

Mr Trump does, in fact, try to avoid handshaking for fear of picking up illnesses, but he said he recognised it as a social necessity and he did shake hands regularly.

A spokeswoman for Sir Richard said that he had only noted in interviews he did not agree with all of Mr Trump's business strategies.

Mr Trump was further offended when Sir Richard included in his series a character made up to look like Mr Trump. "It was some little guy who weighs 400 pounds [180kg]," Mr Trump said. "Hey, I'm six foot three [1.9m]."

That had Mr Trump hoping Sir Richard's series would fall into trouble – a wish quickly fulfilled. *The Rebel Billionaire* has thus far posted flop-like ratings (5.4 million viewers last week against 15.8 million for *The Apprentice*).

Once he saw the ratings, Mr Trump pounced, firing off a letter to Sir Richard: "Now that I have watched your show, I wish you came to me and asked my advice. I would have told you not to bother. You have no television persona."

Later, he cited Sir Richard's "dismal ratings" and suggested his rival return his attention to his airline, which he said needed help as "it's a terrible business". He ended with: "Do not use me to promote your rapidly sinking show."

Sir Richard replied with his own letter saying he had avoided making nasty remarks and that he had enjoyed his relationship with Mr Trump: "I have read what I believe can be construed as 'nasty' comments from you about myself in the press over the last couple of weeks and – although tempted – have to date decided not to respond to them and to rise above them."

He concluded: "Perhaps you could reread what I have said to date and decide whether it's worth us remaining as friends."

In a telephone interview, Mr Trump called Sir Richard's response, "very conciliatory". But he had one last point to make.

"I hope he wasn't so conciliatory only because of his ratings," Mr Trump said.

Donald's casino business files for bankruptcy

BANKRUPTCIES
Reuters in Philadelphia

Donald Trump's casino operations have filed for bankruptcy in a long-expected move that would allow the real-estate maverick to restructure the company's debt and overhaul its ageing casinos.

Mr Trump, the developer who flaunts his brusque business style on *The Apprentice* reality television show, last month clinched a restructuring pact with bondholders that will cut his stake in the firm but preserve his role as chairman and chief executive.

Under the voluntary bankruptcy filing, Trump Atlantic City Associates, which is 99 per cent owned by Trump Hotels & Casino Resorts, listed US$1.3 billion in debt and US$1.5 million in assets.

The filing marks the second bankruptcy for Mr Trump's casino empire.

Mr Trump's major casinos in New Jersey – Trump Taj Mahal, Trump Plaza Hotel and Casino and Trump Marina Hotel Casino – have suffered from competition from the Borgata Hotel Casino & Spa, which opened last year.

The Chapter 11 bankruptcy case was filed with the US Bankruptcy Court for the District of New Jersey.

In 1992, Mr Trump's Atlantic City casinos filed for Chapter 11 bankruptcy after buckling under the weight of US$1 billion in debt. He later regained control of those properties.

Bear Stearns, Bank of New York, JP Morgan Chase and Goldman Sachs are among the largest creditors, according to the bankruptcy filing. These and other bondholders held stakes in first mortgage notes due in 2006, according to the filing.

The restructuring plan forged last month calls for the bondholders to own about two-thirds of the company. Mr Trump's stake would shrink to about 27 per cent from 56 per cent.

Morgan Stanley agreed to provide a US$500 million line of credit, which will be used to renovate and upgrade the casinos and push into new markets. Bear Bank committed to US$100 million in interim financing.

The company also owns a riverboat casino in Indiana, called the Trump Casino Hotel, and manages a casino in California owned by Native Americans. It has said it aims to break into new markets.

NOTICE TO THE TRADE
Asia Australia Discussion Agreement
Revised Bunker Surcharge in the China and Hong Kong to Australia Trade

Reflecting recent increases in the price of oil at Hong Kong and South Korea, the member lines of AADA wish to advise that in accordance with the established review procedures, the Bunker Surcharge level for shipments from China and Hong Kong to ports in Australia is to be adjusted to US$175 per TEU and US$350 per FEU for dry and refrigerated containers with effect from 3rd December, 2004.

Customers requiring further information concerning the Bunker Surcharge are advised to contact the member lines.

AADA members have adopted voluntary policy guidelines and have reached a non-binding consensus on the above arrangement.

AADA members are:

ANL Container Line	China Shipping Container Line (HK)
COSCO Container Line	Far Eastern Shipping Co (FESCO)
Hamburg Sud (HSDG)	Hanjin Shipping
Hyundai Merchant Marine	Kawasaki Kisen Kaisha ("K Line")
Maersk Sealand	Mediterranean Shipping Co. (MSC)
Mitsui O.S.K. Line (MOL Line)	Nippon Yusen Kaisha (NYK Line)
Orient Overseas Container Line (OOCL)	P & O Swire Containers
Zim Israel Navigation Co. (ZIM Line)	

Dated at Hong Kong, 18th November, 2004

Lenders achieve bad-loan targets

BANKING
Reuters in Tokyo

Two of Japan's biggest banks, Mizuho Financial Group and Sumitomo Mitsui Financial Group (SMFG), said yesterday they had put their bad-loan troubles behind them, although both booked lower profits for the first half.

Big banks, languishing on life support just two years ago, have recovered, thanks to Japan's economic upswing and efforts to clear years of accumulated bad debt.

But profitability remains a problem as lenders struggle to cut their reliance on low-yielding corporate loans. Core operating profits fell at Mizuho, Japan's biggest bank with more than US$1 trillion in assets, and No 3 SMFG's core bank unit.

Mizuho posted a first-half group net profit of 233.9 billion yen ($17.6 billion), better than it had expected but down 8.4 per cent from a year before.

SMFG said first-half group net profit fell 63 per cent from a year earlier to 53.4 billion yen.

Both lenders have now cleared a government target for big banks to cut bad loans to half their 2002 levels, or less than 5 per cent of all lending, by March next year.

Mizuho said bad loans fell to 2.22 trillion yen, or 3.14 per cent of all lending, from 3.19 trillion yen, or 4.4 per cent, at the end of March. It said it expected to cut its bad-loan ratio to less than 3 per cent by the end of this business year.

SMFG said bad loans fell to 2.48 trillion yen, or 4.4 per cent of its total lendings, down from 2.81 trillion yen, or 5 per cent, at the end of March. It said it expected its bad loans to fall to less than two trillion yen by the end of March next year.

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Extraordinary General Meeting held on 22 November, 2004 – Poll Results

The Board is pleased to announce that the Resolution proposed at the EGM on 22 November, 2004 was duly passed by the Shareholders by way of poll.

Reference is made to the circular (the "Circular") to the Shareholders of Tsim Sha Tsui Properties Limited dated 5 November 2004. Unless otherwise defined herein, all capitalized terms shall have the same meaning as ascribed thereto in the Circular.

At the EGM held at The Imperial Rooms, Mezzanine Floor, Towers Wing, The Royal Pacific Hotel and Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon on 22 November, 2004, a poll was demanded by the Chairman for voting on the proposed resolution as set out in the Notice of EGM dated 5 November, 2004 (the "Resolution") contained in the Circular.

As at the date of the EGM, the number of Shares in issue were 1,374,992,172 Shares, which were the total number of Shares entitling the Shareholders to attend and vote on the Resolution. There was no restriction on any Shareholders casting votes on the Resolution at the EGM.

The Resolution, the voting of which was taken by a poll, was duly approved by the Shareholders. Friendly Registrars Limited, the Company's share registrars, acted as scrutineers for the vote-taking. The poll results are as follows:

	SUMMARY OF RESOLUTION	No. of Votes (%)	
		For	Against
1	To approve the deemed disposal of interests in Sino Land Company Limited ("Sino Land") upon the conversion of the convertible bonds in an aggregate principal amount of up to HK$2.5 billion to be issued by Sino Land's wholly owned subsidiary, Getsmart Finance Limited ("Getsmart") pursuant to the Subscription Agreement dated 19 October, 2004 entered into between Sino Land, Getsmart and J.P. Morgan Securities Ltd. and to authorise the Directors to do such acts as necessary to give effect to the transactions contemplated under the Subscription Agreement.	1,211,998,905 (100%)	0 (0%)

The Ng Family has voted in favour of the Resolution according to their undertaking as disclosed in the Circular. As more than 50% of the votes were cast in favour of the Resolution, the Resolution was duly passed as an ordinary resolution.

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong and Mr. Raymond Tong Kwok Tung and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman.

For and on behalf of
Tsim Sha Tsui Properties Limited
Robert NG Chee Siong
Chairman

Hong Kong, 22 November, 2004

TTI
Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of Techtronic Industries Company Limited (the "Company") will be held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on 3rd January 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without amendment(s), the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT the terms of, and the transactions contemplated under, a conditional stock purchase agreement, dated 28th August 2004, entered into between Atlas Copco AB, Atlas Copco North America Inc. and Atlas Copco Holding GmbH, all as sellers and the Company, Ryobi Technologies GmbH and Techtronic Industries North America, Inc. all as purchasers (the *"Stock Purchase Agreement"*) (a copy of which has been produced to the Meeting, and marked "A" and initialled by the chairman of the Meeting for the purpose of identification) and all other transactions contemplated therein and all other agreements ancillary thereto, be and are hereby confirmed and approved and any director of the Company, as directed by the board of directors of the Company, be and is hereby authorised to execute all such documents and to do all such acts, matters and things as he may in his sole discretion consider necessary or desirable on behalf of the Company for the purpose of or in connection with the Stock Purchase Agreement or the transaction contemplated therein."

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong, 23rd November 2004

Registered office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

Notes:

1. A form of proxy for use at the Meeting is enclosed herewith.
2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation, either executed under its common seal or under the hand of any officer, attorney or other person duly authorised to sign the same.
3. Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.
4. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not later than 48 hours before the time appointed for holding the Meeting or any adjournment thereof (as the case may be).
5. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should they so wish, and in such event, the form of proxy shall be deemed to be revoked.
6. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders is present at the Meeting in person or by proxy, the joint holder whose name stands first in the register of members of the Company, in respect of such shares, shall alone be entitled to vote in respect thereof.

As at the date of this notice, the board of directors of the Company comprises five executive Directors, namely, Mr Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr Roy Chi Ping Chung (Managing Director), Mr Kin Wah Chan, Mr Chi Chung Chan and Dr Akio Urakami, one non-executive Director, namely, Mr Vincent Ting Kau Cheung and three independent non-executive Directors, namely, Mr Joel Arthur Schleicher, Mr Christopher Patrick Langley and Mr Manfred Kuhlmann.

Shenzhen A Shares

Company Name	High	Low	Close	Change	Volume
Lan Bao Info	2.88	2.61	2.62	-0.28	4924395
Langchao Info	8.50	8.30	8.35	-0.05	377679
Languang Tech	6.15	5.85	5.86	-0.24	107300
Lanzhou Huanghe	4.09	3.93	3.97	-0.11	407600
Leading Tech	7.70	7.20	7.28	-0.29	236330
Liaohe Jinma	7.16	7.03	7.03	-0.06	737870
Liaohetongda	5.17	5.05	5.12	-	548026
Liaoning Int					
Lijiang Tourism	11.65	11.35	11.42	-0.02	315028
Little Swan	4.43	4.23	4.35	0.04	121710
Longdi	1.75	1.64	1.72	-0.01	2906022
Longping Hi-Tech	11.05	10.80	10.89	0.01	125426
Luneng Taishan	3.51	3.39	3.44	0.03	9904383
Luthai Textile	9.80	9.11	9.58	-0.17	1588780
Lutianhua	6.94	6.82	6.87	-0.01	1589440
Luxi Chemical	5.39	5.28	5.36	0.05	188688
Macat Optics	2.96	2.83	2.84	-0.10	545900
Maoming Shihua	8.66	8.58	8.60	-0.03	140100
Meili Paper	6.68	6.43	6.46	-0.23	201200
Midea Electric	7.49	7.06	7.31	-0.03	2162835
Mindong Electric	3.28	3.18	3.22	-0.02	777998
Minfeng P&C	2.33	2.24	2.25	0.03	8746655
Minsheng Gas	7.14	6.51	6.96	0.46	4297936
Mould & Plastic	-				
Nafine Chemical	3.51	3.40	3.45	-	722348
Nanfang Motor	2.80	2.60	2.65	-0.12	841915
Nanjing Zhongbei	3.49	3.28	3.29	-0.14	941813
Nan-Ning Sugar	8.49	8.10	8.39	0.15	1000602
Nantian Info	7.00	6.68	6.75	-0.16	138537
Neptunus Bioeng	4.70	4.56	4.57	-0.06	380563
New Hope Agribus	6.03	5.92	5.92	-0.05	336273
New Material	4.21	4.10	4.11	-0.05	377100
Newland Computer	11.47	11.22	11.38	0.17	585312
Ningbo Yak Tech	7.60	7.33	7.38	-0.15	318584
Norinco Inter	5.53	5.38	5.40	-0.06	77436
Nw Yongxin Chem	3.75	3.60	3.61	-0.07	198000
Orient Tantalum	7.72	7.32	7.37	-0.29	1135167
Panzhihua Steel	5.50	5.43	5.45	0.02	2104416
Pasture Xingfa	4.65	4.25	4.45	0.04	2662379
Powerise Tech	7.06	6.80	6.83	-0.12	1418850
Public Utilities	4.23	4.09	4.10	-0.09	328900
Qianjiang Motor	3.72	3.57	3.70	0.06	844757
Qinchuan Dev	4.73	4.60	4.61	-0.02	306201
Qingdao Apeloa	5.29	4.95	5.24	0.21	764021
Qinghai Gelatin	3.78	3.56	3.60	-0.14	475559
Qinghai Potash	8.65	8.36	8.57	0.17	2142880
Resources Jinhua	4.06	3.90	3.92	-0.12	228800
Ruyi Group	12.20	12.03	12.13	0.05	60100
Sanjiu Biopharm	5.00	4.41	4.92	0.02	749812
Sanjiu Medical	3.97	3.70	3.76	-0.13	2417189
Sanmao Ind	8.08	7.93	8.01	0.06	451600
Sanmu Group	8.71	8.64	8.68	-	98200
Science City	3.73	3.60	3.69	-	615540
Sdg Information	6.19	5.84	5.88	-0.28	492900
Sdic Resources	4.72	4.52	4.60	-0.09	1799680
Seg Dasheng	3.49	3.34	3.38	-0.33	992652
Seg Samsung	8.55	8.09	8.48	0.30	6379000
Septwolves Ind	9.20	8.86	9.20	0.16	275100
Sgis Songshan	7.52	7.38	7.38	-0.04	2222713
Shahe Industry	5.70	5.55	5.61	-	138400
Shanda Huate	4.12	3.85	3.91	-0.17	405582
Shandong Haihua	7.65	7.35	7.52	0.04	693800
Shandong Hailong	4.45	4.15	4.37	0.12	943945
Shandong Juli	3.00	2.85	2.87	-0.12	378864
Shandong Weida	8.53	8.30	8.30	-0.10	350300
Shandong Xinhua	4.35	4.17	4.17	-0.15	147906
Shangfeng Ind	4.64	4.22	4.39	-0.24	241099
Shanhuan Ind	3.51	3.33	3.37	-0.09	232900
Shantui Constr	3.29	3.20	3.21	-0.04	1244229
Shanxi Jinye	5.09	4.93	4.98	-0.06	333224
Shanxi Sanwei	4.65	4.50	4.61	0.09	284890
Shaoneng	5.68	5.60	5.60	-0.02	319700
Shengli	3.24	3.13	3.14	-0.06	224050
Shengli Daming	5.11	4.98	5.00	-0.06	1175920
Shenhuo Company	14.79	14.40	14.70	-0.08	1024070
Shenxin Taifeng	3.71	3.45	3.46	-0.21	1006942
Shenyang Chem	4.56	4.45	4.46	-0.10	732040
Shenyang Machine	6.59	6.06	6.24	-0.27	1301581
Shenzhen Agricul	3.78	3.71	3.72	-0.01	2574980
Shenzhen Airport	8.85	8.35	8.50	-0.06	1010644
Shenzhen Energy	8.18	7.78	7.86	0.10	1986631
Shenzhen Huaxin	4.59	4.40	4.44	-0.13	499200
Shenzhen Kaifa	9.62	9.30	9.34	-0.10	543900
Shenzhen Kondarl	2.42	2.32	2.35	-0.03	177884
Shenzhen Seg	5.63	5.47	5.48	-0.02	170036
Shenzhen Tellus	3.54	3.33	3.39	-0.11	111300
Shenzhen Textile	7.22	7.01	7.20	0.04	96700
Shenzhen Tonge	5.95	5.87	5.87	-0.06	152350
Shenzhen Zhenye	4.20	4.11	4.13	-	256425
Shijiazhuang Pet	3.04	2.96	2.97	-0.07	542200
Shuanghuan Tech	3.10	3.01	3.07	-0.02	5551736
Shuanghui Dev	12.45	12.25	12.42	0.07	393800
Shunxin Agricul	5.35	5.25	5.27	-0.05	304900
Sichuan Chemical	4.45	4.35	4.40	-0.01	417996
Sichuan Hushan	3.88	3.72	3.72	-0.20	277100
Sichuan Meifeng	10.81	10.59	10.77	0.01	460059
Sichuan Shuangma	3.03	2.92	2.93	0.01	313011
Sichuan Sofcra	4.39	4.31	4.35	0.03	227000
Sihuan Pharma	6.80	6.61	6.65	-0.10	48500
Siyuan Electric	24.83	24.00	24.50	0.49	499366
Si Pharm	13.08	12.80	12.95	0.05	96309
Softto	10.31	10.18	10.29	0.04	346665
South Huiton	7.30	6.95	6.95	-0.77	8709586
Southern Bldg	4.95	4.72	4.78	-0.08	1070748
Southwest Pharm	4.40	4.26	4.28	-0.12	130306
Soyea Technology	6.18	5.91	5.97	-0.10	178400
Space Appliance	19.30	18.24	18.29	-0.11	1494570
St Edenweiss	5.30	5.20	5.23	-0.04	93700
Star High Tech	18.53	18.45	18.50	-	165800
Stone Hi-Tech	-				
Sunfield S&Tech	2.12	2.06	2.11	0.09	5297137
Suning Appliance	46.48	45.52	46.20	0.68	401304
Sunrise Hold	1.55	1.50	1.51	-0.04	378800
Super Shine	7.11	6.63	6.74	-0.27	5008799
Supor Cookware	9.88	9.76	9.84	0.04	158300
Sz Bao Heng	7.36	7.19	7.23	-0.01	1532800
Sz Baoan Enter	3.52	3.42	3.43	-0.07	1172342
Sz Capstone	8.88	8.72	8.73	-0.08	70527
Sz Ch Bicycles	-				
Sz Changcheng	5.40	5.20	5.23	-0.07	75400
Sz Dev Ban	6.66	6.58	6.59	0.01	1752143
Sz Hong Kai	2.92	2.86	2.88	-	603700
Sz Huafa	3.18	2.99	2.99	-0.16	1031959
Sz Huaqiang	6.68	6.17	6.24	-0.39	702028
Sz Intl Enter	5.59	5.35	5.36	-0.14	263254
Sz Konka	5.50	5.38	5.40	-0.04	566619
Sz Microelectron	8.96	8.60	8.63	-0.16	1366362
Sz Nanguang	8.66	8.38	8.43	-0.07	293234
Sz Nanshan Power	12.44	11.80	11.87	-0.57	325900
Sz Properties	4.01	3.80	3.80	-0.11	310539
Sz Sed Ind	7.29	6.89	6.93	-0.29	514273
Sz Sez Real Est	5.85	5.63	5.67	-0.09	470101
Sz Shenbao	5.76	5.49	5.56	-0.03	60799
Sz Universe	5.06	4.85	4.89	-0.14	180100
Sz Worldsun	5.59	5.44	5.50	-	103400
T&B Intermediary	9.22	8.91	8.92	-0.16	1569175
Taigang Stainles	4.66	4.54	4.55	-0.07	2025757
Tangshan Ceramic	3.24	2.95	2.98	-0.25	627840
Tangshan Steel	4.15	4.09	4.12	0.01	746227
Tcl Corporation	3.71	3.60	3.61	-0.12	7095014
Tianfa Petroleum	4.07	3.81	3.85	-0.17	1150679
Tianjin Cement	3.65	3.51	3.54	-0.06	83569
Tianjin Teda	4.30	4.23	4.27	0.04	114600
Tianlun	4.82	4.66	4.67	-0.10	99169
Tianshan Cement	3.87	3.53	3.57	-0.25	1180243
Tianshan Woollen	3.75	3.36	3.36	-0.37	1892706
Tianxing Instrum	2.73	2.62	2.63	-0.05	101500
Tianyi S&T	4.57	4.37	4.40	-0.05	2224367
Tianyu Electric	8.78	8.17	8.56	0.19	251000
Tibet Galaxy	6.01	5.82	6.00	0.11	1304500
Tibet Mineral	5.43	5.28	5.39	0.09	232500
Time Technology	4.46	4.25	4.25	-0.13	163401
Tongcheng Hold	4.63	4.48	4.57	-0.03	146600
Tongdu Copper	5.45	5.33	5.33	-0.10	909100
Tonghua Jinma	1.48	1.45	1.45	-0.02	1152700
Tsinghua Unisple	15.50	14.80	15.02	0.22	3087118
Tungsten Hi Tech	4.65	4.52	4.53	-0.05	163150
Union Develop	-				
Unionfriend Netw	10.45	10.21	10.23	-0.01	412200
Valin Tube&Wire	4.28	4.21	4.22	-0.02	548600
Vantage Gas	8.22	8.05	8.06	-0.05	117696
Victor On Text-A	6.59	6.40	6.41	-0.09	52668
Welda Medical	4.01	3.82	3.89	-0.05	143421
Well Medicine	8.87	8.70	8.72	-0.03	149440
Wuhan Center	5.33	5.06	5.13	-0.13	416666
Wuhan Petroleum	9.49	9.16	9.48	-0.03	122300
Wuhan Plastics	4.04	3.85	3.86	-0.07	144390
Wuhan Zhongnan	4.06	3.81	3.85	-0.03	3729034
Wujiang Silk	3.77	3.63	3.63	-0.12	309669
Wuzhong Instr	2.61	2.61	2.61	-0.29	635000
Xiake Color Spin	10.84	10.58	10.66	-0.04	76856
Xiamen Port	6.97	6.85	6.93	-	117700
Xiamen Xinde	7.79	7.33	7.36	-0.37	936120
Xian Aircraft	4.43	4.35	4.38	-	319675
Xian Food	4.00	3.80	3.83	-0.13	609498
Xian Tourism	5.05	4.81	4.94	-0.06	233290
Xiandai Invest	9.00	8.71	8.94	0.16	805500
Xiangyang Bearin	3.41	3.32	3.35	-0.02	751429
Xianyangpianzhua	5.45	5.16	5.20	-0.20	371760
Xinhui Meida	4.55	4.43	4.51	0.06	433297
Xinjiang Chalkis	7.75	7.55	7.74	0.14	75100
Xinjiang Huitong	3.83	3.58	3.61	-0.15	383044
Xinlong Nonwoven	4.04	3.94	3.96	-0.02	123530
Xinxiang Chem	4.65	4.53	4.63	0.09	833880
Xinxing Ductile	7.99	7.84	7.85	-0.09	558874
Xishan Coal	15.25	14.65	14.87	-0.13	1790462
Xj Electric	8.73	8.60	8.65	0.05	211962
Xuanhua Const	4.55	4.22	4.26	-0.23	1036009
Xuzhou Eng Tech	4.92	4.79	4.81	-0.06	444380
Yahua Seeds	3.70	3.56	3.57	-0.05	506191
Yanbian Road	3.23	3.11	3.18	0.08	1031500
Yangzi Petrochem	11.00	10.82	10.83	-0.09	1455594
Yanhua High-Tech	6.49	6.37	6.47	-0.02	75677
Yanjing Brewery	12.14	11.75	11.88	0.10	259535
Yantai Moon	5.15	5.04	5.04	-0.08	263300
Yantian Port	12.25	12.00	12.17	0.26	3668878
Yibin Wuliangye	6.77	6.70	6.70	0.01	3165179
Yinglite Chem	9.49	9.33	9.45	0.12	334550
Yingte Group	5.25	5.17	5.20	-0.03	23401
Yinhe Hi-Tech	6.53	6.40	6.41	-0.08	388473
Yongan Forestry	4.20	4.13	4.19	0.02	93141
Yorkpoint S&T	8.54	8.30	8.40	0.08	120800
Yuanxing Soda	2.59	2.45	2.48	-0.09	526900
Yueyang Hengli	2.85	2.78	2.78	-0.31	679676
Yueyangxingchang	6.51	6.31	6.35	-0.13	170400
Yuneng Holding	4.03	3.80	3.80	-0.13	2217002
Yunnan Aluminium	3.85	3.80	3.81	-0.01	351104
Yunnan Copper	4.24	4.18	4.18	-0.02	503906
Yunnan Tin	6.47	6.37	6.39	-0.04	1452119
Yunnei Power	5.40	5.28	5.28	-0.10	197319
Zhangjiajie	4.23	4.13	4.15	0.01	469610
Zhangze Electric	5.84	5.68	5.79	0.01	1342580
Zhangzhou Devel	3.68	3.53	3.56	-0.07	299400
Zhejiang Highne	10.40	10.00	10.10	-	94700
Zhejiang Kan	18.45	17.30	17.80	0.25	206340
Zhejiang Mizuda	12.13	11.90	11.93	-0.07	117820
Zhejiang Nhu	13.55	13.27	13.31	-0.22	193248
Zhejiang Weixing	11.24	10.85	10.94	-0.20	324300
Zhejiang Xinfu	23.05	22.52	22.88	-	259557
Zhejiangzhenyuan	4.05	3.90	3.93	-0.06	298414
Zhenghong Tech	3.74	3.61	3.62	-0.05	430900
Zhenhua (Group)	5.43	5.25	5.27	-0.06	628324
Zhong Tong Bus	3.29	3.11	3.12	-0.11	312005
Zhongjin Lingnan	6.10	5.90	6.06	0.10	462900
Zhongke Sanhuan	6.32	6.10	6.29	0.16	2092427
Zhonglian Tech	7.65	7.20	7.27	-0.33	1962697
Zhongxing Teleco	27.15	26.10	26.69	-0.06	1597140
Zhongyuan Petrol	8.20	7.90	7.92	-0.04	1679070
Zhuhai Zhongfu	4.68	4.51	4.54	-0.11	614945
Zj Transfar	11.72	11.52	11.64	-	121365
Zoje Sewing	8.79	8.60	8.79	0.07	360588
Zongshen Impetus	8.05	7.88	8.00	0.04	499140

Shenzhen B Shares

Company Name	High	Low	Close	Change	Volume
Accord Pharma-B	2.69	2.60	2.62	-0.11	72000
Baoshi-B	2.00	1.85	1.88	-0.10	130600
Benelux Ent-B	3.40	3.15	3.17	-0.26	53101
Bengang Steel-B	2.98	2.85	2.87	-0.10	1704732
Boe Technology-B	2.63	2.35	2.35	-0.26	7066200
Changan Auto-B	3.85	3.46	3.55	-0.29	2753300
Changchai-B	2.03	1.89	1.93	-0.11	427800
Changyu-B	7.84	7.61	7.65	-0.04	95700
Chenming Paper-B	5.46	4.91	4.94	-0.51	4084400
China Bicycles-B	-				
China Merchant-B	5.47	5.30	5.36	-0.13	154900
China Vanke-B	4.50	4.37	4.42	-0.05	249650
Chiwan Base-B	7.10	6.39	6.56	-0.39	836980
Chiwan Wharf-B	15.70	15.31	15.52	-0.27	378400
Chongqing Jian-B	1.89	1.77	1.79	-0.07	233500
Csg Holding-B	4.92	4.65	4.71	-0.20	711842
Dadonghai-B	0.76	0.72	0.72	-0.04	231200
Dalian Refrig-B	2.86	2.75	2.77	-0.09	201060
Dixian Textile-B	2.69	2.49	2.50	-0.16	622300
Fangda-B	3.23	3.06	3.09	-0.09	345640
Fiyta Hold-B	2.36	2.27	2.27	-0.11	88500
Foshan Huaxin-B	2.87	2.71	2.77	-0.11	314500
Foshan Light-B	9.04	8.89	8.89	-0.13	219200
Great Ocean-B	0.48	0.48	0.48	-0.03	1029800
Guangdong Powe-B	3.88	3.45	3.49	-0.34	5581500
Guangdong Prov-B	2.93	2.83	2.85	-0.03	406350
Gujing Distile-B	2.88	2.79	2.80	-0.08	32200
Hangzhou Steam-B	9.02	8.30	8.55	-0.40	1207647
Hubei Sanonda-B	2.06	1.91	1.95	-0.10	219790
Intl Container-B	15.60	14.00	14.30	-1.25	3082340
Jiangling Moto-B	3.03	2.88	2.89	-0.13	332896
Little Swan-B	2.20	2.11	2.15	-0.04	156400
Livzon Pharm-B	4.15	3.98	4.05	-0.06	264800
Luthai Textile-B	6.12	5.80	5.82	-0.26	613330
Meiling Co-B	1.95	1.80	1.80	-0.16	516400
Nanjing Putian-B	2.66	2.51	2.52	-0.12	164500
Nanshan Power-B	7.92	7.60	7.77	-0.13	675395
Pearl River-B	0.96	0.93	0.93	-0.05	250600
Rieys-B	2.04	1.93	1.97	-0.08	416360
Sez Real Estat-B	2.13	2.00	2.13	0.03	136376
Shandong Air-B	3.34	3.13	3.16	-0.15	501624
Shenbao Ind-B	2.85	2.65	2.82	-0.07	40200
Shenzhen Seg-B	2.34	2.20	2.21	-0.10	395400
Shenzhen Texti-B	3.13	3.05	3.07	-0.12	101300
Shzh Tellus-B	1.88	1.81	1.85	-0.02	51051
Sunrise Hold-B	0.81	0.78	0.78	-0.04	317810
Sz Huafa-B	1.48	1.40	1.40	-0.07	134800
Sz Intl Enter-B	2.16	2.05	2.07	-0.09	97303
Sz Konka-B	3.81	3.58	3.61	-0.17	356003
Sz Properties-B	2.05	1.96	2.00	-0.03	152400
Tsann Kuen-B	1.63	1.42	1.42	-0.16	1636900
Victor On Text-B	2.57	2.41	2.49	-0.13	29200
Wafandian-B	3.17	3.06	3.06	-0.14	145230
Weifu-B	6.70	6.50	6.51	-0.07	245200
Wuhan Boiler-B	3.38	3.08	3.11	-0.26	903190
Zhonglu-B	1.21	1.17	1.17	-0.06	464000

TAIWAN STOCKS

Company Name	High	Low	Close	Change	Volume
1St Copper Tech	13.50	12.70	13.15	-0.50	12427
A.G.V. Products	8.10	7.90	7.95	-0.05	5297
A.S.E.	24.10	23.50	24.00	0.40	21959
Aaeon Tech	29.60	29.00	29.00	-0.50	80
Ability Enter	16.50	16.30	16.30	-	1897
Abit Computer	3.46	3.46	3.46	-0.25	135
Abn-Amro Gh Fund	7.00	6.85	7.00	0.15	44
Abocom Systems	8.00	7.75	8.00	0.20	891
Acceptance	30.30	30.00	30.10	-	294
Accton	16.00	15.40	15.80	0.30	7566
Acelon Chem Fibr	7.90	7.80	7.90	-	186
Acer	53.00	52.00	52.50	0.50	6963
Achem	9.15	9.00	9.10	0.05	1280
Action Eltr	23.10	22.80	22.90	-	947
Advancetek	12.70	12.35	12.65	0.05	304
Advantech	78.00	76.00	77.00	-	833
Advantech Cb1	168.00	168.00	168.00	4.00	1
Ahoku Eltr	16.80	16.50	16.70	-0.10	56
Ali	20.90	20.30	20.60	-	3356
Allis Electric	7.35	7.20	7.35	-	242
Ambassador Hotel	19.60	18.90	19.60	0.70	5221
Ampoc Far-East	12.95	12.65	12.95	0.05	241
Amtran Tech	15.30	14.35	15.30	0.95	11421
Anderson	8.90	8.75	8.85	0.05	212
Aoc	23.80	23.10	23.50	-0.50	564
Aopen	11.90	11.55	11.80	0.25	676
Apex	5.75	5.50	5.60	-0.15	195
Apex Biotech	25.40	24.30	24.60	0.70	2428
Ares Int'L	12.75	12.30	12.50	0.10	160
Arima	9.05	8.85	9.00	0.10	3009
Arima Communicat	19.60	18.20	19.60	1.10	1168
Ase Test	3.06	3.02	3.05	-	1583
Asia Cement	22.50	22.10	22.40	-	8561
Asia Optical	177.00	175.00	177.00	1.00	748
Asia Polymer Cor	18.90	18.20	18.60	0.10	2071
Askey	19.60	19.30	19.50	0.30	9201
Assoc Ind China	4.35	4.19	4.33	-0.17	716
Asustek	85.50	84.00	84.50	-	7978
Au Optronics	46.10	45.60	45.90	0.20	47278
Audix	26.10	25.60	26.00	0.10	231
Aurora Corp	18.70	18.30	18.30	-0.40	168
Aurora Sys	14.80	14.60	14.60	-0.15	94
Avc	27.00	26.10	26.40	0.10	3508
Avermedia Tech	29.60	28.90	29.30	-	1720
Avision	18.50	18.20	18.40	-	624
Awea Mech	44.10	43.30	44.00	-	496
Basso Indu	70.00	69.00	70.00	1.00	429
Benq	36.50	35.60	36.50	0.70	13987
Bes Eng Corp	6.70	6.40	6.55	-0.10	31925
Billion	15.40	15.20	15.40	-	125
Billionton	18.50	18.20	18.20	-	131
Biostar	11.10	10.70	10.80	0.15	1981
Bk Of Kaohsiung	25.40	25.00	25.30	0.20	1467
Bright Led	32.30	31.90	32.30	0.30	103
Btc	7.85	7.40	7.85	0.35	2765
C Sun Mfg	19.30	18.90	18.90	-	3181
C.P.T.	14.40	14.25	14.40	0.15	40930
Carnival	6.00	5.80	5.90	-0.05	1395
Carry	9.30	9.10	9.30	0.20	81
Catcher Tech	104.50	103.00	104.50	1.00	314
Cathay Chemical	12.30	11.80	12.10	0.10	2592
Cathay Fin Hldg	65.50	64.00	65.00	1.00	30417
Cathay Red	19.90	19.30	19.60	-0.30	4283
Central Ins	12.15	11.50	12.15	0.75	5132
Central Reins	13.90	13.30	13.65	0.45	5845
Chain Qui Devl	9.65	9.35	9.35	-0.25	452
Chaintech	5.10	4.95	5.00	0.07	788
Champion	8.60	8.05	8.50	0.30	7641
Chang Hwa Bank	22.10	21.50	22.00	0.70	138264
Chang Hwa Pr A	-				
Chang Type	13.95	13.70	13.95	-	15
Chant World	4.53	4.35	4.53	0.29	323
Charoen Pokphand	7.15	7.00	7.10	0.05	739
Cheng Loong	12.90	12.60	12.90	0.25	13846
Cheng Shin Rub	40.60	40.20	40.50	0.10	1074
Cheng Uei	66.00	65.00	66.00	-	1364
Chenming Mold	13.80	13.60	13.80	0.10	186
Chi Mei Opto	42.80	42.10	42.80	0.70	28790
Chia Her Indus	3.70	3.61	3.66	-	879
Chia Hsin Cement	15.50	15.20	15.50	0.10	2484
Chia Hsin F&Sf	4.48	4.28	4.40	0.06	2585
Chia I Industri	11.80	11.25	11.55	-0.40	5212
Chia Ta World	11.85	11.30	11.55	-0.35	391
Chicony Eltn	32.40	32.20	32.30	-	464
Chien Shing Ssc	16.00	15.30	15.50	-0.90	9415
Chien Tai Cement	0.70	0.67	0.70	0.04	2794
Chih Lien Ind	7.05	6.70	6.85	-0.25	2698
Chilisin Ele Cb1	-				
Chilisin Elec	12.90	12.75	12.85	0.05	74
Chin Poon Ind	19.40	19.10	19.20	-	674
China Air Lines	18.20	18.00	18.10	0.10	3882
China Bills	11.30	11.10	11.20	0.15	22481
China Chem&Pharm	14.80	14.35	14.65	-0.05	7663
China Container	12.00	11.65	11.70	-0.30	522
China Dvlp Fin H	15.40	15.00	15.30	0.20	53303
China Dvlp Pr A	17.00	17.00	17.00	-	2
China Ecotek	9.05	9.00	9.05	0.05	74
China Electric	9.60	9.40	9.55	-	533
China General	15.30	14.90	15.30	0.35	6924
China Glaze	8.30	7.95	8.20	0.10	1486
China Hi-Ment	23.00	21.90	23.00	0.80	764
China Life	21.80	21.40	21.60	0.30	57537
China Manmade	17.60	17.10	17.50	0.30	15328
China Metal	39.00	38.40	38.80	-0.20	1455
China Motor	40.40	39.80	40.10	0.20	3784
China Petrochem	7.40	7.20	7.35	-	29267
China Rebar	3.97	3.70	3.95	0.16	3920
China Steel	36.10	34.90	35.80	-0.60	101571
China Steel Chem	49.60	48.90	49.30	-0.20	540
China Steel Strc	17.30	16.50	16.80	-0.50	776
China Steel-Pfd	36.10	35.30	35.50	-0.80	95
China Tv	11.55	11.30	11.45	-	739
China United T&I	-				
China Wire&Cabl	6.50	6.25	6.40	-	507
Chinatrust Fhc	38.00	37.60	37.90	0.40	8430
Chinatrust Pr A	-				
Chinese Maritime	18.20	17.20	17.90	-0.20	3741
Ching Feng	15.70	15.60	15.70	-	129
Choice Litho	5.55	5.45	5.50	-0.05	167
Chong Hong Const	45.80	44.70	45.60	-0.30	1160
Chong Hsim	0.27	0.25	0.27	-	136
Chroma	26.90	25.40	26.90	1.10	949
Chun Yu Works	12.70	12.05	12.45	-0.35	2792
Chun Yuan Steel	22.50	21.40	22.20	-0.80	7506
Chung Fu	6.25	6.05	6.25	-	175
Chung Hung Steel	22.00	21.10	21.50	-1.10	87607
Chung Hwa Chem	11.80	11.60	11.70	-	19
Chung Hwa Pulp	16.80	16.30	16.70	-	7033
Chung Shing Text	0.78	0.75	0.78	-	93
Chung-Hsin	15.00	14.80	14.90	-0.10	3136
Chunghwa Telecom	63.00	62.50	62.50	-0.50	5771
Chyang Sheng	7.90	7.60	7.85	-0.05	1632
Cis Technology	7.10	6.90	6.95	-0.05	123
Clevo	11.00	10.75	10.90	0.05	1092
Cmc Magnetics Cp	16.50	16.10	16.40	0.10	9016
Collins	10.95	10.75	10.90	0.10	613
Compal Electrncs	32.00	31.50	31.70	0.10	4895
Compeq Mftg	10.55	10.45	10.50	-	10825
Compex Intl	3.25	3.15	3.19	-0.05	528
Compucase	19.30	18.80	19.20	1.00	1934
Continental	15.70	15.40	15.60	-0.10	1912
Corner Corp	2.42	2.16	2.42	0.15	365
Cosmo Eltr	8.25	7.95	8.20	-0.05	372
Cosmos Bank	15.40	15.20	15.40	0.20	3916
Cradle Tech	-				
Crowell	0.60	0.59	0.60	0.03	935
Ctci Corp	21.00	20.20	20.20	-	3901
Cx Tech	10.45	10.35	10.45	-	42
Cybertan	21.20	20.10	21.20	1.30	5533
Cyntec	17.50	17.30	17.50	0.30	158
Da-Cin Constr	12.90	12.70	12.70	-0.15	7120
Dah San Elec	13.00	12.85	12.85	-0.15	23

Company Name	High	Low	Close	Change	Volume
Data Systems	20.00	19.10	20.00	0.70	94
De Licacy Ind	7.75	7.60	7.75	0.10	1066
Delpha Constr	6.40	5.90	6.15	-0.05	9380
Delta Elect Ind	56.00	54.00	56.00	2.00	8822
Depo Auto	105.00	101.50	105.00	3.00	782
Der Pao Constr	10.80	10.30	10.40	-0.40	9944
Dfi	15.70	15.10	15.50	0.30	208
Ding Ing Tech	2.50	2.50	2.50	-0.09	10
D-Link Corp	37.00	36.20	37.00	0.50	3344
E.Sun Fhc	26.50	26.00	26.40	0.30	16777
Eastern Asia Tec	10.70	10.55	10.70	-	56
Eclat Textile	17.40	17.10	17.30	-	98
Elan Microele	17.90	17.60	17.90	0.20	1071
E-Lead Elec	15.30	15.20	15.30	0.10	40
Elite Matl	11.05	10.75	10.90	-0.10	1949
Elitegroup Comp	21.80	20.60	21.80	1.40	17655
Enlight	7.70	7.45	7.50	-	6579
Entie Bank	11.50	11.15	11.45	0.30	4330
Epistar	39.90	39.20	39.90	0.60	1806
Esmt	73.00	71.50	72.50	1.00	4125
Et Internet Tech	16.80	15.40	16.60	-0.20	13139
Eten Info	15.70	15.50	15.70	0.20	598
Eternal	21.90	21.40	21.70	0.30	2894
Eva Airways	15.60	15.30	15.60	0.10	7340
Evergreen Intl	15.40	14.95	15.20	-	8361
Evergreen Marine	32.50	31.20	32.10	-0.40	37651
Everlight	33.30	32.50	33.30	0.50	9068
Everlight Chem	12.45	12.30	12.45	-0.10	995
Everspring Indu	7.60	7.50	7.60	0.05	307
Evertex	4.53	4.51	4.53	-0.17	2
Evertop Wire	12.10	11.90	12.05	0.10	656
Excel Cell	17.40	17.20	17.30	0.10	149
Ezplace	4.16	4.16	4.16	-0.31	524
Falcon Cycle	6.55	6.45	6.50	-	269
Far East Dept	18.30	17.90	18.20	-	12331
Far Eastern Text	25.50	24.80	25.50	0.30	29318
Faraday Tech	55.50	52.00	55.50	2.50	2879
Farcent	9.90	9.55	9.75	0.25	1032
Farmers Bank	11.70	11.15	11.60	0.50	73479
Feib	20.40	20.00	20.30	0.30	23660
Feng Hsin Iron	40.60	38.60	39.60	-1.60	11054
Feng Tay Entprse	35.30	35.20	35.20	-0.10	63
Fic Global	5.45	5.25	5.30	-0.10	1137
First Fhc	27.30	26.80	27.20	0.30	58632
First Hotel	19.80	19.10	19.70	0.70	1269
First Ins	22.80	22.20	22.40	0.60	12862
First Steamship	9.05	8.75	8.80	-0.20	2404
Forepi	20.30	20.00	20.20	-0.10	464
Formosa Oilseed	5.30	5.10	5.20	-	366
Formosa Plastics	55.00	54.00	54.50	-	9569
Formosa Union	11.65	11.55	11.65	0.15	11
Formosan Rubber	15.20	14.70	15.20	0.20	15667
Fortune Electric	9.45	9.35	9.45	0.05	307
Fortune Info	7.35	7.25	7.35	0.05	41
Foxconn Tech	69.50	68.00	69.00	1.00	2047
Fu Hsing Indu	34.60	34.20	34.60	0.60	154
Fu I Industrial	8.25	7.90	8.10	-0.05	978
Fu Sheng Ind	47.60	47.00	47.40	-	1498
Fubon	5.55	5.50	5.55	-	417
Fubon Fin Hldg	32.70	32.30	32.50	0.20	11566
Fubon Otc Sec	5.05	4.75	5.05	0.25	893
Fuhwa Fhc	17.50	17.20	17.50	0.20	10901
Fullerton Tech	25.30	25.00	25.20	0.10	426
Fwusow	6.25	6.10	6.20	0.10	986
G Formosa Regent	39.40	38.50	39.30	0.10	94
G. China Metal	21.80	21.00	21.70	0.50	453
Gem Terminal	22.90	22.70	22.80	-	120
Giant	55.00	54.50	54.50	-0.50	237
Gigabyte Tech	38.90	37.50	38.40	0.70	7655
Gigastorage	11.50	11.30	11.45	0.15	1568
Global View	14.10	14.05	14.10	0.10	32
Globe Union	37.90	36.60	37.90	1.30	440
Gold Circuit Ele	14.15	13.95	14.10	0.05	2619
Goldsun Const	9.60	9.35	9.50	-	13728
Good Will	17.20	17.10	17.20	0.10	35
Gordon Auto	19.40	19.10	19.20	-0.10	379
Grand Petrochem	14.00	13.35	14.00	0.60	4906
Grand Petro-Pr A	12.85	12.75	12.85	0.15	66
Grape King	9.45	9.25	9.35	-	735
Great Taipei Gas	12.75	12.50	12.75	0.15	543
Great Wall Ent	8.40	8.30	8.35	0.05	1238
Greatek Eltrs	29.70	28.80	29.70	0.70	5367
G-Shank Enter	20.20	19.80	20.20	0.20	145
Gtm Corp	13.00	12.25	12.55	0.15	2442
Hannstar Board	28.60	28.10	28.60	0.30	1126
Hannstar Display	10.50	10.35	10.50	0.25	39038
Hanpin	25.60	25.30	25.60	-	134
Helix Tech	6.95	6.85	6.95	-	420
Hey-Song	10.90	10.70	10.85	0.25	3711
High Tech Comp	154.00	150.00	153.00	-	836
Highwealth Const	27.20	26.10	27.20	0.50	19194
Hitron Tech	6.10	6.05	6.10	-	281
Ho Tung Holding	10.00	9.75	9.95	-0.05	3887
Hocheng	10.30	9.70	10.15	0.40	9107
Hold-Key	12.45	12.30	12.35	-0.10	1732
Holiday	23.60	23.20	23.20	-0.30	264
Holystone	41.40	40.90	41.20	-0.20	365
Hon Hai	147.00	144.50	147.00	2.50	11413
Hong Ho Precisn	5.95	5.55	5.95	0.20	719
Hong Tai Elec	10.20	10.00	10.15	0.05	1434
Hota Ind	22.10	21.00	22.10	1.00	553
Hotai Motor	65.00	62.00	65.00	2.50	1118
Hotel Garden	14.45	13.95	14.45	0.90	3467
Hsin Kao Gas	10.90	10.80	10.80	-	14
Hsinchu Intl Bk	22.60	22.00	22.30	0.40	31284
Hsing Ta Cement	10.85	10.70	10.70	-0.05	619
Hua Nan Fin	27.50	27.00	27.10	0.20	23283
Huaeng Wire&Cabl	8.70	8.55	8.70	-	1982
Huaku	38.00	37.00	37.70	-0.30	7737
Huang Hsiang	42.70	41.10	41.50	-0.90	4186
Hung Ching	6.20	5.70	5.85	-0.25	710
Hung Chou Chem	4.25	4.07	4.25	0.11	1190
Hung Poo R Est	26.90	26.30	26.50	-0.60	2815
Hung Sheng Const	17.60	17.00	17.10	-0.50	15090
Hunya	17.20	16.90	17.00	-0.10	444
Hwang Chang	12.35	11.80	12.20	0.50	3033
I.B. Taipei	25.50	24.90	25.30	0.30	8344
Ichia	47.10	45.80	47.10	1.00	2357
I-Chiun	12.00	11.70	12.00	0.15	207
Icp Elec	30.40	29.70	30.20	-	383
I-Hwa Ind	2.40	2.30	2.30	-0.11	247
Info	7.65	7.45	7.50	-0.15	253
Infodisc Tech	1.75	1.66	1.66	-0.07	3684
Infortrend	69.00	68.00	69.00	-	690
Inventec Corp	16.20	15.90	16.20	0.20	2452
I-Sheng Electric	25.90	25.30	25.40	-0.20	191
Jaung Yuann	26.30	25.20	25.90	-1.10	10989
Jean	8.50	7.90	8.50	0.30	776
Jenn Feng	40.20	37.60	40.20	2.60	2193
Ji-Haw Indu	22.40	22.00	22.00	-0.10	1754
Jui Li	10.15	10.00	10.10	0.10	959
Jung Shing Wire	12.00	11.85	11.90	-0.10	27
K Laser	19.30	18.90	19.10	0.30	170
K.S. Terminals	28.10	28.00	28.10	-	163
Kang Na Hsiung	14.95	14.65	14.70	-0.10	866
Kao Hsing Chang	16.60	15.90	16.00	-1.00	18320
Kaulin Mfg	31.40	31.10	31.20	-0.10	118
Kb	9.75	9.70	9.75	-	19
Kedge Cont	8.65	8.40	8.55	-0.05	173
Kee Tai Properti	7.90	7.65	7.80	-0.10	2132
Kenda Rubber	26.10	25.70	25.80	-0.10	867
Kian Shen	25.70	25.50	25.70	0.10	49
Kindom Constr	11.40	11.05	11.20	-0.10	4134
King Yuan Elec	21.90	21.40	21.60	-0.10	11777
King's Town	65.50	63.50	64.00	-0.50	2455
Kinpo	13.90	13.70	13.85	0.05	2538
Kobin	12.60	12.60	12.60	-0.20	3
Kolin	7.65	7.50	7.60	0.10	8041
Kpt Industries	-	-	-	-	-
Kung Long	17.50	17.30	17.50	0.20	27
Kuo Yang Constru	14.40	14.05	14.20	-0.10	1696
Kwong Fong Ind	5.10	4.92	5.00	-0.05	5545
Kye Systems	23.50	22.60	23.50	0.80	1262
Largan Precision	177.00	173.00	177.00	2.00	348
Lead Data	5.40	5.30	5.35	0.05	2152
Leadtek	18.00	17.60	17.80	-0.20	1530
Lee Chang Yung C	14.95	14.80	14.90	-	1302
Lee Chi	12.50	12.20	12.45	0.05	1139
Lelon Eltr	11.55	11.10	11.55	0.45	719
Leofoo Dvlpmt Co	16.70	15.80	16.70	1.00	29230
Les Enphants	15.30	14.95	14.95	-0.15	541
Li Shin	13.25	13.15	13.25	0.10	265
Lian Hwa	9.85	9.65	9.70	-0.05	253
Lien Chang Eltr	7.80	7.75	7.80	0.10	62
Lien Hwa Ind	13.25	12.70	13.20	0.40	5348
Lilontex	12.00	11.25	12.00	0.50	13
Lily Textile	3.70	3.61	3.61	-0.06	1023
Lin San Hao	0.57	0.52	0.55	0.01	482
Lingsen	13.85	13.40	13.85	0.35	2470
Lite-On Semi	26.70	25.80	26.50	0.40	1078
Lite-On Tech	34.00	33.40	33.90	0.30	13969
Long Bon Dev	12.95	12.50	12.95	0.40	20381
Long Cheng Paper	11.05	10.80	11.05	0.20	10300
Loop Telecom	10.20	9.70	10.20	0.40	148
Lucky Cement	9.60	9.35	9.50	0.05	2452
Lung Hwa Eltrs	9.90	9.70	9.90	-	1167
Luxe Elec	5.95	5.85	5.90	0.05	141
Luxon Eltrs	4.93	4.83	4.85	0.02	1385
Macronix	7.25	7.05	7.20	0.05	24760
Mag Tech	11.00	11.00	11.00	0.15	1
Makalot	44.00	43.80	44.00	-	138
Mao Bao	9.50	9.50	9.50	0.60	340
Marketech	41.50	41.20	41.40	-	276
Mayer Steel	25.00	24.70	25.10	-1.10	2216
Maywufa	11.00	10.55	10.85	0.30	920
Mediatek	218.00	214.00	216.00	-	1323
Medtecs Intl	15.00	15.00	15.00	0.95	390
Mega Fhc	22.00	21.50	21.90	0.40	52828
Megamedia	0.92	0.83	0.84	-0.04	68
Meiloon Ind	25.80	25.00	25.80	0.60	306
Mercuries Asst	11.70	11.45	11.60	0.10	443
Mercuries Data	10.30	10.10	10.15	-	800
Merida Industry	21.80	21.40	21.40	-0.10	2594
Merry Eltrs	77.00	75.50	76.00	-0.50	419
Microelectronics	13.60	13.35	13.50	-	2583
Microtek Cb1	-	-	-	-	-
Microtek Intl	5.10	5.00	5.05	-0.05	421
Min Aik	67.00	66.00	66.50	-	226
Mirle Auto	19.40	19.30	19.40	0.10	336
Mitac Intl Corp	17.30	17.10	17.30	0.20	7420
Mitac Tech	16.30	15.40	16.00	0.30	8425
Mobiletron	18.00	17.70	18.00	-	27
Mosel	2.57	2.40	2.50	-0.07	4549
Mosel Cb1	-	-	-	-	-
Mospec	11.00	10.75	11.00	0.05	89
Msi	23.10	21.40	23.10	1.50	22625
Mustek	48.50	47.20	47.20	-0.30	4
Mustek Systems	10.10	9.95	10.00	0.10	2676
Nafco	-	-	-	-	-
Nak Sealing Tech	43.20	42.40	42.80	0.30	311
Namchow Chem Ind	7.00	6.75	6.90	-0.05	1113
Nan Kang Tire	42.00	40.70	41.80	0.10	3293
Nan Ya Plastics	49.00	48.40	48.60	-	7199
Nantex Industry	10.90	10.70	10.80	0.05	436
Nanya Tech	26.00	25.20	25.90	0.60	51163
National Petr	23.50	23.00	23.40	0.10	2846
New Asia Const	6.10	5.85	5.90	-0.20	4206
Nien Made Ent	51.00	49.50	50.00	0.50	1158
Novatek Microele	113.00	110.00	111.00	1.50	4101
Ocean Plastics	15.10	14.80	15.00	0.15	99
Oceanic Beverage	11.70	11.50	11.70	-0.05	4
Opto Tech	5.15	5.00	5.10	0.05	4173
Opto Tech Cb-S	-	-	-	-	-
Optodisc Tech	16.20	15.90	16.00	-	476
Orient Semicon	3.46	3.37	3.38	0.01	2683
Oriental Union	35.50	35.00	35.20	-0.10	4365
Pacific Con Cb2	-	-	-	-	-
Pacific Constr	1.56	1.49	1.56	0.10	2097
Pan Intl Ind	25.10	24.30	25.00	0.70	2739
Pan Jit	22.50	20.70	22.50	1.40	4414
Pan Overseas	3.99	3.95	3.99	-0.01	147
Pan Overseas Ele	8.70	8.30	8.55	0.20	1927
Pao Lung	5.95	5.80	5.95	0.35	1727
Pao Shiang	0.08	0.08	0.08	-0.01	14093
Phihong Tech	11.00	10.30	11.00	-0.05	11063
Phoenix Precisio	19.00	18.50	18.70	-0.10	2304
Phoenixtec Power	38.30	37.00	38.30	1.30	1282
Picvue Elect	5.70	5.55	5.60	-0.05	2465
Pihsiang	63.50	62.50	63.00	0.50	161
Potrans Elec	4.00	3.80	3.91	0.11	759
Pou Chen Ind	28.50	28.00	28.20	0.20	4314
Powercom	43.90	42.10	42.70	0.60	5591
Precision	13.40	13.00	13.35	0.10	37
Premier Image	31.30	29.60	31.30	1.60	5409
Premier Microele	4.09	4.00	4.06	-0.03	117
President Chain	51.50	50.50	51.00	0.50	1338
Primax Eltrs	7.35	7.20	7.25	-0.05	2547
Prime Optical	4.26	4.16	4.20	0.01	12
Prince Housing	9.50	9.30	9.45	-	3992
Printed Wire	0.57	0.57	0.57	-0.04	16
Prodisc	13.30	13.00	13.30	0.20	3856
Promate	34.80	34.30	34.50	-0.10	184
Protop Innotech	23.10	22.60	22.80	-0.30	1107
Qualitek Eltrs	2.24	2.19	2.21	-0.03	351
Quanta	57.00	54.50	57.00	2.00	12802
Quanta Display	18.80	18.50	18.70	0.10	38100
Radium Life Tech	32.80	31.80	32.60	-0.20	5497
Ralec Eltr	12.95	12.75	12.95	0.10	673
Realtek	35.20	34.40	35.00	0.20	4269
Rectron	5.40	5.20	5.30	-0.05	1357
Reward Wool Ind	6.40	6.15	6.35	0.05	969
Rexon Indu	11.30	11.15	11.30	-	393
Richtek	67.00	65.00	67.00	1.50	255
Right Way Ind	7.15	6.75	7.05	0.35	492
Ritek	11.85	11.65	11.80	0.10	5101
Roundtop	13.55	13.35	13.55	0.05	123
Ruentex C&D	7.55	7.35	7.40	-0.10	8324
Sakura Develop	19.00	18.50	18.70	-0.10	30
Sampo Corp	7.35	7.20	7.20	-0.10	3628
San Fang Chem	23.30	22.90	23.10	0.10	1215
Sanyang Industry	14.10	13.85	13.90	-	7430
Sanyo Elec	17.70	17.20	17.70	0.50	330
Scpc	18.60	18.20	18.30	-0.20	642
Sdi Corp	14.60	14.45	14.60	0.20	353
Senao	12.30	11.90	11.95	-0.15	481
Sesoda	8.25	8.10	8.15	-	224
Shan-Loong Trans	15.80	15.40	15.50	-0.10	93
Sheng Yu Steel	43.30	41.30	43.10	1.00	6219
Shih Wei	39.40	37.90	39.40	0.30	6666
Shihlin Electric	22.40	21.50	22.40	1.00	11438
Shihlin Paper	27.60	26.70	26.90	-0.20	3981
Shin Hai Gas	13.45	13.35	13.40	0.05	11
Shin Kong Fhc	31.00	30.50	30.60	0.10	40105
Shin Shin Co Ltd	15.30	14.60	14.95	0.35	2717
Shin Shin Nat	17.50	17.20	17.50	-	23
Shin Tai Ind	14.20	13.05	13.05	-0.95	1059
Shin Yih Fiber	1.47	1.40	1.47	-0.03	75
Shinih	21.20	20.90	21.20	0.30	391
Shinkong Ins	19.20	18.80	18.90	0.70	10302
Shinkong Syn Fib	9.10	8.75	9.05	0.25	18506
Shuttle	21.60	20.70	21.20	0.50	4977
Sigurd	21.70	21.30	21.70	0.30	677
Silicon Appl	16.90	16.70	16.90	0.10	217
Siliconware	26.30	25.60	26.20	0.50	12569
Silitech Tech	76.00	74.00	76.00	2.00	345
Sincere	41.30	39.70	41.20	-0.30	15087
Sinkang Inds	22.70	21.90	22.30	-1.00	869
Sino-Japan Group	0.65	0.60	0.65	0.03	108
Sinon	8.30	8.15	8.25	-0.05	2763
Sinopac Holdings	18.80	18.50	18.70	-	15308
Sinphar	18.80	17.80	18.80	1.00	1099
Sintek	14.10	13.90	14.05	0.10	6536
Sinyi	79.00	74.50	78.00	-	340
Sis	12.75	12.55	12.70	0.20	10442
Siward Crystal	14.90	14.60	14.80	0.10	223
Solomon Tech	6.75	6.65	6.75	0.05	3060
Southeast Cement	9.00	8.70	9.00	0.10	5156
Spaces Shuttle	3.92	3.71	3.92	0.25	4164
Springsoft	68.00	67.50	68.00	-	289
Standard Foods	12.30	12.05	12.30	0.20	2133
Stark	15.80	15.50	15.80	-	2063
Sumagh High-Tech	-	-	-	-	-
Sun Yad Tech	3.40	3.32	3.37	-	260
Sunko Ink	6.50	6.00	6.50	0.40	791
Sunonwealth	13.85	13.65	13.75	0.10	394
Sunplus Tech	44.70	44.20	44.60	0.10	940
Sunrace	8.75	8.60	8.70	-	502
Sunrex	24.90	23.90	24.90	1.10	448
Synnex	47.00	46.60	46.90	-0.10	1665
Syscom Computer	10.10	10.00	10.10	0.05	33
System General	36.80	35.00	35.10	1.10	131
Systex	11.15	10.90	11.00	-0.10	3909
T.Join Trans	10.55	10.15	10.50	0.20	10794
Ta Chong Bank	12.10	11.70	12.10	0.40	23917
Ta Ya Wire&Cabl	12.35	12.10	12.20	-0.10	2847
Ta Yih Ind	37.70	37.30	37.70	0.20	56
Tah Tong Textile	3.83	3.75	3.78	-0.04	696
Tai Roun Product	5.70	5.60	5.65	-	89
Taichung Comm Bk	12.35	12.20	12.35	0.15	2488
Tai-I	1.70	1.63	1.70	0.01	58
Tai-I Tech	18.50	18.10	18.50	0.20	970
Tainan Bank	16.40	16.00	16.30	0.30	1310
Tainan Spinning	11.10	10.65	11.10	0.30	13130
Taishin Fhc	29.90	29.40	29.80	0.20	21106
Taisun	8.20	7.95	8.05	-0.05	3288
Taitung Biz Bnk	8.15	7.80	8.10	0.05	8403
Taiwan Cellular	35.50	35.10	35.50	-	5899
Taiwan Coopera	29.30	28.30	29.10	0.20	14344
Taiwan Hon Chuan	29.10	28.70	28.70	-0.30	634
Taiwan Life Ins	56.50	55.50	56.00	0.50	2558
Taiwan Line Tek	11.35	11.30	11.30	0.05	13
Taiwan Mask	15.80	15.50	15.80	0.10	907
Taiwan Nav	28.40	27.20	28.40	0.30	5500
Taiwan Paiho	22.20	21.10	22.20	1.30	1288
Taiwan Sakura	9.90	9.65	9.75	-0.05	2192
Taiwan Secom	39.00	38.50	38.90	0.30	469
Taiwan Semicont	51.50	50.50	50.50	-	37882
Taiwan Tea Corp	6.65	6.10	6.65	0.40	21494
Taiwan-Sok Sk	17.50	17.20	17.30	-0.10	749
Taroko Text	-	-	-	-	-
Tatung Co Ltd	12.60	12.30	12.55	0.40	30801
Teapo	8.70	8.50	8.65	0.15	1332
Teco Electric	10.50	10.30	10.30	-0.10	9369
Tecom Co	15.90	15.40	15.90	0.50	3521
Ten Ren Tea	22.00	21.90	21.90	-	64
Test Rite Int'L	20.00	19.80	20.00	-	633
Tex-Ray	12.25	12.05	12.20	-0.05	207
Tfm Insurance	19.40	18.80	18.80	0.10	7160
Tgp	99.00	97.00	99.00	1.00	1707
The Chinese Bk	7.15	6.85	7.05	0.25	9191
Thinking Eltr	18.10	17.80	18.10	0.20	103
Thye Ming Indu	34.70	33.80	34.20	0.30	3568
Tidehold Devl	6.65	6.45	6.65	0.40	4056
Tky	28.50	28.30	28.50	0.20	103
Tnc Indu	7.90	7.75	7.90	0.05	372
Ton Yi Ind	9.55	9.45	9.50	-	3416
Tonlin Dept	31.00	30.00	31.00	1.00	2
Transcend Info	69.00	67.50	69.00	-	1214
Tri Ocean Text	7.50	7.35	7.50	0.10	606
Tripod Tech	45.70	44.10	45.70	1.40	1047
Tsann Kuen Enter	36.70	35.90	36.70	0.70	1482
Tsl	8.75	8.65	8.65	-0.05	318
Tsin Tsin	4.23	4.11	4.11	-0.14	18
Tsrc	13.90	13.60	13.75	-	3403
Ttet Union	17.90	17.40	17.90	0.40	136
Tung Ho Spinning	6.30	6.05	6.30	0.15	627
Tung Ho Steel	26.20	25.20	25.90	-1.00	22529
Tuntex	0.58	0.52	0.58	0.03	389
Turbocomm Tech	-	-	-	-	-
Tw Cement Pr A	27.20	27.20	27.20	-0.20	1
Twinhead Intl	7.25	7.05	7.05	-	1113
Twn Biz Bank	13.00	12.30	12.80	0.55	164893
Twn Cement	21.10	20.80	20.90	-0.10	9669
Twn Dev & Trust	3.18	3.04	3.08	0.10	566
Twn Fertilizer	34.90	34.20	34.70	0.20	7016
Twn Fluorescent	11.85	11.50	11.80	-	2643
Twn Glass Ind	30.20	29.60	30.00	-	2355
Twn Pulp & Paper	11.20	10.85	11.20	0.20	5351
Txc	16.80	16.40	16.70	-0.10	799
Tyc Brother Ind	30.70	30.20	30.70	0.50	188
Tycoons	10.90	10.25	10.45	-0.50	13260
Tyntek	11.75	11.50	11.75	0.20	445
Ub Office Sys	0.85	0.85	0.85	-	35
Ulead Sys	23.90	23.50	23.50	-0.10	683
Umec	11.70	11.45	11.70	0.15	202
U-Ming Marine	53.00	51.50	52.50	-0.50	20275
Uniform	22.40	22.00	22.10	-0.30	261
Unimicron Tech	23.10	22.30	23.10	0.60	2280
Union Bk	12.35	11.80	12.30	0.65	31675
Union Insurance	9.80	9.50	9.70	0.35	4525
Uni-President	16.60	16.30	16.60	0.10	5460
Unitech	12.00	11.65	11.80	-0.15	5736
Unitech Eltrs	10.55	10.40	10.50	0.05	235
United Ceramic	7.05	6.70	6.90	0.20	2143
United Epitaxy	11.95	11.75	11.85	-	1051
United Integ Svc	30.10	29.70	30.00	0.20	1021
United Micro	20.50	20.10	20.50	0.30	61838
Unity Opto	30.40	30.10	30.30	-	500
Universal Cement	13.00	12.65	12.95	0.25	4515
Universal S.I.	12.20	11.80	12.05	0.20	8835
Unvl	9.25	8.45	8.70	-	2703
Upc Tech	13.75	13.55	13.75	0.10	6467
Usi	13.25	12.65	13.25	0.35	7108
U-Tech	14.10	13.90	14.05	0.10	938
Ve Wong Corp	11.75	11.40	11.70	0.10	1528
Veutron	6.10	5.90	5.95	0.05	214
Via Tech	17.50	17.00	17.40	0.40	10502
Visual Photonics	8.35	8.20	8.35	0.10	239
Walsin Lihwa	17.30	16.90	17.30	0.10	11837
Walsin Lihwa Cb1	-	-	-	-	-
Walsin Tech	18.30	17.90	18.30	0.20	2800
Wan Hai Lines	33.30	32.30	33.10	0.20	6783
Wan Hwa Ent Co	13.80	13.30	13.80	0.90	2166
Waterland Fin	12.80	12.60	12.75	0.15	15356
Wei Chih Steel	9.10	8.60	9.10	-0.10	7783
Wei-Chuan Foods	12.45	12.05	12.30	-	3056
Weikeng Indu	17.60	17.40	17.50	-	119
Well Comm	10.60	10.30	10.50	-0.10	2060
Weltrend Semicon	14.20	13.20	14.20	0.90	1067
Winbond	12.85	12.60	12.75	0.15	11085
Winbond Ele Cb2	-	-	-	-	-
Wintek	34.80	32.30	34.80	2.20	11834
Wistron Corp	15.30	14.30	15.20	0.90	3994
Wistron Neweb	54.50	52.50	54.50	1.00	678
World Peace	20.60	20.20	20.50	0.10	983
Wus Printed Cir	14.70	14.35	14.70	0.15	4166
Ya Hsin Cb1	-	-	-	-	-
Ya Hsin Ind	30.60	30.20	30.50	-	2163
Yageo Corp	11.40	11.10	11.40	0.30	24365
Yang Ming M Cb1	-	-	-	-	-
Yang Ming Marine	30.70	29.80	30.60	-0.10	27600
Yeun Chyang	36.70	35.00	35.60	-1.90	6777
Yieh Hsing Ent	9.75	9.25	9.40	-0.50	13630
Yieh Phui	24.30	23.10	23.70	-1.10	40510
Yosun Indu	22.00	21.70	21.90	0.20	838
Yu Foong Intl	1.41	1.41	1.41	0.09	21
Yuan Jen	18.00	17.60	17.90	-0.10	302
Yuanta Core Sec	24.10	23.60	24.10	0.20	8413
Yuen Foong Yu	17.70	17.10	17.50	-	6763
Yuh Chen	5.50	5.20	5.30	-0.15	1307
Yulon Motor	36.90	36.40	36.90	0.70	9401
Yung Chi	45.00	44.20	45.00	0.10	459
Yung Shin Pharm	31.80	31.50	31.50	-0.10	587
Yungtay	19.60	18.80	19.20	0.40	2168
Zenitron	18.00	17.30	17.60	-0.50	719
Zinwell	25.00	24.30	25.00	0.20	2448
Zippy Tech	16.90	16.50	16.80	0.10	169
Zyxel Comms	74.50	73.00	74.50	0.50	1519

Source: REUTERS



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 669)

RE-DESIGNATION OF DIRECTOR

The board of directors (the "Board") of Techtronic Industries Company Limited (the "Company") is pleased to announce that Dr. Akio Urakami ("Dr. Urakami"), previously an Executive Director of the Company, has been re-designated as a Non-executive Director of the Company with effect from 31st December, 2004.

Dr. Urakami, aged 62, was appointed as Executive Director of the Company in 2001. Dr. Urakami holds a Ph.D degree in Material Science from Northwestern University. During the three years preceding the date of this announcement, Dr. Urakami had not held any directorship in any other listed companies in Hong Kong.

As at the date of this announcement, Dr. Urakami had personal interests of 1,300,000 shares of HK$0.10 each in the share capital of the Company (the "Shares") and had personal interests in the share option to subscribe for 300,000 Shares. Such interests are required to be notified to The Stock Exchange of Hong Kong Limited pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Save as disclosed herein, Dr. Urakami does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Dr. Urakami. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. He is entitled to receive a director's fee and the amount of which will be determined by the Board with reference to the contribution made by Dr. Urakami and the prevailing market condition.

Save as disclosed herein, there are no other matters which need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board comprises four Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, two non-executive Directors, namely, Dr. Akio Urakami and Mr. Vincent Ting Kau Cheung and three independent non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 31st December 2004



TCC INTERNATIONAL HOLDINGS LIMITED

(incorporated in Cayman Islands with limited liability)

(Stock Code: 1136)

RESIGNATION OF NON-EXECUTIVE DIRECTORS

The Board of Directors (the "Board") of TCC International Holdings Limited (the "Company") announces that, due to retirement, Mr. Chiang Cheng Hsiung and Mr. Chen Chi Hsiung have resigned as Non-executive Directors of the Company with effect from 1 January 2005. The Board would like to take this opportunity to thank Mr. Chiang and Mr. Chen for their invaluable contribution to the Company during his service with the Company.

The Board is not aware of any other matters relating to the resignation of Mr. Chiang and Mr. Chen that need to be brought to the attention of the shareholders of the Company.

By order of the Board
Ha Ying Kei
Company Secretary

Hong Kong, 3 January 2005

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Koo Cheng Yun, Leslie as Chairman; Mr. Wu Yih Chin as Managing Director; Mr. Hui-Bon-Hoa Khien Piau, Pierre as Non-executive Directors; Mr. Liao Poon Huai, Donald and Dr Shan Weijian and Mr. David Kuohsien Chung as Independent Non-executive Directors.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Haier CCT

HAIER-CCT HOLDINGS LIMITED

(海爾中建集團有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 1169)

POSSIBLE ASSET INJECTION BY THE HAIER GROUP INVOLVING AN ACQUISITION OF THE WASHING MACHINE BUSINESS AND PROPOSED EXERCISE OF THE CALL OPTION

VERY SUBSTANTIAL ACQUISITION REVERSE TAKEOVER AND CONNECTED TRANSACTION INVOLVING A NEW LISTING APPLICATION AND AN APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER

EXTENSION OF LONG STOP DATE

Reference is made to the Announcement, the announcements of the Company dated 30 June 2004 and 31 August 2004 and the circular of the Company dated 18 November 2004. The Long Stop Date as set out in the Asset Injection Agreement has been further extended to 7 February 2005 (or such later date as all parties to the Asset Injection Agreement may agree in writing).

Reference is made to the Announcement and the circular of the Company dated 18 November 2004 (the "**Circular**") regarding the proposed Asset Injection involving, inter alia, very substantial acquisition, reverse takeover, connected transaction, new listing application and the Whitewash Waiver and the announcements of the Company dated 30 June 2004 and 31 August 2004. Unless defined otherwise, terms defined in the Circular have the same meanings when used in this announcement.

As provided in the Asset Injection Agreement, in the event that any of the conditions (the "**Conditions Precedent**") for completion of the Asset Injection Agreement shall not have been fulfilled or waived on or before 30 June 2004 (or such later date as all parties may have agreed in writing) (the "**Long Stop Date**"), the Company shall not be bound to proceed with the Asset Injection Agreement and the Asset Injection Agreement shall cease to be of any effect. The Long Stop Date had been extended to 31 August 2004 on 30 June 2004 and was further extended to 31 December 2004 on 31 August 2004. As of the date of this announcement, whilst the resolutions approving the Asset Injection have been passed at the special general meeting held on 13 December 2004, some of the Conditions Precedent have not been fulfilled or waived and all parties to the Asset Injection Agreement are working closely together to get the outstanding Conditions Precedent fulfilled.

The outstanding Conditions Precedent include, among others (i) the granting of the approval from the Listing Committee of the Stock Exchange of the new listing application by the Company; (ii) the granting of the listing of, and permission to deal in, the WM Consideration Shares and the Conversion Shares; and (iii) the obtaining of the approval from Qingdao COFTEC in relation to the conversion of Pegasus Qingdao from a Sino-foreign joint venture company into a wholly foreign owned enterprise. It is expected that all such outstanding Conditions Precedent will be fulfilled at a time close to or upon Completion. In addition, Completion is also subject to (a) completion of the placing of Shares for the purpose of maintaining the minimum 25% public float immediately following Completion in compliance with the Listing Rules; and (b) the obtaining of the approval from MOFCOM in respect of the final structure of the WM Sales Company. It is expected that the placing will be carried out in January 2005 and the approval from MOFCOM will also be obtained in January 2005.

The Board wishes to announce that Haier Corp, Haier Investment and the Company have agreed on 30 December 2004 to further extend the Long Stop Date to 7 February 2005 (or such later date as all parties to the Asset Injection Agreement may agree in writing) and that save for the time extension, other terms in the Asset Injection Agreement shall remain unchanged. In this connection, the last date on which the joint announcement relating to Completion is to be made will be extended to 8 February 2005 (or such later date as the Board may consider appropriate).

The Directors have confirmed that there has been no material change in the information contained in the Circular since the date of the Circular.

As at the date of this announcement, the Directors are:

Executive Directors:	Mak Shiu Tong, Clement, Wu Ke Song, Chai Yong Sen, Liang Hai Shan, Tam Ngai Hung, Terry, Cui Shao Hua and Man Wei Dong
Independent non-executive Directors:	Lam Kin Kau, Mark, Fung Hoi Wing, Henry and Lau Ho Wai, Lucas

DEFINITIONS

"Announcement"	the joint announcement of the Company, Haier Corp and Haier Investment dated 2 April 2004
"Asset Injection"	the acquisition of the Washing Machine Business by the Company pursuant to the Asset Injection Agreement and the Company's exercise of the Call Option to acquire the 35.5% equity interest in Pegasus Qingdao not already owned by the Company
"Asset Injection Agreement"	the conditional sale and purchase agreement dated 5 March 2004 entered into between the Company, Haier Corp and Haier Investment in connection with the acquisition of the Washing Machine Business

By Order of the Board of
HAIER-CCT HOLDINGS LIMITED
(海爾中建集團有限公司*)
Mak Shiu Tong, Clement
Chairman

Hong Kong, 31 December 2004

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement contained herein misleading.

The Haier Group Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to the Company) and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement contained herein misleading.

* *for identification purposes only*

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this announcement.



HUNG HING

HUNG HING PRINTING GROUP LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 450)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

It was announced on 8th December, 2004 that the Directors declared the Interim Dividend of HK9.5 cents per Share payable to Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date. It was also announced that Shareholders may elect to receive New Shares in lieu of all or part of the Interim Dividend. The market value of a New Share has been calculated at HK$5.40 per Share.

It was announced on 8th December, 2004 that the directors (the "Directors") of Hung Hing Printing Group Limited (the "Company") declared an interim dividend for the six months ended 30th September, 2004 (the "Interim Dividend") of HK9.5 cents per ordinary share of HK$0.10 each of the Company ("Share") payable to the shareholders of the Company (the "Shareholders") whose names appear on the register of members of the Company at the close of business on 31st December, 2004 (the "Record Date"). It was also announced that Shareholders may elect to receive new ordinary shares of HK$0.10 each of the Company ("New Shares") in lieu of all or part of the Interim Dividend.

For the purpose of calculating the number of New Shares to be allotted pursuant to the scrip dividend scheme (the "Scheme"), the market value of a New Share has been calculated at HK$5.40. The market value of HK$5.40 per Share represents 94.57% of the average of the closing prices per Share for the five consecutive trading days on which the Shares were traded on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to and including 31st December, 2004.

Accordingly, the number of New Shares which each Shareholder will receive, in respect of Shares registered in his/her name on the Record Date and for which election to receive New Shares is made, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of Shares held on Record Date, for which New Shares election is made} \times \frac{HK\$0.095}{HK\$5.40}$$

The number of New Shares to be issued to each Shareholder pursuant to the Scheme will be rounded down to the nearest whole number. Fractional entitlements to New Shares will be disregarded and the benefit thereof will accrue to the Company. The New Shares to be issued pursuant to the Scheme will rank pari passu in all respects with the Shares except that they shall not rank for the Interim Dividend.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in the New Shares to be issued pursuant to the Scheme.

A circular containing details of the Scheme and the accompanying form of election will be despatched to Shareholders on or around 7th January, 2005. Shareholders who wish to elect to receive the Interim Dividend wholly in New Shares, or partly in New Shares and partly in cash, must lodge the forms of election with the registrars of the Company, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:30 p.m. on 24th January, 2005. Shareholders who do not complete and return the form of election before the time stated above will be deemed to have elected to receive the Interim Dividend wholly in cash. It is expected that the definitive certificates for the New Shares and cheques for cash dividends will be posted to the persons entitled thereto on or around 31st January, 2005 at their own risk.

As at the date of this announcement, the Board comprises Mr. Yam Cheong Hung, Mr. Yum Chak Ming, Matthew, Mr. Yam Ho Ming, Michael and Mr. Yam Hon Ming, Tommy, who are executive Directors; Dr. Chu Shu Ho, David and Miss Yum Pui Ming, Anna, who are non-executive Directors; Dr. Wu Shu Chih, Alex, Mr. Yip Yu Bun and Mr. Wong Siu Ping, who are independent non-executive Directors.

By Order of the Board of
HUNG HING PRINTING GROUP LIMITED
YAM CHEONG HUNG
Chairman

Hong Kong, 31st December, 2004

TOWN PLANNING ORDINANCE (Chapter 131)

AMENDMENTS TO THE APPROVED SAN TIN OUTLINE ZONING PLAN NO. S/YL-ST/5

Under section 12 (1) (b) (ii) of the Town Planning Ordinance (the Ordinance), the Chief Executive in Council on 8 July 2003 referred the approved San Tin Outline Zoning Plan No. S/YL-ST/5 to the Town Planning Board for amendment.

The Town Planning Board has made amendments to the Plan. The amendments are set out in the Schedule of Amendments. The descriptions of the areas affected by the amendments in the Schedule of Amendments are for general reference only. The exact locations of the areas affected by the amendments are more specifically shown on draft San Tin Outline Zoning Plan No. S/YL-ST/6.

Pursuant to section 12(3) of the Ordinance, the draft Outline Zoning Plan No. S/YL-ST/6 showing the amendments is exhibited under section 5 of the Ordinance for public inspection for a period of two months from the date of the first publication of this notice, that is until 12 February 2005, during normal office hours at the following locations :

(i) the Secretariat of the Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;

(ii) the Tuen Mun and Yuen Long District Planning Office, Planning Department, 14th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories;

(iii) the Yuen Long District Office, Yuen Long District Office Building, 269 Castle Peak Road, Yuen Long, New Territories; and

(iv) the San Tin Rural Committee, 7 Main Road, San Tin, Yuen Long, New Territories.

In accordance with section 6(1) of the Ordinance, any person affected by the amendments so exhibited may object within the said period of two months by sending to the Town Planning Board a written statement of his objection to the amendment(s) and address it to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong. A person may only object to the amendments.

In accordance with section 6(2) of the Ordinance, a written statement of objection shall set out:-

(a) the nature of and reasons for the objection; and

(b) if the objection would be removed by an alteration of the draft Plan, any alternation proposed.

Copies of the draft San Tin Outline Zoning Plan No. S/YL-ST/6 incorporating the amendments are available on payment of a fee at the Survey and Mapping Office, Map Publications Centre (Hong Kong), 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong, and the Survey and Mapping Office, Map Publications Centre (Kowloon), Ground Floor, 382 Nathan Road, Kowloon. The electronic version of the plan is viewable from the Town Planning Board's website (http://www.info.gov.hk/tpb)

0223798-1-TS024

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



百仕達控股有限公司*
SINOLINK WORLDWIDE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1168)



PANVA GAS HOLDINGS LIMITED
百江燃氣控股有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8132)

DISCLOSEABLE/MAJOR TRANSACTION IN RELATION TO THE ACQUISITION OF INTEREST IN CHANGCHUN GAS HOLDINGS LIMITED DELAY IN DESPATCH OF CIRCULARS

As Sinolink and Panva Gas require additional time for the compilation of certain financial and other information in relation to the accounts as required to be included in the Circulars, Sinolink and Panva Gas announce that they have applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules (in relation to Sinolink) and Rule 19.38 of the GEM Listing Rules (in relation to Panva Gas) respectively so that the despatch of their respective Circulars in relation to the Acquisition as announced jointly on 27 August 2004 will be postponed. The Circulars will be despatched as soon as practicable and in any event on or before 11 October 2004.

Reference is made to the joint announcement of Sinolink and Panva Gas dated 27 August 2004 (the "Joint Announcement") in relation to an acquisition of interest in Changchun Gas Holdings Limited. Capitalised terms used herein shall have the same meaning as ascribed thereto in the Joint Announcement.

Pursuant to Rule 14.38 of the Listing Rules (in relation to Sinolink) and Rule 19.38 of the GEM Listing Rules (in relation to Panva Gas), Sinolink and Panva Gas are required to despatch the circulars in relation to the Acquisition (the "Circulars") to the respective shareholders of Sinolink and Panva Gas within 21 days after the publication of the Joint Announcement, which shall be on or before 20 September 2004. As Sinolink and Panva Gas require additional time for the compilation of certain financial and other information in relation to the accounts as required to be included in the Circulars, Sinolink and Panva Gas announce that they have applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules (in relation to Sinolink) and Rule 19.38 of the GEM Listing Rules (in relation to Panva Gas) so that the despatch of their Circulars in relation to the Acquisition as jointly announced on 27 August 2004 will be postponed. The Circulars will be despatched as soon as practicable and in any event on or before 11 October 2004.

By order of the Board
Sinolink Worldwide Holdings Limited
Tang Yui Man Francis
Chief Executive Officer

By order of the Board
Panva Gas Holdings Limited
CHEN Wei
Managing Director

Hong Kong, 20 September 2004

As at the date of this announcement, the Boards comprise of:

SINOLINK WORLDWIDE HOLDINGS LIMITED
Executive Directors:
OU Yaping *(Chairman)*
TANG Yui Man Francis *(Chief Executive Officer)*
CHEN Wei
LAW Sze Lai

Independent Non-executive Directors:
LI Zhi Xiang
XIN Luo Lin
Davin A. MACKENZIE

PANVA GAS HOLDINGS LIMITED
Executive Directors:
OU Yaping *(Chairman)*
TANG Yui Man Francis *(Vice Chairman)*
CHEN Wei *(Managing Director)*
LI Fujun
ZHANG Keyu
SHEN Lian Jin

Non-executive Directors:
FOK Kin-ning, Canning
TO Chi Keung, Simon
(alternate director to FOK Kin-ning, Canning)

Independent Non-executive Directors:
CHEUNG Hon Kit
LI Xiao Ru

This announcement, for which the directors of Panva Gas Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to Panva Gas Holdings Limited. The directors of Panva Gas Holdings Limited, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and no misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the GEM website at www.hkgem.com for at least 7 days from the date of its posting.

* *For identification purpose only*



中華城市燃氣集團有限公司*
CHINA CITY NATURAL GAS HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 603)

APPOINTMENT AND RE-DESIGNATION OF DIRECTORS

The board of directors (the "Board") of China City Natural Gas Holdings Limited (the "Company") is pleased to announce that Mr Wong Kui Shing, Danny has been appointed as executive director, chairman and chief executive officer of the Company and Mr Suzuki Masanori, previously a non-executive director, has been re-designated as executive director and has acted as deputy chairman of the Company with effect from 17 September 2004. The Board also announces that with effect from 17 September 2004, Mr Wong King Shiu, Daniel ceased to act as deputy chairman whilst remained as executive director of the Company.

Mr Wong Kui Shing, Danny

Mr Wong Kui Shing, Danny, aged 45, graduated with a Bachelor of Arts degree from the University of Hong Kong. He has extensive exposure in the financial and investment fields for over 18 years and is well experienced in international market.

From April 2000 to September 2000, Mr Danny Wong has been a deputy chief executive officer of the Company. He has been the chief executive officer, an executive director and a deputy chairman of the Company during the period respectively from September 2000, March 2001 and January 2002 to June 2004. He has also been the senior adviser of the Group from June 2004 to September 2004. He is currently director of certain subsidiaries of the Group. Save as disclosed herein, Mr Danny Wong does not hold any other position with the Company and other members of the Group, nor has he held any directorship in other listed public companies in the last three years.

As at the date of this announcement, Mr Danny Wong is personally interested in 15,400,000 shares of the Company and has a deemed interest of 2,180,122,000 shares of the Company through his wholly owned company which in turn holds Noble Islands Int'l Limited, a substantial shareholder of the Company (in aggregate representing approximately 23.06% of the existing issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. Mr Danny Wong is a director of Noble Islands Int'l Limited. Save as disclosed herein, Mr Danny Wong does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

A wholly-owned subsidiary of the Company has entered into a service contract with Mr Danny Wong for a term of two years from 17 September 2004 and after which it will continue in force until terminated by either party giving not less than one month's written notice to the other. By virtue of holding office of chairman, Mr Danny Wong is not subject to retirement by rotation and re-election at annual general meeting under the Company's Bye-laws. He is entitled to a remuneration package (including housing allowance) totalling HK$2,400,000 per annum, which is determined with reference to his experience and effort on the Group's overall investment and operations as well as the prevailing market situation. Mr Danny Wong is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

Mr Suzuki Masanori

Mr Suzuki Masanori, aged 46, holds a Master of Arts in International Relations from International University of Japan and Johns Hopkins University. He has a strong background in finance and administration in strategic investment.

Mr Suzuki has been an executive director of the Company from March 2000 to January 2002 and has acted as the chairman of the Company from September 2000 to January 2002. He was then designated as a non-executive director of the Company in January 2002 and has since held such office until this re-designation as executive director and deputy chairman. Save as disclosed herein, Mr Suzuki does not hold any other position with the Company and other members of the Group.

Between February 2000 and February 2003, Mr Suzuki was a non-executive director of Leadership Publishing Group Limited (formerly "Sing Pao Media Group Limited" and "STAREASTnet.com Corporation"), a company whose shares are listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. Save as disclosed herein, Mr Suzuki does not hold any directorship in any other listed public companies in the last three years.

Mr Suzuki is not connected with any directors, senior management or substantial or controlling shareholders of the Company and he does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Except for the re-designation, the terms of service contract with the Company in respect of Mr Suzuki's appointment remain unchanged. The appointment is for a term of two years from 25 January 2004 subject to early termination by either party giving one month's prior written notice to the other party. Mr Suzuki is subject to the provisions of retirement by rotation and re-election of directors in accordance with the Company's Bye-laws. He is entitled to an annual emolument of US$108,000, which is determined with reference to his experience and responsibilities with the Company as well as the prevailing market situation. Mr Suzuki is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board comprises five executive directors, namely Mr Wong Kui Shing, Danny, Mr Suzuki Masanori, Mr Wong King Shiu, Daniel, Mr Kan Kwok Shu and Mr Lin Che Chu, George; and two independent non-executive directors, namely Mr Cheung Man Yau, Timothy and Mr Chuk Che Shing.

By Order of the Board
China City Natural Gas Holdings Limited
Wong Kui Shing, Danny
Chairman

Hong Kong, 20 September 2004

* *For identification purposes only*

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CENTRAL CHINA ENTERPRISES LIMITED
中洲控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 351)

ANNOUNCEMENT
APPOINTMENT OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of Central China Enterprises Limited (the "Company") announces the appointment of Mr. Hon Ming Kong as an executive director of the Company effective from 20th September, 2004.

Information on the new executive director

The brief biography of Mr. Hon Ming Kong is set out below.

Mr. Hon Ming Kong, aged 36, was appointed as an executive director of the Company effective from 20th September, 2004. Mr. Hon has over 14 years of experience in shipping industry. Mr. Hon is currently the Chairman and an executive director of China Conservational Power Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and engaged in the businesses of electrical engineering contracting, electrical materials and component trading, securities brokerage, sea freight forwarding and waste incineration and processing in the People's Republic of China. Mr. Hon is responsible for the overall management and strategic planning of China Conservational Power Holdings Limited and its subsidiaries. Mr. Hon was an executive director of Oriental Union Holdings Limited (now known as Foundation Group Limited) from 12 February 1999 to 11 December 2002, a company listed on the Main Board of the Stock Exchange and principally engaged in the business of provision of bulk cargo services during Mr. Hon's directorship.

Apart from his directorship with China Conservational Power Holdings Limited and Oriental Union Holdings Limited (now known as Foundation Group Limited), Mr. Hon has not held any directorship in any listed public companies in the last three years. He does not hold any position in any subsidiaries of the Company.

There is no service agreement between the Company and Mr. Hon and the appointment of Mr. Hon has no fixed term. Under the articles of association of the Company, Mr. Hon will hold the office of a director of the Company until the next annual general meeting of the Company and will retire at that annual general meeting, but is eligible for re-election. The annual amount of emoluments payable to Mr. Hon is HK$1,200,000 which was agreed upon mutual agreement with reference to the experience and responsibilities of Mr. Hon in the Company.

Other than the relationship arising from his being an executive director of the Company, Mr. Hon does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Hon was not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As at the date of this announcement, the Board comprises:

Executive directors:
Mr. Chan Tat Chee *(Chairman)*
Ms. Tang Yuk Chee, Josephine
Mr. Chow Ho Tung, Anthony
Mr. Kwong Jimmy Cheung Tim
Mr. Hon Ming Kong

Independent non-executive directors:
Mr. Cham Yiu Keung
Mr. Lee Yu Leung

By order of the Board
Central China Enterprises Limited
Chan Tat Chee
Chairman

Hong Kong, 20th September, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

ANNOUNCEMENT
DELAY IN DESPATCH OF CIRCULAR

The Company has applied to the Stock Exchange for an extension of the deadline for despatch of the Circular from 21st September 2004 to 12th October 2004.

Reference is made to the announcement made by the Company dated 30th August 2004 (the "Announcement") regarding the proposed acquisition of companies comprising the Milwaukee®, AEG® and DreBo® electric power tools and accessories businesses of Atlas Copco AB. Terms used in this announcement shall have the same meaning as defined in the Announcement unless the context otherwise requires.

Pursuant to the requirements under Rule 14.38 of the Listing Rules, the circular of the Company (the "Circular") regarding the Transaction should be despatched to the Shareholders within 21 days after the publication of the Announcement (in this case it should be despatched on or before 21st September 2004). Additional time is required by the Company and its auditors to obtain and compile certain information, including the accountants' report on the Business which is to be prepared under IFRS, to meet the disclosure requirements required by the Listing Rules to be included in the Circular. The accounts of the Business are currently produced in accordance with Swedish GAAP and it will take the auditors' time to prepare these figures for the Circular in accordance with IFRS. Accordingly, there is a delay in the despatch of the Circular. In view of the additional time required, the Company has applied to the Stock Exchange for a waiver of strict compliance with Rule 14.38 of the Listing Rules and an extension of the deadline for despatch of the Circular from 21st September 2004 to 12th October 2004.

As at the date of this announcement, the Board comprises five Group executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami and three independent non-executive Directors, namely, Mr. Vincent Ting Kau Cheung, Mr. Joel Arthur Schleicher and Mr. Christopher Patrick Langley.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 20th September 2004



(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0098)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Winsor Industrial Corporation, Limited (the "Company") announces that Mr. Yeung Lai Woo has been appointed an independent non-executive director and a member of the audit committee of the Company with effect from 20 September 2004.

Mr. Yeung Lai Woo, aged 57, is a partner of Chung & Yeung, a firm of Certified Public Accountants in Hong Kong since its establishment in 1985. He is a Fellow of the Hong Kong Society of Accountants and a Certified Public Accountant in Hong Kong. He is also a Fellow of the Australian Society of Certified Practising Accountants. He has over 30 years' professional experience in accounting, finance, taxation and auditing.

Mr. Yeung has not held any position with the Company or its group of companies previously. He does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company, nor is he holding any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between Mr. Yeung and the Company. Mr. Yeung is not appointed for a specific term. In accordance with the articles of association of the Company, he shall hold office only until the next annual general meeting of the Company, and shall then be eligible for re-election. If re-elected, he is subject to retirement by rotation and re-election at annual general meetings of the Company. In accordance with the latest approval by shareholders in force, Mr. Yeung will be paid a fee at the rate of HK$30,000.00 per annum for acting as an Independent Non-Executive Director of the Company.

The Board would like to take this opportunity to welcome Mr. Yeung in joining the Board.

As at the date of this announcement, the Board of Directors of the Company comprises eleven Directors as follows:—

Executive Directors		Independent Non-Executive Directors
Mr. Chou Wen Hsien	Mr. Tang Hung Yuan	Lord Sandberg, Michael Graham Ruddock
Mr. Chow Chung Kai	Mr. Lam Woon Bun	Mr. Yue Kwok Hung, Justin
Mr. Chow Wai Wai, John	Mr. Tang Ming Chien, Manning	Mr. Ho Fook Hong, Ferdinand
Mr. Chow Ming Shan		Mr. Yeung Lai Woo

By Order of the Board
Wong Hau Yan, Helvin
Company Secretary

Hong Kong, 20 September 2004



ORIENTAL WATCH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(the "Company")
(Stock Code: 398)

ANNOUNCEMENT
APPOINTMENT OF DIRECTOR

The Company is pleased to announce that Mr So Kai Lau, Peter ("Mr So") has been appointed as an independent non-executive director of the Company and a member of the audit committee with effect from 20th September, 2004.

Mr So, aged 56, is a Certified Public Accountant and a Canadian Chartered Accountant. He was a partner of Deloitte Touche Tohmatsu who retired in May, 2003. He is also an independent non-executive director of Tsit Wing International Holdings Limited, a company listed on the stock exchange in Singapore. He does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company or any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr So does not have any service contract with the Company. He is not appointed for a specific term but is subject to retirement by rotation in annual general meetings of the Company in accordance with the Bye-laws of the Company. He will receive a director's fee of HK$108,000 per annum, which is determined with reference to the prevailing range of fees for independent non-executive directors of listed companies in Hong Kong. Mr So confirms that there is no other matter regarding his appointment that needs to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the directors of the Company are Messrs. Yeung Ming Biu, Yeung Him Kit, Dennis, Fung Kwong Yiu, Yeung Man Yee, Shirley, Chan Che Kwong, William, Lam Hing Lun, Alain, Choi Kwok Yum, Dr. Sun Ping Hsu, Samson, Dr. Li Sau Hung, Eddy and Mr So.

By order of the Board
Yeung Ming Biu
Chairman

Hong Kong, 20th September, 2004

For all Classified Advertisements
Patsy Leung Tel : 2798 2707 Isabella Chan Tel : 2798 2765
Fax : 2798 2785
Email: classified@thestandard.com.hk

No.	Case No.	Title	Result of Classification
67	OAT/GOT/1512/04	TOKYO LOVE STORY VOL.2 (RG1998)	Class III article (obscene)
68	OAT/GOT/1513/04	RG.2574	Class III article (obscene)
69	OAT/GOT/1514/04	RG.2600	Class III article (obscene)
70	OAT/GOT/1515/04	イカヤ無限大3	Class III article (obscene)
71	OAT/GOT/1516/04	吉沢明歩	Class II article (indecent)
72	OAT/GOT/1517/04	Hips To Heels HARDCORE	Class III article (obscene)
73	OAT/GOT/1518/04	Super NATURALS	Class III article (obscene)
74	OAT/GOT/1519/04	6362	Class II article (indecent)
75	OAT/GOT/1520/04	6298	Class II article (indecent)
76	OAT/GOT/1521/04	STRAYS	Class III article (obscene)
77	OAT/GOT/1522/04	Sexy EURO GIRLS	Class III article (obscene)
78	OAT/GOT/1523/04	株式会社	Class III article (obscene)
79	OAT/GOT/1524/04	Hitomi Hama	Class II article (indecent)
80	OAT/GOT/1525/04	ANAL delinquents	Class III article (obscene)
81	OAT/GOT/1526/04	A Tale of TWO TITTIES	Class III article (obscene)
82	OAT/GOT/1527/04	拘束性交 (6287)	Class III article (obscene)
83	OAT/GOT/1528/04	AFTER SCHOOL BEAUTIFUL GIRL (6284)	Class III article (obscene)
84	OAT/GOT/1529/04	AV ACTRESS	Class III article (obscene)
85	OAT/GOT/1530/04	INDECENT SECRETARY	Class III article (obscene)
86	OAT/GOT/1531/04	綺麗義姉 (DD-1006)	Class III article (obscene)
87	OAT/GOT/1532/04	妊娠中 (DD-802)	Class II article (indecent)
88	OAT/GOT/1533/04	痴女4人の追跡実録	Class III article (obscene)
89	OAT/GOT/1534/04	594	Class III article (obscene)
90	OAT/GOT/1535/04	D-3029	Class III article (obscene)
91	OAT/GOT/1536/04	D-3261	Class III article (obscene)
92	OAT/GOT/1537/04	DD-320	Class III article (obscene)
93	OAT/GOT/1538/04	DD-070	Class III article (obscene)
94	OAT/GOT/1539/04	D-3206	Class III article (obscene)
95	OAT/GOT/1540/04	D-3124	Class III article (obscene)
96	OAT/GOT/1541/04	DB-528	Class II article (indecent)
97	OAT/GOT/1542/04	DB-334	Class III article (obscene)
98	OAT/GOT/1543/04	NO-6414	Class III article (obscene)
99	OAT/GOT/1544/04	NO-6327	Class III article (obscene)
100	OAT/GOT/1545/04	Liquid Gold # 9	Class II article (indecent)
101	OAT/GOT/1546/04	Boy Toy	Class III article (obscene)
102	OAT/GOT/1547/04	AssDriven Volume 2	Class III article (obscene)
103	OAT/GOT/1548/04	BLACK GANGBANGERS # 6	Class III article (obscene)

II. NOTICE of the CLASSIFICATION of the articles is given by the Obscene Articles Tribunal, pursuant to section 19(1)(b)(ii), 19(1)(c) and 19(2) of the Control of Obscene and Indecent Articles Ordinance, Chapter 390 of the Laws of Hong Kong (hereinafter called "the said Ordinance") :

1. **Case No. : OAT/CD/59/04**
Description of Article : CD-ROM
Title of CD-ROM : Sept 2004 Mgirl Game
Applicant : Mobile Digital Media B.V., Owner of Copyright
Result of Classification : Class II article (indecent)
In accordance with section 8(2)(c) of the said Ordinance, the Tribunal imposed the following condition relating to its publication :
Pictures eiko.JPEG, eiko(3). JPEG, eiko(4). JPEG, katalinal. JPEG, katalinal(4). JPEG, masami (1). JPEG and masami(8). JPEG are to be expunged.

2. **Case No. : OAT/CD/60/04**
Description of Article : Digital Video Disc
Title of Disc : WF-108-86 (Chu Chu 99.Vol.10 • 弄ばれた乙女)
Applicant : Wing Fung Film Distribution Company Limited, Distributor
Result of Classification : Class II article (indecent)
In accordance with section 8(2)(c) of the said Ordinance, the Tribunal imposed the following condition relating to its publication :
Segments from 00:26:00:00 to 00:31:00:00; 00:33:00:00 to 00:53:00:00; 01:12:00:00 to 01:19:00:00; 01:21:00:00 to 01:25:30:00 and 01:46:00:00 to 02:00:00:00 are to be expunged.

3. **Case No. : OAT/CD/61/04**
Description of Article : Digital Video Disc
Title of Disc : WF-87-125 (変態サイトでマニア君と遊 ばう!• 爆射! ザーメン)
Applicant : Wing Fung Film Distribution Company Limited, Distributor
Result of Classification : Class II article (indecent)
In accordance with section 8(2)(c) of the said Ordinance, the Tribunal imposed the following condition relating to its publication :
Segments from 00:32:10:00 to 00:34:00:00; 00:39:30:00 to 00:40:20:00; 00:47:00:00 to 00:50:00:00; 00:50:20:00 to 00:53:10:00 and 01:44:00:00 to 01:52:00:00 are to be expunged.

4. **Case No. : OAT/VT/225/04**
Description of Article : Video Tape
Title of Tape : Silver Knife
Applicant : Winson Entertainment Production Limited, Distributor
Result of Classification : Class II article (indecent)

5. **Case No. : OAT/VT/226/04**
Description of Article : Video Tape
Title of Tape : Vampire Clan
Applicant : Winson Entertainment Production Limited, Distributor
Result of Classification : Class II article (indecent)

6. **Case No. : OAT/MA/205/04**
Description of Article : Magazine
Title of Magazine : 香港97十隻白虎 第65期
(in a loose-leaf frorm – 112 pages and incomplete)
Applicant : Sino Connector Limited, Publisher
Result of Classification : Class II article (indecent)
In accordance with section 8(2)(c) of the said Ordinance, the Tribunal imposed the following condition relating to its publication :
Pages 30(A), 49(B), 68(A), 93(B), 95(B) and 97(B) are to be expunged.

7 – 105 Description of Articles : Packagings of Digital Video Disc (7 – 8, 33 – 105)
Packagings of Video Compact Disc (9 – 32)
Applicant : Commissioner for Television and Entertainment Licensing

	Case No.	Title of Packaging	Result of Classification
7	OAT/GOT/1169/04	DB-115	Class II article (indecent)
8	OAT/GOT/1170/04	美熟女トルコ行進曲3 (DB-457)	Class III article (obscene)
9	OAT/GOT/1176/04	大波妹	Class III article (obscene)
10	OAT/GOT/1177/04	黑鬼戰日本妹	Class III article (obscene)
11	OAT/GOT/1178/04	Q353	Class III article (obscene)
12	OAT/GOT/1179/04	Q229	Class III article (obscene)
13	OAT/GOT/1180/04	VB-150	Class II article (indecent)
14	OAT/GOT/1181/04	VB-143	Class III article (obscene)
15	OAT/GOT/1182/04	11111	Class III article (obscene)
16	OAT/GOT/1183/04	9601	Class II article (indecent)
17	OAT/GOT/1184/04	MD-227	Class III article (obscene)
18	OAT/GOT/1185/04	FC169	Class III article (obscene)
19	OAT/GOT/1186/04	巨乳母	Class III article (obscene)
20	OAT/GOT/1187/04	TOKYO MADAM Vol.1	Class III article (obscene)
21	OAT/GOT/1188/04	原点小森美樹	Class II article (indecent)
22	OAT/GOT/1189/04	魔性	Class II article (indecent)
23	OAT/GOT/1190/04	DREAM GIRLS in St. Martin	Class III article (obscene)
24	OAT/GOT/1191/04	BEST OF SUMMER	Class III article (obscene)
25	OAT/GOT/1192/04	華歌恋 VB-480	Class III article (obscene)
26	OAT/GOT/1193/04	Lewa Teachers VB-342	Class III article (obscene)
27	OAT/GOT/1194/04	猥褻パンプ	Class III article (obscene)
28	OAT/GOT/1195/04	美人教師 暴行現場	Class III article (obscene)
29	OAT/GOT/1196/04	Vol.06 EUROPE AND AMERICA SERIES	Class III article (obscene)
30	OAT/GOT/1197/04	東瀛美少女系列第一套	Class III article (obscene)
31	OAT/GOT/1198/04	M 乳遊戲	Class II article (indecent)
32	OAT/GOT/1199/04	友達の母 (V)	Class III article (obscene)
33	OAT/GOT/1200/04	AV 女星 (河合)	Class III article (obscene)
34	OAT/GOT/1201/04	JAPANESE SUPER IDOLS Vol.9	Class III article (obscene)
35	OAT/GOT/1202/04	FBD4-06240	Class III article (obscene)
36	OAT/GOT/1203/04	FBD4-06102	Class III article (obscene)
37	OAT/GOT/1204/04	YOUNG CUNTS	Class III article (obscene)
38	OAT/GOT/1205/04	SPECS APPEAL 16	Class III article (obscene)
39	OAT/GOT/1206/04	THE PROFESSIANALS NO.3	Class III article (obscene)
40	OAT/GOT/1207/04	intrigo	Class III article (obscene)

(in a loose-leaf form – 230 pages and incomplete)

Applicant : Creative Dragon Holdings Limited, Publisher

Date of Application : 28.10.2004

Date of Interim Classification : 29.10.2004

Result of Interim Classification : Class II article (indecent)

In accordance with section 8(2)(c) of the said Ordinance, the Tribunal imposed the following condition relating to its publication :

Picture 52 is to be expunged.

II. NOTICE of the CLASSIFICATION of the articles is given by the Obscene Articles Tribunal, pursuant to section 19(1)(b)(ii), 19(1)(c) and 19(2) of the Control of Obscene and Indecent Articles Ordinance, Chapter 390 of the Laws of Hong Kong (hereinafter called "the said Ordinance") :

1. **Case No. : OAT/VT/239/04**

Description of Article : Video Tape

Title of Tape : 東瀛精選系列之(91)

1. Various Play
2. AVW 女子摔角大賽

Applicant : Giant Film Distribution Limited, Distributor

Result of Classification : Class II article (indecent)

2. **Case No. : OAT/VT/240/04**

Description of Article : Video Tape

Title of Tape : AV女優叫床龍虎榜之

1. 第一美腿屁股
2. 貞淫濕啜

Applicant : Hollywood International Entertainment Holdings Company Limited, Distributor

Result of Classification : Class II article (indecent)

3. **Case No. : OAT/MA/224/04**

Description of Article : Magazine

Title of Magazine : 香港97中文版第531期

(in a loose-leaf form – 53 pages and incomplete)

Applicant : Sino Connector Limited, Publisher

Result of Classification : Class II article (indecent)

In accordance with section 8(2)(c) of the said Ordinance, the Tribunal imposed the following condition relating to its publication :

Pages 35(B and C), 49(B) and 50(B) are to be expunged.

Andrew HO
for Registrar, High Court



LEE & MAN HOLDING LIMITED
(理文集團有限公司*)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 746)

ANNOUNCEMENT

The Board of Directors ("the Board") of Lee & Man Holding Limited ("the Company") announces that:

Ms Lee Lai Chu ("Ms Lee") has resigned as the Executive Director of the Company with effect from 1 November 2004. Both the Board and Ms Lee confirmed that Ms Lee had no disagreement with the Board and Ms Lee confirmed that she was not aware of any matters which need to be drawn to the attention of the shareholders of the company.

The Board would like to extend its appreciation to Ms Lee for her valuable contribution during the tenure of her directorship in the Company.

As at the date of this announcement, the Board comprises of 4 executive directors, namely, Ms. Wai Siu Kee, Ms. Lee Marina Man Wai, Ms. Poon Lai Ming and Mr. Lee Man Yan, and 3 independent non-executive directors, namely, Mr. Heng Kwoo Seng, Mr. Wan Chi Keung, Aaron JP and Mr. Wong Kai Tung, Tony.

By Order of the Board
Cheung Kwok Keung
Company Secretary

Dated the 1st day of November 2004

* *for identification purposes only*

首創置業股份有限公司
BEIJING CAPITAL LAND LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2868)

NOTICE OF BOOK CLOSE

Further to the Notice of Extraordinary General Meeting issued by Beijing Capital Land Ltd. (the "Company") on 1st November 2004, the Company would like to announce that the Register of Members of the Company will be closed from Wednesday, 17th November 2004, to Friday, 17th December 2004 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for attending the Extraordinary General Meeting, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, Rm 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 16th November 2004.

By order of the Board
Beijing Capital Land Ltd.
Eva Chan
Company Secretary

Hong Kong, 1st November 2004

Classified Patsy Leung Tel: 2798 2707 Isabella Chan Tel: 2798 2765 Fax: 2798 2785



亞洲金融集團(控股)有限公司
ASIA FINANCIAL HOLDINGS LTD. *(Stock Code: 662)*

Incorporated in Bermuda with limited liability

ANNOUNCEMENT

The Board of the Company announces that Ms. Chan has been appointed as an alternate director to Tan Sri Tsao on 1st November 2004.

The Board of the Company also announces that Mr. Furukawa has been appointed as an alternate director to Mr. Muraoka on 1st November 2004.

The board of directors (the "Board") of Asia Financial Holdings Limited (the "Company") announces that Ms. Chan Yeow Toh ("Ms. Chan") has been appointed as an alternate director to Tan Sri Frank W.K. Tsao ("Tan Sri Tsao") on 1st November 2004.

The Board of the Company also announces that Mr. Kosuke Furukawa ("Mr. Furukawa") has been appointed as an alternate director to Mr. Takashi Muraoka ("Mr. Muraoka") on 1st November 2004.

Ms. Chan, aged 49, joined the IMC Group in 1990 and is presently Director - Corporate Development & Investment of IMC Development & Management Limited. She is a Fellow member of The Institute of Chartered Secretaries & Administrators, United Kingdom and The Malaysian Association of Company Secretaries. She was the Company Secretary of IMC Holdings Limited from 1990 until 2002 when it was delisted from The Stock Exchange of Hong Kong Limited. She is also director of a number of other companies in Hong Kong and overseas. Ms. Chan is also an alternate director to Tan Sri Tsao of Asia Insurance Company, Limited, a wholly-owned subsidiary of the Company.

Mr. Furukawa, aged 51, is currently the General Manager of the Hong Kong Branch of UFJ Bank Limited ("UFJ Bank") (being a wholly-owned subsidiary of UFJ Holdings, Inc., a substantial shareholder of the Company). He obtained his Bachelor of Business degree from Osaka City University in 1977 and joined UFJ Bank (previously Tokai Bank) in 1977.

Except for Mr. Furukawa being a staff of a wholly-owned subsidiary of a substantial shareholder of the Company, each of Ms. Chan and Mr. Furukawa does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. They do not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract entered into between each of Ms. Chan and Mr. Furukawa and the Company and no terms have been fixed or proposed for their length of service with the Company. Ms. Chan and Mr. Furukawa did not hold any other directorship in listed public company in the last three years.

Pursuant to the Bye-laws of the Company, Ms. Chan and Mr. Furukawa, as an alternate director to Tan Sri Tsao and Mr. Muraoka respectively, shall cease to be an alternate director if Tan Sri Tsao or Mr. Muraoka ceases for any reason to be a director of the Company and are not entitled to receive from the Company any fee in their capacity as alternate directors.

The Board takes this opportunity to welcome Ms. Chan and Mr. Furukawa to join the Board.

As at the date hereof, the Board comprises of the following directors:

Executive Directors:

Mr. Robin Y.H. Chan *(Chairman and Managing Director)*
The Hon. Bernard C. Chan *(Deputy Managing Director)*
Mr. Lau Ki Chit

Non-Executive Directors:

Tan Sri Frank W.K. Tsao
Mr. Ng Song Hin
Mr. Chatri Sophonpanich
Mr. Na Wu Beng
Dr. The Hon. Philip Y.H. Wong
Mr. Kenneth Chi Lam Siao
Mr. Kosuke Furukawa *(alternate director to Mr. Takashi Muraoka)*
Mr. Choedchu Sophonpanich
Mr. Tan Eng Heng
Mr. Yoshitaka Sawamura
Mr. Takashi Muraoka
Dr. Leo Tung Hai Lee
Ms. Chan Yeow Toh *(alternate director to Tan Sri Frank W. K. Tsao)*

Independent Non-Executive Directors:

Ms. Anna Suk Han Chow
Mr. Andrew Chiu Cheung Ma

By Order of the Board
Melanie Ng
Company Secretary

Hong Kong, 1st November 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

CLARIFICATION ANNOUNCEMENT

> The Board refers to the recent press articles regarding the provision of depositary and transaction settlement services by CNOOC Finance to the Group.
>
> The Board also wishes to clarify the shareholding interests of the substantial shareholders as disclosed in the Circular.

The board of directors (the "**Board**") of China Oilfield Services Limited (the "**Company**", together with its subsidiaries, the "**Group**") refers to the recent press articles regarding the provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited ("**CNOOC Finance**") to the Group (the "**Financial Services**"). Details of the transactions are set out in the Company's announcement dated 20 October 2004 (the "**Announcement**"). Terms defined in the Announcement shall have the same meanings when used herein.

It was quoted in the article that no fee savings would be realised from the Financial Services as CNOOC Finance is a fee-charging profit-oriented entity and the risk of depositing money at CNOOC Finance is not greater than putting money at any other bank. The Board would like to clarify as follows.

(i) The principal purpose for the Group to engage CNOOC Finance in the Financial Services has been to facilitate efficient and orderly settlement for transactions with members of CNOOC Group. The pricing policy of CNOOC Finance and commercial banks in the PRC are subject to the guidelines of the People's Bank of China, the central bank in the PRC, and the charges by CNOOC Finance for its financial services to the Group are comparable to those charged by the PRC banks for similar services. However, as CNOOC Finance is more familiar with the business of the Group and CNOOC Group, CNOOC Finance tends to be more efficient in terms of processing transactions than PRC banks that perform similar services and less time-consuming in terms of settling funds between members of the Group and those of CNOOC Group. It helps to reduce the Group's transaction costs (such as expense overlays, time cost, handling fees for transfer of funds and other administrative expenses).

(ii) With respect to the credibility of commercial banks in the PRC vis-a-vis that of CNOOC Finance, CNOOC Group was rated A2 by Moody's and BBB+ by The Standard and Poor's, which ratings, the Company believes, remain among the highest ratings assigned by these rating agencies to the PRC corporates, including commercial banks.

(iii) As disclosed in the Prospectus, CNOOC Finance is a non-bank financial institution established with the approval of the People's Bank of China. It is subject to the supervision of the China Banking Regulatory Commission. CNOOC Finance may engage in a variety of finance and investment activities including investments in equity securities, debt securities and real estate as well as borrowings and guarantees. It may also engage in CNOOC intra-group lending. The deposits with CNOOC Finance will not have the protection of any security interest or guaranty from CNOOC. However, given the creditability of CNOOC Group as stated in paragraph (ii) above, the Company believes that the risk profile of CNOOC Finance, as a provider of the depositary and settlement services to the Group, is not greater than commercial banks in the PRC.

The Company also refers to the circular of the Company dated 21 October 2004 (the "**Circular**"). The Directors noted with regret that due to oversight, the disclosure of the substantial shareholders' interests in the Company as contained in the Circular was inaccurate and it only reflected the Company's register as at 31 December 2003. The Company believes the discrepancy is not material and the Shareholders' interests and voting rights would not be prejudiced as:

(i) all the requisite information has been included in the Circular and the Shareholders are given all the particulars and information that are necessary to enable a shareholder to make an informed assessment of the subject transactions to be considered at the EGM;

(ii) the discrepancy in the disclosure does not disfranchise any of the Shareholders;

(iii) the shareholding interests of CNOOC in the Company have been disclosed in the Circular; and

(iv) the shareholdings in the Company of the other substantial shareholders that are not parties to the Non-Exempt Continuing Connected Transactions should not have any effect on the voting intention of the Shareholders.

The Company would like to set out the information as at 15 October 2004, being the latest practicable date (the "**Latest Practicable Date**") prior to the issue of the Circular, as follows:–

As at the Latest Practicable Date, according to the register of interest kept by the Company under Section 336 of the Securities and Futures Ordinance (the "**SFO**") and so far as was known to the Directors or chief executive of the Company, the following are details of the persons (other than a director, supervisors or chief executive of the Company) who had an interest or short position in the shares (including options) or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any options in respect of such capital) carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name	Capacity and nature of interest	Number and class of shares (Note 1)	Approximate percentage in the respective class of share capital in the Company	Approximate percentage of the issued share capital of the Company
China National Offshore Oil Corporation	beneficially owned	2,460,468,000 domestic shares (L)	100% (L)	61.58% (L)
Morgan Stanley	interest of a controlled corporation	89,890,000 H shares (L)	5.86% (L)	2.25% (L)
J.P. Morgan Chase & Co.	Note 2	259,005,000 H shares (L) 254,961,000 H shares (P)	16.87% (L) 16.61% (P)	6.48% (L) 6.38% (P)
State Street Corporation	interest of a controlled corporation	86,008,000 H shares (P)	5.60% (P)	2.15% (P)
The Capital Group Companies, Inc.	investment manager	169,808,925 H shares (L)	11.06% (L)	4.25% (L)
Schroder Investment Management North America Limited	investment manager	79,706,000 H shares (L)	5.19% (L)	1.99% (L)

Note 1: (L)-long position; (S)-short position; and (P)-lending pool

Note 2: holding 902,000 H shares as beneficial owner, 3,142,000 H shares as investment manager and 254,961,000 H shares as custodian corporation/ approved lending agent

Save as disclosed above, according to the register of interests kept by the Company under Section 336 of the SFO and so far as was known to the Directors or chief executive of the Company, there was no other person who, as at the Latest Practicable Date, had an interest or short position in the shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any member of the Company or in any options in respect of such capital.

The Company will check its record against the information set out in the website of the Stock Exchange more often on a regular basis to ensure that similar event will not occur in the future.

As at the date of this announcement, the Board comprises seven members: Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang as independent non-executive directors.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 1 November, 2004

TANRICH

TANRICH FINANCIAL HOLDINGS LIMITED

敦沛金融控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 812)

Appointment of Executive Director

The Board of Directors (the "Board") of Tanrich Financial Holdings Limited (the "Company") is pleased to announce that Mr. LEE Chi Shing, Caesar ("Mr. Lee") has been appointed as an executive director of the Company with effect from 1st November 2004.

Mr. Lee, aged 41, has over 19 years of experiences in taxation planning, investigation and consultant. Mr. Lee holds a bachelor degree in Accountancy from the Hong Kong Polytechnic University and a master degree of International Accountancy from City University of Hong Kong. Mr. Lee is a fellow of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Associate of Chartered Certified Accountants and a member of the Hong Kong Institute of Registered Financial Planner. He had worked in the field audit and investigation section of Inland Revenue Department for over 15 years. He was also a senior executive of Tax Department of Ernst and Young and a tax partner of Andes Glacier & Co.

Mr. Lee has not held any directorship in listed public companies in the last three years or any position with the Company and its subsidiaries (collectively the "Group") immediately before the date of his appointment. Mr. Lee does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lee has entered into a service agreement with the Company for a term of two years commencing from the effective date and shall continue every two years thereafter unless and until terminated by either the Company or Mr. Lee giving to the other not less than three month's notice in writing to determine the same. He is entitled a salary and allowance of HK$100,000 per month, one month discretionary bonus and a year end bonus of an amount equals to 2% of the net profit after tax of the Group as reflected in the audited consolidated financial statements of the Group, which has been determined and approved by the Board with reference to his duties and responsibilities.

The Board takes this opportunity to express warm welcome to Mr. Lee to join the Board.

As at the date of this announcement, the executive directors of the Company are Mr. Yip Man Fan, Mr. Kwok Kam Hoi and Mr. Toru Tsunoyama, the independent non-executive directors of the Company are Mr. Lam, Andy Siu Wing, JP, Mr. Sun Shuyi and Mr. Yu King Tin.

By Order of the Board
Kwok Kam Hoi
Chief Executive

Hong Kong, 2nd November 2004

* *For identification only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code : 669)

ANNOUNCEMENT
FURTHER DELAY IN DESPATCH OF THE CIRCULAR

> The Company has applied to the Stock Exchange for a further extension of the deadline for despatch of the Circular from 2nd November 2004 to 23rd November 2004.

Terms used in this announcement shall have the same meaning as defined in the announcement made by the Company dated 30th August 2004, the announcement made by the Company dated 20th September 2004 and the announcement made by the Company dated 11th October 2004 (the "Third Announcement") unless the context otherwise requires.

Reference is made to the Third Announcement in which it was mentioned that the Company had applied to the Stock Exchange for a further waiver of strict compliance with Rule 14.38 of the Listing Rules and a further extension of the deadline for despatch of the Circular from 12th October 2004 to 2nd November 2004. On 13th October 2004, the Stock Exchange granted such further waiver on the condition that the Company would despatch the Circular on or before 2nd November 2004. The Business is conducted through the Sold Companies in various overseas jurisdictions, including the United States of America, Germany, Belgium, The Netherlands, France, United Kingdom, Malaysia, Singapore and Thailand. Additional time is required by the Company and its auditors to reply to the comments from the Stock Exchange on the draft Circular. Accordingly, there is a further delay in the despatch of the Circular. In view of the additional time required, the Company has applied to the Stock Exchange for a further waiver of strict compliance with Rule 14.38 of the Listing Rules and a further extension of the deadline for despatch of the Circular from 2nd November 2004 to 23rd November 2004.

As at the date of this announcement, the Board comprises five Group executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami, one non-executive Director, namely, Mr. Vincent Ting Kau Cheung and three independent non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 1st November 2004

Wise Buyers and Sellers

won't miss the property feature every Friday !

For property, please contact

Patsy Leung

Tel: 2798 2707 Fax: 2798 2785

classified@thestandard.com.hk



The Standard

No.	Reference	Title	Classification
41	OAT/GOT/1208/04	D-3669	Class III article (obscene)
42	OAT/GOT/1209/04	D-3659	Class III article (obscene)
43	OAT/GOT/1210/04	NASTY AS I WANNA BE	Class III article (obscene)
44	OAT/GOT/1211/04	WKD3758	Class III article (obscene)
45	OAT/GOT/1212/04	DB-320	Class II article (indecent)
46	OAT/GOT/1213/04	DB-167	Class II article (indecent)
47	OAT/GOT/1214/04	NO-6118	Class III article (obscene)
48	OAT/GOT/1215/04	ALL YOU NEED IS SEED AND GUM PART 7	Class III article (obscene)
49	OAT/GOT/1216/04	flower	Class III article (obscene)
50	OAT/GOT/1217/04	GORGEOUS BODY	Class II article (indecent)
51	OAT/GOT/1218/04	7682	Class II article (indecent)
52	OAT/GOT/1219/04	7661	Class III article (obscene)
53	OAT/GOT/1220/04	7931	Class II article (indecent)
54	OAT/GOT/1221/04	6020	Class II article (indecent)
55	OAT/GOT/1222/04	DEEP INSIDE HOLE	Class III article (obscene)
56	OAT/GOT/1223/04	ああご主人様	Class III article (obscene)
57	OAT/GOT/1224/04	Jules Jordan : Feeding Frenzy 4	Class III article (obscene)
58	OAT/GOT/1225/04	Ran Muto SPECIAL EDITION	Class III article (obscene)
59	OAT/GOT/1226/04	TGIRL Vol.4	Class III article (obscene)
60	OAT/GOT/1227/04	Don't Tie Us Up !	Class II article (indecent)
61	OAT/GOT/1228/04	義母のM汁	Class III article (obscene)
62	OAT/GOT/1229/04	母子相姦	Class II article (indecent)
63	OAT/GOT/1230/04	Slim Beauty	Class III article (obscene)
64	OAT/GOT/1231/04	若妻白書なおみ	Class III article (obscene)
65	OAT/GOT/1232/04	FBD4-04017	Class II article (indecent)
66	OAT/GOT/1233/04	プレイボノイカテイ	Class III article (obscene)
67	OAT/GOT/1234/04	JAPANESE SUPER IDOLS Vol.23	Class III article (obscene)
68	OAT/GOT/1235/04	JAPANESE SUPER IDOLS Vol.20	Class III article (obscene)
69	OAT/GOT/1236/04	TRANSX # 7	Class III article (obscene)
70	OAT/GOT/1237/04	BORDER HOPPERS	Class III article (obscene)
71	OAT/GOT/1238/04	I know you're watching #3	Class III article (obscene)
72	OAT/GOT/1239/04	Service Animals 17	Class III article (obscene)
73	OAT/GOT/1240/04	BLACK CUM'N WHITE GIRLS 2 (G1188)	Class III article (obscene)
74	OAT/GOT/1241/04	TIGHT & ASIAN 5 (DVD228)	Class III article (obscene)
75	OAT/GOT/1242/04	美熟女 D-4333	Class II article (indecent)
76	OAT/GOT/1243/04	Kaori Wakaba	Class II article (indecent)
77	OAT/GOT/1244/04	綺麗の女	Class III article (obscene)
78	OAT/GOT/1245/04	Czech Whores	Class III article (obscene)
79	OAT/GOT/1246/04	Slumber party 18	Class III article (obscene)
80	OAT/GOT/1247/04	POV pervert #3	Class III article (obscene)
81	OAT/GOT/1248/04	エッチな妖精	Class III article (obscene)
82	OAT/GOT/1249/04	恥悦少女 XIII	Class III article (obscene)
83	OAT/GOT/1250/04	HUSTLER CASTING COUCH	Class III article (obscene)
84	OAT/GOT/1251/04	A2M#3 (The Art of Ass to Mouth)	Class III article (obscene)
85	OAT/GOT/1252/04	JUICY GIRL VOL.15	Class II article (indecent)
86	OAT/GOT/1253/04	BIG NATURAL TITS 11	Class III article (obscene)
87	OAT/GOT/1254/04	Chica Boom 26	Class III article (obscene)
88	OAT/GOT/1255/04	THE EVIL EMPIRE	Class III article (obscene)
89	OAT/GOT/1256/04	girl+girl No.7	Class III article (obscene)
90	OAT/GOT/1257/04	PETER NORTH'S ANAL ADDICTS VOL.14	Class III article (obscene)
91	OAT/GOT/1258/04	THE BLACK AND THE BLONDE VOL.3	Class III article (obscene)
92	OAT/GOT/1259/04	Hardcore Lesbian	Class II article (indecent)
93	OAT/GOT/1260/04	Fetish Lesbian	Class III article (obscene)
94	OAT/GOT/1261/04	AROUSED	Class II article (indecent)
95	OAT/GOT/1262/04	ARIA	Class II article (indecent)
96	OAT/GOT/1263/04	RUB THE MUFF	Class II article (indecent)
97	OAT/GOT/1264/04	TOKYO BIG BUST VOL.1	Class III article (obscene)
98	OAT/GOT/1265/04	MIZORE	Class III article (obscene)
99	OAT/GOT/1266/04	JAPANESE SUPER IDOLS VOL.13	Class III article (obscene)
100	OAT/GOT/1267/04	Bathroom 3	Class III article (obscene)
101	OAT/GOT/1268/04	LUSH GIRLS GO CRAZY	Class III article (obscene)
102	OAT/GOT/1269/04	ペルソナ	Class II article (indecent)
103	OAT/GOT/1270/04	爆乳痴女 (MHD-004)	Class II article (indecent)
104	OAT/GOT/1271/04	Rui Hayama (FBD4-05035)	Class II article (indecent)
105	OAT/GOT/1272/04	SEX じかけのフエロモン	Class II article (indecent)

Andrew HO
for Registrar, High Court

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

ANNOUNCEMENT
FURTHER DELAY IN DESPATCH OF THE CIRCULAR

The Company has applied to the Stock Exchange for a further extension of the deadline for despatch of the Circular from 12th October 2004 to 2nd November 2004.

Terms used in this announcement shall have the same meaning as defined in the announcement made by the Company dated 30th August 2004 and the announcement made by the Company dated 20th September 2004 (the "Second Announcement") unless the context otherwise requires.

Reference is made to the Second Announcement in which it was mentioned that the Company had applied to the Stock Exchange for a waiver of strict compliance with Rule 14.38 of the Listing Rules and an extension of the deadline for despatch of the Circular from 21st September 2004 to 12th October 2004. On 22nd September 2004, the Stock Exchange granted such waiver on the condition that the Company would despatch the Circular on or before 12th October 2004. The Business is conducted through the Sold Companies in various overseas jurisdictions, including the United States of America, Germany, Belgium, The Netherlands, France, United Kingdom, Malaysia, Singapore and Thailand. Additional time is required by the Company and its auditors to obtain information from these overseas jurisdictions and compile certain information to meet the disclosure requirements required by the Listing Rules to be included in the Circular. The accounts of the Business are currently produced in accordance with Swedish GAAP and it will take the auditors time to prepare these figures for the Circular in accordance with IFRS. Accordingly, there is a delay in the despatch of the Circular. In view of the additional time required, the Company has applied to the Stock Exchange for a waiver of strict compliance with Rule 14.38 of the Listing Rules and a further extension of the deadline for despatch of the Circular from 12th October 2004 to 2nd November 2004.

As at the date of this announcement, the Board comprises five Group executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Dr. Akio Urakami, one non-executive director, namely, Mr. Vincent Ting Kau Cheung and three independent non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 11th October 2004

申請會社酒牌續期啓事
CLUB EL CID

現特通告：ASPURIA CARMEN BAO-ILAN 其地址爲香港灣仔軒尼斯道344-354號昌業大廈十八樓348號室現向酒牌局申請位於香港銅鑼灣謝斐道460-462號楊耀織商業大廈五樓A-D室CLUB EL CID的會社酒牌續期。凡反對是項申請者，請於此公告登報之日起十四天內，將已簽署及申明理由之反對書，寄交香港灣仔軒尼詩道225號駱克道市政大廈8字樓酒牌局秘書收。

日期: 二零零四年十月十二日

APPLICATION FOR RENEWAL OF CLUB LIQUOR LICENCE
CLUB EL CID

Notice is hereby given that ASPURIA CARMEN BAO-ILAN of Room 348, 18/F, Cheong Ip Building, 344-354 Hennessy Road, Wanchai, Hong Kong is applying to the Liquor Licensing Board for renewal of the Club Liquor Licence in respect of CLUB EL CID at Flat A-D, 5/F, Yeung Iu Chi Commercial Building, 460-462 Jaffe Road, Causeway Bay, Hong Kong. Any person who knows any reason why this renewal should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, 8/F, Lockhart Road Municipal Services Building, 225 Hennessy Road, Wanchai, Hong Kong within 14 days from the date of this notice.

Date: 12th October 2004

0201159-1-TS037



長者安居服務協會
Senior Citizen Home Safety Association

INCOME AND EXPENDITURE ACCOUNT OF FLAG DAY ON 17 JULY 2004

	HK$
INCOME	
Donation	1,600,179
LESS EXPENDITURE	
Cleaning fee	1,938
Flag day bag	12,100
Newspaper announcement	2,970
Postage	11,557
Production	15,150
Salary	18,100
Security	5,600
Stationery & photocopying	5,639
Sundries	7,297
Transportation	7,579
	87,930
SURPLUS	1,512,249

Certified by LUI & CHENG CPL LIMITED
(PSP No.FD/10/2004)

0201134-1-TS037

Classified
Patsy Leung Tel : 2798 2707 Isabelle Chan Tel : 2798 2765
Fax : 2708 2785

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in TECHTRONIC INDUSTRIES COMPANY LIMITED, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code : 669)

MAJOR TRANSACTION

PROPOSED ACQUISITION OF COMPANIES COMPRISING THE MILWAUKEE®, AEG® AND DREBO® ELECTRIC POWER TOOLS AND ACCESSORIES BUSINESSES OF ATLAS COPCO AB

Financial Adviser to the Company



A letter from the Board (as defined herein) is set out on pages 1 to 20 of this circular.

A notice convening an extraordinary general meeting of TECHTRONIC INDUSTRIES COMPANY LIMITED to be held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on 3rd January 2005 at 10:00 a.m. is set out on pages 133 to 134 of this circular. Whether or not you are able to attend such meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of TECHTRONIC INDUSTRIES COMPANY LIMITED at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting (as the case may be) should you so wish.

23rd November 2004

CONTENTS

Page

DEFINITIONS ii

LETTER FROM THE BOARD

A. INTRODUCTION 1

B. STOCK PURCHASE AGREEMENT 2
  1. Date 2
  2. Parties 2
  3. Assets to be acquired 2
  4. Purchase price 3
  5. Conditions 3
  6. Break fee 4
  7. Termination 4
  8. Closing 5

C. INFORMATION ABOUT THE BUSINESS 5
  1. Description of the Business 5
  2. Business and financial review 6

D. INFORMATION ABOUT ATCO 16

E. INFORMATION ABOUT THE COMPANY 16

F. BUSINESS AND FINANCIAL PROSPECTS OF THE ENLARGED GROUP 16

G. REASONS FOR AND BENEFITS OF THE TRANSACTION 17

H. PRO FORMA FINANCIALS OF THE ENLARGED GROUP 18

I. EGM 19

J. RECOMMENDATION 20

K. ADDITIONAL INFORMATION 20

APPENDIX I – FINANCIAL INFORMATION ON THE TECHTRONIC GROUP 21

APPENDIX II – UNAUDITED INTERIM RESULTS OF THE TECHTRONIC GROUP FOR THE SIX MONTHS ENDED 30TH JUNE 2004 71

APPENDIX III – ACCOUNTANTS' REPORT ON THE BUSINESS 82

APPENDIX IV – PRO FORMA STATEMENT ON THE ENLARGED GROUP 118

APPENDIX V – INFORMATION ON THE SOLD COMPANIES 123

APPENDIX VI – GENERAL INFORMATION 126

NOTICE OF THE EGM 133

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"ACNA"	Atlas Copco North America Inc., a Delaware corporation and a wholly-owned subsidiary of ATCO
"AET"	Atlas Copco Electric Tools GmbH, a company organised under the laws of Germany and currently a wholly-owned subsidiary of ATCO which, upon the closing of the Transaction, will become a wholly-owned subsidiary of the Company
"ATCO"	Atlas Copco AB, a company organised under the laws of Sweden and whose shares are listed on the Stockholm, London and Frankfurt stock exchanges
"ATHG"	Atlas Copco Holding GmbH, a company organised under the laws of Germany and a wholly-owned subsidiary of ATCO
"Board"	the board of Directors
"Business"	ATCO's electric power tools and accessories businesses, currently conducted through METCO and AET and certain other ancillary entities of ATCO under the brand names "Milwaukee®", "AEG®" and "DreBo®"
"Business Day"	any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York, US
"Company"	Techtronic Industries Company Limited, a public company limited by shares incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange

"Convertible Bonds"	the zero coupon convertible bonds due 2009 in the aggregate principal amount of US$140,000,000 (being approximately HK$1,092,000,000) issued by the Company
"Directors"	the directors of the Company
"DreBo"	DreBo Werkzeugfabrik GmbH, a company organised under the laws of Germany and currently a wholly-owned subsidiary of ATCO which, upon the closing of the Transaction, will become a wholly-owned subsidiary of the Company
"EGM"	the extraordinary general meeting of Shareholders convened by the Board to be held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on 3rd January 2005 at 10:00 a.m. (or any adjournment thereof), at which an ordinary resolution will be proposed and, if thought fit, passed to approve the Transaction
"Enlarged Group"	the Techtronic Group immediately after closing of the Transaction
"Euro"	Euro, the lawful currency of the European Union
"Existing Scheme"	the employee share option scheme adopted by the Company on 28th March 2002
"GAAP"	generally accepted accounting principles
"HKFRS"	Hong Kong Financial Reporting Standards
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFRS"	International Financial Reporting Standards

"Latest Practicable Date"	19th November 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information set out in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"METCO"	Milwaukee Electric Tool Corporation, a Delaware corporation and currently a wholly-owned subsidiary of ATCO which, upon the closing of the Transaction, will become a wholly-owned subsidiary of the Company
"Parties"	the parties to the Stock Purchase Agreement, being the Purchasers and Sellers
"PRC"	the People's Republic of China (excluding for the purpose of this circular, Hong Kong, Macau and Taiwan)
"Purchasers"	the Company and the following direct and indirect subsidiaries of the Company: RTG, TTINA, TTI GmbH, Techtronic Industries Asia Holdings (BVI), Techtronic Industries NAFTA Holdings and A&M Industries S.a.r.l., and such other subsidiaries and entities as the Company may designate on or before the closing of the Transaction to acquire the Business or any part thereof
"RTG"	Ryobi Technologies GmbH, a company organised under the laws of Germany and a wholly-owned subsidiary of the Company
"SEK"	Swedish Krona, the lawful currency of Sweden
"Sellers"	ATCO, ACNA and ATHG

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	holder(s) of Shares
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company
"Share Options"	the 74,451,000 outstanding options granted under the Existing Scheme and the Terminated Scheme entitling the holders thereof to subscribe for an aggregate of 74,451,000 new Shares
"Sold Companies"	the companies listed in Appendix V, including Esstar Incorporated (the holding company for METCO), AET, and DreBo, as well as related operating and holding companies which, together with their respective subsidiaries, together comprise the Business
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Stock Purchase Agreement"	the conditional stock purchase agreement, dated 28th August 2004, made between the Sellers and the Purchasers relating to the Transaction
"Techtronic Group"	the Company and its subsidiaries
"Terminated Scheme"	the employee share option scheme adopted by the Company on 25th May 2001 and terminated on 28th March 2002
"Transaction"	the proposed acquisition by the Purchasers of all the issued and outstanding shares of each of the Sold Companies from the Sellers pursuant to the Stock Purchase Agreement

"TTINA"	Techtronic Industries North America, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company
"UBS Investment Bank"	UBS AG, Hong Kong Branch, a corporation deemed to be registered under the SFO for Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities as defined under the SFO, and the financial adviser to the Company in respect of the Transaction
"US$"	US dollars, the lawful currency of the US
"US"	United States of America

Unless otherwise specified, where financial information in this circular has been converted into Hong Kong dollars, it has been converted at the exchange rates set out below, being the exchange rates prevailing on 27th August 2004. Such conversions have been made solely for the convenience of readers and should not be construed as a representation that such amounts have been, could have been or could be converted into Hong Kong dollars at such rates or any other rates or at all.

US$1.00	:	*HK$7.7997*
SEK1.00	:	*HK$1.0270*



Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

Group Executive Directors:
Mr Horst Julius Pudwill
(Chairman and Chief Executive Officer)
Mr Roy Chi Ping Chung
(Managing Director)
Mr Kin Wah Chan
Mr Chi Chung Chan
Dr Akio Urakami

Non-executive Director:
Mr Vincent Ting Kau Cheung

Independent Non-executive Directors:
Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley
Mr Manfred Kuhlmann

Registered office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

23rd November 2004

To the Shareholders and for information only,
to the holders of the Share Options and the Convertible Bonds:

Dear Sir or Madam,

MAJOR TRANSACTION

Proposed acquisition of companies comprising the Milwaukee®, AEG® and DreBo® electric power tools and accessories businesses of Atlas Copco AB

A. INTRODUCTION

On 30th August 2004, the Board announced that the Company had on 28th August 2004 entered into the Stock Purchase Agreement to purchase from the Sellers all the issued and outstanding shares of the Sold Companies, which together comprise ATCO's electric power tools and accessories businesses, currently conducted under the brand names "Milwaukee®", "AEG®" and "DreBo®".

On 20th September 2004, 11th October 2004 and 1st November 2004, the Company announced that as additional time was required to obtain and compile certain information, including the accountants' report on the Business which is prepared under IFRS to meet the disclosure requirements required by the Listing Rules to be included in this circular, there would be delays in the despatch of this circular.

The Transaction constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules and will therefore require the approval of Shareholders at the EGM.

The purpose of this circular is to provide you with further information relating to the Transaction, the Company, the Business and the Enlarged Group, and to give you notice of the EGM at which an ordinary resolution will be proposed and, if thought fit, passed to approve the Transaction.

B. STOCK PURCHASE AGREEMENT

Set out below is a summary of the principal terms of the Stock Purchase Agreement.

1. Date

The date of the Stock Purchase Agreement is 28th August 2004.

2. Parties

(a) ATCO, ACNA and ATHG as Sellers; and

(b) the Company and the following direct and indirect subsidiaries of the Company: RTG, TTINA, TTI GmbH, Techtronic Industries Asia Holdings (BVI), Techtronic Industries NAFTA Holdings and A&M Industries S.a.r.l., and such other subsidiaries and entities as the Company may designate on or before the closing of the Transaction to acquire the Business or any part thereof, as Purchasers.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, the Sellers and their ultimate beneficial owners are independent of the Company and with each of the Directors, chief executive or substantial shareholders of the Company and its subsidiaries, and each of their respective associates (as defined in the Listing Rules).

3. Assets to be acquired

The Purchasers will acquire all the issued and outstanding shares of the Sold Companies from the Sellers. Further information on the Sold Companies is set out in Appendix V to this circular.

4. Purchase price

The purchase price for the Business, which will be paid in cash at the closing of the Transaction, is US$626.6 million (being approximately HK$4,887.3 million) (consisting of the pre-adjustment purchase price of US$712.8 million (being approximately HK$5,559.6 million), reduced by an agreed pre-closing adjustment of US$86.2 million (being approximately HK$672.3 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Sold Companies and adjustments with respect to related deferred asset accounts and to certain accruals). The purchase price is calculated on the basis of the Sold Companies having no indebtedness or cash and its net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285.0 million (being approximately HK$2,222.9 million). If the net tangible assets of the Business as shown in such agreed closing statements are less than US$285.0 million (being approximately HK$2,222.9 million), the purchase price will be reduced by the amount of the shortfall. If the net tangible assets of the Business as shown in such agreed closing statements are greater than US$285.0 million (being approximately HK$2,222.9 million), the purchase price will be increased by the amount of such excess. The net tangible assets of the Business, prepared in accordance with IFRS, as at 30th June 2004 was US$292.0 million (being approximately HK$2,277.5 million). Within 90 days of the closing of the Transaction, the Purchaser will prepare (in accordance with Swedish GAAP) a final closing statement for the Business. Once the final closing statement has been agreed between the Parties (or by an internationally recognised firm of independent public accountants if agreement is not reached within the specified time period), any necessary adjustment to the purchase price shall be paid within three Business Days after the delivery of the final closing statement. In addition, within five Business Days after the closing of the Transaction, the Purchasers will reimburse the Sellers on a dollar-for-dollar basis, for the amount of cash actually included in the Business at closing, an amount which is not expected to exceed US$37.0 million (being approximately HK$288.6 million).

The purchase price for the Business has been determined after arm's length negotiations based on various factors including the global market presence, well established and widely recognised brands, earnings potential and growth prospects of the Business. The Directors believe that the terms of the Transaction are fair and reasonable and in the interest of Shareholders as a whole.

The Company will satisfy the purchase price for the Transaction from internal resources and bank borrowings available to it.

5. Conditions

The Stock Purchase Agreement is subject to the satisfaction or waiver of the following conditions (among others):

(a) neither the Purchasers nor the Sellers having breached any of their respective representations, warranties or covenants, except for such breaches of representations and warranties and covenants that, in the aggregate, are not reasonably likely to have a material adverse effect on the Business;

(b) relevant US and German anti-trust approvals having been obtained or the applicable waiting periods having expired or terminated;

(c) the Shareholders having approved the Transaction in accordance with the requirements of the Listing Rules; and

(d) the Sellers having paid in full all indebtedness outstanding on the date and shall have obtained a release of all related encumbrances, if any, except to the extent such indebtedness is continued by agreement of the Parties and reflected in the purchase price.

As at the Latest Practicable Date, condition (b) above had been fulfilled.

6. Break fee

In light of the costs and expenses incurred by ATCO in negotiating the Transaction and the potential damage to its reputation if the Transaction does not proceed, the Company has agreed that, in the event the Shareholders do not approve the Transaction at the EGM, and the Stock Purchase Agreement has not been previously terminated in accordance with its terms, the Company shall pay to ATCO a break fee of US$20.0 million (representing approximately 3.2% of the purchase price of the Business) within three Business Days of the EGM. The Directors confirm that such break fee is fair and reasonable, and the Company will make an appropriate announcement regarding the payment of a break fee, if applicable.

7. Termination

The Stock Purchase Agreement may be terminated:

(a) at any time by mutual written consent of the Company and ATCO; or

(b) by the Company or ATCO after 31st March 2005 (or such later date as may be agreed in writing between them), if the Transaction is not consummated on or before such date; provided that a party may not terminate the Stock Purchase Agreement if the failure of such consummation is due to the failure of the party wishing to terminate to comply in all material respects with its agreements and covenants contained therein; or

(c) by the Company, if any Sellers shall breach in any respect any of its representations, warranties or obligations under the Stock Purchase Agreement that would constitute a failure of the conditions to the obligations of the Company thereunder and such breach shall not have been timely cured; or

(d) by the Company, if (i) a material adverse effect on the Business has occurred or (ii) any other event or condition has occurred that would prevent fulfilment of the conditions to the Company's obligations thereunder; or

(e) by ATCO, if any Purchasers shall breach in any respect any of its representations, warranties or obligations that would constitute a failure of the conditions to its obligations and such breach shall not have been cured in all material respects or if the Company shall breach other specified obligations thereunder.

8. Closing

Closing of the Transaction is expected to take place at 10:00 a.m. (New York time) on and as of the last Business Day of the month in which all conditions have been either satisfied or waived, or at such other time and place as the Purchasers and the Sellers shall agree.

Closing of the Transaction is expected to take place on or before 31st March 2005.

C. INFORMATION ABOUT THE BUSINESS

1. Description of the Business

METCO is a leading producer and seller of heavy-duty portable electric tools and accessories. It designs and sells over 400 different tool models ranging from drills, Sawzall® brand reciprocating saws, circular saws, grinders and hammers to tools designed for specific applications such as diamond drill rigs and Steel Hawg® cutting systems, as well as over 3,500 accessory products. Most of METCO's products are marketed under the well-established and widely recognized Milwaukee® brand. End users of METCO's products are primarily professional tradesmen, including electricians, plumbers, mechanical contractors, general contractors, metal fabricators, HVAC/sheet metal installers and fabricators, maintenance repair operation professionals, and municipal and utility workers. METCO's geographical focus has historically been North America, but during 2001 and 2002 it launched the Milwaukee® brand in Australia and Europe.

AET is located in Winnenden near Stuttgart, Germany and is responsible for developing, manufacturing and distributing high-quality handheld power tools and accessories under the AEG® and Milwaukee® brands. AET's products are marketed through sales companies in Europe, Asia, Australia and South Africa, and are used primarily by professional tradesmen.

AET's sister company, DreBo, is a leading producer of rotary carbide tipped drill bits for concrete, masonry and stone. DreBo® products are delivered globally to original equipment manufacturers of power tools, accessories and fasteners, and to various industrial and hardware distributors, all of which sell such products under their respective house brands. The products are eventually used by construction companies, stone fixing companies and the fastening industry.

2. Business and financial review

Paragraph 2 of Appendix 16 to the Listing Rules requires that each set of financial statements presented in a circular shall provide a true and fair view of the state of affairs of the business, company or companies being acquired by a listed issuer and of the results of its operations and its cashflows and shall include, at a minimum, the following components:

(1) balance sheet;

(2) income statement;

(3) cashflow statement;

(4) statement of change in equity;

(5) comparative figures for the statements referred to in (1) to (4) above inclusive for the corresponding previous period; and

(6) accounting policies and explanatory note.

The accountants' report for the Business as set out in Appendix III to this circular covers the three years ended 31st December 2003 and the six months ended 30th June 2004. In other words, paragraph 2(5) of Appendix 16 to the Listing Rules will require the inclusion of comparative figures for the Business for the six months ended 30th June 2003 (the "Comparative Figures") in this circular.

The Business is operated through 32 units which are situated around the world and only 10 of these units are separate legal entities which are solely related to the operation of the Business. The remaining 22 units form part of the other ATCO group companies. The Company has been advised by ATCO that the management accounts in any of these 22 units are not prepared specifically in relation to the Business. Therefore, the preparation of the Comparative Figures will require such information to be created and collected as a separate exercise for these units. Moreover, information required to be disclosed in note format to the accounts of the Business is not required to be prepared for interim periods under Swedish accounting standards and has not therefore been prepared by the Business. As this information is generally only available for the separate legal entities it will be extremely difficult to prepare such disclosures in note format for the other units. The preparation of the Comparative Figures will involve extensive coordination and involvement of a significant number of ATCO staff around the world and the collection of information previously not created or recorded which would be an unduly burdensome task for ATCO. ATCO is not certain that all of the information required for the Comparative Figures is available because sixteen months have passed since 30th June 2003. Accordingly, the Company has applied for a waiver in relation to the requirement of paragraph 2(5) of the Appendix 16 to the Listing Rules to include the Comparative Figures.

The following table shows the audited consolidated turnover and profits of the Business for the three years ended 31st December 2003, and the six months ended 30th June 2004 extracted from the accountants' report as set out in Appendix III:

	Year ended 31st December			Six months ended
	2001	2002	2003	30th June 2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Turnover	644.7	664.5	692.7	352.0
Profit before taxation	24.8	26.3	29.7	19.8
Net profit for the year/period	11.8	11.7	13.0	10.6

The accountants' report on the Business as set out in Appendix III has been prepared in accordance with IFRS. The Directors believe that there are no significant differences in the accountants' report on the Business as prepared under IFRS and under HKFRS.

(a) **Six months ended 30th June 2004**

Market Review

The North American market showed stronger growth in early 2004, driven by an improving US economic environment, with particularly strong growth in the industrial distributor and hardware channels. In Europe, the market conditions remained muted, although initial signs of market recovery were visible in some European markets.

Sales

Reported sales in the six months ended 30th June 2004 were US$352.0 million, which represented an increase over the same period in the previous year due to an increase in total volumes, favourable exchange rate movements, the DreBo acquisition and growth in accessories sales.

The Business' North American operations showed strong growth in the industrial distributor and hardware channels, while the home center channel continued to lag primarily due to lower sales to the Home Depot. In Europe, some markets showed initial signs of economic recovery and the Business won a major new contract as prime supplier to a pan-European industrial distributor. The increase in sales was also partially the result of the contribution of DreBo for the full six months ended 30th June 2004 compared to only three months in the same period in 2003. Furthermore, DreBo sales in the three month period ended 30th June 2004 rose in comparison to the equivalent period in 2003.

Gross Profit

Gross profit, after cost of goods sold, was US$106.8 million in the six months ended 30th June 2004 (equivalent to a gross profit margin of approximately 30.3%). This represented an increase in absolute dollar and gross margin terms over the same period in the previous year, which was the result of higher invoicing volume, the acquisition of DreBo in April 2003, higher factory capacity utilization and efficiency gains. The latter was partially due to the contribution from the new Czech assembly plant where costs are substantially lower than in the German facilities.

To improve operational efficiency, the Business has continued its strategy of shifting production capacity to low cost manufacturing countries and in January 2004, tool assembly commenced in Mexico. Sourcing of components is also continuously optimized and increasingly done in low cost countries.

Marketing Expenses

Marketing expenses totalled US$44.2 million in the six months ended 30th June 2004, representing an increase over the same period in the previous year. The increase was primarily driven by unfavourable exchange rate movements and ongoing marketing activities in Europe supporting both the Milwaukee® and AEG® brands.

Administrative Expenses

Administrative expenses totalled US$21.7 million in the six months ended 30th June 2004, representing an increase over the same period in the previous year. The increase was primarily due to unfavourable exchange rate movements (which increased the administrative expenses by approximately 5%), the acquisition of DreBo and costs associated with implementing the Standard Accounting Program system.

Research and Development Costs

Research and development costs amounted to US$11.1 million in the six months ended 30th June 2004, representing an increase over the same period in the previous year. The Business has continued its focus on the development of new and improved cordless products, including improved batteries, to address the growing need for more powerful cordless tools.

Goodwill Amortisation

Amortisation of goodwill amounted to US$6.7 million in the six months ended 30th June 2004, representing an increase over the same period in the previous year. This was due to the acquisition of DreBo in April 2003 and the resulting amortisation of goodwill for the full six months ended 30th June 2004 compared to only three months for the six months ended 30th June 2003.

Other Income and Expenses from Operations

Other operating income and expenses comprised mainly operating exchange differences and capital gains/losses on disposal of fixed assets. In the six months ended 30th June 2004, other income from operations amounted to US$0.3 million.

Operating Profit

Operating profit was US$23.4 million (or approximately 6.6% of turnover) in the six months ended 30th June 2004, representing an increase in absolute dollar and operating margin terms over the same period in the previous year. The increase in operating profit margin was primarily due to the increase in gross profit margin.

Financial Income and Expenses

Net financial expenses amounted to US$3.6 million in the six months ended 30th June 2004.

Taxes

Charges for taxes amounted to US$9.2 million in the six months ended 30th June 2004. This represents an increase over the same period in the previous year, reflecting the substantial improvement in profits.

Net Profit

Net profit amounted to US$10.6 million in the six months ended 30th June 2004.

(b) **Year ended 31st December 2003 compared to year ended 31st December 2002**

Market Review

North American demand for professional electric tools weakened in the latter part of 2002 and remained weak in the first half of 2003. The latter part of 2003 showed some recovery. In Europe, demand deteriorated for the third consecutive year, especially in Germany and the Nordic region. Overall, demand for cordless battery tools improved in comparison to the demand for corded tools.

Sales

Turnover in 2003 was US$692.7 million, an increase of approximately 4% compared to US$664.5 million in 2002. Exchange rate movements, principally the depreciation of US dollars against Euro, and the acquisition of DreBo in April 2003, offset a decrease in underlying turnover.

The weakening of the US dollars did, in particular, impact the sales contribution from the Asian markets where Euro based production costs were at a disadvantage compared to production costs in US dollars or other currencies tied to US dollars. Home Centers in the US were generally overstocked in the beginning of 2003 and inventory adjustments had an adverse effect on sales for the Business in the first quarter of 2003. The sales in Europe were impacted by the price repositioning of the AEG® brand, including deliberately exiting certain Home Center business. The decrease in sales in local currency in the European operations was more than offset by the acquisition of DreBo in April 2003, and the accessories business continued to develop positively during 2003.

Gross Profit

Gross profit, after cost of goods sold, was US$189.0 million for fiscal year 2003, (equivalent to a gross profit margin of approximately 27.3%), compared to US$177.0 million in fiscal year 2002 (equivalent to a gross profit margin of approximately 26.6%). To structurally improve operational efficiency, the Business continued its strategy of shifting production capacity and sourcing to lower cost countries. During 2003, the majority of the German assembly operations were relocated to the Czech Republic, for which a restructuring charge was reflected in the 2002 accounts. The restructuring cost associated with the new assembly plant in Mexico was reflected in the 2003 accounts. The negative effect from lower sales volumes was partially offset by cost reductions and higher than average margins on the acquired DreBo products.

Marketing Expense

Marketing expenses totalled US$80.7 million in fiscal year 2003 compared to US$77.8 million in 2002, representing an increase of approximately 3.7%, largely as a result of unfavourable exchange rate movements.

Administrative Expenses

Administrative expenses totalled US$40.1 million in fiscal year 2003 compared to US$33.6 million in 2002, representing an increase of approximately 19.3% largely as a result of unfavourable exchange rate movements, the acquisition of DreBo and cost of SAP implementation.

Research and Development Cost

Research and development costs amounted to US$20.2 million in fiscal year 2003 compared to US$21.0 million in fiscal year 2002. Spending on research and development was not scaled back despite the relative softening of the market in 2003.

The Business prioritized development of new and improved cordless products, including improved batteries, to address the growing need for more powerful cordless tools. The Business extended the range of both corded and cordless tools. A cordless impact wrench and a series of cordless drills were introduced as well as a corded reciprocating saw with a pivoting handle and a metal-cutting circular saw.

Goodwill Amortisation

Amortisation of goodwill amounted to US$12.6 million in fiscal year 2003 compared to US$11.0 million during the same period in 2002, representing an increase of approximately 14.5%. The increase of goodwill amortization in 2003 is related to the acquisition of DreBo in April 2003.

Other income and expenses from operations

Other operating income amounted to US$0.9 million in fiscal year 2003, up from other operating expenses of US$2.3 million during 2002.

Operating Profit

Operating profit was US$36.3 million (or approximately 5.2% of turnover) for fiscal year 2003, representing an increase of approximately 16.0%, or US$5.0 million, as compared to US$31.3 million (or approximately 4.7% of turnover) for fiscal year 2002. The increase in profit margin by 0.5% was primarily due to lower restructuring charges in 2003 compared with 2002.

Financial Income and Expenses

Net financial expenses increased to US$6.6 million in the year ended 31st December 2003 from US$5.0 million in the year ended 31st December 2002, representing an increase of approximately 32.0%. The increase was primarily due to the financing of the DreBo acquisition.

Taxes

Tax expense increased to US$16.7 million in the year ended 31st December 2003 from US$14.6 million in the year ended 31st December 2002.

Net Profit

Net profit increased to US$13.0 million in the year ended 31st December 2003 from US$11.7 million in the year ended 31st December 2002, representing an increase of approximately 11.1%.

(c) **Year ended 31st December 2002 compared to year ended 31st December 2001**

Market Review

Residential construction activity increased somewhat in 2002 compared to the previous year in the North American market and demand for professional electric tools improved accordingly. A slowdown was, however, noticed at the end of the year. In Europe, particularly in Germany, demand was weak.

Sales

Turnover in 2002 was US$664.5 million, an increase of approximately 3.1% compared to US$644.7 million in 2001, reflecting volume and price increases offset by unfavourable exchange rate movements.

The volume growth was primarily driven by a relatively strong North American market, with accessories and ancillary products contributing significantly to this growth. The North American growth pattern was relatively similar in both Home Centers and the traditional channels. The European operations suffered from weak demand from the residential construction market in Central Europe. Following the European introduction of the Milwaukee® brand and the price re-positioning of the AEG® brand, the Business managed to increase overall European prices. The new product mix, with more Milwaukee® branded tools, increased revenues further.

Gross Profit

Gross profit, after cost of goods sold, was US$177.0 million for fiscal year 2002 (equivalent to a gross profit margin of approximately 26.6%), compared to US$169.4 million in fiscal year 2001 (equivalent to a gross profit margin of approximately 26.3%). The gross profit in 2002 reflects the restructuring charge associated with the relocation of the majority of the Business' European assembly operations from Germany to the Czech Republic. A similar restructuring charge for a change in the manufacturing structure in the US was included in the 2001 accounts. The improvement in profit margin, before restructuring charges, was primarily driven by the North American operations, where a more favourable product mix with higher sales of accessories made a significant contribution together with increased production capacity utilization.

Marketing Expense

Marketing expenses totalled US$77.8 million in fiscal year 2002 compared to US$70.2 million in 2001, representing an increase of approximately 10.8%. The increase was primarily driven by marketing initiatives supporting the introduction of the Milwaukee® brand in Europe and the repositioning of the AEG® brand.

Administrative Expenses

Administrative expenses totalled US$33.6 million in fiscal year 2002 compared to US$34.1 million in 2001, representing a decrease of approximately 1.5%.

Research and Development Cost

Research and development costs amounted to US$21.0 million in 2002 compared to US$21.5 million in 2001, reflecting a continued, stable commitment to product development.

Goodwill Amortisation

Amortisation of goodwill amounted to US$11.0 million in fiscal year 2002, unchanged from 2001.

Other income and expenses from operations

Other income and operating expense amounted to negative US$2.3 million in fiscal year 2002, compared with negative US$0.5 million during 2001.

Operating Profit

Operating profit was US$31.3 million (or approximately 4.7% of turnover) for fiscal year 2002, representing a decrease of approximately 2.5%, or US$0.8 million, as compared to US$32.1 million (or approximately 5.0% of turnover) for fiscal year 2001. This reflects the differences in restructuring charges and marketing costs for the two years, which offset the effect of the increase in sales in the North American market.

Financial Income and Expenses

Net financial expenses decreased to US$5.0 million in the year ended 31st December 2002 from US$7.3 million in the year ended 31st December 2001, partly due to lower interest rates.

Taxes

Tax expense increased to US$14.6 million in the year ended 31st December 2002 from US$13.0 million in 2001.

Net Profit

Net profit decreased to US$11.7 million in the in the year ended 31st December 2002 from US$11.8 million in the year ended 31st December 2001, representing a decrease of approximately 0.8%.

(d) **Liquidity and Financial Resources**

Historically, the Business' principal sources of funds have been cash flow from operating activities and financing from central ATCO resources. Changes in the Business' working capital are typically directly correlated with changes in the Business' sales volume. The Business' principal uses of funds are acquisitions and investments.

Cash Flow from Operations

Cash flow from operations was US$18.3 million for the six months ended 30th June 2004. Working capital increased by US$10.9 million largely as a result of the building up of inventory at the production facilities in Europe in preparation for peak shipment periods expected in the second half of 2004. Second half sales are seasonally stronger than the first half of each year.

Cash flow from operations in 2003 was US$75.5 million. Working capital was reduced by US$21.4 million largely as a result of continued inventory management and reduction of customer returns in North America. In Europe, inventory was reduced following the reversal of temporary inventory build-up due to the relocation of assembly operations from Germany to the Czech Republic.

Cash flow from operations in 2002 was US$37.5 million. Working capital increased by US$7.0 million largely as a result of inventories increasing rapidly at year end, when the North American market softened surprisingly and substantially during the last two months of the year. In Europe, the inventory increased due to relocation of assembly operations to the Czech Republic.

Cash flow from operations in 2001 was US$62.4 million. Working capital decreased by US$16.3 million as a result of the reduction in sales.

Cash Flow from Investments

Cash flow from investments was an outflow which amounted to US$10.8 million for the six month period ended 30th June 2004. Significant investments included improvements in the facility in Milwaukee, CNC machinery and tooling for a sawblade manufacturing line.

Cash flow from investments in fiscal year 2003 was an outflow which amounted to US$86.2 million. In 2003, ATCO acquired DreBo for US$61.6 million. Investments in property and machinery amounted to US$21.4 million in 2003, where the Business invested in the Milwaukee building, battery products and CNC machinery.

Cash flow from investments in fiscal year 2002 was an outflow which amounted to US$20.6 million. In 2002, the Business continued its investments from 2001 in automated saw blade lines and heat treatment systems relating to Sawzalls®, hole saws and band saw blades.

Cash flow from investments in fiscal year 2001 was an outflow which amounted to US$18.5 million. An investment was made during the year in automated saw blade lines.

Cash Flow from Financing

Cash flow from financing was an outflow of US$7.1 million for the six month period ended 30th June 2004 as the positive operating cash flow was used to reduce the negative balance in ATCO's group cash pool (an intercompany overdraft facility with holding companies in the ATCO group).

Cash flow from financing in fiscal year 2003 was US$10.9 million. The Business increased the negative balance in ATCO's group cash pool as a consequence of the DreBo acquisition.

Cash flow from financing in fiscal year 2002 was an outflow of US$16.8 million as the positive operating cash flow was used to reduce the negative balance in ATCO's group cash pool.

Cash flow from financing in fiscal year 2001 was an outflow of US$45.0 million as the large positive operating cash flow was used to reduce the negative balance in ATCO's group cash pool.

The negative balance in ATCO's group cash pool at the beginning of each period is due to the payment of dividends, usually in the second half of the year.

Gearing Ratio

For the three years ended 31st December 2003 and the six months ended 30th June 2004, the gearing ratio, which is calculated by dividing bank borrowings, ATCO's group cash pool borrowings, finance lease payables, and pensions and similar commitments by equity, stood at approximately 28.8%, 30.0%, 38.3% and 37.5%, respectively. The increase in the gearing ratio from 2003 stems from the financing of the DreBo acquisition in April 2003.

Working Capital Analysis

For the three years ended 31st December 2003 and the six months ended 30th June 2004, inventory stood at US$100.1 million, US$126.9 million, US$118.7 million and US$125.0 million, respectively.

For the three years ended 31st December 2003 and the six months ended 30th June 2004, trade receivables stood at US$103.0 million, US$108.3 million, US$115.9 million and US$119.3 million, respectively.

For the three years ended 31st December 2003 and the six months ended 30th June 2004, trade payables stood at US$31.7 million, US$35.5 million, US$29.9 million and US$39.7 million, respectively.

Capital Structure

As at 30th June 2004, the Business had net assets of US$551.8 million, comprising non-current assets of US$571.2 million, current assets of US$327.8 million, non-current liabilities of US$52.0 million and current liabilities of US$295.2 million.

Others

As at 30th June 2004, the Business did not have any significant investments or charges on business assets. As at 30th June 2004, the Business had contingent liabilities of US$0.3 million arising primarily from sureties. In addition, the Business is involved in legal cases related to patent infringements, brand marketing and product liabilities. The Business' management believes the outcome of these legal cases will not have any significant adverse financial effect on the Business.

D. INFORMATION ABOUT ATCO

ATCO is the parent company of a global industrial group of companies headquartered in Stockholm, Sweden. In 2003, it had revenues of SEK 44.6 billion (being approximately HK$45.8 billion), with 98 percent of revenues outside Sweden, and close to 26,000 employees. ATCO develops, manufactures and markets electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, and assembly systems, and offers related service and equipment rental. More information is available on www.atlascopco-group.com. (The information that appears on that website does not form part of this circular.)

E. INFORMATION ABOUT THE COMPANY

Founded in 1985, the Company is a leading and fast-growing supplier of home improvement products, employing approximately 16,300 people worldwide. The Company's global brand portfolio includes RYOBI® power tools, HOMELITE® and RYOBI® outdoor power equipment, ROYAL®, DIRT DEVIL®, REGINA® and VAX® floor care appliances. The Company has enjoyed continuous growth since its listing on the Stock Exchange in 1990, achieving double-digit turnover growth for the past nine years. The Company is also one of the constituent stocks on the Hang Seng HK MidCap Index under the Hang Seng Composite Index, the MSCI Hong Kong Index, the FTSE All-World Hong Kong Index and the FTSE/ Hang Seng Asian Cyclical Index. For more information, please visit www.ttigroup.com. (The information that appears on that website does not form part of this circular.)

F. BUSINESS AND FINANCIAL PROSPECTS OF THE ENLARGED GROUP

While signs of a global economic recovery persist, the forward looking economic environment remains uncertain. Management is focused on revenue and margin expansion through effective marketing, product innovation and the rationalisation of business processes. The Techtronic Group maintains a low cost structure with manufacturing infrastructure based in the PRC and strong relationships with key suppliers and distributors. In the power tools and outdoor power equipment segments, the Techtronic Group intends to focus on the launch of new products and to leverage the market profile of the RYOBI®, HOMELITE® and RIDGID® brands to diversify its product range and increase market penetration. The Techtronic Group also intends to intensify marketing efforts to promote brand awareness in the floor care, solar powered, laser and electronic measuring businesses.

The addition of the Business will enable the Enlarged Group to consolidate its product offering and engineering, design and outsourcing capability. The Transaction will also strengthen Techtronic Group's brand profile and distribution network in the global power tools industry, particularly in the US and European markets, and the high-end product segment. Demand for the Business' products is expected to improve in line with the general economic environment. There is also substantial scope for margin improvement through inventory management and the continuous development of innovative new products. The Enlarged Group intends to focus on its core businesses and will seize opportunities to expand these markets where the potential to create shareholder value exists. With solid core businesses, ongoing product expansion and market diversification, the Enlarged Group is well positioned to maintain its strong growth momentum in an environment of economic uncertainty.

G. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Directors believe that the acquisition of the Business will enable the Company to enhance its leadership position in the global power tool industry. Through the acquisition of METCO, the Company will acquire the Milwaukee® brand, a well-established and widely recognized US power tool brand focused on professionals. Through the acquisition of AET, the Company will gain access to the AEG® brand, a well-recognized European power tool brand focused on professionals. In addition, the Directors believe that METCO's engineering and design capability can be leveraged across the Company's existing product portfolio.

In particular, the Transaction will allow the Company to:

(a) strengthen its market presence in Europe where its products have historically been underrepresented;

(b) expand the distribution of its products beyond its existing channels by utilizing the Business' network of independent dealers and distributors, thereby diversifying the Company's customer base;

(c) increase sales of existing products such as pressure washers, air nailers, bench and stationary tools, wet/dry vacs and laser measuring devices by leveraging the METCO and AET distribution network which did not historically have access to these products;

(d) compete more effectively with other major global tool manufacturers who offer extensive ranges of higher price point products globally;

(e) become a leading supplier of power tool accessories, thereby further complementing and strengthening the Company's sourcing activity while solidifying the Company's position in this category, for example in hole saws, reciprocating saws, jig saw blades, professional drill bits; and

(f) gain access to the Business' design, engineering and manufacturing operations which will provide critical expertise in certain key product categories both in North America and in Europe.

H. PRO FORMA FINANCIALS OF THE ENLARGED GROUP

The following is a summary of the pro forma statement of unaudited adjusted combined assets and liabilities of the Enlarged Group based on the unaudited consolidated net assets of Techtronic Group as at 30th June 2004 as extracted from its interim report for the six months ended 30th June 2004, and the audited consolidated net assets of the Business as at 30th June 2004 as set out in Appendix IV to this circular and adjusted to reflect the effect of the Transaction.

	Unaudited consolidated balance sheet of Techtronic Group as at 30th June 2004	Audited consolidated balance sheet of the Business as at 30th June 2004	Adjustments		Total
	HK$' million	*HK$' million* *(Note 1)*	*HK$' million*		*HK$' million*
Property, plant & equipment	863.9	1,152.1			2,016.0
Goodwill	635.6	3,010.0	377.8	*(Note 2)*	4,023.4
Negative goodwill	(31.0)	—			(31.0)
Intangible assets	178.7	113.9			292.6
Investment in associates	132.1	—			132.1
Investment in securities	38.6	—			38.6
Deferred tax assets	300.7	148.2	(148.2)	*(Note 2)*	300.7
Other assets	1.2	31.2			32.4
Current assets					
Trade and other receivables	1,579.1	1,003.8	(30.4)	*(Note 2)*	2,552.5
Amounts due from related parties of ATCO	—	560.8	(560.8)	*(Note 2)*	—
Tax recoverable	1.1	0.8	(0.8)	*(Note 2)*	1.1
Other current assets	2,996.3	975.0	—		3,971.3
Bank balances, deposits and cash	1,971.0	16.4	(5,016.5)	*(Note 2)*	(3,029.1)
Total current assets	6,547.5	2,556.8	(5,608.5)		3,495.8
Current liabilities					
Trade, bills and other payables	(3,427.3)	(725.4)	35.1	*(Note 2)*	(4,117.6)
Amounts due from related parties of ATCO	—	(822.9)	822.9	*(Note 2)*	—
Tax payable	(108.2)	(4.7)	4.7	*(Note 2)*	(108.2)
Other current liabilities	(862.8)	(749.6)	—		(1,612.4)
Total current liabilities	(4,398.3)	(2,302.6)	862.7		(5,838.2)
TOTAL ASSETS LESS CURRENT LIABILITIES	4,269.0	4,709.6	(4,516.2)		4,462.4
Obligations under finance leases – due after one year	(3.2)	(146.6)			(149.8)
Bank borrowings – due after one year	(1,405.5)	—	—		(1,405.5)
Other payables	—	(34.3)			(34.3)
Deferred tax liabilities	(47.9)	(212.2)	212.2	*(Note 2)*	(47.9)
Minority interests	(64.6)	—			(64.6)
Provisions	—	(12.5)			(12.5)
	(1,521.2)	(405.6)	212.2		(1,714.6)
NET ASSETS	2,747.8	4,304.0	(4,304.0)		2,747.8

Notes:

1. The audited consolidated balance sheet of the Business is denominated in US dollars and has been translated into Hong Kong dollars at the conversion exchange rate of US$1 to HK$7.8.

2. As set out in the Stock Purchase Agreement, the Company will not purchase bank balances and cash, trade receivables or payables to the group companies of ATCO, amounts due from or due to related parties of ATCO, tax recoverable, tax payable, deferred tax assets and deferred tax liabilities of the Business at the date of acquisition and therefore the adjustment for the goodwill is factually supported by the Stock Purchase Agreement and it has a continuing effect on the Company.

   The goodwill arising on the acquisition of the Business amounts to approximately HK$377.8 million which represents the difference between the total consideration of HK$5,000.1 million (consisting of the purchase price of HK$4,887.3 million and the estimated expenses of HK$112.8 million) and the net asset value of HK$4,622.3 million as at 30th June 2004 (consisting of net assets of HK$4,304.0 million as at 30th June 2004 excluding bank balances and cash, trade receivables or payables to the group companies of ATCO, amounts due from or due to related parties of ATCO, tax recoverable, tax payable, deferred tax assets and deferred tax liabilities of the Business at an aggregate amount of HK$318.3 million as at 30th June 2004) prior to the acquisition.

3. The pro forma financial information is prepared in a manner consistent with the accounting policies of the Company in all material respects.

I. EGM

A notice convening the EGM to be held at the Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on 3rd January 2005 at 10:00 a.m. is set out on pages 133 to 134 of this circular at which an ordinary resolution will be proposed and, if thought fit, passed to approve the Transaction.

To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiries, none of the Shareholders has a material interest in the Transaction who will be required to abstain from voting at the EGM.

A form of proxy for use by the Shareholders at the EGM is enclosed. Whether or not you are able to attend the EGM in person, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting (as the case may be) should you so wish.

Pursuant to articles 74 and 75 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

J. RECOMMENDATION

Having considered the overall benefits that are expected to accrue to the Techtronic Group as a result of the Transaction, the Directors are of the opinion that the terms of the Stock Purchase Agreement (including the purchase price) are fair and reasonable and in the interests of Shareholders as a whole. The Directors recommend the Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Transaction.

The executive Directors and their respective associates (as defined in the Listing Rules), beneficially holding a total of 417,070,742 Shares, which represented approximately 30.85% of the issued share capital of the Company as at the Latest Practicable Date, have indicated that they intend to vote such Shares in favour of the resolution to approve the Transaction.

K. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
By Order of the Board
Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

The following tables set forth the summary consolidated financial information of the Techtronic Group as at and for the periods indicated. The summary audited consolidated financial information as at and for the years ended 31st December 2001, 2002 and 2003 set forth below are extracted from the previously published audited consolidated financial statements of the Techtronic Group as explained in the following paragraph and should be read in conjunction with the previously published audited consolidated financial statements of the Techtronic Group for each of the three years ended 31st December 2001, 2002 and 2003 (including the audited consolidated profit and loss accounts of the Techtronic Group for each of the three years ended 31st December 2001, 2002 and 2003 and the audited consolidated balance sheets of the Techtronic Group as at 31st December 2001, 2002 and 2003) and the notes thereto included elsewhere in this circular.

The figures for the year ended 31st December 2003 have been extracted from the Techtronic Group's audited financial statements for the year ended 31st December 2003. The figures for the year ended 31st December 2002 have been extracted from the Techtronic Group's audited consolidated financial statements for the year ended 31st December 2003 since the comparatives for the year ended 31st December 2002 have been restated to reflect the changes in accounting policy on adoption of Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants during 2003. The figures for the year ended 31st December 2001 have been extracted from the Techtronic Group's consolidated financial statements for the year ended 31st December 2001. No such restatement to reflect changes in accounting policy on the adoption of SSAP 12 (Revised) has been made for the figures for the year ended 31st December 2001 set out below.

Selected Financial Information

	(audited) Years ended 31st December		
	2003	**2002**	**2001**
	(in thousands of Hong Kong dollars, except per share data)		
Turnover	13,182,808	9,492,938	6,101,140
Cost of sales	(9,284,759)	(7,025,629)	(4,594,011)
Gross profit	3,898,049	2,467,309	1,507,129
Other revenue	56,318	69,233	41,396
Selling, distribution, advertising and warranty expenses	(1,574,549)	(1,018,925)	(516,684)
Administrative expenses	(1,246,615)	(826,075)	(595,698)
Research and development costs	(268,244)	(111,784)	(79,931)
Profit from operations	864,959	579,758	356,212
Finance costs	(95,731)	(83,978)	(91,000)
Profit before share of results of associates and taxation	769,228	495,780	265,212
Share of results of associates	(987)	121	(300)
Profit before taxation	768,241	495,901	264,912
Taxation	(66,811)	(70,246)	(22,940)
Profit before minority interests	701,430	425,655	241,972
Minority interests	(27,457)	(12,241)	(3,125)
Profit for the year	673,973	413,414	238,847
Dividend Paid	113,251	83,755	60,057
Earnings per share Basic	HK$1.03	66.0 cents	42.02 cents
Diluted	HK$1.01	66.0 cents	41.83 cents

EXTRACT OF THE FINANCIAL STATEMENTS

Audited consolidated financial statements

The following audited consolidated financial statements of Techtronic Group are extracted from pages 38 to 84 of the annual report of Techtronic Group for the year ended 31st December 2003.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER 2003

	NOTES	**2003** *HK$'000*	**2002** *HK$'000* (As restated)
Turnover	*5*	13,182,808	9,492,938
Cost of sales		(9,284,759)	(7,025,629)
Gross profit		3,898,049	2,467,309
Other operating income		39,575	55,495
Interest income	*6*	16,743	13,738
Selling, distribution, advertising and warranty expenses		(1,574,549)	(1,018,925)
Administrative expenses		(1,246,615)	(826,075)
Research and development costs		(268,244)	(111,784)
Profit from operations	*7*	864,959	579,758
Finance costs	*8*	(95,731)	(83,978)
Profit before share of results of associates and taxation		769,228	495,780
Share of results of associates		(987)	121
Profit before taxation		768,241	495,901
Taxation	*11*	(66,811)	(70,246)
Profit before minority interests		701,430	425,655
Minority interests		(27,457)	(12,241)
Profit for the year		673,973	413,414
Dividends	*12*	(113,251)	(83,755)
Earnings per share	*13*		
Basic		HK$1.03	HK$0.66
Diluted		HK$1.01	HK$0.66

CONSOLIDATED BALANCE SHEET

AT 31ST DECEMBER 2003

	NOTES	2003 HK$'000	2002 HK$'000 (As restated)
ASSETS			
Non-current assets			
Property, plant and equipment	14	904,356	846,766
Goodwill	15	652,760	107,714
Negative goodwill	16	(33,175)	(37,481)
Intangible assets	17	25,154	12,858
Interests in associates	19	118,394	117,265
Investments in securities	20	41,419	55,447
Deferred tax assets	29	273,937	168,196
Other assets		1,195	1,195
		1,984,040	1,271,960
Current assets			
Inventories	21	2,491,650	1,592,034
Trade and other receivables	22	2,197,789	1,213,434
Deposits and prepayments		293,408	197,997
Bills receivable		36,409	261,186
Investments in securities	20	5,575	7,385
Tax recoverable		51,274	16,858
Trade receivables from associates		48	6,760
Bank balances, deposits and cash		2,586,075	1,855,491
		7,662,228	5,151,145
Current liabilities			
Trade and other payables	23	2,084,198	1,462,030
Bills payable		2,809,963	1,613,634
Warranty provision	24	208,552	79,315
Trade payable to an associate		3,230	—
Tax payable		68,114	52,787
Obligations under finance leases – due within one year	25	5,485	7,336
Borrowings – due within one year	26	497,975	781,156
		5,677,517	3,996,258
Net current assets		1,984,711	1,154,887
Total assets less current liabilities		3,968,751	2,426,847

CONSOLIDATED BALANCE SHEET *(Continued)*
AT 31ST DECEMBER 2003

	NOTES	**2003** *HK$'000*	**2002** *HK$'000* (As restated)
CAPITAL AND RESERVES			
Share capital	*27*	132,497	129,143
Reserves		2,380,387	1,698,794
		2,512,884	1,827,937
MINORITY INTERESTS		46,374	18,917
NON-CURRENT LIABILITIES			
Obligations under finance leases – due after one year	*25*	14,261	3,497
Borrowings – due after one year	*26*	1,348,497	554,059
Deferred tax liabilities	*29*	46,735	22,437
		1,409,493	579,993
		3,968,751	2,426,847

BALANCE SHEET
AT 31ST DECEMBER 2003

	NOTES	2003 HK$'000	2002 HK$'000 (As restated)
ASSETS			
Non-current assets			
Property, plant and equipment	14	233,659	244,261
Intangible assets	17	5,659	6,400
Investments in subsidiaries	18	402,408	472,663
Interests in associates	19	85,587	89,130
Investments in securities	20	10,454	15,681
Other assets		1,195	1,195
		738,962	829,330
Current assets			
Inventories	21	467,985	389,311
Trade and other receivables	22	42,379	73,316
Deposits and prepayments		78,514	67,805
Bills receivable		12,280	191,355
Investments in securities	20	5,575	7,385
Amounts due from subsidiaries		4,200,897	1,996,921
Bank balances, deposits and cash		1,067,850	791,912
		5,875,480	3,518,005
Current liabilities			
Trade and other payables	23	839,598	417,439
Bills payable		2,510,640	1,487,570
Amounts due to subsidiaries		549,641	255,087
Amount due to an associate		3,230	—
Tax payable		37,168	9,357
Obligations under finance leases – due within one year	25	1,963	5,109
Borrowings – due within one year	26	165,815	320,093
		4,108,055	2,494,655
Net current assets		1,767,425	1,023,350
Total assets less current liabilities		2,506,387	1,852,680

BALANCE SHEET *(Continued)*
AT 31ST DECEMBER 2003

	NOTES	2003 HK$'000	2002 HK$'000 (As restated)
CAPITAL AND RESERVES			
Share capital	27	132,497	129,143
Reserves	28	2,106,955	1,551,731
		2,239,452	1,680,874
NON-CURRENT LIABILITIES			
Obligations under finance leases – due after one year	25	595	2,473
Borrowings – due after one year	26	251,334	156,000
Deferred tax liabilities	29	15,006	13,333
		266,935	171,806
		2,506,387	1,852,680

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31ST DECEMBER 2003

	Share capital *HK$'000*	Share premium *HK$'000*	Translation reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1st January 2002					
– As previously reported	114,903	242,313	(5,244)	751,402	1,103,374
– Prior period adjustment *(Note 2)*	—	—	(9,671)	21,002	11,331
– As restated	114,903	242,313	(14,915)	772,404	1,114,705
Exchange differences on translation of overseas operations not recognised in the income statement	—	—	(1,853)	—	(1,853)
Shares issued at a premium	14,240	371,186	—	—	385,426
Profit for the year	—	—	—	413,414	413,414
Final dividend – 2001	—	—	—	(45,060)	(45,060)
Interim dividend – 2002	—	—	—	(38,695)	(38,695)
At 1st January 2003	129,143	613,499	(16,768)	1,102,063	1,827,937
Exchange differences on translation of overseas operations not recognised in the income statement	—	—	62,287	—	62,287
Shares issued at a premium	3,354	58,584	—	—	61,938
Profit for the year	—	—	—	673,973	673,973
Final dividend – 2002	—	—	—	(65,388)	(65,388)
Interim dividend – 2003	—	—	—	(47,863)	(47,863)
At 31st December 2003	132,497	672,083	45,519	1,662,785	2,512,884

The Group's retained profits include the Group's share of the post acquisition losses of associates of HK$13,979,000 *(2002: HK$12,992,000)*, and the Group's translation reserve of a credit balance of HK$1,541,000 *(2002: HK$1,541,000)* in respect of associates.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER 2003

	NOTES	2003 HK$'000	2002 HK$'000 (As restated)
OPERATING ACTIVITIES			
Profit from operations		864,959	579,758
Adjustments for:			
Amortisation/write off of intangible assets		7,779	4,716
Amortisation of goodwill		25,056	6,523
Depreciation and amortisation on property, plant and equipment		303,846	262,612
Impairment loss of investment securities recognised		14,028	6,673
Interest income		(16,743)	(13,738)
Profit on disposal of property, plant and equipment		(4,304)	(16,073)
Release of negative goodwill to income		(4,306)	(4,306)
Loss on disposal of a subsidiary	31	—	1,345
Loss on disposal of an associate		—	108
Operating cash flows before movements in working capital		1,190,315	827,618
Increase in inventories		(455,063)	(680,181)
Increase in trade and other receivables, deposits and prepayments		(747,305)	(397,117)
Decrease in bills receivable		225,641	70,579
Decrease (increase) in trade receivables from associates		6,712	(4,249)
Increase in trade and other payables		186,109	116,175
Increase in bills payable		1,196,329	1,006,475
Increase in warranty provision		59,640	50,622
Increase in trade payable to an associate		3,230	—
Cash generated from operations		1,665,608	989,922
Interest paid		(93,647)	(83,978)
Hong Kong Profits Tax paid		(30,537)	(26,176)
Overseas Tax paid		(59,582)	(47,870)
Overseas Tax refunded		16,138	870
NET CASH FROM OPERATING ACTIVITIES		1,497,980	832,768
INVESTING ACTIVITIES			
Interest received		16,743	13,738
Proceeds from disposal of property, plant and equipment		94,920	35,396
Purchase of property, plant and equipment		(238,299)	(238,016)
Additions to intangible assets		(6,642)	(11,388)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	30	(818,857)	(15,593)
Disposal of a subsidiary (net of cash and cash equivalents disposed of)	31	—	(275)
(Advance to) repayment from associates		(2,116)	9,745
Proceeds from disposal of investments in securities		1,810	—
Acquisition of an associate		—	(17,550)
Purchase of investments in securities		—	(4,076)
Decrease in pledged bank deposit		—	27,300
NET CASH USED IN INVESTING ACTIVITIES		(952,441)	(200,719)

CONSOLIDATED CASH FLOW STATEMENT *(Continued)*
FOR THE YEAR ENDED 31ST DECEMBER 2003

	2003	2002
	HK$'000	*HK$'000*
		(As restated)
FINANCING ACTIVITIES		
New bank loans obtained	1,178,302	312,000
Proceeds from issue of fixed interest rate notes	1,089,321	—
Proceeds from issue of shares	61,938	397,380
Increase in trust receipt loans	14,697	15,748
Repayment of bank loans	(2,037,364)	(64,918)
Repayment of obligations under finance leases	(10,169)	(10,719)
Dividend paid	(113,251)	(83,755)
Dividend paid to minority shareholders	—	(3,301)
Share issue expenses	—	(11,954)
NET CASH FROM FINANCING ACTIVITIES	183,474	550,481
NET INCREASE IN CASH AND CASH EQUIVALENTS	729,013	1,182,530
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,753,900	585,567
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(38,815)	(14,197)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	2,444,098	1,753,900
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Represented by:		
Bank balances, deposits and cash	2,586,075	1,855,491
Bank overdrafts	(141,977)	(101,591)
	2,444,098	1,753,900

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31ST DECEMBER 2003

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are the manufacturing and trading of electrical and electronic products.

2. ADOPTION OF REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE

In current year, the Group has adopted, for the first time, the Hong Kong Financial Reporting Standard ("HKFRS"), the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Society of Accountants ("HKSA"). The terms of HKFRS is inclusive of SSAPs and Interpretations approved by the HKSA.

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly.

As a result of this change in policy, the balance of retained profits at 1st January 2002 has been increased by HK$21,002,000, representing the cumulative effect of the change in policy on the results for periods prior to 1st January 2002. The change has resulted in a decrease in the profit of HK$1,609,000 for the year ended 31st December 2003 *(2002: increase in the profit of HK$4,582,000).*

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment losses.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment losses.

Patents and trademarks

Patents and trademarks are measured initially at purchase cost and amortised on a straight-line basis over their estimated useful lives.

Assets held under finance leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group.

Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the term of the relevant lease.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation or amortisation and accumulated impairment losses.

Depreciation and amortisation is charged so as to write off the cost of property, plant and equipment other than construction in progress, over their estimated useful lives, using the straight-line method, at the following rates per annum:

Freehold land	Nil
Leasehold land and land use rights	2% or over the term of the relevant lease, if shorter
Buildings	4%
Leasehold improvements	25%
Office equipment, furniture and fixtures	$16^2/_3$% – 25%
Plant and machinery	25%
Motor vehicles	$16^2/_3$% – 25%
Moulds and tooling	20% – $33^1/_3$%
Vessel	20%

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any identified impairment losses. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment losses that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the income statement for the year.

Other assets

Other assets are stated at cost less any identified impairment losses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Turnover

Turnover represents the net amounts received and receivable for goods sold by the Group to outside customers, less returns and allowances, and commission income and royalty income received during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Commission income is recognised when services are provided.

Royalty income is recognised on a time proportion basis in accordance with the substance of the relevant agreements.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rates applicable.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

Borrowing costs

All borrowing costs are recognised as an expense in the period in which they are incurred.

Loan arrangement fees

Loan arrangement fees are amortised to the income statement over the term of the loan on a straight-line basis to provide a constant periodic rate of charge.

Retirement benefits schemes

Retirement benefits arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefits schemes are charged as expenses as they fall due. For defined benefits schemes, the projected future cost of providing retirement benefits is recognised when the employees render services instead of when claims are incurred.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purpose, the Group is engaged in the manufacturing and trading of electrical and electronic products. The segment information is disclosed in accordance with different types of products.

INCOME STATEMENT
For the year ended 31st December 2003

	Power equipment products *HK$'000*	Floor care appliances *HK$'000*	Solar powered lighting and electronic measuring products *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	9,486,308	3,185,336	511,164	—	13,182,808
Inter-segment sales	194,995	12,160	53,172	(260,327)	—
Total	9,681,303	3,197,496	564,336	(260,327)	13,182,808
Inter-segment sales are charged at prevailing market rates.					
RESULT					
Segment result	653,385	131,351	100,973	—	885,709
Amortisation of goodwill					(25,056)
Release of negative goodwill to income					4,306
Profit from operations					864,959
Finance costs					(95,731)
Share of results of associates					(987)
Profit before taxation					768,241
Taxation					(66,811)
Profit after taxation					701,430

BALANCE SHEET
At 31st December 2003

	Power equipment products	Floor care appliances	Solar powered lighting and electronic measuring products	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Assets				
Segment assets	6,766,767	1,536,586	279,725	8,583,078
Interests in associates				118,394
Unallocated corporate assets				944,796
Consolidated total assets				9,646,268
Liabilities				
Segment liabilities	(4,301,394)	(871,477)	(101,084)	(5,273,955)
Unallocated corporate liabilities				(1,813,055)
Consolidated total liabilities				(7,087,010)

OTHER INFORMATION
For the year ended 31st December 2003

	Power equipment products	Floor care appliances	Solar powered lighting and electronic measuring products	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital additions	155,965	652,333	10,728	819,026
Depreciation and amortisation	200,388	127,216	4,244	331,848
Impairment loss of investment securities recognised	14,028	—	—	14,028

INCOME STATEMENT
For the year ended 31st December 2002

	Power equipment products *HK$'000*	Floor care appliances *HK$'000*	Solar powered lighting and electronic measuring products *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	7,603,461	1,662,347	227,130	—	9,492,938
Inter-segment sales	108,727	—	1,822	(110,549)	—
Total	7,712,188	1,662,347	228,952	(110,549)	9,492,938
Inter-segment sales are charged at prevailing market rates.					
					(As restated)
RESULT					
Segment result	471,768	73,092	37,115	—	581,975
Amortisation of goodwill					(6,523)
Release of negative goodwill to income					4,306
Profit from operations					579,758
Finance costs					(83,978)
Share of results of associates					121
Profit before taxation					495,901
Taxation					(70,246)
Profit after taxation					425,655

BALANCE SHEET
At 31st December 2002

	Power equipment products *HK$'000*	Floor care appliances *HK$'000*	Solar powered lighting and electronic measuring products *HK$'000*	Consolidated *HK$'000* (As restated)
Assets				
Segment assets	5,381,302	571,431	97,820	6,050,553
Interests in associates				117,265
Unallocated corporate assets				255,287
Consolidated total assets				6,423,105
Liabilities				
Segment liabilities	(2,901,183)	(383,212)	(23,899)	(3,308,294)
Unallocated corporate liabilities				(1,267,957)
Consolidated total liabilities				(4,576,251)

OTHER INFORMATION
For the year ended 31st December 2002

	Power equipment products *HK$'000*	Floor care appliances *HK$'000*	Solar powered lighting and electronic measuring products *HK$'000*	Consolidated *HK$'000* (As restated)
Capital additions	284,044	50,110	4,952	339,106
Depreciation and amortisation	211,757	51,046	3,845	266,648
Impairment loss of investment securities recognised	6,673	—	—	6,673

Geographical segments

(i) The following table provides an analysis of the Group's sales by geographical market location:

	Turnover		Contribution to results from ordinary activities before taxation	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (As restated)
By geographical market location:				
North America	10,905,833	7,732,107	762,628	500,360
Europe	1,522,361	1,095,200	92,491	45,629
Other countries	754,614	665,631	30,590	35,986
	13,182,808	9,492,938	885,709	581,975
Amortisation of goodwill			(25,056)	(6,523)
Release of negative goodwill to income			4,306	4,306
Profit from operations			864,959	579,758
Finance costs			(95,731)	(83,978)
Share of results of associates			(987)	121
Profit before taxation			768,241	495,901

(ii) The following table provides an analysis of segment assets, and additions to property, plant and equipment and intangible assets, analysed by geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (As restated)
Hong Kong and People's Republic of China ("PRC")	2,866,292	2,329,784	158,363	268,685
North America	4,561,102	2,833,133	643,780	62,255
Europe	756,820	560,327	14,700	7,654
Other countries	398,864	327,309	2,183	512
	8,583,078	6,050,553	819,026	339,106

5. TURNOVER

	2003	2002
	HK$'000	*HK$'000*
Turnover is analysed as follows:		
Sale of goods	13,143,731	9,492,938
Commission income	13,095	—
Royalty income	25,982	—
	13,182,808	9,492,938

6. INTEREST INCOME

	2003	2002
	HK$'000	*HK$'000*
Interest earned on bank deposits	14,823	11,100
Interest earned on amount due from an associate	1,920	2,638
	16,743	13,738

7. PROFIT FROM OPERATIONS

	2003	2002
	HK$'000	*HK$'000*
		(As restated)
Profit from operations has been arrived at after charging (crediting):		
Amortisation of intangible assets	7,252	1,819
Amortisation of goodwill	25,056	6,523
Release of negative goodwill to income	(4,306)	(4,306)
Auditors' remuneration	7,527	5,768
Depreciation and amortisation on property, plant and equipment		
Owned assets	292,185	252,887
Assets held under finance leases	11,661	9,725
Impairment loss of investment securities recognised	14,028	6,673
Operating lease charges:		
Premises	80,928	36,785
Motor vehicles	13,357	6,412
Plant and machinery	9,638	4,101
Other assets	5,325	1,080
Profit on disposal of property, plant and equipment	(4,304)	(16,073)
Research and development costs	268,702	113,922
Less: amounts capitalised	(458)	(2,138)
	268,244	111,784
Retirement benefits scheme contributions	12,113	5,796
Staff costs		
Directors' remuneration		
Fees	196	196
Other emoluments	32,067	27,116
Others	834,777	532,946
	867,040	560,258
Write off of intangible assets	527	2,897

Staff costs disclosed above do not include an amount of HK$117,222,000 *(2002: HK$64,818,000)* relating to research and development activities, which is included under research and development costs.

8. FINANCE COSTS

	2003	2002
	HK$'000	*HK$'000*
Interest on:		
Bank loans and overdrafts wholly repayable within five years	71,849	83,527
Obligations under finance leases	1,305	451
Fixed interest rate notes	20,493	—
Amortisation of loan arrangement fees	2,084	—
	95,731	83,978

9. DIRECTORS' EMOLUMENTS

	2003	2002
	HK$'000	*HK$'000*
Directors' fees:		
Executive	40	40
Non-executive	—	—
Independent non-executive	156	156
	196	196
Other emoluments for group executive directors:		
Salaries and other benefits	31,989	27,068
Contributions to retirement benefits schemes	78	48
	32,067	27,116
Total emoluments	32,263	27,312

The emoluments of the directors were within the following bands:

	Number of directors	
	2003	2002
Nil to HK$1,000,000	4	5
HK$2,000,001 to HK$2,500,000	—	1
HK$3,000,001 to HK$3,500,000	1	—
HK$5,000,001 to HK$5,500,000	2	2
HK$5,500,001 to HK$6,000,000	—	1
HK$6,500,001 to HK$7,000,000	1	—
HK$8,500,001 to HK$9,000,000	—	1
HK$11,500,001 to HK$12,000,000	1	—

10. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, four *(2002: four)* were group executive directors of the Company whose emoluments are included in the disclosures in note 9 above.

During each of the two years ended 31st December 2003 and 2002, no emoluments has been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director had waived any emoluments during those years.

11. TAXATION

	2003 *HK$'000*	2002 *HK$'000* (As restated)
Current tax:		
Hong Kong Profits Tax	78,997	31,509
(Over)underprovision in prior years	(2,817)	5,309
	76,180	36,818
Overseas taxation on profit for the year	39,902	52,348
Underprovision in prior years	4,897	6,167
	44,799	58,515
Deferred tax:		
Current year	(55,991)	(25,087)
Attributable to increase in tax rate	1,823	—
	(54,168)	(25,087)
	66,811	70,246

Hong Kong Profits Tax is calculated at 17.5% *(2002: 16.0%)* of the estimated assessable profit for the year. In June 2003, the Hong Kong Profits Tax rate was increased from 16.0% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances as at 31st December 2003.

Deferred tax has been provided for at the rate that is expected to apply in the period when the liability is settled or the asset is realised.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax expenses for the year are reconciled as follows:

	2003 HK$'000	2002 HK$'000 (As restated)
Profit before taxation	768,241	495,901
Tax at Hong Kong Profits Tax rate	134,442	79,344
Effect of different tax rates of subsidiaries operating in other jurisdictions	(15,292)	11,354
Tax effect of expenses not deductible for tax purpose	21,095	14,580
Tax effect of income not taxable for tax purpose	(94,618)	(47,091)
Tax effect of tax losses not recognised	18,589	2,547
Utilisation of tax losses previously not recognised	—	(3,322)
Underprovision in respect of prior years	2,080	11,476
Increase in opening deferred tax liability resulting from an increase in applicable tax rate	1,823	—
Others	(1,308)	1,358
Tax expenses	66,811	70,246

Details of deferred taxation are set out in note 29.

12. DIVIDENDS

	2003 HK$'000	2002 HK$'000
Final dividend paid:		
2002: HK 10.00 cents *(2001: HK 7.00 cents)* per share	65,388	45,060
Interim dividend paid:		
2003: HK 7.25 cents *(2002: HK 6.00 cents)* per share	47,863	38,695
	113,251	83,755

The final dividend in respect of the current financial year of HK17.75 cents *(2002: HK 10.00 cents)* per share has been proposed by the directors and is subject to approval by the shareholders in the Annual General Meeting.

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2003 *HK$'000*	2002 *HK$'000* (As restated)
Earnings for the purposes of basic and diluted earnings per share: Profit for the year	673,973	413,414
Weighted average number of ordinary shares for the purpose of basic earnings per share	653,630,513	621,966,346
Effect of dilutive potential ordinary shares: Share options	15,326,233	9,078,074
Weighted average number of ordinary shares for the purpose of diluted earnings per share	668,956,746	631,044,420

14. PROPERTY, PLANT AND EQUIPMENT

	Land and land use rights and buildings outside Hong Kong *HK$'000*	Leasehold improvements *HK$'000*	Office equipment, furniture and fixtures *HK$'000*	Plant and machinery *HK$'000*	Motor vehicles *HK$'000*	Moulds and tooling *HK$'000*	Vessel *HK$'000*	Construction in progress *HK$'000*	Total *HK$'000*
THE GROUP									
COST									
At 1st January 2003	418,028	98,702	219,555	390,676	18,565	798,586	3,322	21,389	1,968,823
Currency realignment	11,571	1,498	6,669	2,028	558	1,488	—	—	23,812
Additions	6,745	5,659	51,062	36,640	1,408	117,764	154	22,850	242,282
Acquisition of subsidiaries	97,413	50,708	126,370	55,035	751	167,051	—	—	497,328
Disposals	(88,471)	(422)	(6,574)	(10,712)	(1,029)	(7,849)	—	(247)	(115,304)
Reclassification	3,828	(2,993)	21,029	1,730	—	12,722	—	(36,316)	—
At 31st December 2003	449,114	153,152	418,111	475,397	20,253	1,089,762	3,476	7,676	2,616,941
DEPRECIATION AND AMORTISATION									
At 1st January 2003	68,835	74,912	130,048	224,076	12,026	608,863	3,297	—	1,122,057
Currency realignment	4,710	1,098	5,863	1,277	361	1,253	—	—	14,562
Provided for the year	17,391	11,830	60,909	64,925	2,591	146,178	22	—	303,846
Acquisition of subsidiaries	30,102	12,493	82,731	44,892	469	126,121	—	—	296,808
Eliminated on disposals	(7,553)	(222)	(6,449)	(3,575)	(656)	(6,233)	—	—	(24,688)
Reclassification	280	(596)	(83)	1,809	—	(1,410)	—	—	—
At 31st December 2003	113,765	99,515	273,019	333,404	14,791	874,772	3,319	—	1,712,585
NET BOOK VALUES									
At 31st December 2003	335,349	53,637	145,092	141,993	5,462	214,990	157	7,676	904,356
At 31st December 2002	349,193	23,790	89,507	166,600	6,539	189,723	25	21,389	846,766

	Leasehold land and buildings outside Hong Kong HK$'000	Office equipment, furniture Leasehold improvements HK$'000	Moulds and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	and tooling HK$'000	Total HK$'000
THE COMPANY							
COST							
At 1st January 2003	72,393	63,939	72,232	197,356	9,369	409,641	824,930
Additions	—	2,202	24,310	9,756	575	52,466	89,309
Disposals	—	—	(85)	(307)	—	—	(392)
Transfer to subsidiaries	—	(2,140)	(20)	—	—	—	(2,160)
At 31st December 2003	72,393	64,001	96,437	206,805	9,944	462,107	911,687
DEPRECIATION AND AMORTISATION							
At 1st January 2003	16,902	50,604	52,058	125,577	6,749	328,779	580,669
Provided for the year	2,767	4,991	12,614	28,780	1,026	47,537	97,715
Eliminated on disposals	—	—	(79)	(134)	—	—	(213)
Eliminated on transfer to subsidiaries	—	(139)	(4)	—	—	—	(143)
At 31st December 2003	19,669	55,456	64,589	154,223	7,775	376,316	678,028
NET BOOK VALUES							
At 31st December 2003	52,724	8,545	31,848	52,582	2,169	85,791	233,659
At 31st December 2002	55,491	13,335	20,174	71,779	2,620	80,862	244,261

The net book values of the Group's and the Company's property, plant and equipment include amounts of approximately HK$9,139,000 and HK$6,026,000 respectively *(2002: HK$18,798,000 and HK$11,796,000 respectively)* in respect of assets held under finance leases.

	THE GROUP 2003 HK$'000	THE GROUP 2002 HK$'000	THE COMPANY 2003 HK$'000	THE COMPANY 2002 HK$'000
The net book values of land and land use rights and buildings are situated outside Hong Kong and are analysed as follows:				
Freehold	282,625	293,702	—	—
Medium-term lease	52,724	55,491	52,724	55,491
	335,349	349,193	52,724	55,491

The Group has pledged certain freehold land and building having an aggregate net book value of HK$14,134,000 *(2002: HK$14,774,000)* to secure general banking facilities granted to the Group. The pledge has been released after year end.

15. GOODWILL

	THE GROUP
	HK$'000
COST	
At 1st January 2003	
– As previously reported	280,361
– Prior period adjustment *(Note 2)*	(66,721)
– As restated	213,640
Arising on acquisition of subsidiaries	570,102
At 31st December 2003	783,742
AMORTISATION	
At 1st January 2003	
– As previously reported	119,270
– Prior period adjustment *(Note 2)*	(13,344)
– As restated	105,926
Charged for the year	25,056
At 31st December 2003	130,982
NET BOOK VALUES	
At 31st December 2003	652,760
At 31st December 2002	107,714

The amortisation period adopted ranges from 9 to 20 years as determined by the estimated foreseeable useful lives of the goodwill arising on past acquisitions.

16. NEGATIVE GOODWILL

	THE GROUP
	HK$'000
GROSS AMOUNTS	
At 1st January 2003	
– As previously reported	30,808
– Prior period adjustment *(Note 2)*	16,571
– As restated and at 31st December 2003	47,379
RELEASED TO INCOME	
At 1st January 2003	
– As previously reported	6,885
– Prior period adjustment *(Note 2)*	3,013
– As restated	9,898
Released in the year	4,306
At 31st December 2003	14,204
CARRYING AMOUNTS	
At 31st December 2003	33,175
At 31st December 2002	37,481

The negative goodwill is released to income on a straight-line basis over a period of 11 years, being the remaining weighted average useful lives of the depreciable assets acquired.

17. INTANGIBLE ASSETS

	Deferred development cost	Patents and trademarks	Manufacture know-how	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP				
COST				
At 1st January 2003	1,669	14,706	2,668	19,043
Currency realignment	172	67	—	239
Additions	459	5,341	842	6,642
Acquisition of a subsidiary	—	25,562	—	25,562
Write off in the year	(527)	(2,683)	—	(3,210)
At 31st December 2003	1,773	42,993	3,510	48,276
AMORTISATION				
At 1st January 2003	—	5,775	410	6,185
Currency realignment	—	45	—	45
Provided for the year	—	6,550	702	7,252
Acquisition of a subsidiary	—	12,323	—	12,323
Eliminated on write off	—	(2,683)	—	(2,683)
At 31st December 2003	—	22,010	1,112	23,122
NET BOOK VALUES				
At 31st December 2003	1,773	20,983	2,398	25,154
At 31st December 2002	1,669	8,931	2,258	12,858

	Patents
	HK$'000
THE COMPANY	
COST	
At 1st January 2003	7,437
Additions	584
At 31st December 2003	8,021
AMORTISATION	
At 1st January 2003	1,037
Provided for the year	1,325
At 31st December 2003	2,362
NET BOOK VALUES	
At 31st December 2003	5,659
At 31st December 2002	6,400

All intangible assets of the Group and the Company are amortised on a straight-line basis over 4 to 10 years.

18. INVESTMENTS IN SUBSIDIARIES

	2003	2002
	HK$'000	*HK$'000*
Investments in unlisted shares, at cost	402,408	402,314
Amount due from a subsidiary	—	70,349
	402,408	472,663

Particulars of the principal subsidiaries of the Company as at 31st December 2003 are set out in note 39.

The amount due from a subsidiary was unsecured, non-interest bearing and had no fixed repayment terms.

19. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost less impairment loss recognised	—	—	17,940	17,940
Share of net assets	19,623	20,610	—	—
Net amounts due from associates	98,771	96,655	67,647	71,190
	118,394	117,265	85,587	89,130

Particulars of the associates as at 31st December 2003 are set out in note 40.

The amounts due from associates are unsecured, bear interest at HIBOR plus market spread and have no fixed repayment terms. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current.

20. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets				
Unlisted investment securities (equity), at cost less impairment loss recognised	41,419	55,447	10,454	15,681
Current assets				
Other listed investments (equity securities), at market price	5,575	7,385	5,575	7,385

The Group's investments above included investments in Nack Products USA Limited ("Nack") and in America Direct, Inc. ("ADI"), with the carrying values of approximately HK$10,454,000 *(2002: HK$15,681,000)* and HK$4,403,000 *(2002: HK$6,604,000)*, respectively. The Company's investments included its investment in Nack of the same amount. Both companies are incorporated in the United States of America ("USA"). Nack has the exclusive rights to market and distribute a registered product in the USA, of which the Group holds the manufacturing right. Its principal activity is the marketing and distribution of the registered product and other related products in the USA. ADI is engaged in marketing through a combination of direct response television and retail distribution in the USA and selected international markets.

The Group's investment represents approximately 25% *(2002: 25%)* of Nack's issued shares held directly by the Company and 26% *(2002: 26%)* of ADI's common stocks in issue held by a 51% subsidiary of the Company. Both Nack and ADI are not regarded as associates of the Group because the Group has no significant influence over their affairs.

21. INVENTORIES

	THE GROUP		THE COMPANY	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Raw materials	599,855	560,481	247,007	276,231
Work in progress	76,298	43,219	60,907	23,539
Finished goods	1,815,497	988,334	160,071	89,541
	2,491,650	1,592,034	467,985	389,311

The value of inventories carried at net realisable value at the balance sheet date was insignificant.

22. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	THE GROUP		THE COMPANY	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
0 to 60 days	1,711,577	992,138	39,765	56,570
61 to 120 days	346,828	145,061	2,614	16,746
121 days or above	26,918	23,472	—	—
Total trade receivables	2,085,323	1,160,671	42,379	73,316
Other receivables	112,466	52,763	—	—
	2,197,789	1,213,434	42,379	73,316

23. TRADE AND OTHER PAYABLES

The aging analysis of trade payables is as follows:

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (As restated)
0 to 60 days	1,042,276	619,751	444,349	183,117
61 to 120 days	202,605	175,476	127,707	66,185
121 days or above	7,263	25,841	4,247	23,874
Total trade payables	1,252,144	821,068	576,303	273,176
Other payables	832,054	640,962	263,295	144,263
	2,084,198	1,462,030	839,598	417,439

24. WARRANTY PROVISION

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
At 1st January	79,315	26,979
Currency realignment	1,737	427
Additional provision in the year	387,287	58,233
Acquisition of subsidiaries	67,860	1,287
Utilisation of provision	(327,647)	(7,611)
At 31st December	208,552	79,315

The warranty provision represents management's best estimate of the Group's outstanding liabilities on products sold. It is expected that the majority of this expenditure will be incurred in the next financial year.

25. OBLIGATIONS UNDER FINANCE LEASES

The maturity of obligations under finance leases is as follows:

	Minimum lease payments		Present value of minimum lease payments	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP				
Amounts payable under finance leases:				
Within one year	6,825	7,825	5,485	7,336
In the second to fifth year inclusive	11,154	3,688	7,871	3,497
After five years	7,283	—	6,390	—
	25,262	11,513	19,746	10,833
Less: future finance charges	(5,516)	(680)	—	—
Present value of lease obligations	19,746	10,833	19,746	10,833
Less: Amount due within one year shown under current liabilities			(5,485)	(7,336)
Amount due after one year			14,261	3,497
THE COMPANY				
Amounts payable under finance leases:				
Within one year	2,187	5,475	1,963	5,109
In the second to fifth year inclusive	624	2,624	595	2,473
	2,811	8,099	2,558	7,582
Less: future finance charges	(253)	(517)	—	—
Present value of lease obligations	2,558	7,582	2,558	7,582
Less: Amount due within one year shown under current liabilities			(1,963)	(5,109)
Amount due after one year			595	2,473

It is the Group's policy to lease certain of its plant and machinery, fixtures and equipment under finance leases. The lease terms range from 3 to 20 years. Interest rates are fixed at the contract date and all leases are on a fixed repayment basis.

26. BORROWINGS

	THE GROUP		THE COMPANY	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trust receipt loans	168,012	153,315	96,482	86,093
Bank loans	445,078	1,080,309	320,667	390,000
Bank overdrafts	141,977	101,591	—	—
Bank borrowings	755,067	1,335,215	417,149	476,093
Fixed interest rate notes *(Note a)*	1,091,405	—	—	—
Total borrowings	1,846,472	1,335,215	417,149	476,093
Analysed into:				
Secured *(Note b)*	5,899	6,017	—	—
Unsecured	1,840,573	1,329,198	417,149	476,093
	1,846,472	1,335,215	417,149	476,093

All borrowings of the Group and the Company are repayable as follows:

	THE GROUP		THE COMPANY	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
On demand or within one year	497,975	781,156	1165,815	320,093
In the second year	23,092	214,865	17,334	—
In the third to fifth year inclusive	234,000	333,821	234,000	156,000
After five years	1,131,000	5,373	—	—
	1,886,067	1,335,215	417,149	476,093
Less: Amount due within one year shown under current liabilities	(497,975)	(781,156)	(165,815)	(320,093)
	1,388,092	554,059	251,334	156,000
Less: Unamortised loan arrangement fees	(39,595)	—	—	—
Amount due after one year	1,348,497	554,059	251,334	156,000

Note a: *During the year, the Group issued fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$145,000,000. The notes were issued in two fixed rate tranches, of US$120,000,000 for 10 years at 4.7% per annum, and US$25,000,000 for 7 years at 4.09% per annum. The proceeds were used to refinance existing medium term debts and for general working capital purposes.*

Note b: *The security has been released on repayment of borrowing after year end.*

27. SHARE CAPITAL

	Number of shares 2003	2002	2003 HK$'000	2002 HK$'000
Ordinary shares of HK$0.20 each				
Authorised	800,000,000	800,000,000	160,000	160,000
Issued and fully paid:				
At 1st January	645,716,826	574,516,826	129,143	114,903
Issued on share placement	—	60,000,000	—	12,000
Issued on exercise of share options	16,770,000	11,200,000	3,354	2,240
At 31st December	662,486,826	645,716,826	132,497	129,143

The shares issued during the year rank pari passu in all respects with the existing shares.

28. RESERVES

	Share premium *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
THE COMPANY			
At 1st January 2002			
– As previously reported	242,313	755,032	997,345
– Prior period adjustment *(Note 2)*	—	(9,631)	(9,631)
– As restated	242,313	745,401	987,714
Premium on shares issued	371,186	—	371,186
Profit for the year	—	276,586	276,586
Final dividend – 2001	—	(45,060)	(45,060)
Interim dividend – 2002	—	(38,695)	(38,695)
At 1st January 2003	613,499	938,232	1,551,731
Premium on shares issued	58,584	—	58,584
Profit for the year	—	609,891	609,891
Final dividend – 2002	—	(65,388)	(65,388)
Interim dividend – 2003	—	(47,863)	(47,863)
At 31st December 2003	672,083	1,434,872	2,106,955

As at 31st December 2003, the Company's reserves available for distribution to shareholders comprised the retained profits of HK$1,434,872,000 *(2002 as restated: HK$938,232,000)*.

29. DEFERRED TAX (ASSETS) LIABILITIES

The followings are the major deferred tax assets and liabilities recognised and movements thereon during the current and prior periods:

	Accelerated tax depreciation	Employee Warranty provision	related provision	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
At 1st January 2002						
– As previously reported	2,033	(6,289)	(7,588)	—	(7,813)	(19,657)
– Prior period adjustment *(Note 2)*	17,493	—	—	(107,668)	296	(89,879)
– As restated	19,526	(6,289)	(7,588)	(107,668)	(7,517)	(109,536)
Currency realignment	—	—	—	(11,136)	—	(11,136)
Charge (credit) to income for the year	26,837	(14,679)	(3,970)	(3,294)	(29,981)	(25,087)
At 1st January 2003	46,363	(20,968)	(11,558)	(122,098)	(37,498)	(145,759)
Currency realignment	20	(208)	(512)	(12,590)	(569)	(13,859)
Charge (credit) to income for the year	(41,285)	(18,721)	(4,996)	5,868	3,143	(55,991)
Acquisition of subsidiary	10,088	(21,842)	(9,136)	—	7,474	(13,416)
Effect of change in tax rate						
– charge (credit) to income	2,033	—	—	(242)	32	1,823
At 31st December 2003	17,219	(61,739)	(26,202)	(129,062)	(27,418)	(227,202)

	Accelerated tax depreciation
	HK$'000
THE COMPANY	
At 1st January 2002	
– As previously reported	1,394
– Prior period adjustment *(Note 2)*	9,631
– As restated	11,025
Charge to income for the year	2,308
At 1st January 2003	13,333
Charge to income for the year	422
Effect of change in tax rate	
– charge to income	1,251
At 31st December 2003	15,006

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset in accordance with the conditions set out in SSAP 12 (Revised). The following is the analysis of the deferred tax balances for financial reporting purpose:

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deferred tax assets	(273,937)	(168,196)	—	—
Deferred tax liabilities	46,735	22,437	15,006	13,333
	(227,202)	(145,759)	15,006	13,333

30. ACQUISITION OF SUBSIDIARIES

	2003	2002
	HK$'000	*HK$'000*
NET ASSETS ACQUIRED		
Property, plant and equipment	200,520	214,212
Intangible asset	13,239	192
Deferred tax asset	23,070	—
Inventories	359,191	89,189
Trade and other receivables, deposits and prepayments	250,407	80,592
Tax recoverable	66,680	4,024
Bank balances and cash	34,790	22,925
Trade and other payables	(376,739)	(201,651)
Bank overdrafts	(1,719)	—
Bank loans	(195,000)	(108,612)
Warranty provision	(67,860)	(1,287)
Obligations under finance leases	(15,099)	—
Deferred tax liability	(9,654)	—
	281,826	99,584
Goodwill arising on acquisition	570,102	87,134
Consideration	851,928	186,718
SATISFIED BY		
Deposit paid in previous year	—	148,200
Cash paid in the year	851,928	38,518
	851,928	186,718

Net cash outflow arising on acquisition:

	2003	2002
	HK$'000	*HK$'000*
Cash consideration paid during the year	(851,928)	(38,518)
Bank balances and cash acquired	34,790	22,925
Bank overdrafts acquired	(1,719)	—
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(818,857)	(15,593)

The subsidiaries acquired during the year contributed approximately HK$1,869,483,000 *(2002: HK$1,638,864,000)* to the Group's turnover, and approximately HK$7,847,000 *(2002: HK$66,872,000)* to the Group's profit from operations.

31. DISPOSAL OF A SUBSIDIARY

As at 31st December 2002, upon the relocation of the Group's manufacturing operations from Indonesia to the P.R.C, the Group has liquidated its subsidiary, P. T. Techtronic Appliances. The loss on disposal in relation to the liquidation and the net cash outflow arising on such disposal amounted to approximately HK$1,345,000 and HK$275,000, respectively.

Both the carrying value of individual assets at the date of disposal and the net cash flows attributable to the subsidiary disposed of during the year ended 31st December 2002 were not material to the Group as a whole.

32. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the finance leases of HK$3,983,000 *(2002: HK$2,568,000)*.

33. LEASE COMMITMENTS

At the balance sheet date, the Group and the Company had outstanding commitments under non-cancellable operating leases, which fall due as follows:

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	86,195	42,264	14,620	12,753
In the second to fifth year inclusive	154,196	75,309	10,947	11,287
After five years	138,348	59,052	17,016	15,836
	378,739	176,625	42,583	39,876

Operating lease payments represent rentals payable by the Group and the Company for certain of its plant and machinery and office properties. Leases are negotiated for a term ranging from 1 year to 15 years.

34. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given to banks in respect of credit facilities utilised by associates	16,904	27,367	16,904	27,367
Bills discounted with recourse	180,133	188,779	7,161	39,547
	197,037	216,146	24,065	66,914

In addition, the Company has given guarantees to banks and independent third parties in respect of general facilities granted to its subsidiaries. The extent of such facilities utilised by the subsidiaries as at 31st December 2003 amounted to HK$1,430,535,000 *(2002: HK$455,949,000).*

35. SHARE OPTIONS

Scheme adopted on 28th November 1990 and expired on 27th November 2000 ("Scheme A")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 28th November 1990, the Board of Directors may grant share options to eligible employees, including full-time employees and executive directors of the Company and its subsidiaries, at nil consideration, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible employees.

Share options granted must be taken up within 21 days of the date of grant. Any share options granted can be exercised within the period commencing on the first anniversary of the date of grant of such share option and expiring at the close of business on the tenth anniversary thereof.

The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the share option. The maximum number of shares in respect of which share options may be granted shall not exceed 10% of the issued share capital of the Company from time to time but excluding shares issued pursuant to the share option scheme, and shall not exceed 1% of the issued share capital in any one financial year. No employee shall be granted an option, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme A.

Scheme A expired on 27th November 2000.

Scheme adopted on 25th May 2001 ("Scheme B")

Following the expiry of Scheme A in November 2000, a new share option scheme was adopted pursuant to a resolution passed on 25th May 2001 for the purpose of providing incentives or rewards to directors and eligible persons. Under Scheme B, the Board of Directors of the Company may grant share options to eligible persons, including full-time officers, executive directors and full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10% of the issued share capital of the Company from time to time. No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March 2002 pursuant to a resolution passed on that date.

Scheme adopted on 28th March 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on 28th March 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme will expire on 27th March 2007. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) non-executive directors; or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date of grant to the fifth anniversary thereof. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30% of the issued share capital of the Company from time to time or 10% of shares in issue as at the adoption date of Scheme C. No person shall be granted an option which exceeds 1% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

The following table discloses details of the Company's share options held by employees (including directors) and movements in such holdings during the year:

Option type	Outstanding at 1.1.2003	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2003
Scheme A	400,000	—	100,000	300,000	—
Scheme B	13,750,000	—	10,500,000	500,000	2,750,000
Scheme C	31,921,000	13,439,000	6,170,000	361,000	38,829,000
	46,071,000	13,439,000	16,770,000	1,161,000	41,579,000

Option type	Outstanding at 1.1.2002	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2002
Scheme A	3,500,000	—	3,100,000	—	400,000
Scheme B	21,850,000	—	8,100,000	—	13,750,000
Scheme C	—	31,921,000	—	—	31,921,000
	25,350,000	31,921,000	11,200,000	—	46,071,000

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1st January	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31st December
2003	31,296,000	2,060,000	8,800,000	—	24,556,000
2002	12,450,000	22,046,000	3,200,000	—	31,296,000

Details of share options exercised during the year ended 31st December 2003:

Exercise date	Exercise price	Proceeds	Number
	HK$	*HK$'000*	
24.4.2003	2.0920	2,092	1,000,000
24.4.2003	2.1480	2,578	1,200,000
30.4.2003	6.4000	4,352	680,000
2.5.2003	2.0920	1,046	500,000
5.5.2003	6.4000	1,216	190,000
7.5.2003	6.4000	320	50,000
9.5.2003	6.4000	320	50,000
12.5.2003	6.4000	160	25,000
14.5.2003	6.4000	960	150,000
19.5.2003	6.4000	640	100,000
20.5.2003	6.4000	960	150,000
21.5.2003	2.1160	423	200,000
22.5.2003	2.1160	106	50,000
23.5.2003	2.1960	549	250,000
28.5.2003	6.4000	1,088	170,000
29.5.2003	1.0000	100	100,000
29.5.2003	2.2600	565	250,000
29.5.2003	6.4000	2,240	350,000
2.6.2003	6.4000	1,280	200,000
2.6.2003	6.9800	349	50,000
3.6.2003	6.9800	174	25,000
5.6.2003	2.1480	2,148	1,000,000
5.6.2003	2.2600	2,260	1,000,000
6.6.2003	6.4000	320	50,000
9.6.2003	6.9800	523	75,000
12.6.2003	6.4000	640	100,000
12.6.2003	6.9800	174	25,000
23.6.2003	6.4000	1,120	175,000
2.7.2003	6.4000	640	100,000
4.7.2003	6.4000	320	50,000
7.7.2003	6.7000	1,340	200,000
7.7.2003	6.9800	174	25,000
9.7.2003	6.4000	1,280	200,000
10.7.2003	6.4000	512	80,000
11.7.2003	2.1160	212	100,000
14.7.2003	6.4000	640	100,000
16.7.2003	6.4000	640	100,000
28.7.2003	6.4000	320	50,000
8.8.2003	6.4000	320	50,000
11.8.2003	2.1160	212	100,000
12.8.2003	6.4000	128	20,000
19.8.2003	2.0920	1,674	800,000
19.8.2003	2.2600	1,808	800,000
19.8.2003	6.4000	640	100,000
21.8.2003	2.2600	565	250,000
21.8.2003	6.4000	320	50,000
25.8.2003	2.1160	2,116	1,000,000
28.8.2003	2.1160	2,116	1,000,000
9.9.2003	2.1160	2,116	1,000,000
10.9.2003	6.4000	960	150,000

Exercise date	Exercise price	Proceeds	Number
	HK$	*HK$'000*	
11.9.2003	6.4000	1,280	200,000
22.9.2003	6.4000	640	100,000
29.9.2003	6.9800	84	12,000
2.10.2003	6.4000	320	50,000
3.10.2003	6.4000	64	10,000
7.10.2003	6.9800	91	13,000
14.10.2003	6.9800	35	5,000
17.10.2003	6.4000	960	150,000
20.10.2003	5.9000	5,900	1,000,000
20.10.2003	6.4000	1,920	300,000
20.10.2003	6.7000	1,340	200,000
27.10.2003	6.9800	70	10,000
11.11.2003	6.9800	70	10,000
24.11.2003	6.4000	480	75,000
11.12.2003	6.4000	640	100,000
31.12.2003	6.4000	288	45,000
		61,938	16,770,000

Details of share options exercised during the year ended 31st December 2002:

Exercise date	Exercise price	Proceeds	Number
	HK$	*HK$'000*	
4.1.2002	1.0144	507	500,000
4.1.2002	1.2800	640	500,000
4.1.2002	1.0000	1,200	1,200,000
26.2.2002	2.1160	12,696	6,000,000
29.4.2002	1.7440	174	100,000
29.4.2002	1.0800	108	100,000
3.5.2002	1.7440	174	100,000
13.5.2002	1.4768	148	100,000
13.5.2002	1.7440	174	100,000
6.6.2002	2.0920	1,046	500,000
22.6.2002	2.2600	1,130	500,000
25.6.2002	1.0800	108	100,000
19.7.2002	1.0800	108	100,000
26.8.2002	2.1960	275	125,000
29.8.2002	2.1960	275	125,000
2.9.2002	2.1160	529	250,000
23.9.2002	2.1160	529	250,000
10.10.2002	1.7440	174	100,000
24.10.2002	2.4750	248	100,000
11.11.2002	1.0800	108	100,000
29.11.2002	2.1160	317	150,000
3.12.2002	2.1160	212	100,000
		20,880	11,200,000

The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$9.20 to HK$22.44 *(2002: ranged from HK$5.67 to HK$6.98)*.

36. RETIREMENT BENEFITS SCHEMES

The Company and its subsidiaries operating in Hong Kong have participated in the Mandatory Provident Fund Schemes ("MPF Schemes") registered under the Mandatory Provident Fund Ordinance since December 2000.

The Group's overseas subsidiaries operate a number of defined contribution schemes and a defined benefit scheme which cover substantially all of their employees. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll.

The pension costs of the defined benefit scheme are assessed in accordance with an actuarial valuation as at 1st January 2004 performed by Aon Consulting, an employee benefits consulting group, using the Projected Unit Credit method. No medical trend rate assumption is necessary as at 31st December 2003 *(2002: 10%)* since all retirees are assumed to be affected by the fixed dollar subsidy and a discount rate of 6.25% *(2002: 6.75%)* were assumed for calculating the actuarial valuation.

There are no assets set aside for these benefits and the plan is funded on a pay-as-you-go basis. The accrued benefit costs under such scheme are to be reimbursed by a former shareholder of the overseas subsidiary in accordance with an assignment assumption, reimbursement and indemnification agreement. As such, the overseas subsidiary has set up a receivable and an accrued benefit cost of same amount of approximately HK$27,000,000 *(2002: HK$28,000,000)* as at 31st December 2003.

37. CAPITAL COMMITMENTS

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of:				
Purchase of property, plant and equipment	85,598	27,633	54,206	10,919
Acquisition of an associate	—	29,250	—	29,250
	85,598	56,883	54,206	40,169
Capital expenditure authorised but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	3,398	10,737	—	—

38. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with associates:

	2003 HK$'000	2002 HK$'000
Purchases	—	37,761
Management fee income	300	2,100
Management fee expenses	852	852
Interest income received	1,920	2,166
Sales income	602	28,795
Salary charges	—	354
Equipment charge income	1,152	284

The above transactions were carried out based on market price/rate, or where no market price/rate was available, at cost plus a percentage profit markup.

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries of the Company as at 31st December 2003 are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Digiwireless Limited	Hong Kong	HK$2	100	—	Investment holding
Envotech Technology Company Limited	Hong Kong	HK$2	100	—	Investment holding
Full Team International Limited	Hong Kong	HK$2	100	—	Investment holding
Homelite Asia Ltd.	The British Virgin Islands ("BVI")/ The PRC	US$1	100	—	Trading of outdoor power equipment products
Homelite Consumer Products Holdings, Inc.	USA	US$10	—	100	Investment holding
Homelite Consumer Products, Inc.	USA	US$10	—	100	Trading of outdoor power equipment products
Homelite Far East Co. Ltd.	Hong Kong	HK$2	100	—	Trading of outdoor power equipment products
Homelite Technologies Ltd.	Bermuda	US$12,000	100	—	Investment holding

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
MacEwen Property Co. Inc.	USA	US$100	100	—	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	—	Trading of household electronic and electrical products
One World Technologies Inc.	USA	US$10	—	100	Investment holding
One World Technologies Limited	Bermuda	US$12,000	100	—	Investment holding
OWT France SAS	France	£1,750,000	—	100	Investment holding
OWT Holding, Inc.	USA	US$10	2.8	97.2	Investment holding
OWT Industries, Inc.	USA	US$10	—	100	Manufacture of electric components and power tools products
OWT Taiwan Limited	Taiwan	NT$5,000,000	100	—	Provision of inspection services
Premier Appliance Group Limited	Hong Kong	HK$2	100	—	Manufacture of components
RAMC Holdings Limited	Bermuda	US$12,000	100	—	Investment holding
Ryobi Technologies Australia Pty Limited	Australia	A$5,500,000	100	—	Trading of electric power tools products
Ryobi Technologies Canada Inc.	Canada	C$600,000	—	100	Trading of electric power tools products
Ryobi Technologies France S.A.	France	£17,836,535	—	100	Trading of electric power tools products
Ryobi Technologies GmbH	Germany	£500,000	100	—	Trading of electric power tools products
Ryobi Technologies, Inc.	USA	US$10	—	100	Trading of electric power tools products
Ryobi Technologies (New Zealand) Limited	New Zealand	NZ$1,165,500	100	—	Trading of electric power tools products

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Ryobi Technologies (UK) Limited	The United Kingdom	£4,000,000	100	—	Trading of electric power tools products
Royal Appliance Mfg. Co.	USA	US$1	—	100	Trading and manufacture of floor care products
Royal Appliance International GmbH	Germany	£1,278,230	51	—	Trading of household electronic and electrical products
Santo Industries Limited	Hong Kong	HK$2,000,000	100	—	Trading of household electronic and electrical products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	—	Manufacture of plastic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	—	Manufacture of electronic products
Solar Wide (Overseas) Limited	BVI/The PRC	US$1	—	100	Manufacture of electronic products
Techtronic Appliances Holdings Company Limited	Bermuda	US$12,000	100	—	Investment holding
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	—	100	Trading and manufacture of floor care products
Vax Limited	The United Kingdom	£33,000	100	—	Assembly, procurement and distribution of floor care products
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	—	Assembly and distribution of floor care products

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year, or at any time during the year.

40. PARTICULARS OF ASSOCIATES

Particulars of the associates as at 31st December 2003 are as follows:

Name of associate	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issue capital held by the Company Directly %	Indirectly %	Principal activities
Gimelli International (Holdings) Limited	The Cayman Islands	US$6,250	40.8	—	Investment holding
Gimelli Laboratories Company Limited	Hong Kong	HK$5,000,000	—	100	Manufacture and trading of electrical and dental care products
Gimelli Produktions A.G.	Switzerland	CHF105,000	—	100	Marketing and research and development
Precision Technology Industries Limited	Bermuda	US$9,000,000	25	—	Manufacture of power tools products

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
for the six months ended 30th June 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000*	**2004** *US$'000 (Note 13)*	**2003** *US$'000 (Note 13)*
Turnover	*2*	6,724,115	4,814,649	862,066	617,263
Cost of sales		(4,720,044)	(3,519,725)	(605,134)	(451,247)
Gross profit		2,004,071	1,294,924	256,932	166,016
Other operating income		14,074	33,377	1,804	4,279
Interest income		22,155	5,361	2,840	687
Selling, distribution, advertising and warranty expenses		(693,737)	(474,426)	(88,941)	(60,824)
Administrative expenses		(762,714)	(496,323)	(97,785)	(63,631)
Research and development costs		(164,759)	(69,842)	(21,123)	(8,954)
Profit from operations and tax taxation	*3*	419,090	293,071	53,727	37,573
Finance costs		(58,702)	(38,990)	(7,526)	(4,999)
Profit before share of results of associates and taxation		360,388	254,081	46,201	32,574
Share of results of associates		(626)	187	(80)	24
Profit before taxation		359,762	254,268	46,121	32,598
Taxation	*4*	(42,677)	(30,437)	(5,471)	(3,902)
Profit before minority interests		317,085	223,831	40,650	28,696
Minority interests		(18,227)	(13,008)	(2,337)	(1,668)
Profit for the period		298,858	210,823	38,313	27,028
Dividend	*5*	(118,444)	(65,388)	(15,185)	(8,383)
Earnings per share	*6*				
Basic (HK / US cents)		22.49	16.28	2.88	2.09
Diluted (HK / US cents)		21.78	15.91	2.79	2.04

CONDENSED CONSOLIDATED BALANCE SHEET

as at 30th June 2004

	Notes	30th June 2004 HK$'000 (Unaudited)	31st December 2003 HK$'000 (Audited)	30th June 2004 US$'000 (Note 13)	31st December 2003 US$'000 (Note 13)
ASSETS					
Non-current assets					
Property, plant and equipment		863,915	904,356	110,758	115,943
Goodwill		635,580	652,760	81,485	83,687
Negative goodwill		(31,023)	(33,175)	(3,977)	(4,253)
Intangible assets		178,669	25,154	22,906	3,225
Interests in associates		132,124	118,394	16,939	15,179
Investments in securities		38,608	41,419	4,950	5,310
Deferred tax assets		300,706	273,937	38,552	35,120
Other assets		1,195	1,195	153	153
		2,119,774	1,984,040	271,766	254,364
Current assets					
Inventories		2,539,274	2,491,650	325,548	319,442
Trade and other receivables	7	1,579,099	2,197,789	202,449	281,768
Deposits and prepayments		328,424	293,408	42,106	37,616
Bills receivable		122,984	36,409	15,767	4,668
Investments in securities		5,635	5,575	722	715
Tax recoverable		1,123	51,274	144	6,574
Trade receivable from associates		40	48	5	6
Bank balances, deposits and cash		1,970,998	2,586,075	252,692	331,548
		6,547,577	7,662,228	839,433	982,337
Current liabilities					
Trade, bills and other payables	8	3,427,325	4,894,161	439,401	627,457
Warranty provision		183,122	208,552	23,477	26,737
Trade payable to an associate		9,319	3,230	1,195	414
Tax payable		108,165	68,114	13,867	8,733
Dividend payable		118,444	—	15,185	—
Obligations under finance leases – due within one year		2,988	5,485	383	703
Borrowings – due within one year		549,011	497,975	70,386	63,843
		4,398,374	5,677,517	563,894	727,887
Net current assets		2,149,203	1,984,711	275,539	254,450

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*
as at 30th June 2004

	Notes	30th June 2004 HK$'000 (Unaudited)	31st December 2003 HK$'000 (Audited)	30th June 2004 US$'000 (Note 13)	31st December 2003 US$'000 (Note 13)
Total assets less current liabilities		4,268,977	3,968,751	547,305	508,814
CAPITAL AND RESERVES					
Share capital	9	133,663	132,497	17,136	16,987
Reserves		2,614,167	2,380,387	335,150	305,178
		2,747,830	2,512,884	352,286	322,165
MINORITY INTERESTS		64,601	46,374	8,282	5,945
NON-CURRENT LIABILITIES					
Obligations under finance leases – due after one year		3,148	14,261	404	1,828
Borrowings – due after one year		1,405,489	1,348,497	180,191	172,884
Deferred tax liabilities		47,909	46,735	6,142	5,992
		1,456,546	1,409,493	186,737	180,704
		4,268,977	3,968,751	547,305	508,814

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
for the six months ended 30th June 2004

	30th June 2004 *HK$'000*	30th June 2003 *HK$'000*	30th June 2004 *US$'000 (Note 13)*	30th June 2003 *US$'000 (Note 13)*
Net Cash used in Operating Activities	(490,549)	(542,771)	(62,891)	(69,586)
Net Cash used in Investing Activities	(267,791)	(897,056)	(34,332)	(115,007)
Net Cash from Financing Activities	151,482	786,548	19,421	100,839
Net Decrease in Cash and Cash Equivalents	(606,858)	(653,279)	(77,802)	(83,754)
Cash and Cash Equivalents at 1st January	2,444,098	1,753,900	313,346	224,859
Effect of Foreign Exchange Rate Changes	(5,789)	46,370	(743)	5,945
Cash and Cash Equivalents at 30th June	1,831,451	1,146,991	234,801	147,050
Analysis of the Balances of Cash and Cash Equivalents				
Represented by:				
Bank balances, deposits and cash	1,970,998	1,288,907	252,692	165,244
Bank overdrafts	(139,547)	(141,916)	(17,891)	(18,194)
	1,831,451	1,146,991	234,801	147,050

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
for the six months ended 30th June 2004

	Share capital	Share premium	Translation reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2003	129,143	613,499	(16,769)	1,102,064	1,827,937
Exchange differences on translation of overseas operations not recognised in the income statement	—	—	37,423	—	37,423
Shares issued at a premium	1,633	26,417	—	—	28,050
Profit for the period	—	—	—	210,823	210,823
Final dividend – 2002	—	—	—	(65,388)	(65,388)
At 30th June 2003	130,776	639,916	20,654	1,247,499	2,038,845
At 1st January 2004	132,497	672,083	45,519	1,662,785	2,512,884
Exchange differences on translation of overseas operations not recognised in the income statement	—	—	(4,237)	—	(4,237)
Shares issued at a premium	1,166	57,603	—	—	58,769
Profit for the period	—	—	—	298,858	298,858
Final Dividend – 2003	—	—	—	(118,444)	(118,444)
At 30th June 2004	133,663	729,686	41,282	1,843,199	2,747,830

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of preparation

The unaudited interim results of the Group have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants on a basis consistent with the accounting policies adopted in the report and financial statements for the year ended 31st December 2003.

Certain comparative figures have been reclassified to conform with the current period's presentation.

2. Segment information

	Six months period ended 30th June			
	Turnover		Segment Results	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
By principal activity:				
Manufacture and Trading of Power Equipment Products	4,711,892	3,467,171	294,282	198,682
Floor care appliances	1,717,292	1,121,715	80,457	58,135
Solar powered, laser and electronic measuring products	294,931	225,763	59,379	41,698
	6,724,115	4,814,649	434,118	298,515
Amortisation of goodwill			(17,180)	(7,596)
Release of negative goodwill to income			2,152	2,152
Contributions to profit from operations			419,090	293,071
By geographical market location:				
North America	5,259,245	3,784,207	366,423	236,667
Europe	1,084,364	766,976	66,244	45,095
Other countries	380,506	263,466	1,451	16,753
	6,724,115	4,814,649	434,118	298,515
Amortisation of goodwill			(17,180)	(7,596)
Release of negative goodwill to income			2,152	2,152
Contributions to Profit From Operations			419,090	293,071

3. Profit from operations

	Six Months Period ended 30th June	
	2004	2003
	HK$'000	*HK$'000*
Profit from operations has been arrived after charging (crediting):		
Depreciation and amortisation of property, plant and equipment	160,746	137,085
Amortisation of intangible assets	4,597	2,531
Amortisation of goodwill	17,180	7,596
Release of negative goodwill to income	(2,152)	(2,152)
Staff costs	646,596	492,411

4. Taxation

	Six Months Period ended 30th June	
	2004	2003
	HK$'000	*HK$'000*
The total tax charge comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	33,531	23,009
Overseas Tax	14,501	7,266
Deferred Tax	(5,355)	162
	42,677	30,437

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Deferred tax has been provided for at the rate that is expected to apply in the period when the liability is settled or the asset is realised.

5. Dividend

The 2003 final dividend declared at HK17.75 cents and 2003 interim dividend paid at HK7.25 cents per existing share are adjusted to HK8.875 cents and HK3.625 cents per subdivided share respectively.

6. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six Months Period ended 30th June	
	2004	**2003**
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the period	298,858	210,823
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,328,955,297	1,295,481,764
Effect of dilutive potential ordinary shares:		
Options	43,371,852	29,424,128
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,372,327,149	1,324,905,892

The comparative amounts of the earnings per share and weighted average number of ordinary shares have been adjusted for the effect of the subdivision of the Company's shares during the period.

7. Trade and other receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
0 to 60 days	1,231,410	1,711,577
61 to 120 days	200,085	346,828
121 days or above	26,142	26,918
Total trade receivables	1,457,637	2,085,323
Other receivables	121,462	112,466
	1,579,099	2,197,789

8. Trade, bills and other payables

The aging analysis of trade payables is as follows:

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
0 to 60 days	932,301	1,042,276
61 to 120 days	98,719	202,605
121 days or above	9,770	7,263
Total trade payables	1,040,790	1,252,144
Bills payables	1,606,915	2,809,963
Other payables	779,620	832,054
	3,427,325	4,894,161

9. Share capital

	Number of shares		Share capital	
	30th June 2004	31st December 2003	30th June 2004	31st December 2003
			HK$'000	*HK$'000*
Ordinary shares				
Authorised:				
At 1st January of HK$0.20 each	800,000,000	800,000,000	160,000	160,000
Increased in authorised share capital of HK$0.20 each	400,000,000	—	80,000	—
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	1,200,000,000	—	—	—
Shares of HK$0.10 each *(2003 : HK$0.20 each)*	2,400,000,000	800,000,000	240,000	160,000
Issued and fully paid:				
At 1st January of HK$0.20 each	662,486,826	645,716,826	132,497	129,143
Issued on exercise of share options	8,657,000	16,770,000	1,166	3,354
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	665,481,826	—	—	—
Shares of HK$0.10 each *(2003: HK$0.20 each)*	1,336,625,652	662,486,826	133,663	132,497

On 28th May 2004, ordinary resolutions were passed by the shareholders of the Company to approve the increase (the "Increase") in the authorised share capital of the Company to HK$240,000,000 and the subdivision (the "Subdivision") of each issued and unissued shares of HK$0.20 each in the authorised share capital into two ordinary shares of HK$0.10 each. The Increase and the Subdivision became effective on 28th and 31st May 2004 respectively.

The shares issued during the period rank pari passu in all respects with the existing shares.

10. Capital commitments

	30th June 2004 HK$'000	31st December 2003 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment	108,716	85,598
Capital expenditure authorised but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	12,518	3,398

11. Contingent liabilities

	30th June 2004 HK$'000	31st December 2003 HK$'000
Guarantees given to banks in respect of credit facilities utilised by associates	25,288	16,904
Bills discounted with recourse	269,892	180,133
	295,180	197,037

12. Post balance sheet event

On 16th June 2004 the Group announced the issue of five year Zero Coupon Convertible Bonds at par. The aggregate principal amount of the Bonds was US$140 million (approximately HK$1,092 million). The Bonds will be due in 2009 and convertible into Ordinary Shares of the Company. The initial conversion price is HK$16.56 per share, representing a premium of 38% over the closing price of the share on The Stock Exchange of Hong Kong Limited on 16th June 2004. Assuming full conversion of the Bonds at the initial conversion price of HK$16.56 per share, the Bonds will be converted into approximately 65,922,584 shares, representing approximately 4.93% of the issued share capital of the Company as at the date of announcement and approximately 4.71% of the issued share capital of the Company as enlarged by the issue of the conversion shares. Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each Bond at 107.76% of its principal amount on the maturity date of 8th July 2009. However, on or after 8th July 2007 and prior to the maturity date, the holder of each Bond will have the right at such holder's option, to require the Company to redeem all or some only of the Bonds at 104.59% of their principal amount.

The Bond issue raised immediate funds that can be used for general corporate and working capital purposes including financing possible acquisitions and when converted will enlarge the shareholder capital base, which will facilitate the development and expansion of the Company.

The issue of the Bonds was successfully closed on 8th July 2004.

13. US Dollar Equivalents

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.



德勤 • 關黃陳方會計師行
香港干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

23rd November, 2004

The Directors
Techtronic Industries Co. Ltd.
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

UBS AG
52/F Two International Finance Centre
8 Finance Street
Central
Hong Kong

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") regarding the electric power tools and accessories businesses of Atlas Copco AB, currently conducted under the brand names "Milwaukee®", "AEG®" and "DreBo®" (hereinafter collectively referred to as the "Group") for the three years ended 31st December 2001, 2002, 2003 and six months ended 30th June 2004 (the "Relevant Periods") for inclusion in the circular issued by Techtronic Industries Co. Ltd. (the "Company") dated 23rd November, 2004 (the "Circular") in connection with its acquisition of companies comprising the Milwankee®, AEG® and DreBo® electric power tools and accessories businesses of Atlas Copco AB.

The combined financial statements of the Group for the Relevant Periods, which were prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board (the "Underlying IFRS Financial Statements"), were audited by KPMG Bohlins AB.

For the purpose of this report, we have examined the Underlying IFRS Financial Statements of the Group for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountants" as recommended by the Hong Kong Institute of Certified Public Accountants.

The Underlying IFRS Financial Statements are the responsibility of the directors of Atlas Copco AB who approved their issue. The directors of the Company are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying IFRS Financial Statements, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, on the basis of presentation set out in note 1 of Section A below, the Financial Information together with the notes thereon gives, for the purpose of this report, a true and fair view of the combined results and cash flows of the Group for the Relevant Periods and of the state of affairs of the Group as at 31st December 2001, 31st December 2002, 31st December 2003 and 30th June 2004.

A. FINANCIAL INFORMATION

Combined income statements

		Year ended 31st December			Six months ended 30th June
		2001	**2002**	**2003**	**2004**
	Notes	*US$ Million*	*US$ Million*	*US$ Million*	*US$ Million*
Revenue		644.7	664.5	692.7	352.0
Cost of sales		(475.3)	(487.5)	(503.7)	(245.2)
Gross profit		169.4	177.0	189.0	106.8
Other operating income		0.7	0.2	2.1	0.4
Selling, distribution, advertising and warranty expenses		(70.2)	(77.8)	(80.7)	(44.2)
Administrative expenses		(34.1)	(33.6)	(40.1)	(21.7)
Research and development costs	4	(21.5)	(21.0)	(20.2)	(11.1)
Other operating expenses		(12.2)	(13.5)	(13.8)	(6.8)
Profit from operations	4	32.1	31.3	36.3	23.4
Interest income	5	0.9	1.2	1.1	0.4
Finance costs	6	(8.2)	(6.2)	(7.7)	(4.0)
Profit before taxation		24.8	26.3	29.7	19.8
Taxation	7	(13.0)	(14.6)	(16.7)	(9.2)
Profit for the year/period		11.8	11.7	13.0	10.6
Dividend	8	—	—	—	—

Combined balance sheets

	Notes	At 31st December 2001 US$ Million	2002 US$ Million	2003 US$ Million	At 30th June 2004 US$ Million
Non-current assets					
Property, plant and equipment	*11*	128.4	128.9	139.4	147.7
Goodwill	*12*	369.4	358.4	392.0	385.9
Other intangible assets	*13*	4.3	7.2	13.6	14.6
Deferred tax assets	*23*	19.1	19.8	18.2	19.0
Other assets		4.1	3.5	4.1	4.0
		525.3	517.8	567.3	571.2
Current assets					
Inventories	*14*	100.1	126.9	118.7	125.0
Trade and other receivables	*15*	109.3	116.0	122.2	128.7
Amounts due from related parties	*29*	36.1	42.9	67.4	71.9
Tax recoverable		0.2	—	—	0.1
Bank balances and cash		1.1	1.4	1.8	2.1
		246.8	287.2	310.1	327.8
Total assets		772.1	805.0	877.4	899.0
Equity		505.3	512.8	534.8	551.8
Current liabilities					
Trade and other payables	*17*	77.9	91.2	86.8	93.0
Retirement benefit obligations	*24*	60.3	70.2	83.2	81.7
Amounts due to related parties	*29*	81.7	81.2	117.4	105.5
Tax payable		0.1	—	—	0.6
Obligations under finance leases – due within one year	*19*	—	—	0.1	—
Other loans	*20*	2.2	1.4	1.4	1.0
Provisions	*22*	9.3	10.5	12.6	13.4
		231.5	254.5	301.5	295.2
Non-current liabilities					
Obligations under finance leases – due after one year	*19*	1.1	1.5	2.9	18.8
Other payables	*21*	4.3	4.7	4.5	4.4
Provisions	*22*	1.3	5.7	5.0	1.6
Deferred tax liabilities	*23*	28.6	25.8	28.7	27.2
		35.3	37.7	41.1	52.0
Total equity and liabilities		772.1	805.0	877.4	899.0

Combined statements of changes in equity

	Translation reserve *US$ Million*	Retained profits *US$ Million*	Total *US$ Million*
At 1st January 2001	—	512.4	512.4
Exchange differences on translation of overseas operations not recognised in the combined income statement	(2.1)	—	(2.1)
Profit for the year	—	11.8	11.8
Distribution to, net of contributions from, the Group	—	(16.8)	(16.8)
At 31st December 2001	(2.1)	507.4	505.3
Exchange differences on translation of overseas operations not recognised in the combined income statement	5.9	—	5.9
Profit for the year	—	11.7	11.7
Distribution to, net of contributions from, the Group	—	(10.1)	(10.1)
At 31st December 2002	3.8	509.0	512.8
Exchange differences on translation of overseas operations not recognised in the combined income statement	14.7	—	14.7
Profit for the year	—	13.0	13.0
Distribution to, net of contributions from, the Group	—	(5.7)	(5.7)
At 31st December 2003	18.5	516.3	534.8
Change in accounting principles *(note 2)*	—	(0.8)	(0.8)
Exchange differences on translation of overseas operations not recognised in the combined income statement	(3.5)	—	(3.5)
Profit for the period	—	10.6	10.6
Distribution to, net of contributions from, the Group	—	10.7	10.7
At 30th June 2004	15.0	536.8	551.8

Combined cash flow statements

	Note	Year ended 31st December 2001	2002	2003	Six months ended 30th June 2004
		US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Operating activities					
Profit from operations		32.1	31.3	36.3	23.4
Adjustments for:					
Amortisation of goodwill		11.0	11.0	12.6	6.7
Amortisation of other intangible assets		0.7	0.6	0.9	0.9
Depreciation and amortisation on property, plant and equipment		21.5	24.3	26.4	13.2
Loss on disposal of property, plant and equipment		0.5	1.3	1.0	—
Operating cash flows before movements in working capital		65.8	68.5	77.2	44.2
Decrease (increase) in inventories		16.6	(21.1)	24.1	(7.9)
Decrease (increase) in trade and other receivables		11.8	4.9	9.6	(10.6)
(Decrease) increase in trade and other payables		(12.1)	9.2	(12.3)	7.6
Cash generated from operations		82.1	61.5	98.6	33.3
Income taxes paid		(11.5)	(17.8)	(15.4)	(11.0)
Interest paid		(8.2)	(6.2)	(7.7)	(4.0)
Net cash from operating activities		62.4	37.5	75.5	18.3
Investing activities					
Interest received		0.9	1.2	1.1	0.4
Proceeds from disposal of property, plant and equipment		0.9	0.6	1.0	1.2
Purchase of property, plant and equipment		(19.6)	(20.2)	(21.4)	(8.5)
Additions to other intangible assets		(0.6)	(2.7)	(4.6)	(2.1)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	25	—	—	(61.6)	(1.8)
(Increase) decrease in other assets		(0.1)	0.5	(0.7)	—
Net cash used in investing activities		(18.5)	(20.6)	(86.2)	(10.8)

Combined cash flow statements *(Continued)*

	Year ended 31st December			Six months ended 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Financing activities				
Others short-term loans raised (paid)	0.5	0.4	2.9	(0.4)
Distribution to, net of contributions from, the Group	(16.8)	(10.1)	(5.7)	10.7
Net amount (repaid) advanced to related companies	(28.7)	(7.1)	13.7	(17.4)
Net cash (used in) from financing activities	(45.0)	(16.8)	10.9	(7.1)
Net (decrease) increase in cash and cash equivalents	(1.1)	0.1	0.2	0.4
Cash and cash equivalents at beginning of the year/period	2.7	1.1	1.4	1.8
Effect of foreign exchange rate changes	(0.5)	0.2	0.2	(0.1)
Cash and cash equivalents at end of the year/period	1.1	1.4	1.8	2.1

Notes to the financial information

1. BASIS OF PRESENTATION OF FINANCIAL INFORMATION

The Financial Information presents the combined results, combined cash flow statements, combined statements of changes in equity and combined balance sheets of the Group on the basis that the Group, for the purpose of this report, is regarded as a continuing entity and that the current group structure had been in existence since 1st January 2001.

The Group is a part of the group of companies of Atlas Copco AB. The Group has a comprehensive portfolio of both corded and cordless electric power tools designed for professional use. The products range from drills, saws, grinders and hammers to tools designed for specific applications such as screw-shooter systems and cordless caulking guns among others. The Group also has significant accessory sales.

The Financial Information, for the periods presented herein, has been prepared on a carve-out basis. In addition to the financial information for legal entities which are wholly dedicated to the Group, the Financial Information includes the assets, liabilities, sales and expenses of other legal entities which are not totally dedicated to the Group. They also include amounts that have been pushed down from Atlas Copco AB in order to depict the financial position, results of operations and cash flows of the Group on a stand-alone basis. It also includes certain allocations and transactions with related parties as discussed further in note 29. All significant intercompany transactions have been eliminated in the preparation of the Financial Information.

For operations which are part of legal entities which are not totally dedicated to the business, the pension and other post retirement benefit costs have been based on the charges incurred by the individual operations in respect of the specific plans of which employees are members. Pension plans are discussed further in note 24.

Historically, the results of the Group have been included in the combined income tax returns filed by the various legal entities to which the operations belonged or to tax groups within the Atlas Copco group of companies. Income tax expense in the Financial Information of the Group has been calculated on a separate stand-alone tax return basis.

In the opinion of management, all material adjustments necessary for the fair presentation of financial position, operating results and cash flows have been presented. The Financial Information included herein may not necessarily be indicative of the combined results of operations, financial position, changes in equity and cash flows of the Group in the future or what they would have been for the periods presented if the Group had been a separate, stand-alone entity.

Atlas Copco AB presents the Financial Information in United States dollar since this is the currency in which the majority of the Group's transactions are denominated.

Except for some presentational differences, there is no material difference between IFRS and accounting principles generally accepted in Hong Kong which might have a significant impact on the combined financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The Financial Information has been prepared under the historical cost convention. The principal accounting policies which have been adopted in preparing the Financial Information and which are in accordance with International Financial Reporting Standards ("IFRS") are as follows:

Changes in accounting principles

For the purpose of presenting these Financial Information, management has adjusted the accounting to comply with IFRS in all material respects for the periods presented including adjustments of all material post employment benefit plans. As of 1st January 2004, the Group implemented International Accounting Standard ("IAS") IAS 19 "Employee Benefits". The effect of adopting this standard relates to non-material post-retirement benefit plans and amounted to US$0.8 million at the date of adoption.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet. Goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the Group to which the goodwill relates.

On disposal of a subsidiary, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Revenue recognition

Sales of goods are recognised when goods are delivered and the significant risks and rewards of ownership has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Property, plant and equipment

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation and any identified impairment losses.

Depreciation is charged to write off the cost of the assets other than construction in progress, over their estimated useful lives, using the straight-line method on the following bases:

Freehold land	Nil
Buildings	25 to 50 years
Machinery and equipment	3 to 10 years

Construction in progress represents assets in the course of construction for production, or administrative purposes, or for purposes not yet determined, and are carried at cost, less any identified impairment loss. Cost includes all construction expenditure and other direct costs, including professional fees, attributable to such projects. Costs on completed construction work are transferred to other appropriate category of property, plant and equipment and depreciation of these assets is charged, on the same basis as other assets, until the construction of the related assets is completed.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the combined income statement.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible assets arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight-line basis over its estimated useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Patents and trademarks

Patents and trademarks are measured initially at purchase cost and are amortised on a straight-line basis over their estimated useful lives.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Other assets

Other assets are stated at cost less any identified impairment losses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out method. Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade and other receivables

Trade and other receivables and amounts due from related parties are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Trade and other payables

Trade and other payables and amounts due to related parties are stated at their nominal value.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges are accounted for on an accrual basis to the combined income statement using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Leasing

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the relevant lease term.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year/period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Foreign currencies

The financial records of the Group are principally maintained in United States dollar and Euros. Transactions in currencies other than United States dollar and Euros are initially recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the year.

On combination, the assets and liabilities of the Group's operations are translated into United States dollar at the exchange rate prevailing at the balance sheet date. Income and expense items are translated into United States dollar at the average exchange rate for the Relevant Periods. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due.

The Group's net obligation with respect to defined benefit plans and other long-term service benefits other than pensions is calculated separately for each plan using the projected unit credit method by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value. The discount rates used are based on high-quality fixed-income debt instruments that have maturity dates approximating the terms of the obligations.

Derivative financial instruments

The Group uses derivative financial instruments (primarily foreign currency forward contracts) to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and forecasted transactions. Such derivatives are initially recorded at cost, if any, and are remeasured to fair value at subsequent reporting dates.

As the Group has not adopted the requirements for formally designating and documenting the instruments as a hedge, the adjustments to fair value have been included in the income statement.

Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions for warranty costs are recognised at the date of sale of the relevant products, based on the estimated cost using historical data for level of repairs and replacements. Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that it has either commenced or has been announced publicly.

3. SEGMENTAL INFORMATION

Business segments

All of the Group's turnover, assets and liabilities were engaged in the manufacture and sales of electric power tools products and related assessories. Accordingly, no analysis of financial information by business segment is presented.

Geographical segments

	North America	Europe	Other countries	Elimination	Total
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*	*US$ Million*
For the year ended 31st December 2001					
REVENUE					
External sales	470.6	162.2	11.9	—	644.7
Inter-segment sales *	4.6	22.5	—	(27.1)	—
Total	475.2	184.7	11.9	(27.1)	644.7

** Inter-segment sales are charged at prevailing market rates.*

	North America	Europe	Other countries	Elimination	Total
RESULT					
Segment results	32.1	—	—	—	32.1
Interest income					0.9
Finance costs					(8.2)
Profit before taxation					24.8
Taxation					(13.0)
Profit for the year					11.8
Other information for the year ended 31st December 2001					
Capital additions	14.9	5.3	—	—	20.2
Depreciation and amortisation	26.4	6.8	—	—	33.2
Assets and liabilities as at 31st December 2001					
ASSETS					
Segment assets	610.5	99.4	4.9	—	714.8
Unallocated corporate assets					57.3
Combined total assets					772.1
LIABILITIES					
Segment liabilities	66.3	24.5	2.0	—	92.8
Unallocated corporate liabilities					174.0
Combined total liabilities					266.8

	North America *US$ Million*	Europe *US$ Million*	Other countries *US$ Million*	Elimination *US$ Million*	Total *US$ Million*
For the year ended 31st December 2002					
REVENUE					
External sales	489.2	161.0	14.3	—	664.5
Inter-segment sales *	14.6	28.4	—	(43.0)	—
Total	503.8	189.4	14.3	(43.0)	664.5

* *Inter-segment sales are charged at prevailing market rates.*

	North America *US$ Million*	Europe *US$ Million*	Other countries *US$ Million*	Elimination *US$ Million*	Total *US$ Million*
RESULT					
Segment results	32.3	(1.5)	0.5	—	31.3
Interest income					1.2
Finance costs					(6.2)
Profit before taxation					26.3
Taxation					(14.6)
Profit for the year					11.7
Other information for the year ended 31st December 2002					
Capital additions	15.8	7.1	—	—	22.9
Depreciation and amortisation	29.2	6.7	—	—	35.9
Assets and liabilities as at 31st December 2002					
ASSETS					
Segment assets	608.7	124.7	6.6	—	740.0
Unallocated corporate assets					65.0
Combined total assets					805.0
LIABILITIES					
Segment liabilities	75.9	32.8	3.3	—	112.0
Unallocated corporate liabilities					180.2
Combined total liabilities					292.2

	North America US$ Million	Europe US$ Million	Other countries US$ Million	Elimination US$ Million	Total US$ Million
For the year ended 31st December 2003					
REVENUE					
External sales	477.8	195.6	19.3	—	692.7
Inter-segment sales *	11.3	25.7	—	(37.0)	—
Total	489.1	221.3	19.3	(37.0)	692.7

* *Inter-segment sales are charged at prevailing market rates.*

	North America US$ Million	Europe US$ Million	Other countries US$ Million	Elimination US$ Million	Total US$ Million
RESULT					
Segment results	38.2	(2.7)	0.8	—	36.3
Interest income					1.1
Finance costs					(7.7)
Profit before taxation					29.7
Taxation					(16.7)
Profit for the year					13.0
Other information for the year ended 31st December 2003					
Capital additions	15.1	10.9	—	—	26.0
Depreciation and amortisation	29.4	10.5	—	—	39.9
Assets and liabilities as at 31st December 2003					
ASSETS					
Segment assets	581.4	199.0	8.7	—	789.1
Unallocated corporate assets					88.3
Combined total assets					877.4
LIABILITIES					
Segment liabilities	68.0	13.5	4.8	—	86.3
Unallocated corporate liabilities					256.3
Combined total liabilities					342.6

	North America US$ Million	Europe US$ Million	Other countries US$ Million	Elimination US$ Million	Total US$ Million
For the six months ended 30th June 2004					
REVENUE					
External sales	236.1	105.3	10.6	—	352.0
Inter-segment sales *	5.3	11.0	—	(16.3)	—
Total	241.4	116.3	10.6	(16.3)	352.0

* *Inter-segment sales are charged at prevailing market rates.*

	North America US$ Million	Europe US$ Million	Other countries US$ Million	Elimination US$ Million	Total US$ Million
RESULT					
Segment results	20.2	2.9	0.3	—	23.4
Interest income					0.4
Finance costs					(4.0)
Profit before taxation					19.8
Taxation					(9.2)
Profit for the period					10.6
Other information for the six months ended 30th June 2004					
Capital additions	7.3	19.4	—	—	26.7
Depreciation and amortisation	14.4	6.4	—	—	20.8
Assets and liabilities as at 30th June 2004					
ASSETS					
Segment assets	584.7	211.2	9.3	—	805.2
Unallocated corporate assets					93.8
Combined total assets					899.0
LIABILITIES					
Segment liabilities	74.4	31.7	6.1	—	112.2
Unallocated corporate liabilities					235.0
Combined total liabilities					347.2

4. PROFIT FROM OPERATIONS

	Year ended 31st December			Six months ended 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Profit from operations has been arrived at after charging (crediting):				
Amortisation of intangible assets included in other operating expenses	0.7	0.6	0.9	0.9
Amortisation of goodwill included in other operating expenses	11.0	11.0	12.6	6.7
Auditors' remuneration	0.2	0.2	0.1	0.1
Depreciation and amortisation on property, plant and equipment	21.5	24.3	26.4	13.2
Operating lease charges:				
Premises	0.9	1.1	1.8	1.3
Motor vehicles	0.6	0.6	0.7	0.6
Plant and machinery	2.0	2.0	2.1	1.3
Other assets	1.3	2.4	2.7	1.0
Loss on disposal of property, plant and equipment	0.5	1.3	1.0	—
Research and development costs	22.0	23.7	22.6	13.1
Less: amounts capitalised	(0.5)	(2.7)	(2.4)	(2.0)
	21.5	21.0	20.2	11.1
Retirement benefits scheme contributions	15.2	16.6	16.6	8.7
Staff costs				
Directors' remuneration	—	—	—	—
Others	151.7	155.2	165.5	85.5
	166.9	171.8	182.1	94.2

Staff costs disclosed above do not include amounts of US$14.6 million, US$15.8 million, US$16.1 million and US$8.1 million relating to research and development activities, which are included under research and development costs for the years ended 31st December 2001, 2002, 2003 and for the six months ended 30th June 2004, respectively.

5. INTEREST INCOME

	Year ended 31st December			Six months ended 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Interest earned on bank deposits	0.1	—	—	—
Amounts due from related companies	0.8	1.2	1.1	0.4
	0.9	1.2	1.1	0.4

6. FINANCE COSTS

	Year ended 31st December			Six months ended 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Interest on:				
Bank and other borrowings wholly repayable within five years	3.1	3.4	4.2	2.2
Amounts due to related companies	5.0	2.7	3.4	1.6
Obligations under finance leases	0.1	0.1	0.1	0.2
	8.2	6.2	7.7	4.0

7. TAXATION

	Year ended 31st December			Six months ended 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
The (charge) credit comprises:				
Current tax	(11.5)	(17.8)	(15.5)	(10.9)
Deferred tax *(note 23)*	(1.5)	3.2	(1.2)	1.7
	(13.0)	(14.6)	(16.7)	(9.2)

Domestic income tax rate in Sweden is calculated at 28% *(for the year ended 31st December 2001, 2002, 2003 and six months period ended 30th June 2004: 28%)* of the estimated assessable profit for the year/period.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdiction.

For the purposes of preparing the Financial Information, the income tax provision has been calculated on an attributable profit basis even though the entities in the Group included members of consolidated tax groups in the respective countries. The net operating losses in the German operations for the period presented have been utilised by the consolidated tax group in Germany and are not available to reduce future taxable income.

The charge for the year/period can be reconciled to the profit per the income statement as follows:

	Year ended 31st December			Six months ended 30th June
	2001	**2002**	**2003**	**2004**
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Profit before taxation	24.8	26.3	29.7	19.8
Tax at the weighted average income tax rate	(9.8)	(10.4)	(11.6)	(7.8)
Tax effect of expenses not deductible for tax purposes	(4.7)	(4.5)	(5.4)	(2.9)
Change in tax rate	—	—	(0.1)	—
Others	1.5	0.3	0.4	1.5
Tax charge for the year/period	(13.0)	(14.6)	(16.7)	(9.2)

8. DIVIDEND

No dividend has been paid or declared by the Group during the Relevant Periods.

9. EARNINGS PER SHARE

Earnings per share is not presented as such information is not meaningful having regard to the purpose of this report.

10. DIRECTORS' AND EMPLOYEES' REMUNERATION

Directors' remuneration is not presented as such information is not meaningful having regard to the purpose of this report.

Employees' emoluments

The emoluments of the five highest paid individuals for the respective period are as follows:

	Year ended 31st December			Six months ended 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Salaries and other benefits	0.8	1.1	1.3	0.7
Retirement benefit scheme contributions	0.1	0.1	0.2	—
Performance related incentive payments	0.1	0.3	0.1	—
	1.0	1.5	1.6	0.7

The emoluments of the five highest paid individuals were within the following bands:

	Year ended 31st December			Six months ended 30th June
	2001	2002	2003	2004
Nil to US$128,000	1	—	—	2
US$128,001 to US$192,000	2	1	—	3
US$192,001 to US$256,000	1	1	2	—
US$256,001 to US$321,000	—	2	1	—
US$321,001 to US$385,000	1	—	1	—
US$385,001 to US$449,000	—	—	—	—
US$449,001 to US$513,000	—	—	1	—
US$513,001 to US$577,000	—	1	—	—
	5	5	5	5

None of the highest paid individuals was a director of the Group.

During the Relevant Periods, no remuneration had been paid by the Group to the directors, or the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office. No directors had waived any remunerations during the Relevant Periods.

The total number of employees of the Group was 3,249, 3,211, 3,135 and 2,996 at 31st December 2001, 2002 and 2003, and 30th June 2004 respectively.

11. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings	Machinery and equipment	Construction in progress	Total
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
COST				
At 1st January 2001	60.0	221.2	19.4	300.6
Currency realignment	(2.0)	(5.3)	(0.2)	(7.5)
Additions	2.0	17.6	—	19.6
Transfer	—	8.5	(8.5)	—
Disposals	(0.4)	(5.9)	—	(6.3)
At 31st December 2001	59.6	236.1	10.7	306.4
Currency realignment	6.8	17.7	0.2	24.7
Addition	2.4	17.8	—	20.2
Transfer	—	2.7	(2.7)	—
Disposals	—	(7.1)	—	(7.1)
At 31st December 2002	68.8	267.2	8.2	344.2
Currency realignment	9.2	25.4	0.3	34.9
Additions	1.9	15.7	3.8	21.4
Acquisition of subsidiaries	1.2	7.3	—	8.5
Disposals	(0.2)	(11.0)	—	(11.2)
At 31st December 2003	80.9	304.6	12.3	397.8
Currency realignment	(1.8)	(5.6)	0.1	(7.3)
Additions	19.8	4.8	—	24.6
Transfer	—	3.2	(3.2)	—
Disposals	(1.6)	(3.3)	—	(4.9)
At 30th June 2004	97.3	303.7	9.2	410.2
ACCUMULATED DEPRECIATION				
At 1st January 2001	16.9	150.0	—	166.9
Currency realignment	(0.6)	(4.9)	—	(5.5)
Provided for the year	1.5	20.0	—	21.5
Eliminated on disposals	—	(4.9)	—	(4.9)
At 31st December 2001	17.8	160.2	—	178.0
Currency realignment	2.6	15.6	—	18.2
Provided for the year	1.7	22.6	—	24.3
Eliminated on disposals	—	(5.2)	—	(5.2)
At 31st December 2002	22.1	193.2	—	215.3
Currency realignment	3.8	22.1	—	25.9
Provided for the year	2.0	24.4	—	26.4
Eliminated on disposals	—	(9.2)	—	(9.2)
At 31st December 2003	27.9	230.5	—	258.4
Currency realignment	(0.4)	(5.0)	—	(5.4)
Provided for the period	1.2	12.0	—	13.2
Eliminated on disposals	(0.5)	(3.2)	—	(3.7)
At 30th June 2004	28.2	234.3	—	262.5

	Freehold land and buildings	Machinery and equipment	Construction in progress	Total
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
NET BOOK VALUE				
At 31st December 2001	41.8	75.9	10.7	128.4
At 31st December 2002	46.7	74.0	8.2	128.9
At 31st December 2003	53.0	74.1	12.3	139.4
At 30th June 2004	69.1	69.4	9.2	147.7

All freehold land and buildings are situated outside Hong Kong.

At 31st December 2001, 2002 and 2003 and at 30th June 2004, the carrying amount of the Group's machinery and equipment includes an amount of US$1.1 million, US$1.5 million, US$2.9 million and US$18.8 million, respectively, in respect of assets held under finance leases.

12. GOODWILL

	US$ Million
COST	
At 1st January 2001, 31st December 2001 and 31st December 2002	440.0
Currency realignment	4.4
Acquisition of subsidiaries	42.0
At 31st December 2003	486.4
Currency realignment	(1.3)
Additional consideration for subsidiaries acquired in previous year	1.8
At 30th June 2004	486.9
AMORTISATION	
At 1st January 2001	59.6
Charge for the year	11.0
At 31st December 2001	70.6
Charge for the year	11.0
At 31st December 2002	81.6
Currency realignment	0.2
Charge for the year	12.6
At 31st December 2003	94.4
Currency realignment	(0.1)
Charge for the period	6.7
At 30th June 2004	101.0
NET BOOK VALUE	
At 31st December 2001	369.4
At 31st December 2002	358.4
At 31st December 2003	392.0
At 30th June 2004	385.9

Goodwill on acquisitions by the Group that are considered strategic with a considerable long-term intangible value has been assigned an estimated useful life in excess of 20 years. Acquisitions are considered strategic when they provide the Group with significant new geographic and/or product market. The Group uses an estimated useful life in excess of 20 years for the acquisition of electric power tools business under the brand name Milwaukee (the "Milwaukee Electric Tool"). Accounting principles assume that goodwill has a definite useful life and guidance was drawn from standards in effect in the United States at the time of the acquisition and a period of 40 years was chosen by management to best estimate the approximate useful life.

The Milwaukee Electric Tool operations were acquired in 1995 and were part of the Group's strategy to be a leader in the market for professional electric tools that are used for light construction and building installations in the industrial, commercial and residential construction markets. The Milwaukee Electric Tool company has a history dating back to the 1920's and is one of the best-known brand names in the United States. The acquisition provided the Group with direct and instantaneous access to critical United States market as well as introducing a new product line and customer segment. The valuable brand name and market position of Milwaukee Electric Tool has been developed considerably during its 80-year history and will provide returns far into the future. As part of brand development, the Milwaukee Electric Tool brand was re-introduced in Europe and Australia in an extensive and broad campaign in 2002 and 2003.

The Milwaukee Electric Tool company has generated and continues to generate large operating cash flows as well as deriving other benefits from a strong brand name and extensive customer list. These factors together with the information included in the previous paragraph are strong indicators of an estimated useful life in excess of 20 years.

For the year ended 31st December 2003, the addition of goodwill related to the acquisition of DreBo is being amortised over a period of 20 years.

For the six months ended 30th June 2004, the Group paid a further amount of US$1.8 million to the former owner of DreBo to release the Group from the existing earn out clause signed at the time of the original acquisition of DreBo.

13. OTHER INTANGIBLE ASSETS

	Development cost	Patents and trademarks	Computer software	Total
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
COST				
At 1st January 2001	—	4.5	1.5	6.0
Currency realignment	—	(0.3)	(0.1)	(0.4)
Additions	0.5	—	0.1	0.6
At 31st December 2001	0.5	4.2	1.5	6.2
Currency realignment	—	0.8	0.4	1.2
Additions	2.7	—	—	2.7
Disposals	(0.4)	—	—	(0.4)
At 31st December 2002	2.8	5.0	1.9	9.7
Currency realignment	—	1.1	0.6	1.7
Addition	2.4	—	2.2	4.6
Acquisition of subsidiaries	—	1.6	0.4	2.0
Write off for the year	(0.2)	—	—	(0.2)
At 31st December 2003	5.0	7.7	5.1	17.8
Currency realignment	1.2	(0.1)	(1.4)	(0.3)
Additions	2.0	—	0.1	2.1
At 30th June 2004	8.2	7.6	3.8	19.6
AMORTISATION				
At 1st January 2001	—	—	1.4	1.4
Currency realignment	—	—	(0.2)	(0.2)
Charge for the year	0.3	0.3	0.1	0.7
At 31st December 2001	0.3	0.3	1.3	1.9
Currency realignment	—	0.1	0.3	0.4
Charge for the year	0.2	0.3	0.1	0.6
Eliminated on write off	(0.4)	—	—	(0.4)
At 31st December 2002	0.1	0.7	1.7	2.5
Currency realignment	(0.2)	0.2	0.4	0.4
Charge for the year	0.4	0.5	—	0.9
Acquisition of subsidiaries	—	—	0.4	0.4
At 31st December 2003	0.3	1.4	2.5	4.2
Currency realignment	0.1	(0.1)	(0.1)	(0.1)
Charge for the period	0.5	0.3	0.1	0.9
At 30th June 2004	0.9	1.6	2.5	5.0
NET BOOK VALUE				
At 31st December 2001	0.2	3.9	0.2	4.3
At 31st December 2002	2.7	4.3	0.2	7.2
At 31st December 2003	4.7	6.3	2.6	13.6
At 30th June 2004	7.3	6.0	1.3	14.6

The above intangible assets are amortised on a straight-line basis over 3 to 20 years.

14. INVENTORIES

	At 31st December			At 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Raw materials	1.4	1.1	3.4	3.7
Work in progress	46.2	64.1	59.4	58.5
Finished goods	52.5	61.7	55.9	62.8
	100.1	126.9	118.7	125.0

As at the respective balance sheet dates, no inventories were stated at net realisable value.

15. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing credit periods of not more than 120 days.

An aged analysis of trade receivables at the respective balance sheet dates is as follows:

	THE GROUP			
	At 31st December			At 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
0 – 30 days	68.4	68.0	71.3	82.5
31 – 60 days	26.9	30.5	35.0	29.5
61 – 90 days	5.1	6.1	6.9	4.8
Over 90 days	2.6	3.7	2.7	2.5
	103.0	108.3	115.9	119.3

16. FINANCIAL ASSETS

The directors consider that the carrying amounts of trade and other receivables and amounts due from related parties approximate their fair values because of the short maturity of these instruments.

Bank balances and cash comprise cash and short-term deposits held for the treasury function of the Group. The carrying amounts of these assets approximate their fair values.

Credit risk

The Company's credit risk is primarily attributable to its trade receivables. The amounts presented in the combined balance sheet are net of allowances for doubtful receivables, as estimated by the Group's management based on prior experience and the current economic environment.

The credit risk on liquid funds and derivative financial instrument is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

17. TRADE AND OTHER PAYABLES

An aged analysis of trade payables at the respective balance sheet dates is as follows:

	At 31st December			At 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
0 - 30 days	15.8	17.7	14.9	19.8
31 - 60 days	15.9	17.8	15.0	19.9
	31.7	35.5	29.9	39.7

18. FINANCIAL LIABILITIES

Trade and other payables and amounts due to related parties principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 60 days. The directors consider that the carrying amounts of trade and other payables approximate their fair values because of the short maturity of these instruments.

19. OBLIGATIONS UNDER FINANCE LEASES

The maturity of obligations under finance leases is as follows:

	Minimum lease payments				Present value of minimum lease payments			
	At 31st December			At 30th June	At 31st December			At 30th June
	2001	2002	2003	2004	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*	*US$ Million*	*US$ Million*	*US$ Million*	*US$ Million*
Amounts payable under finance leases:								
Within one year	0.1	0.1	0.3	1.6	—	—	0.1	—
In the second to fifth year inclusive	0.7	0.7	1.5	5.2	0.2	0.2	0.4	0.5
After five years	2.1	1.9	3.7	22.4	0.9	1.3	2.5	18.3
	2.9	2.7	5.5	29.2	1.1	1.5	3.0	18.8
Less: future finance charges	(1.8)	(1.2)	(2.5)	(10.4)	—	—	—	—
Present value of lease obligations	1.1	1.5	3.0	18.8	1.1	1.5	3.0	18.8
Less: Amount due within one year shown under current liabilities					—	—	(0.1)	—
Amount due after one year					1.1	1.5	2.9	18.8

It is the Group's policy to lease certain of its machinery and equipment under finance leases. The lease terms range from one to seven years. Interest rates are fixed at the contract date and all leases are on a fixed repayment basis.

20. OTHER LOANS

Other loans represent short-term bank loans with average interest rates as follows:

	Year ended 31st December			Six months ended 30th June
	2001	2002	2003	2004
	%	%	%	%
Other loans	4.7	2.8	2.9	2.5

21. OTHER PAYABLES

Other payables consist primarily of amounts for general business liability insurance and workers' compensation in the operations in the United Stated States of America ("USA").

22. PROVISIONS

	Warranty provision	Restructuring provision	Other	Total
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
At 1st January 2001	3.6	0.1	7.9	11.6
Currency realignment	(0.1)	—	(0.6)	(0.7)
Additional provision in the year	0.1	0.5	3.4	4.0
Utilisation of provision	(0.2)	—	(4.1)	(4.3)
At 31st December 2001	3.4	0.6	6.6	10.6
Currency realignment	0.2	0.5	0.6	1.3
Additional provision in the year	2.8	4.4	2.3	9.5
Utilisation of provision	(0.1)	(0.3)	(4.8)	(5.2)
At 31st December 2002	6.3	5.2	4.7	16.2
Currency realignment	0.2	0.8	0.7	1.7
Additional provision in the year	1.4	0.5	1.2	3.1
Acquisition of subsidiaries	0.1	—	—	0.1
Utilisation of provision	(0.7)	(2.5)	(0.3)	(3.5)
At 31st December 2003	7.3	4.0	6.3	17.6
Currency realignment	—	—	(0.3)	(0.3)
Additional provision in the period	0.8	—	0.7	1.5
Utilisation of provision	(0.4)	(3.2)	(0.2)	(3.8)
At 30th June 2004	7.7	0.8	6.5	15.0
At 31st December 2001:				
Non-current	0.1	—	1.2	1.3
Current	3.3	0.6	5.4	9.3
	3.4	0.6	6.6	10.6
At 31st December 2002:				
Non-current	0.1	4.6	1.0	5.7
Current	6.2	0.6	3.7	10.5
	6.3	5.2	4.7	16.2
At 31st December 2003:				
Non-current	—	3.8	1.2	5.0
Current	7.3	0.2	5.1	12.6
	7.3	4.0	6.3	17.6
At 30th June 2004:				
Non-current	0.5	—	1.1	1.6
Current	7.2	0.8	5.4	13.4
	7.7	0.8	6.5	15.0

The warranty provision represents management's best estimate of the Group's outstanding liabilities on products sold. It is based on the estimated cost using historical data for level of repairs and replacements.

The restructuring provision represents the redundancy and other costs incurred on the relocation of production assembly lines from Germany to Czech Republic.

Other provisions include primarily employee related obligations such as medical insurance in the USA operations and obligations to employees in the German operations to be paid based on certain service anniversaries. Certain amounts have also been included for legal matters.

23. DEFERRED TAX (ASSETS) LIABILITIES

The following are the major deferred tax assets and liabilities recognised and movements thereon during the Relevant Periods:

	Accelerated tax depreciation	**Employee related Provisions**	**Tax provision**	**losses**	**Others**	**Total**
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*	*US$ Million*	*US$ Million*
At 1st January 2001	18.5	(6.8)	(9.4)	(4.1)	9.8	8.0
Currency realignment	—	—	—	(0.1)	0.1	—
Charge (credit) to income for the year	1.3	1.2	(1.2)	(1.8)	2.0	1.5
At 31st December 2001	19.8	(5.6)	(10.6)	(6.0)	11.9	9.5
Currency realignment	0.1	(1.4)	(0.5)	(0.9)	2.4	(0.3)
(Credit) charge to income for the year	(1.7)	(0.2)	(1.6)	(0.3)	0.6	(3.2)
At 31st December 2002	18.2	(7.2)	(12.7)	(7.2)	14.9	6.0
Currency realignment	1.3	0.8	(1.4)	(0.9)	0.5	0.3
Charge (credit) to income for the year	0.3	0.8	0.5	—	(0.4)	1.2
Acquisition of subsidiaries	2.7	—	—	—	0.3	3.0
At 31st December 2003	22.5	(5.6)	(13.6)	(8.1)	15.3	10.5
Change in accounting principles *(Note 2)*	—	—	(0.4)	—	—	(0.4)
Currency realignment	(0.5)	(0.4)	1.5	0.1	(0.9)	(0.2)
Charge (credit) to income for the period	0.1	(0.1)	(0.9)	—	(0.8)	(1.7)
At 30th June 2004	22.1	(6.1)	(13.4)	(8.0)	13.6	8.2

	At 31st December			**At 30th June**
	2001	**2002**	**2003**	**2004**
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Deferred tax assets	(19.1)	(19.8)	(18.2)	(19.0)
Deferred tax liabilities	28.6	25.8	28.7	27.2
	9.5	6.0	10.5	8.2

At 31st December 2001, 2002 and 2003 and at 30th June 2004, the Group had unused tax losses of approximately US$17.0 million, US$20.1 million US$24.1 million and US$23.0 million, respectively, available for offset against future profits. A deferred tax asset has been recognised in respect of US$12.8 million, US$15.0 million, US$18.0 million and US$17.1 million, respectively, of such losses. No deferred tax asset has been recognised in respect of the remaining US$4.2 million, US$5.1 million, US$6.1 million and US$5.9 million, respectively, due to the unpredictability of future profit streams. The losses may be carried forward indefinitely.

24. RETIREMENT BENEFIT OBLIGATIONS

	At 31st December			At 30th June
	2001	**2002**	**2003**	**2004**
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Pension plan obligations	48.0	57.8	70.7	68.3
Post-retirement, medical, dental and life	6.9	6.9	6.8	7.0
Other	5.4	5.5	5.7	6.4
	60.3	70.2	83.2	81.7

The Group sponsors pension plans or other post-retirement benefit plans in many countries in which it has significant activities. These plans can be defined contribution or defined benefit. Expenses for defined contribution plans are included in earnings as incurred. The pension plan obligations and post-retirement medical dental and life benefits have been accounted for in accordance with IAS 19, "Employee Benefits" for all periods presented. As of 1st January 2004, all other post-employment benefits were accounted for in accordance with IAS 19 as the Group implemented this standard for all employee benefits.

The significant pension plan obligations are provided in the German operations and includes a plan that pays retirement benefits based on service and final pay. Certain employees are also entitled to payment of an early retirement pension, know as Altersteilzeit, prior to commencement of the normal retirement pension. The accrued benefit obligations together with the reconciliation of movement in the combined balance sheet and amount recognised in the combined income statement and principal actuarial assumptions related to these plans are as follows:

(i) **Pension plan obligations**

	At 31st December			At 30th June
	2001	**2002**	**2003**	**2004**
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Present value of unfunded defined benefit obligations	47.5	56.0	73.4	71.5
Net actuarial gains (losses) not recognised in the balance sheet	0.5	1.8	(2.7)	(3.2)
Net liability in balance sheet	48.0	57.8	70.7	68.3
Reconciliation of movement in balance sheet provision:				
Net liability at beginning of the year/period	49.8	48.0	57.8	70.7
Net expense recognised during the year/period in the income statement	3.7	4.0	5.2	2.8
Benefits paid in respect of unfunded plans during the year/period	(2.9)	(3.0)	(3.9)	(2.5)
Exchange rate differences	(2.6)	8.8	11.6	(2.7)
Net liability at end of the year/period	48.0	57.8	70.7	68.3
The amounts recognised in the income statements are as follows:				
Current service cost	0.6	0.6	0.7	0.3
Interest on obligations	2.6	2.8	3.3	1.9
Termination benefits	0.5	0.6	1.2	0.6
Total	3.7	4.0	5.2	2.8
Principal actuarial assumptions (weighted):				
Discount rate	5.0%	5.0%	5.0%	5.0%
Rate of compensation increase	2.5%	2.5%	2.9%	2.9%
Price inflation	1.5%	1.5%	1.9%	1.9%

(ii) **Post-retirement, medical, dental and life**

Milwaukee Electric Tools in the USA has a profit-sharing plan for substantially all of its employees, which is a defined contribution plan. There is also an unfunded post-retirement, medical benefits, dental and life insurance plan. The following sets forth changes in the accumulated benefit obligation and amounts recognised in the Financial Information.

	At 31st December			At 30th June
	2001	**2002**	**2003**	**2004**
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Present value of unfunded defined benefit obligations	9.8	11.0	13.3	13.3
Net actuarial losses not recognised in the balance sheet	(2.9)	(4.1)	(6.5)	(6.3)
Net liability in balance sheet	6.9	6.9	6.8	7.0
Reconciliation of movement in balance sheet provision				
Net liability at beginning of the year/period	7.0	6.9	6.9	6.8
Net expense recognised during the year in the income statement	0.8	1.2	1.3	0.8
Benefits paid in respect of unfunded plans during the year/period	(0.9)	(1.2)	(1.4)	(0.6)
Net liability at end of the year/period	6.9	6.9	6.8	7.0
The amounts recognised in the income statements are as follows				
Current service cost	0.3	0.4	0.4	0.2
Interest on obligations	0.5	0.7	0.7	0.4
Net actuarial losses recognised in the year/period	0.0	0.1	0.2	0.2
Total	0.8	1.2	1.3	0.8
Principal actuarial assumptions (weighted)				
Discount rate	7.5%	6.75%	6.0%	6.0%
Medical cost inflation (ultimate)	5.0%	5.0%	5.0%	5.0%

25. ACQUISITION OF SUBSIDIARIES

During the year ended 31st December 2003, the group acquired 100% of the voting shares of DreBo. The consideration was satisfied by cash amounting to US$63.2 million. The transaction was accounted for using the acquisition method of accounting.

	Year ended 31st December 2003
	US$ Million
NET ASSETS ACQUIRED	
Property, plant and equipment	8.5
Intangible assets	1.6
Inventories	6.8
Trade and other receivables	7.2
Bank balances and cash	1.6
Trade and other payables	(4.5)
	21.2
Goodwill arising on acquisition	42.0
Consideration satisfied by cash	63.2
Net cash outflow arising on acquisition:	
Cash consideration paid	63.2
Bank balances and cash acquired	(1.6)
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	61.6

The subsidiaries acquired during the year ended 31st December 2003 contributed approximately US$28.5 million to the Group's turnover, and approximately US$4.7 million to the Group's profit from operations.

26. MAJOR NON-CASH TRANSACTION

During the six months ended 30th June 2004, the Group entered into finance lease arrangements in respect of acquisition of land and buildings with a total capital value at the inception of the finance leases of US$16.1 million.

27. OPERATING LEASE COMMITMENTS

Leases

At the respective balance sheet dates, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At 31st December			At 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Within one year	4.3	4.3	5.0	2.3
In the second to fifth year inclusive	8.8	8.3	14.5	14.6
After five years	5.6	4.2	18.6	4.6
	18.7	16.8	38.1	21.5

Leases are negotiated and rentals are fixed for an average term of two years.

28. CONTINGENT LIABILITIES

	At 31st December			At 30th June
	2001	2002	2003	2004
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Sureties and other contingent liabilities	0.1	0.1	0.3	0.3

In addition, the Group is involved in legal cases related to patent infringements, brand marketing and product liabilities. The management of the Group believes the outcome of these legal cases will not have any significant adverse financial effect on the Group.

29. RELATED PARTY DISCLOSURES

(I) Related party transactions

The Group entered into the following significant transactions with related parties during the Relevant Periods in which, in the opinion of the directors, are entered into in the ordinary course of business.

Nature of transactions	Year ended 31st December			Six months ended 30th June
	2001	**2002**	**2003**	**2004**
	US$ Million	*US$ Million*	*US$ Million*	*US$ Million*
Sales to other group companies of Atlas Copco AB	13.6	12.6	4.3	1.9
Accounting and administrative services to other group companies of Atlas Copco AB	5.4	5.7	7.6	3.8
Management fees to other group companies of Atlas Copco AB	1.4	1.4	1.0	0.5

For the year ended 31st December 2003, the Group entered into a lease agreement for the factory at DreBo with the former owners of DreBo. The agreement was made on market terms and annual lease payments for the six months ended 30th June 2004 amounted to approximately US$0.7 million *(2003: US$0.9 million)*.

(II) Related party balances

The amounts due from/to other group companies of Atlas Copco AB represented the amounts due from/to related parties. These amounts are unsecured, non-interest bearing and have no fixed repayment terms.

B. SUBSEQUENT EVENTS

No significant event has taken place subsequent to 30th June 2004.

C. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Group in respect of any period subsequent to 30th June 2004.

Yours faithfully
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong



德勤 • 關黃陳方會計師行
香港干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

The Directors
Techtronic Industries Co. Ltd
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

Dear Sirs,

We report on the pro forma assets and liabilities statement set out in Appendix IV ("Pro Forma Assets and Liabilities Statement") to the circular of Techtronic Industries Company Limited ("the Company") dated 23rd November 2004 issued in connection with the major transaction in relation to the acquisition of companies comprising the Milwaukee®, AEG®, and DreBo® electric power tools and accessories businesses of Atlas Copco AB (the "Business") (together with the Group hereinafter referred to as the "Enlarged Group").

RESPONSIBILITIES

It is the responsibility solely of the Directors to prepare the Pro Forma Assets and Liabilities Statement in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the Pro Forma Assets and Liabilities Statement and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Pro Forma Assets and Liabilities Statement beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We concluded our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practice Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Assets and Liabilities Statement with the Directors.

The Pro Forma Assets and Liabilities Statement has been compiled in accordance with the basis that the acquisition of the Business had been completed as at 30th June 2004 for illustrative purposes only and because of its nature, it may not be an indication of the financial position of the Enlarged Group as at 30th June 2004 or at any future date had the Acquisition of the Business actually occurred on 30th June 2004.

OPINION

In our opinion:

(a) the Pro Forma Assets and Liabilities Statement has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the Pro Forma Assets and Liabilities Statement as disclosed pursuant to paragraph 29 of Chapter 4 of the Listing Rules.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

The following is a summary of the pro forma statement of unaudited adjusted combined assets and liabilities of the Enlarged Group based on the unaudited consolidated net assets of the Techtronic Group as at 30th June 2004 as extracted from its interim report for the six months ended 30th June 2004, and the audited consolidated net assets of the Business as at 30th June 2004 as set out in Appendix III to this circular and adjusted to reflect the effect of the Transaction.

	Unaudited consolidated balance sheet of Techtronic Group as at 30th June 2004	Audited consolidated balance sheet of the Business as at 30th June 2004	Adjustments		Total
	HK$' million	*HK$' million* *(Note 1)*	*HK$' million*		*HK$' million*
Property, plant & equipment	863.9	1,152.1			2,016.0
Goodwill	635.6	3,010.0	377.8	*(Note 2)*	4,023.4
Negative goodwill	(31.0)	—			(31.0)
Intangible assets	178.7	113.9			292.6
Investment in associates	132.1	—			132.1
Investment in securities	38.6	—			38.6
Deferred tax assets	300.7	148.2	(148.2)	*(Note 2)*	300.7
Other assets	1.2	31.2			32.4
Current assets					
Trade and other receivables	1,579.1	1,003.8	(30.4)	*(Note 2)*	2,552.5
Amounts due from related parties of ATCO	—	560.8	(560.8)	*(Note 2)*	—
Tax recoverable	1.1	0.8	(0.8)	*(Note 2)*	1.1
Other current assets	2,996.3	975.0	—		3,971.3
Bank balances, deposits and cash	1,971.0	16.4	(5,016.5)	*(Note 2)*	(3,029.1)
Total current assets	6,547.5	2,556.8	(5,608.5)		3,495.8
Current liabilities					
Trade, bills and other payables	(3,427.3)	(725.4)	35.1	*(Note 2)*	(4,117.6)
Amounts due from related parties of ATCO	—	(822.9)	822.9	*(Note 2)*	—
Tax payable	(108.2)	(4.7)	4.7	*(Note 2)*	(108.2)
Other current liabilities	(862.8)	(749.6)	—		(1,612.4)
Total current liabilities	(4,398.3)	(2,302.6)	862.7		(5,838.2)
TOTAL ASSETS LESS CURRENT LIABILITIES	4,269.0	4,709.6	(4,516.2)		4,462.4
Obligations under finance leases – due after one year	(3.2)	(146.6)			(149.8)
Bank borrowings – due after one year	(1,405.5)	—	—		(1,405.5)
Other payables	—	(34.3)			(34.3)
Deferred tax liabilities	(47.9)	(212.2)	212.2	*(Note 2)*	(47.9)
Minority interests	(64.6)	—			(64.6)
Provisions	—	(12.5)			(12.5)
	(1,521.2)	(405.6)	212.2		(1,714.6)
NET ASSETS	2,747.8	4,304.0	(4,304.0)		2,747.8

Notes:

1. The audited consolidated balance sheet of the Business is denominated in US dollars and has been translated into Hong Kong dollars at the conversion exchange rate of US$1 to HK$7.8.

2. As set out in the Stock Purchase Agreement, the Company will not purchase bank balances and cash, trade receivables or payables to the group companies of ATCO, amounts due from or due to related parties of ATCO, tax recoverable, tax payable, deferred tax assets and deferred tax liabilities of the Business at the date of acquisition and therefore the adjustment for the goodwill is factually supported by the Stock Purchase Agreement and it has a continuing effect on the Company.

   The goodwill arising on the acquisition of the Business amounts to approximately HK$377.8 million which represents the difference between the total consideration of HK$5,000.1 million (consisting of the purchase price of HK$4,887.3 million and the estimated expenses of HK$112.8 million) and the net asset value of HK$4,622.3 million as at 30th June 2004 (consisting of net assets of HK$4,304.0 million as at 30th June 2004 excluding bank balances and cash, trade receivables or payables to the group companies of ATCO, amounts due from or due to related parties of ATCO, tax recoverable, tax payable, deferred tax assets and deferred tax liabilities of the Business at an aggregate amount of HK$318.3 million as at 30th June 2004) prior to the acquisition.

3. The pro forma financial information is prepared in a manner consistent with the accounting policies of the Company in all material respects.

STATEMENT OF INDEBTEDNESS

At the close of business on 31st August 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had outstanding bank overdrafts of approximately HK$123,321,000 and other unsecured bank borrowings of approximately HK$1,400,960,000. In addition, the Enlarged Group also had outstanding at that date obligations under finance leases and hire purchase contracts of approximately HK$28,429,000, fixed interest rate notes of approximately HK$1,131,000,000 and Convertible Bonds in an aggregate amount of approximately HK$1,092,000,000. No guarantee was given to the Enlarged Group in respect of credit facilities granted to the Enlarged Group. Subsequent to 31st August 2004 but prior to the Latest Practicable Date, none of the Convertible Bonds mentioned above were converted into Shares.

At the close of business on 31st August 2004, the Enlarged Group provided guarantees to banks in respect of bank facilities granted to associates of approximately HK$20,687,000. The Enlarged Group had contingent liabilities in respect of export bills discounted with recourse of approximately HK$181,321,000.

In addition, the Enlarged Group had various outstanding legal cases as at 31st August 2004. Details of these litigations of material importance are set out in Appendix VI to this circular under the section headed "Litigation".

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities and normal trade payables, none of the companies in the Enlarged Group had outstanding at the close of business on 31st August 2004 any mortgages, charges, debentures, or other loan capital or bank overdrafts, loans, debt securities or similar indebtedness, or any obligations under finance leases or hire purchase contracts or any guarantees or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31st August 2004.

Save as disclosed above, the Directors have confirmed that there have been no material changes in the indebtedness and contingent liabilities of the Enlarged Group since 31st August 2004.

WORKING CAPITAL

The Directors are of the opinion that the Enlarged Group will, taking into account the present internal financial resources, the present credit facilities available and the proposed bank borrowings available to finance the Transaction, have sufficient working capital for its present requirements in the absence of unforeseen circumstances.

Under the terms of the Stock Purchase Agreement, the Company will purchase, from the Sellers, all the issued and outstanding shares of the Sold Companies which together with their subsidiaries comprise the Business. The jurisdiction and share capital of these Sold Companies is set out below.

As of the date of the Stock Purchase Agreement, not all of the Sold Companies listed below had been incorporated. It is intended that all entities will be incorporated prior to closing of the Transaction. The share capital stated below, as of the date of the Stock Purchase Agreement, indicate the existing share capital, or the share capital planned to be issued at the time of closing of the Transaction. Depending on the value of assets in each country, local law may require additional capital to be injected and therefore the share capital may be different at the date of closing of the Transaction than those listed below.

Name of Sold Company	Jurisdiction	Share Capital Information	Date of Incorporation	Principal activity of Sold Company
Esstar Incorporated	USA	Total Authorised Shares: 2,300,400 Total Value: USD 23,004 allocated as follows: Stock Type: Common Authorised Shares: 1,280,000 Par Value: 0.01 Issued: 5,000 Stock Type: Preferred Class: A Authorised Shares: 1,000,000 Par Value: 0.01 Issued: 763,010 Stock Type: Preferred Class: C Series: 1 Authorised Shares: 10,000 Par Value: 0.01 Issued: 5,500 Stock Type: Preferred Class: C Series: 2 Authorised Shares: 10,000 Par Value: 0.01 Issued: 1,000 Stock Type: Preferred Class: D Authorised Shares: 400 Par Value: 0.01 Issued: 400 All issued shares are owned by Atlas Copco North America Inc.	1st June 1989	Holding company for parent of Milwaukee Electric Tool Co., which is engaged in the development, production, sales, marketing and distribution of power tools and accessories.

Name of Sold Company	Jurisdiction	Share Capital Information	Date of Incorporation	Principal activity of Sold Company
D.L.C. America Inc.	USA	Total Authorised Shares: 100 Stock Type: Common Par Value: No par value Sole shareholder: Atlas Copco North America Inc.	10th March 2003	Sales, marketing and distribution of DreBo brand power tool accessories, primarily in the United States.
Atlas Copco Elektrowerkzeuge GmbH	Germany	Authorised capital: EUR 25,564.59 Number of Shares: 1 Par Value EUR 25,564.59 Sole shareholder: Atlas Copco Holding GmbH	15th January 1997	Sales, marketing and distribution of power tools and accessories.
Atlas Copco Electric Tools GmbH	Germany	Authorised capital: EUR 20,451,675.25 Number of Shares: 1 Par Value: EUR 20,451,675.25 Sole shareholder: Atlas Copco Holding GmbH	10th August 1981	Development, production, sales, marketing and distribution of power tools and accessories.
DreBo Werkzeugfabrik GmbH	Germany	Authorised capital: EUR 1,000,000.00 Par Value: EUR 1,000,000.00 Number of Shares: 1 Sole shareholder: Atlas Copco Holding GmbH	10th January 1979	Development, production, sales, marketing and distribution of power tools accessories.
A &M Distributions N.V.	Belgium	Authorised capital: EUR 62,000 Number of Shares: 1 Nominal Value: 1, 000 per share Shareholders: Electric Power Tools Europe Holding BV: 61 shares at total EUR 61,000 Atlas Copco Electric Tools GmbH: 1 share at EUR 1,000	16th July 2004	Handling and distribution of power tools and related accessories.
Electric Power Tools Europe Holding BV	The Netherlands	Authorised capital: EUR 500,000.00 Issued capital: 100,000.00 Paid-up capital: 110,000.00 Sole shareholder: Atlas Copco AB (publ)	1st July 2004	Holding company for subsidiaries engaged in sales, marketing and distribution of power tools and related accessories.
A & M Electric Tools SAS	France	Authorised capital: EUR 37,000 Sole shareholder: Electric Power Tools Europe Holding BV	3rd August 2004	Sales, marketing and distribution of power tools and related accessories.
A & M Electric Tools Ltd	United Kingdom	Authorised Capital: GBP 1,000 Sole Shareholder: Electric: Power Tools Europe Holding BV	30th July 2004	Sales, marketing and distribution of power tools and related accessories.

Name of Sold Company	Jurisdiction	Share Capital Information	Date of Incorporation	Principal activity of Sold Company
A & M Electric Tools (HK) Ltd	Hong Kong	Authorised capital: HKD 1 Sale shareholder: Electric Power Tools Europe Holding BV	11th August 2004	Sales, marketing and distribution of AEG and METCO power tools and related accessories.
A & M Electric Tools (Malaysia) Sdn. Bhd.	Malaysia	Authorised capital: MYR 2 Sole shareholder: Electric Power Tools Europe Holding BV[1]	14th September 2004	Sales, marketing and distribution of power tools and related accessories.
A & M Electric Tools (Singapore) Pte. Ltd	Singapore	Authorised capital: SGD 1 Sole shareholder: Electric Power Tools Europe Holding BV	12th August 2004	Sales, marketing and distribution of power tools and related accessories.
A & M Electric Tools (Thailand) Ltd	Thailand	Authorised capital: THB 1,000,000 Shareholders: Electric Power Tools Europe Holding BV: 490,000 Sickla Holding (Thailand) Ltd.[2]: 510,000	17th August 2004	Sales, marketing and distribution of power tools and related accessories.
Milwaukee Electric S.A. de C.V.	Mexico	Capitalisation not yet determined. Sole shareholder: Inversora Capricornio S.A. de C.V.	Not yet incorporated	Sales, marketing and distribution of power tools and related accessories.
Milwaukee Electric Tool (Canada) Ltd.	Canada	Authorised capital: CAD 250 Sole shareholder: Atlas Copco Canada Inc.	8th October 2004	Sales, marketing and distribution of power tools and related accessories.

Notes:

1. It is intended that Electric Power Tools Europe Holding BV will at the time of closing of the Transaction own A & M Electric Tools (Malaysia) Sdn. Bhd in its entirety. It is believed that after an initial period local regulations may restrict a foreign entity from owning all of the shares of A & M Electric Tools (Malaysia) Sdn. Bhd.

2. Sickla Holding (Thailand) Ltd. is a nominee holding company in Thailand.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular (except for information relating to the ATCO group of companies which is based on publicly available information) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, the interests or short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Directors	Name of company/ associated corporation	Capacity/ Nature of interests	Interests in Shares (other than pursuant to equity derivatives)[1]	Interests in underlying Shares pursuant to equity derivatives [1, 2a and b]	Total interests in Shares/ underlying Shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	The Company	Beneficial owner	76,554,000	26,688,000	326,661,794	24.17%
	The Company	Interest of spouse	760,000	—	—	
	The Company	Interests of controlled corporation	222,659,794[3]	—	—	
Mr Roy Chi Ping Chung	The Company	Beneficial owner	113,541,948	13,824,000	164,576,978	12.18%
	The Company	Interest of spouse	136,000	—	—	
	The Company	Interests of controlled corporation	37,075,030[4]	—	—	
Mr Kin Wah Chan	The Company	Beneficial owner	2,319,000	2,000,000	4,319,000	0.32%
Mr Chi Chung Chan	The Company	Beneficial owner	500,000	3,000,000	3,500,000	0.26%
Dr Akio Urakami	The Company	Beneficial owner	600,000	1,000,000	1,600,000	0.12%
Mr Vincent Ting Kau Cheung	The Company	Beneficial owner	1,920,000	800,000	2,720,000	0.20%
Mr Joel Arthur Schleicher	The Company	Beneficial owner	200,000	500,000	700,000	0.05%
Mr Christopher Patrick Langley	The Company	Beneficial owner	400,000	300,000	700,000	0.05%
Mr Manfred Kuhlmann	—	—	—	—	—	—

Notes:

1. Interests in Shares and underlying Shares stated above represent long positions.

2. (a) The equity derivatives are physically settled and unlisted.

   (b) The interests of the Directors in the underlying Shares pursuant to equity derivatives represent options granted to them pursuant to the Existing Scheme, details of which are set out below:

Directors	Date of grant	No. of underlying Shares (in respect of Share Options) held	Subscription price	Exercise period	Approximate percentage of existing issued share capital of the Company
Mr Horst Julius Pudwill	28.6.2002	25,728,000	3.600	28.6.2002-27.6.2007	1.97%
	19.9.2003	560,000	8.685	19.9.2003-18.9.2008	
	25.2.2004	400,000	12.170	25.2.2004-24.2.2009	
Mr Roy Chi Ping Chung	28.6.2002	12,864,000	3.600	28.6.2002-27.6.2007	1.02%
	19.9.2003	560,000	8.685	19.9.2003-18.9.2008	
	25.2.2004	400,000	12.170	25.2.2004-24.2.2009	
Mr Kin Wah Chan	25.2.2004	1,000,000	12.170	25.2.2004-24.2.2009	0.15%
	1.3.2004	1,000,000	12.525	1.3.2004-28.2.2009	
Mr Chi Chung Chan	17.7.2003	1,000,000	7.625	17.7.2003-16.7.2008	0.22%
	19.9.2003	500,000	8.685	19.9.2003-18.9.2008	
	25.2.2004	1,000,000	12.170	25.2.2004-24.2.2009	
	1.3.2004	500,000	12.525	1.3.2004-28.2.2009	
Dr Akio Urakami	30.4.2002	500,000	3.200	30.4.2002-29.4.2007	0.07%
	5.7.2002	200,000	3.350	5.7.2002- 4.7.2007	
	25.2.2004	300,000	12.170	25.2.2004-24.2.2009	
Mr Vincent Ting Kau Cheung	30.4.2002	400,000	3.200	30.4.2002-29.4.2007	0.06%
	17.7.2003	300,000	7.625	17.7.2003-16.7.2008	
	25.2.2004	100,000	12.170	25.2.2004-24.2.2009	
Mr Joel Arthur Schleicher	30.4.2002	200,000	3.200	30.4.2002-29.4.2007	0.04%
	17.7.2003	200,000	7.625	17.7.2003-16.7.2008	
	25.2.2004	100,000	12.170	25.2.2004-24.2.2009	
Mr Christopher Patrick Langley	17.7.2003	200,000	7.625	17.7.2003-16.7.2008	0.02%
	25.2.2004	100,000	12.170	25.2.2004-24.2.2009	

3. These Shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of Shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

4. These Shares were held by Cordless Industries Company Limited* in which Mr Roy Chi Ping Chung has a beneficial interest.

** Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Mr Roy Chi Ping Chung.*

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in any Shares, underlying Shares or debentures of, the Company or any associated corporations (within the meaning of Part XV of the SFO) which (i) would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

3. INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons (not being a Director or chief executive of the Company) had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who is, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Techtronic Group are as follows:

Name	Total interests in Shares[Δ]	Approximate aggregate percentage of interests
FMR Corp[○]	160,768,800	11.89%
J.P. Morgan Chase & Co. [❑]	159,182,119	11.78%

Notes:

Δ Interests in Shares stated above represent long positions.

○ The capacity of FMR Corp in holding the 160,768,800 Shares was as Investment Manager.

❑ The following is a breakdown of the interests in shares of J.P. Morgan Chase & Co.:

Name	Remarks	Total interests in Shares		Approximate percentage of interests
		Direct interests	Deemed interests	
J.P. Morgan Chase & Co.	(a)	—	159,182,119	11.89%
JP Morgan Chase Bank	(b)	60,799,315	—	4.50%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	—	98,382,804	7.28%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	—	93,975,851	6.95%
JF International Management Inc.	(b)	624,500	—	0.05%
JF Asset Management Limited	(b)	83,388,851	6,962,500	6.68%
JF Funds Limited	(b)	—	6,962,500	0.52%
JF Asset Management (Taiwan) Limited	(b)	6,962,500	—	0.52%
Robert Fleming Holdings Ltd	(b)	—	4,406,953	0.33%
Robert Fleming Asset Management Ltd	(b)	—	4,406,953	0.33%
J.P. Morgan Fleming Asset Management (UK) Limited	(b)	4,406,953	—	0.33%
JF Asset Management (Singapore) Limited	(b)	3,000,000	—	0.22%

Remarks:

(a) J.P. Morgan Chase & Co. is listed on the New York Stock Exchange.

The capacity of J.P. Morgan Chase & Co. in holding the 159,182,119 Shares was, as to 98,382,804 Shares, as investment manager and, as to 60,799,315 Shares, as custodian corporation/approved lending agent. The 159,182,119 Shares included a lending pool of 60,799,315 Shares.

(b) JP Morgan Chase Bank, J.P. Morgan Fleming Asset Management Holdings Inc., J.P. Morgan Fleming Asset Management (Asia) Inc., JF International Management Inc., JF Asset Management Limited, JF Funds Limited, JF Asset Management (Taiwan) Limited, Robert Fleming Holdings Ltd, Robert Fleming Asset Management Ltd, J.P. Morgan Fleming Asset Management (UK) Limited and JF Asset Management (Singapore) Limited, were all direct or indirect subsidiaries of J.P. Morgan Chase & Co. and by virtue of the SFO, J.P. Morgan Chase & Co. was deemed to be interested in the Shares held by these subsidiaries.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company were aware of any other person (not being a Director or chief executive of the Company) who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Techtronic Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates (as defined in the Listing Rules) had any interests in any business, which competes or may compete with the business of the Techtronic Group.

5. MATERIAL ADVERSE CHANGE

Save as disclosed in this circular and as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Techtronic Group since 31st December 2003, the date to which the latest published audited financial statements of the Company were made up.

6. LITIGATION

No member of the Enlarged Group is engaged in any litigation or claims of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Enlarged Group except for those disclosed in this circular under the paragraphs headed "Information about the Business" in the section headed "Letter from the Board".

7. EXPERT

The following is the qualification of the expert who has given opinion or advice, which is contained in this circular:

Name	Qualification
Deloitte Touche Tohmatsu	Certified public accountants

As at the Latest Practicable Date, Deloitte Touche Tohmatsu, certified public accountants had given and had not withdrawn their written consent to the issue of this circular with inclusion of its reports, which have been prepared for inclusion in this circular and references to its name in the form and context in which it is included.

As at the Latest Practicable Date, Deloitte Touche Tohmatsu did not have any shareholding interest in any member of the Techtronic Group or any right, whether legally enforceable or not, to subscribe for, or to nominate persons to subscribe for, securities in any member of the Techtronic Group.

8. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or was proposing to enter, into any service contract with any member of the Techtronic Group which does not expire or is not determinable by the employer within one year without payment of compensation other than statutory compensation.

9. MATERIAL CONTRACTS

The following contracts, not being contracts entered in the ordinary course of business, have been entered into by the Techtronic Group within two years preceding the Latest Practicable Date and which are or may be material:

(a) an agreement and plan of merger dated as of 16th December 2002 as supplemented by a first amendment dated as of 12th March 2003 between Royal Appliance Manufacturing Co., the Company, RAMC Holdings, Inc. and TIC Acquisition Corp. whereby TIC Acquisition Corp. merged with and into Royal Appliance Manufacturing Co. for a consideration of US$7.37 (the "***Merger Consideration***") in cash for each issued and outstanding share in Royal Appliance Manufacturing Co. and a consideration in cash for each unexercised stock option of Royal Appliance Manufacturing Co. equal to the excess of the Merger Consideration over the exercise price of each such unexercised stock option;

(b) a subscription agreement dated 16th June 2004 between the Company as issuer, Mr Horst Julius Pudwill and Mr Roy Chi Ping Chung as controlling shareholders and ABN AMRO Bank N.V. (Hong Kong Branch) and NM Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild and The Hongkong and Shanghai Banking Corporation Limited as joint lead managers whereby the joint lead managers jointly and severally agreed to procure subscribers and payment for, or failing which to subscribe and pay for, the Convertible Bonds at par in an aggregate principal amount of US$140,000,000;

(c) a trust deed dated 8th July 2004 between the Company as issuer and The Bank of New York as trustee under which the Convertible Bonds were constituted and setting out, inter alia, the terms and conditions governing the Convertible Bonds; and

(d) the Stock Purchase Agreement.

10. GENERAL

(a) The registered office of the Company is situated at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong. The share registrar and transfer office of the Company is Secretaries Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(b) The Company Secretary and Qualified Accountant of the Company is Mr Chi Chung Chan who is a fellow member of The Chartered Association of Certified Accountants and The Hong Kong Institute of Certified Public Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong.

(c) Mr Vincent Ting Kau Cheung, a non-executive Director, is the senior partner of the solicitors' firm of Vincent T.K. Cheung, Yap & Co., which has been retained as the legal advisers to the Company (as to Hong Kong law) in connection with the Transaction and will receive normal professional fees in respect thereof.

(d) Save as disclosed in this circular:

(i) none of the Directors or expert (as named in this Appendix) has any direct or indirect interest in any assets which have been, since 31st December 2003, the date to which the latest published audited financial statements of the Company were made up, to the Latest Practicable Date, acquired or disposed of by or leased to any member of the Techtronic Group or are proposed to be acquired or disposed of by or leased to any member of the Techtronic Group; and

(ii) none of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Techtronic Group.

(e) The English text of this circular and the form of proxy shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong during normal business hours on any weekday other than public holidays, from the date of this circular up to and including 3rd January 2005:

(a) the Memorandum and Articles of Association of the Company;

(b) the material contracts referred to in the section headed "Material Contracts" of this Appendix;

(c) the annual reports of the Company for the years ended 31st December 2001, 2002 and 2003 and the interim report of the Company for the six months ended 30th June 2004;

(d) the accountants' report on the Business prepared by Deloitte Touche Tohmatsu, the texts of which are set out in Appendix III to this circular;

(e) the report prepared by Deloitte Touche Tohmatsu in relation to the Pro Forma Statement on the Enlarged Group and referred to in Appendix IV to this circular; and

(f) the written consent of Deloitte Touche Tohmatsu referred to in the section headed "Expert" of this Appendix.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of Techtronic Industries Company Limited (the "Company") will be held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on 3rd January 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without amendment(s), the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the terms of, and the transactions contemplated under, a conditional stock purchase agreement, dated 28th August 2004, entered into between Atlas Copco AB, Atlas Copco North America Inc. and Atlas Copco Holding GmbH, all as sellers and the Company, Ryobi Technologies GmbH and Techtronic Industries North America, Inc. all as purchasers (the ***"Stock Purchase Agreement"***) (a copy of which has been produced to the Meeting, and marked "A" and initialled by the chairman of the Meeting for the purpose of identification) and all other transactions contemplated therein and all other agreements ancillary thereto, be and are hereby confirmed and approved and any director of the Company, as directed by the board of directors of the Company, be and is hereby authorised to execute all such documents and to do all such acts, matters and things as he may in his sole discretion consider necessary or desirable on behalf of the Company for the purpose of or in connection with the Stock Purchase Agreement or the transaction contemplated therein."

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong, 23rd November 2004

Registered office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

Notes:

1. A form of proxy for use at the Meeting is enclosed herewith.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation, either executed under its common seal or under the hand of any officer, attorney or other person duly authorised to sign the same.

3. Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

4. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not later than 48 hours before the time appointed for holding the Meeting or any adjournment thereof (as the case may be).

5. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should they so wish, and in such event, the form of proxy shall be deemed to be revoked.

6. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders is present at the Meeting in person or by proxy, the joint holder whose name stands first in the register of members of the Company, in respect of such shares, shall alone be entitled to vote in respect thereof.

As at the date of this notice, the board of directors of the Company comprises five executive Directors, namely, Mr Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr Roy Chi Ping Chung (Managing Director), Mr Kin Wah Chan, Mr Chi Chung Chan and Dr Akio Urakami, one non-executive Director, namely, Mr Vincent Ting Kau Cheung and three independent non-executive Directors, namely, Mr Joel Arthur Schleicher, Mr Christopher Patrick Langley and Mr Manfred Kuhlmann.

附註：

1. 隨附大會適用之代表委任表格。

2. 本代表委任表格必須由委任人或其以書面正式授權之代理人親筆簽署；如委任人為法人團體，則必須加蓋公司印鑑或由公司負責人、代理人或其他正式獲授權之人士簽署。

3. 凡有權出席大會並於會上投票之本公司股東均可委任一位或以上代表代其出席並於以股數表決時代其投票。受委派代表毋須為本公司股東。

4. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或公證人簽署證明之授權書或授權文件副本，最遲須於大會或任何續會（視情況而定）指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，方為有效。

5. 股東填妥及交回代表委任表格後，屆時仍可親身出席大會或任何續會（視情況而定）並於會上投票；在此情況下，代表委任表格將視作已撤銷論。

6. 如屬股份聯名登記持有人，任何一位該等人士均可於大會上親身或委派代表就該等股份投票，猶如其為唯一有權者無異；如有一位以上聯名持有人親身或委派代表出席大會，只有在本公司股東名冊內排名首位之聯名持有人方有權就該等股份投票。

於本通告日期，本公司之董事會包括五位執行董事：Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平先生（董事總經理）、陳建華先生、陳志聰先生及浦上彰夫博士；一位非執行董事：張定球先生；以及三位獨立非執行董事：Joel Arthur Schleicher先生、Christopher Patrick Langley先生及Manfred Kuhlmann先生。



創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

股東特別大會通告

茲通告創科實業有限公司(「本公司」)謹定於二零零五年一月三日上午十時正假座香港中環干諾道中3號香港麗嘉酒店海景廳舉行股東特別大會(「大會」),藉以考慮並酌情通過(不論有否修訂)下列決議案為本公司之普通決議案:

普通決議案

「**動議**確認及批准Atlas Copco AB、Atlas Copco North America Inc. 及Atlas Copco Holding GmbH(全部作為賣方)與本公司、Ryobi Technologies GmbH 及Techtronic Industries North America, Inc.(全部作為買方)於二零零四年八月二十八日訂立之有條件購股協議(「***購股協議***」)(其註明「A」記號之協議副本已提交大會並由大會主席簡簽以資識別)之條款、其預計進行之交易以及所有其他據此預計進行之交易和所有其他附屬協議,並授權本公司任何董事在本公司董事會之指示下,就有關購股協議或預計進行之交易,代表本公司簽署所有其全權認為必需或合適之文件以及辦理所有其全權認為必需或合適之手續、事宜及事項。」

承董事會命
公司秘書
陳志聰

香港,二零零四年十一月二十三日

註冊辦事處:
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

(d) 除本通函披露者外：

(i) 自二零零三年十二月三十一日(本公司最近期公佈經審核財務報表之結算日期)起至最後實際可行日期止期間，各董事或名列本附錄之專業人士於創科集團任何成員公司所買賣或租用或創科集團任何成員公司建議買賣或租用之任何資產中，概無擁有任何直接或間接權益；及

(ii) 各董事於截至最後實際可行日期仍生效並與創科集團業務有重大關連之任何合約或安排中，概無擁有重大權益。

(e) 本通函及代表委任表格之中、英文本如有歧義，概以英文本為準。

11. 備查文件

以下文件之副本由本通函之刊發日期起至二零零五年一月三日(包括該日在內)止期間任何周日(公眾假期除外)之一般辦公時間內，於香港新界荃灣青山道388號中國染廠大廈24樓本公司之註冊辦事處可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本附錄內「重大合約」一節所述之重大合約；

(c) 本公司截至二零零一年、二零零二年及二零零三年十二月三十一日止各年度之年報及本公司截至二零零四年六月三十日止六個月之中期報告；

(d) 全文載於本通函附錄三內德勤•關黃陳方會計師行編製該業務之會計師報告；

(e) 本通函附錄四內所述德勤•關黃陳方會計師行就擴大後集團之備考報表所編製之報告；及

(f) 本附錄內「專業人士」一節所述德勤•關黃陳方會計師行之同意書。

9. 重大合約

創科集團於最後實際可行日期前兩年內訂立之重大或可屬重大合約（並非於日常業務中所訂立之合約）如下：

(a) Royal Appliance Manufacturing Co.、本公司、RAMC Holdings, Inc.及TIC Acquisition Corp.於二零零二年十二月十六日訂立之合併協議及計劃（經二零零三年三月十二日訂立之首度修訂作出補充）；據此，TIC Acquisition Corp.與Royal Appliance Manufacturing Co. 合併，代價為就Royal Appliance Manufacturing Co. 每股已發行在外之股份支付現金7.37美元（「**合併代價**」），並就Royal Appliance Manufacturing Co.每份尚未行使之股份期權支付現金代價，金額相等於合併代價超出每份尚未行使股份期權行使價之數額；

(b) 本公司（作為發行人）、Horst Julius Pudwill先生及鍾志平先生（均作為控股股東）與荷蘭銀行香港分行及洛希爾父子（香港）有限公司（各自以荷銀•洛希爾(ABN AMRO Rothschild)之名義經營）及香港上海滙豐銀行有限公司（均作為聯席牽頭經辦人）於二零零四年六月十六日訂立之認購協議；據此，聯席牽頭經辦人共同及個別同意促使認購人按面值認購及支付或如未能促成上述安排則自行按面值認購及支付總本金額為140,000,000美元之可換股債券；

(c) 本公司（作為發行人）與The Bank of New York（作為受託人）於二零零四年七月八日訂立之信託契約；據此，設立可換股債券及列載（其中包括）規範可換股債券之條款及細則；及

(d) 購股協議。

10. 一般事項

(a) 本公司之註冊辦事處位於香港新界荃灣青山道388號中國染廠大廈24樓。本公司之股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(b) 本公司之公司秘書及合資格會計師為陳志聰先生，彼為英國特許公認會計師公會及香港會計師公會之資深會員、香港稅務學會會員及具備香港執業會計師專業資格。

(c) 非執行董事張定球先生為張葉司徒陳律師事務所之高級合夥人，該律師事務所就該交易獲委聘為本公司之法律顧問（關於香港法例），並就此收取一般專業費用。

4. 董事於帶競爭性業務之權益

於最後實際可行日期，各董事或彼等各自之聯繫人士(定義見上市規則)概無在任何與創科集團之業務帶競爭性或可能構成競爭之業務中擁有任何權益。

5. 重大逆轉

除本通函披露者外，於最後實際可行日期，據董事所知，自二零零三年十二月三十一日(即本公司最近期公佈經審核財務報表之結算日期)以來，創科集團之財務或經營狀況概無任何重大逆轉。

6. 訴訟

除本通函之「董事會函件」內「有關該業務之資料」一節披露者外，擴大後集團之任何成員公司概無牽涉任何重大訴訟或索償要求；而據董事所知，擴大後集團之任何成員公司亦無任何尚未了結或面臨指控之重大訴訟或索償要求。

7. 專業人士

以下為提供本通函內所載意見或建議之專業人士資格：

名稱	專業資格
德勤•關黃陳方會計師行	執業會計師

於最後實際可行日期，德勤•關黃陳方會計師行(執業會計師)已就本通函之刊行發出同意書，同意按刊行之形式及涵義在本通函內轉載其報告並引述其名稱，迄今並無撤回同意書。

於最後實際可行日期，德勤•關黃陳方會計師行概無擁有創科集團任何成員公司之任何股權，亦無擁有任何可認購或委派他人認購創科集團任何成員公司證券之權利(不論是否具法律執行效力)。

8. 服務合約

於最後實際可行日期，各董事概無與創科集團任何成員公司訂立或擬訂立尚未期滿或僱主不可於一年內毋須賠償(法定賠償除外)而予以終止之服務合約。

名稱	備註	股份權益總額 直接持有之權益	當作持有之權益	佔權益之概約百分比
J.P. Morgan Chase & Co.	(a)	—	159,182,119	11.89%
JP Morgan Chase Bank	(b)	60,799,315	—	4.50%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	—	98,382,804	7.28%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	—	93,975,851	6.95%
JF International Management Inc.	(b)	624,500	—	0.05%
JF Asset Management Limited	(b)	83,388,851	6,962,500	6.68%
JF Funds Limited	(b)	—	6,962,500	0.52%
JF Asset Management (Taiwan) Limited	(b)	6,962,500	—	0.52%
Robert Fleming Holdings Ltd	(b)	—	4,406,953	0.33%
Robert Fleming Asset Management Ltd	(b)	—	4,406,953	0.33%
J.P. Morgan Fleming Asset Management (UK) Limited	(b)	4,406,953	—	0.33%
JF Asset Management (Singapore) Limited	(b)	3,000,000	—	0.22%

備註：

(a) J.P. Morgan Chase & Co.於紐約證券交易所上市。

J.P. Morgan Chase & Co.以下列身份持有159,182,119股股份：98,382,804股以投資經理人身份持有、60,799,315股以託管人法團／認可借貸代理身份持有。上述159,182,119股股份包括60,799,315股可供借出之股份。

(b) JP Morgan Chase Bank、J.P. Morgan Fleming Asset Management Holdings Inc.、J.P. Morgan Fleming Asset Management (Asia) Inc.、JF International Management Inc.、JF Asset Management Limited、JF Funds Limited、JF Asset Management (Taiwan) Limited、Robert Fleming Holdings Ltd、Robert Fleming Asset Management Ltd、J.P. Morgan Fleming Asset Management (UK) Limited及JF Asset Management (Singapore) Limited均為J.P. Morgan Chase & Co.之直接或間接附屬公司；基於證券及期貨條例規定，J.P. Morgan Chase & Co.被視為擁有此等附屬公司所持股份之權益。

除上文披露者外，於最後實際可行日期，據本公司之董事或主要行政人員所知，概無任何其他人士(本公司之董事或主要行政人員除外)擁有依據證券及期貨條例第XV部第2及3分部須向本公司披露於股份或相關股份之權益或淡倉，或直接或間接擁有附帶可於所有情況下在創科集團任何其他成員公司之股東大會上行使投票權之任何類別股本面值達10%或以上之權益。

除上文披露者外，於最後實際可行日期，本公司之董事或主要行政人員概無擁有(i)依據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所(包括依據證券及期貨條例規定彼等被視為擁有之權益或淡倉)，或(ii)根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或(iii)依據上市規則所載上市發行人董事進行證券交易之標準守則須通知本公司及聯交所，於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證之權益或淡倉。

3. 股東之權益及淡倉

據本公司之董事或主要行政人員所知，於最後實際可行日期，擁有依據證券及期貨條例第XV部第2及3分部須向本公司披露於股份或相關股份之權益或淡倉，或直接或間接擁有附帶可於所有情況下在創科集團任何其他成員公司之股東大會上行使投票權之任何類別股本面值達10%以上權益之人士(本公司之董事或主要行政人員除外)如下：

名稱	股份權益總額Δ	佔權益總額之概約百分比
FMR Corp○	160,768,800	11.89%
J.P. Morgan Chase & Co. ❑	159,182,119	11.78%

附註：

Δ 上述股份權益均屬於好倉。

○ FMR Corp以投資經理人身份持有160,768,800股股份。

❑ J.P. Morgan Chase & Co.持有之股份權益分析如下：

附註：

1. 上述股份及相關股份之權益均屬於好倉。

2. (a) 股本衍生工具以實物方式交收及屬於非上市。

   (b) 董事擁有依據股本衍生工具而持有之相關股份權益乃為依據現有計劃授予該等董事之購股權，詳情如下：

董事	**授予購股權日期**	**持有購股權之相關股份數目**	**認購價**	**行使期**	**佔本公司現有已發行股本之概約百分比**
Horst Julius Pudwill 先生	28.6.2002	25,728,000	3.600	28.6.2002-27.6.2007	1.97%
	19.9.2003	560,000	8.685	19.9.2003-18.9.2008	
	25.2.2004	400,000	12.170	25.2.2004-24.2.2009	
鍾志平先生	28.6.2002	12,864,000	3.600	28.6.2002-27.6.2007	1.02%
	19.9.2003	560,000	8.685	19.9.2003-18.9.2008	
	25.2.2004	400,000	12.170	25.2.2004-24.2.2009	
陳建華先生	25.2.2004	1,000,000	12.170	25.2.2004-24.2.2009	0.15%
	1.3.2004	1,000,000	12.525	1.3.2004-28.2.2009	
陳志聰先生	17.7.2003	1,000,000	7.625	17.7.2003-16.7.2008	0.22%
	19.9.2003	500,000	8.685	19.9.2003-18.9.2008	
	25.2.2004	1,000,000	12.170	25.2.2004-24.2.2009	
	1.3.2004	500,000	12.525	1.3.2004-28.2.2009	
浦上彰夫博士	30.4.2002	500,000	3.200	30.4.2002-29.4.2007	0.07%
	5.7.2002	200,000	3.350	5.7.2002- 4.7.2007	
	25.2.2004	300,000	12.170	25.2.2004-24.2.2009	
張定球先生	30.4.2002	400,000	3.200	30.4.2002-29.4.2007	0.06%
	17.7.2003	300,000	7.625	17.7.2003-16.7.2008	
	25.2.2004	100,000	12.170	25.2.2004-24.2.2009	
Joel Arthur Schleicher 先生	30.4.2002	200,000	3.200	30.4.2002-29.4.2007	0.04%
	17.7.2003	200,000	7.625	17.7.2003-16.7.2008	
	25.2.2004	100,000	12.170	25.2.2004-24.2.2009	
Christopher Patrick Langley 先生	17.7.2003	200,000	7.625	17.7.2003-16.7.2008	0.02%
	25.2.2004	100,000	12.170	25.2.2004-24.2.2009	

3. 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

4. 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平先生實益擁有。

** Cordless Industries Company Limited 由Horst Julius Pudwill先生擁有70%及鍾志平先生擁有30%。*

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任(有關循公開途徑獲得ATCO集團公司之資料除外),並於作出一切合理查詢後確認,就彼等所知及確信,本通函並無遺漏任何其他事實以致其內容有所誤導。

2. 披露於股份、相關股份及債權證之權益及淡倉

於最後實際可行日期,本公司之董事及主要行政人員擁有(i)依據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所(包括依據證券及期貨條例規定彼等被視為擁有之權益或淡倉),或(ii)根據證券及期貨條例第352條規定須予保存之登記冊所記錄,或(iii)依據上市規則所載上市發行人董事進行證券交易之標準守則須通知本公司及聯交所,於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證之權益或淡倉如下:

董事	公司／相聯法團名稱	身份／權益性質	股份權益(依據股本衍生工具而持有者除外)[1]	依據股本衍生工具而持有之相關股份權益[1、2a及b]	股份／相關股份權益總額	佔權益總額概約百分比
Horst Julius Pudwill先生	本公司	實益擁有人	76,554,000	26,688,000	326,661,794	24.17%
	本公司	配偶權益	760,000	—	—	
	本公司	受控法團權益	222,659,794[3]	—	—	
鍾志平先生	本公司	實益擁有人	113,541,948	13,824,000	164,576,978	12.18%
	本公司	配偶權益	136,000	—	—	
	本公司	受控法團權益	37,075,030[4]	—	—	
陳建華先生	本公司	實益擁有人	2,319,000	2,000,000	4,319,000	0.32%
陳志聰先生	本公司	實益擁有人	500,000	3,000,000	3,500,000	0.26%
浦上彰夫博士	本公司	實益擁有人	600,000	1,000,000	1,600,000	0.12%
張定球先生	本公司	實益擁有人	1,920,000	800,000	2,720,000	0.20%
Joel Arthur Schleicher先生	本公司	實益擁有人	200,000	500,000	700,000	0.05%
Christopher Patrick Langley先生	本公司	實益擁有人	400,000	300,000	700,000	0.05%
Manfred Kuhlmann先生	—	—	—	—	—	—

出售公司名稱	所屬司法權區	股本資料	註冊成立日期	出售公司之主要業務
A & M Electric Tools (HK) Ltd	香港	法定股本：1港元 單一股東： Electric Power Tools Europe Holding BV	二零零四年八月十一日	AEG及METCO電動工具和相關配件之銷售、市場推廣及分銷
A & M Electric Tools (Malaysia) Sdn. Bhd.	馬來西亞	法定股本：2馬來西亞元 單一股東： Electric Power Tools Europe Holding BV[1]	二零零四年九月十四日	電動工具和相關配件之銷售、市場推廣及分銷
A & M Electric Tools (Singapore) Pte. Ltd	新加坡	法定股本：1新加坡元 單一股東： Electric Power Tools Europe Holding BV	二零零四年八月十二日	電動工具和相關配件之銷售、市場推廣及分銷
A & M Electric Tools (Thailand) Ltd	泰國	法定股本：1,000,000泰銖 股東： Electric Power Tools Europe Holding BV1: 490,000 Sickla Holding (Thailand) Ltd.[2]：510,000	二零零四年八月十七日	電動工具和相關配件之銷售、市場推廣及分銷
Milwaukee Electric S.A. de C.V.	墨西哥	股本未定 單一股東： Inversora Capricornio S.A. de C.V.	尚未註冊成立	電動工具和相關配件之銷售、市場推廣及分銷
Milwaukee Electric Tool (Canada) Ltd.	加拿大	法定股本：250加元 單一股東：Atlas Copco Canada Inc.	二零零四年十月八日	電動工具和相關配件之銷售、市場推廣及分銷

附註：

1. 按現時之意向，Electric Power Tools Europe Holding BV將於該交易完成時全資擁有A & M Electric Tools (Malaysia) Sdn. Bhd.。現時相信初始期過後，當地法規可能限制外資實體擁有A & M Electric Tools (Malaysia) Sdn. Bhd.之全部股份。

2. Sickla Holding (Thailand) Ltd.為一間泰國代理人控股公司。

出售公司名稱	所屬司法權區	股本資料	註冊成立日期	出售公司之主要業務
D.L.C. America Inc.	美國	法定股份總數：100 股份類別：普通 面值：無面值 單一股東： Atlas Copco North America Inc.	二零零三年三月十日	主要在美國從事DreBo品牌電動工具和配件之銷售、市場推廣及分銷
Atlas Copco Elektrowerkzeuge GmbH	德國	法定股本：25,564.59 歐羅 股份數目：1 面值： 25,564.59 歐羅 單一股東： Atlas Copco Holding GmbH	一九九七年一月十五日	電動工具和配件之銷售、市場推廣及分銷
Atlas Copco Electric Tools GmbH	德國	法定股本：20,451,675.25 歐羅 股份數目：1 面值：20,451,675.25 歐羅 單一股東： Atlas Copco Holding GmbH	一九八一年八月十日	電動工具和配件之開發、生產、銷售、市場推廣及分銷
DreBo Werkzeugfabrik GmbH	德國	法定股本：1,000,000.00 歐羅 面值：1,000,000.00 歐羅 股份數目：1 單一股東： Atlas Copco Holding GmbH	一九七九年一月十日	電動工具和配件之開發、生產、銷售、市場推廣及分銷
A &M Distributions N.V.	比利時	法定股本：62,000 歐羅 股份數目：1 面值：每股1, 000 股東： Electric Power Tools Europe Holding BV: 61 股 總值61,000 歐羅 Atlas Copco Electric Tools GmbH: 1 股總值1,000歐羅	二零零四年七月十六日	電動工具和相關配件之處理及分銷
Electric Power Tools Europe Holding BV	荷蘭	法定股本：500,000.00 歐羅 已發行股本：100,000.00 實繳股本：110,000.00 單一股東：Atlas Copco AB (publ)	二零零四年七月一日	從事電動工具和相關配件之銷售、市場推廣及分銷業務之附屬公司之控股公司
A & M Electric Tools SAS	法國	法定股本：37,000 歐羅 單一股東： Electric Power Tools Europe Holding BV	二零零四年八月三日	電動工具和相關配件之銷售、市場推廣及分銷
A & M Electric Tools Ltd	英國	法定股本：1,000 英鎊 單一股東： Electric Power Tools Europe Holding BV	二零零四年七月三十日	電動工具和相關配件之銷售、市場推廣及分銷

根據購股協議之條款，本公司將會向賣方購入合組成該業務之出售公司連同其附屬公司之全部已發行在外股份。出售公司所屬司法權區及其股本列載如下。

於購股協議之日期，下列出售公司並非全部已註冊成立。現擬於該交易完成前，所有實體將會註冊成立。下文所列截至購股協議日期之股本乃為現有股本或計劃於該交易完成時將發行之股本。因應每個國家所在之資產價值，當地法例可能要求須額外注入資本，因此，該交易完成時之股本可能會與下列者不同。

出售公司名稱	所屬 司法權區	股本資料	註冊 成立日期	出售公司之 主要業務
Esstar Incorporated	美國	法定股份總數：2,300,400 總值：23,004美元 劃分如下： 股份類別：普通 法定股份：1,280,000 面值：0.01 已發行：5,000 股份類別：優先 級別：A 法定股份：1,000,000 面值：0.01 已發行：763,010 股份類別：優先 級別：C 系列：1 法定股份：10,000 面值：0.01 已發行：5,500 股份類別：優先 級別：C 系列：2 法定股份：10,000 面值：0.01 已發行：1,000 股份類別：優先 級別：D 法定股份：400 面值：0.01 已發行：400 全部已發行股份由 Atlas Copco North America Inc. 擁有	一九八九年 六月一日	從事電動工具和配件開發、生產、銷售、市場推廣及分銷業務之Milwaukee Electric Tool Co.之母公司之控股公司

外幣款額乃按於二零零四年八月三十一日辦公時間完結時之概約匯率折算為港元。

除上文披露者外，董事已確認自二零零四年八月三十一日以來，擴大後集團之債務及或然負債概無重大變動。

營運資金

依董事之意見，經計及現時之內部財政資源、現有可動用之信貸融資及建議用作進行該交易所需資金之銀行借貸後，在無不可預見情況下，擴大後集團將具備充裕營運資金以應付目前所需。

附註：

1. 該業務之經審核綜合資產負債表以美元計算，並已按1美元兑7.8港元之兑換率折算為港元。

2. 誠如購股協議所載，本公司將不會購入於收購日期該業務之銀行結餘及現金、與ATCO集團公司間之銷售賬款或採購賬款、應收或應付ATCO關連方之款項、可退回税款、應繳税項、遞延税項資產及遞延税項負債，因此，商譽之調整事實上乃以購股協議作為依據，並對本公司產生持續之影響。

   收購該業務產生之商譽金額約為377,800,000港元，即為總代價5,000,100,000港元(包括收購價4,887,300,000港元及估計開支112,800,000港元)與於二零零四年六月三十日收購前之資產淨值4,622,300,000港元(包括於二零零四年六月三十日之淨資產4,304,000,000港元惟不包括於二零零四年六月三十日該業務之銀行結餘及現金、與ATCO集團公司間之銷售賬款或採購賬款、應收或應付ATCO關連方之款項、可退回税款、應繳税項、遞延税項資產及遞延税項負債合共318,300,000港元)兩者之差額。

3. 備考財務資料乃按在各重大方面與本公司之會計政策相符之形式而編製。

債務聲明

於二零零四年八月三十一日(即本通函付印前就本債務聲明而言之最後實際可行日期)辦公時間完結時，擴大後集團尚有未償還銀行透支約123,321,000港元及其他無抵押銀行借貸約1,400,960,000港元。此外，擴大後集團於該日亦尚有未履行之融資租約及租購合約承擔約28,429,000港元、定息票據約1,131,000,000港元及可換股債券合共約1,092,000,000港元。並無就擴大後集團獲授之信貸融資向擴大後集團提供擔保。於二零零四年八月三十一日起至最後實際可行日期前之期間，並無上述可換股債券被兑換為股份。

於二零零四年八月三十一日辦公時間完結時，擴大後集團就多間聯營公司獲得之銀行融資而向多家銀行提供約20,687,000港元之擔保。擴大後集團尚有關於附有追索權之出口貼現票據之或然負債約181,321,000港元。

此外，截至二零零四年八月三十一日，擴大後集團尚有多宗未完結之法律訴訟。有關此等重大訴訟之詳情載於本通函附錄六內「訴訟」一節。

除前述者或本通函另有披露及集團內公司間之負債與一般採購賬款外，於二零零四年八月三十一日辦公時間完結時，擴大後集團屬下公司概無任何未償還之按揭、抵押、債券或其他借貸資本或銀行透支、貸款、債務證券或類似債務、或任何融資租約或租購合約之承擔或任何擔保或其他重大或然負債。

以下為擴大後集團之備考未經審核經調整合併資產及負債報表概要，乃根據摘錄自創科集團截至二零零四年六月三十日止六個月中期報告內所載於二零零四年六月三十日之未經審核綜合資產淨值，以及本通函附錄三內所載該業務於二零零四年六月三十日之經審核綜合資產淨值而編製，並經就反映該交易之影響而作出調整。

	創科集團於二零零四年六月三十日之未經審核綜合資產負債表	該業務於二零零四年六月三十日之經審核綜合資產負債表	調整	總額
	百萬港元	*百萬港元* (附註1)	*百萬港元*	*百萬港元*
物業、廠房及設備	863.9	1,152.1		2,016.0
商譽	635.6	3,010.0	377.8 (附註2)	4,023.4
負商譽	(31.0)	—		(31.0)
無形資產	178.7	113.9		292.6
聯營公司投資	132.1	—		132.1
證券投資	38.6	—		38.6
遞延稅項資產	300.7	148.2	(148.2) (附註2)	300.7
其他資產	1.2	31.2		32.4
流動資產				
銷售賬款及其他應收賬	1,579.1	1,003.8	(30.4) (附註2)	2,552.5
應收ATCO關連方之款項	—	560.8	(560.8) (附註2)	—
可退回稅款	1.1	0.8	(0.8) (附註2)	1.1
其他流動資產	2,996.3	975.0	—	3,971.3
銀行結餘、存款及現金	1,971.0	16.4	(5,016.5) (附註2)	(3,029.1)
流動資產總值	6,547.5	2,556.8	(5,608.5)	3,495.8
流動負債				
採購賬款、應付票據及其他應付賬	(3,427.3)	(725.4)	35.1 (附註2)	(4,117.6)
應付ATCO關連方之款項	—	(822.9)	822.9 (附註2)	—
應繳稅項	(108.2)	(4.7)	4.7 (附註2)	(108.2)
其他流動負債	(862.8)	(749.6)	—	(1,612.4)
流動負債總額	(4,398.3)	(2,302.6)	862.7	(5,838.2)
總資產減流動負債	4,269.0	4,709.6	(4,516.2)	4,462.4
融資租賃之承擔 — 於一年後到期	(3.2)	(146.6)		(149.8)
銀行借貸 — 於一年後到期	(1,405.5)	—	—	(1,405.5)
其他應付賬	—	(34.3)		(34.3)
遞延稅項負債	(47.9)	(212.2)	212.2 (附註2)	(47.9)
少數股東權益	(64.6)	—		(64.6)
撥備	—	(12.5)		(12.5)
	(1,521.2)	(405.6)	212.2	(1,714.6)
資產淨值	2,747.8	4,304.0	(4,304.0)	2,747.8

備考資產負債表乃假定收購該業務之交易已於二零零四年六月三十日完成而編製，僅供說明之用，而基於其性質，備考資產負債表可能並不反映假定收購該業務之交易確實於二零零四年六月三十日完成，擴大後集團於二零零四年六月三十日或以後任何日期之財政狀況。

意見

吾等認為：

(a) 備考資產負債表乃按照所述基準而妥善編製；

(b) 該基準與　貴公司之會計政策相符；及

(c) 就依據上市規則第4章第29段規定披露之備考資產負債表而言，所作出之調整乃屬恰當。

此致

香港
新界
荃灣
青山道388號
中國染廠大廈24樓
創科實業有限公司
列位董事　台照

德勤•關黃陳方會計師行
執業會計師
香港
謹啟



德勤 • 關黃陳方會計師行
香港干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

吾等就創科實業有限公司(「貴公司」)於二零零四年十一月二十三日就有關收購Atlas Copco AB旗下Milwaukee®、AEG®及DreBo®電動工具及配件業務公司(「該業務」)(連同　貴公司在下文統稱「擴大後集團」)之主要交易而刊發之通函內附錄四所載之備考資產及負債報表(「備考資產負債表」)提呈報告。

責任

根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4章第29段規定，董事對編製之備考資產負債表須負全責。

吾等之責任是按照上市規則之規定對備考資產負債表作出意見，並向　閣下提呈報告。除屬吾等於刊發日期發出報告之收件人外，吾等對在此之前就用於編製備考資產負債表內任何財務資料而向吾等提供之任何報告概不承擔任何責任。

意見之基礎

吾等之工作乃參照英國審計實務委員會頒佈之一九九八年投資通函報告準則及公告第8號：「依據上市規則呈報備考財務資料」進行。吾等之工作並不包括對任何基本財務資料進行獨立審查，吾等之主要工作範圍包括以未經調整之財務資料與源頭文件作對照，考慮支持作出調整之憑證並與董事商討備考資產負債表。

29. 披露關連方資料

(I) **關連方交易**

該集團於有關期間與關連方進行下列重大交易，董事認為該等交易乃屬日常業務進行之交易。

交易性質	截至十二月三十一日止年度 2001	2002	2003	截至六月三十日止六個月 2004
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
銷貨予Atlas Copco AB旗下其他集團公司	13.6	12.6	4.3	1.9
提供會計及行政服務予Atlas Copco AB旗下其他集團公司	5.4	5.7	7.6	3.8
支付管理費予Atlas Copco AB旗下其他集團公司	1.4	1.4	1.0	0.5

截至二零零三年十二月三十一日止年度內，該集團與DreBo之前度擁有人訂立一項租賃協議以租用DreBo之廠房。該協議乃按市場條款訂立，截至二零零四年六月三十日止六個月之年度租金約為700,000美元*（二零零三年：900,000美元）*。

(II) **關連方結餘**

應收／應付Atlas Copco AB旗下其他集團公司之款項為應收／應付關連方款項。此等款項屬無抵押、免計利息及無固定還款期。

B. 結算日以後事項

自二零零四年六月三十日以後並無發生任何重大事項。

C. 結算日以後財務報表

該集團並無就二零零四年六月三十日以後任何期間編製經審核財務報表。

此致

香港
新界
荃灣
青山道388號
中國染廠大廈24樓
創科實業有限公司
列位董事　台照

香港
中環
金融街8號
國際金融中心二期52樓
UBS AG　台照

德勤•關黃陳方會計師行
執業會計師
香港
謹啟

二零零四年十一月二十三日

27. 經營租賃承擔

租賃

於有關結算日，該集團根據不可撤銷之經營租約尚有須於日後支付最低租金額之承擔，該等租約之屆滿期如下：

	於十二月三十一日			於六月三十日
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
一年內	4.3	4.3	5.0	2.3
兩年後五年內	8.8	8.3	14.5	14.6
五年後	5.6	4.2	18.6	4.6
	18.7	16.8	38.1	21.5

該等租約磋商之租期平均為兩年，租金固定。

28. 或然負債

	於十二月三十一日			於六月三十日
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
擔保及其他或然負債	0.1	0.1	0.3	0.3

此外，該集團牽涉多宗有關侵犯專利權、品牌市場推廣及產品責任之法律訴訟。該集團之管理層相信上述法律訴訟之裁決將不會對該集團構成任何重大不利財務影響。

25. 收購附屬公司

截至二零零三年十二月三十一日止年度內，該集團收購DreBo之100%附投票權股份。現金收購代價為63,200,000美元。該交易採用收購會計法入賬。

	截至十二月三十一日止年度 2003 百萬美元
收購之資產淨值	
物業、廠房及設備	8.5
無形資產	1.6
存貨	6.8
銷售賬款及其他應收賬	7.2
銀行結餘及現金	1.6
採購賬款及其他應付賬	(4.5)
	21.2
收購產生之商譽	42.0
以現金支付代價	63.2
收購引致之淨現金流出：	
支付之現金代價	63.2
所購入之銀行結餘及現金	(1.6)
收購附屬公司相關之現金及現金等額流出淨額	61.6

截至二零零三年十二月三十一日止年度內所收購之附屬公司為該集團帶來約28,500,000美元之營業額及約4,700,000美元之經營溢利。

26. 主要非現金交易

截至二零零四年六月三十日止六個月內，該集團簽訂關於收購土地及樓宇之融資租約安排，於簽訂融資租約時之總資本值為16,100,000美元。

(ii) **退休後、醫療、牙醫及人壽**

Milwaukee電動工具業務在美國為絕大部份僱員設立一項分享盈利計劃，其屬於界定供款計劃。此外，亦設有一項未撥款之退休後、醫療福利、牙醫及人壽保險計劃。以下為累計福利責任之變動及財務資料內已確認之金額。

	於十二月三十一日			於六月三十日
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
未撥款界定福利責任之現值	9.8	11.0	13.3	13.3
資產負債表內未確認之精算虧損淨額	(2.9)	(4.1)	(6.5)	(6.3)
資產負債表內之債務淨額	6.9	6.9	6.8	7.0
資產負債表內撥備變動之對賬				
年初／期初之債務淨額	7.0	6.9	6.9	6.8
本年度收入報表內已確認之支出淨額	0.8	1.2	1.3	0.8
本年度／期間就未撥款計劃已支付之福利	(0.9)	(1.2)	(1.4)	(0.6)
年終／期終之債務淨額	6.9	6.9	6.8	7.0
收入報表內已確認之金額如下：				
現行服務成本	0.3	0.4	0.4	0.2
責任之利息	0.5	0.7	0.7	0.4
本年度／期間已確認之精算虧損淨額	0.0	0.1	0.2	0.2
總額	0.8	1.2	1.3	0.8
主要精算假定（加權）				
折現率	7.5%	6.75%	6.0%	6.0%
醫療成本漲幅（最終）	5.0%	5.0%	5.0%	5.0%

德國業務中撥備之主要退休金計劃責任包括根據服務年資及最終薪酬水平計算之退休福利計劃。若干僱員亦享有名為「Altersteilzeit」之提前退休福利，可於年屆一般退休年期前支取退休金。累計之福利責任連同合併資產負債表內變動之對賬、合併收入報表內已確認之金額、以及與此等計劃相關之主要精算假定如下：

(i) **退休金計劃責任**

	於十二月三十一日			於六月三十日
	2001	**2002**	**2003**	**2004**
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
未撥款界定福利責任之現值	47.5	56.0	73.4	71.5
資產負債表內未確認之精算收益(虧損)淨額	0.5	1.8	(2.7)	(3.2)
資產負債表內之債務淨額	48.0	57.8	70.7	68.3
資產負債表內撥備變動之對賬：				
年初／期初之債務淨額	49.8	48.0	57.8	70.7
本年度／期間收入報表內已確認之支出淨額	3.7	4.0	5.2	2.8
本年度／期間就未撥款計劃已支付之福利	(2.9)	(3.0)	(3.9)	(2.5)
匯兌差額	(2.6)	8.8	11.6	(2.7)
年終／期終之債務淨額	48.0	57.8	70.7	68.3
收入報表內已確認之金額如下：				
現行服務成本	0.6	0.6	0.7	0.3
責任之利息	2.6	2.8	3.3	1.9
終止福利	0.5	0.6	1.2	0.6
總額	3.7	4.0	5.2	2.8
主要精算假定(加權)：				
折現率	5.0%	5.0%	5.0%	5.0%
賠償增幅	2.5%	2.5%	2.9%	2.9%
價格漲幅	1.5%	1.5%	1.9%	1.9%

於二零零一年、二零零二年及二零零三年十二月三十一日及二零零四年六月三十日，該集團可用以抵銷日後盈利而仍未運用之稅項虧損分別約為17,000,000美元、20,100,000美元、24,100,000美元及23,000,000美元。就上述虧損已確認之遞延稅項資產金額分別為12,800,000美元、15,000,000美元、18,000,000美元及17,100,000美元。由於不能預計日後有否盈利，故未有就餘下分別為4,200,000美元、5,100,000美元、6,100,000美元及5,900,000美元之金額確認為遞延稅項資產。上述虧損可無限期結轉下年度。

24. 退休福利責任

	於十二月三十一日			於六月三十日
	2001	**2002**	**2003**	**2004**
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
退休金計劃責任	48.0	57.8	70.7	68.3
退休後、醫療、牙醫及人壽	6.9	6.9	6.8	7.0
其他	5.4	5.5	5.7	6.4
	60.3	70.2	83.2	81.7

該集團於多個其主要業務所在之國家設立退休金計劃或其他退休後福利計劃。此等計劃屬界定供款或界定福利性質。界定供款計劃之開支於支出時計入盈利內。退休金計劃責任及退休後、醫療、牙醫及人壽保險福利乃按照國際會計準則第19號：「僱員福利」計入有關期間之賬目內。於二零零四年一月一日，所有其他聘用後福利按照國際會計準則第19號入賬，理由為該集團之所有僱員福利均以此準則制訂。

保用撥備乃指管理層就該集團對銷售產品所須承擔責任之最佳估計，乃根據過往產品之維修及更換數據計算之估計成本而釐訂。

重組撥備乃指將生產裝配線由德國遷往捷克共和國所產生之冗餘成本及其他費用。

其他撥備主要包括美國業務中承擔對僱員之相關責任（如醫療保險）及德國業務中承擔對僱員之責任，按屆滿某個服務年期而支付。此外，亦包括若干與法律事宜有關之金額。

23. 遞延税項（資產）負債

以下為於有關期間獲確認入賬之主要遞延税項資產及負債與變動：

	加速税項折舊	撥備	僱員相關撥備	税項虧損	其他	總額
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
於二零零一年一月一日	18.5	(6.8)	(9.4)	(4.1)	9.8	8.0
匯兑調整	—	—	—	(0.1)	0.1	—
扣除（計入）本年度收入	1.3	1.2	(1.2)	(1.8)	2.0	1.5
於二零零一年十二月三十一日	19.8	(5.6)	(10.6)	(6.0)	11.9	9.5
匯兑調整	0.1	(1.4)	(0.5)	(0.9)	2.4	(0.3)
（計入）扣除本年度收入	(1.7)	(0.2)	(1.6)	(0.3)	0.6	(3.2)
於二零零二年十二月三十一日	18.2	(7.2)	(12.7)	(7.2)	14.9	6.0
匯兑調整	1.3	0.8	(1.4)	(0.9)	0.5	0.3
扣除（計入）本年度收入	0.3	0.8	0.5	—	(0.4)	1.2
收購附屬公司	2.7	—	—	—	0.3	3.0
於二零零三年十二月三十一日	22.5	(5.6)	(13.6)	(8.1)	15.3	10.5
會計原則之變動 *(附註2)*	—	—	(0.4)	—	—	(0.4)
匯兑調整	(0.5)	(0.4)	1.5	0.1	(0.9)	(0.2)
扣除（計入）本期間收入	0.1	(0.1)	(0.9)	—	(0.8)	(1.7)
於二零零四年六月三十日	22.1	(6.1)	(13.4)	(8.0)	13.6	8.2

	於十二月三十一日			於六月三十日
	2001	**2002**	**2003**	**2004**
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
遞延税項資產	(19.1)	(19.8)	(18.2)	(19.0)
遞延税項負債	28.6	25.8	28.7	27.2
	9.5	6.0	10.5	8.2

22. 撥備

	保用撥備 百萬美元	重組撥備 百萬美元	其他 百萬美元	總額 百萬美元
於二零零一年一月一日	3.6	0.1	7.9	11.6
匯兑調整	(0.1)	—	(0.6)	(0.7)
本年度額外撥備	0.1	0.5	3.4	4.0
已動用之撥備	(0.2)	—	(4.1)	(4.3)
於二零零一年十二月三十一日	3.4	0.6	6.6	10.6
匯兑調整	0.2	0.5	0.6	1.3
本年度額外撥備	2.8	4.4	2.3	9.5
已動用之撥備	(0.1)	(0.3)	(4.8)	(5.2)
於二零零二年十二月三十一日	6.3	5.2	4.7	16.2
匯兑調整	0.2	0.8	0.7	1.7
本年度額外撥備	1.4	0.5	1.2	3.1
收購附屬公司	0.1	—	—	0.1
已動用之撥備	(0.7)	(2.5)	(0.3)	(3.5)
於二零零三年十二月三十一日	7.3	4.0	6.3	17.6
匯兑調整	—	—	(0.3)	(0.3)
本期間額外撥備	0.8	—	0.7	1.5
已動用之撥備	(0.4)	(3.2)	(0.2)	(3.8)
於二零零四年六月三十日	7.7	0.8	6.5	15.0
於二零零一年十二月三十一日：				
非流動	0.1	—	1.2	1.3
流動	3.3	0.6	5.4	9.3
	3.4	0.6	6.6	10.6
於二零零二年十二月三十一日：				
非流動	0.1	4.6	1.0	5.7
流動	6.2	0.6	3.7	10.5
	6.3	5.2	4.7	16.2
於二零零三年十二月三十一日：				
非流動	—	3.8	1.2	5.0
流動	7.3	0.2	5.1	12.6
	7.3	4.0	6.3	17.6
於二零零四年六月三十日：				
非流動	0.5	—	1.1	1.6
流動	7.2	0.8	5.4	13.4
	7.7	0.8	6.5	15.0

20. 其他貸款

其他貸款為短期銀行貸款，平均息率如下：

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	2002	2003	2004
	%	%	%	%
其他貸款	4.7	2.8	2.9	2.5

21. 其他應付賬

其他應付賬主要包括在美利堅合眾國(「美國」)營運涉及之一般商業責任保險及員工賠償。

17. 採購賬款及其他應付賬

於有關結算日，採購賬款之賬齡分析如下

	於十二月三十一日			於六月三十日
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
零至三十日	15.8	17.7	14.9	19.8
三十一日至六十日	15.9	17.8	15.0	19.9
	31.7	35.5	29.9	39.7

18. 財務負債

採購賬款及其他應付賬和應付關連方款項主要包括未支付之採購款項及持續費用。採購賬款之掛賬期平均為六十日。董事認為採購賬款及其他應付賬之賬面值與其公平值相若，理由為此等財務項目之到期日均屬短期。

19. 融資租約之承擔

融資租約之承擔還款期如下：

	最低支付租金額				最低支付租金額之現值			
	於十二月三十一日			於六月三十日	於十二月三十一日			於六月三十日
	2001	2002	2003	2004	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
融資租約之還款額：								
一年內	0.1	0.1	0.3	1.6	—	—	0.1	—
兩年後五年內	0.7	0.7	1.5	5.2	0.2	0.2	0.4	0.5
五年後	2.1	1.9	3.7	22.4	0.9	1.3	2.5	18.3
	2.9	2.7	5.5	29.2	1.1	1.5	3.0	18.8
減：日後財務費用	(1.8)	(1.2)	(2.5)	(10.4)	—	—	—	—
租賃承擔之現值	1.1	1.5	3.0	18.8	1.1	1.5	3.0	18.8
減：一年內到期列作流動負債款項					—	—	(0.1)	—
一年後到期款項					1.1	1.5	2.9	18.8

該集團之政策為根據融資租約租賃若干廠房設備及機器，租約期介乎一年至七年。息率於合約日期釐訂而所有租約均採用固定還款形式。

14. 存貨

	於十二月三十一日			於六月三十日
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
原料	1.4	1.1	3.4	3.7
在製品	46.2	64.1	59.4	58.5
製成品	52.5	61.7	55.9	62.8
	100.1	126.9	118.7	125.0

於有關結算日，並無存貨以可變現淨值列賬。

15. 銷售賬款及其他應收賬

該集團給予客戶之掛賬期不超過一百二十日。

於有關結算日，銷售賬款之賬齡分析如下：

	該集團			
	於十二月三十一日			於六月三十日
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
零至三十日	68.4	68.0	71.3	82.5
三十一日至六十日	26.9	30.5	35.0	29.5
六十一日至九十日	5.1	6.1	6.9	4.8
九十日以上	2.6	3.7	2.7	2.5
	103.0	108.3	115.9	119.3

16. 財務資產

董事認為銷售賬款及其他應收賬和應收關連方款項之賬面值與其公平值相若，理由為此等財務項目之到期日均屬短期。

銀行結餘及現金包括該集團因司庫功能而持有之現金及短期存款。此等資產之賬面值與其公平值相若。

信貸風險

該集團之信貸風險主要來自銷售賬款。合併資產負債表上呈列之金額經扣除該集團之管理層根據過往經驗及當前經濟環境估計作出之呆賬撥備。

流動資金及衍生金融工具之信貸風險有限，理由為對手方均屬獲得國際信貸評級機構給予高信貸評級之銀行。

由於風險分散於大量對手方及客戶，該集團之信貸風險集中程度不大。

13. 其他無形資產

	開發費用 百萬美元	專利權及商標 百萬美元	電腦軟件 百萬美元	總額 百萬美元
成本				
於二零零一年一月一日	—	4.5	1.5	6.0
匯兑調整	—	(0.3)	(0.1)	(0.4)
添置	0.5	—	0.1	0.6
於二零零一年十二月三十一日	0.5	4.2	1.5	6.2
匯兑調整	—	0.8	0.4	1.2
添置	2.7	—	—	2.7
出售	(0.4)	—	—	(0.4)
於二零零二年十二月三十一日	2.8	5.0	1.9	9.7
匯兑調整	—	1.1	0.6	1.7
添置	2.4	—	2.2	4.6
收購附屬公司	—	1.6	0.4	2.0
本年度撇銷	(0.2)	—	—	(0.2)
於二零零三年十二月三十一日	5.0	7.7	5.1	17.8
匯兑調整	1.2	(0.1)	(1.4)	(0.3)
添置	2.0	—	0.1	2.1
於二零零四年六月三十日	8.2	7.6	3.8	19.6
攤銷				
於二零零一年一月一日	—	—	1.4	1.4
匯兑調整	—	—	(0.2)	(0.2)
本年度支出	0.3	0.3	0.1	0.7
於二零零一年十二月三十一日	0.3	0.3	1.3	1.9
匯兑調整	—	0.1	0.3	0.4
本年度支出	0.2	0.3	0.1	0.6
撇除時對銷	(0.4)	—	—	(0.4)
於二零零二年十二月三十一日	0.1	0.7	1.7	2.5
匯兑調整	(0.2)	0.2	0.4	0.4
本年度支出	0.4	0.5	—	0.9
收購附屬公司	—	—	0.4	0.4
於二零零三年十二月三十一日	0.3	1.4	2.5	4.2
匯兑調整	0.1	(0.1)	(0.1)	(0.1)
本期間支出	0.5	0.3	0.1	0.9
於二零零四年六月三十日	0.9	1.6	2.5	5.0
賬面淨值				
於二零零一年十二月三十一日	0.2	3.9	0.2	4.3
於二零零二年十二月三十一日	2.7	4.3	0.2	7.2
於二零零三年十二月三十一日	4.7	6.3	2.6	13.6
於二零零四年六月三十日	7.3	6.0	1.3	14.6

上述無形資產分三年至二十年以直線法攤銷。

凡該集團認為屬於具可觀長形無形資產價值策略意義之收購，其商譽之估計使用年限定為二十年以上。凡可為該集團開拓重大新地域及／或產品市場之收購均被視為具策略意義。該集團收購Milwaukee品牌之電動工具業務（「Milwaukee電動工具業務」）時採用之估計使用年限為二十年以上。會計原則假定商譽具一個有期限之使用年期，根據進行收購時在美國已生效之指引，管理層選擇以四十年作為對概約使用年限之最佳估計。

Milwaukee電動工具業務乃於一九九五年收購，是該集團晉身為工業用、商用及住宅建築市場上供輕型建築及樓宇設施安裝使用之專業級電動工具領導者之部份策略。Milwaukee電動工具業務之歷史可追溯至二十年代，為美國最知名品牌之一。上述收購使該集團可直接及即時進軍具關鍵性之美國市場，同時引進新產品系列及開拓客戶層面。Milwaukee電動工具業務之寶貴品牌及市場地位歷八十年累積建立，將於日後帶來回報。作為建立品牌之部份策略，於二零零二年及二零零三年推行廣泛宣傳計劃，Milwaukee電動工具業務之品牌在歐洲及澳洲再度面世。

Milwaukee電動工具業務會一如既往繼續帶來大量流動現金，並憑藉其品牌知名度及廣大客戶帶來其他得益。此等因素連同上段所載資料充份説明以二十年以上作為估計使用年限之因由。

截至二零零三年十二月三十一日止年度，收購DreBo所增加之商譽分二十年攤銷。

截至二零零四年六月三十日止六個月內，該集團再支付1,800,000美元予DreBo之前度擁有人，作為解除該集團於原先收購DreBo時所簽訂之既有「多賺多付」條款。

12. 商譽

	百萬美元
成本	
於二零零一年一月一日、二零零一年十二月三十一日及二零零二年十二月三十一日	440.0
匯兑調整	4.4
收購附屬公司	42.0
於二零零三年十二月三十一日	486.4
匯兑調整	(1.3)
上年度收購附屬公司之額外代價	1.8
於二零零四年六月三十日	486.9
攤銷	
於二零零一年一月一日	59.6
本年度支出	11.0
於二零零一年十二月三十一日	70.6
本年度支出	11.0
於二零零二年十二月三十一日	81.6
匯兑調整	0.2
本年度支出	12.6
於二零零三年十二月三十一日	94.4
匯兑調整	(0.1)
本期間支出	6.7
於二零零四年六月三十日	101.0
賬面淨值	
於二零零一年十二月三十一日	369.4
於二零零二年十二月三十一日	358.4
於二零零三年十二月三十一日	392.0
於二零零四年六月三十日	385.9

	永久業權土地及樓宇	廠房機器及設備	在建工程	總額
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
賬面淨值				
於二零零一年十二月三十一日	41.8	75.9	10.7	128.4
於二零零二年十二月三十一日	46.7	74.0	8.2	128.9
於二零零三年十二月三十一日	53.0	74.1	12.3	139.4
於二零零四年六月三十日	69.1	69.4	9.2	147.7

所有永久業權土地及樓宇均位於香港境外。

該集團旗下物業、廠房及設備於二零零一年、二零零二年及二零零三年十二月三十一日及二零零四年六月三十日之賬面值中分別有1,100,000美元、1,500,000美元、2,900,000美元及18,800,000美元乃屬於根據融資租約持有之資產。

11. 物業、廠房及設備

	永久業權土地及樓宇	廠房機器及設備	在建工程	總額
	百萬美元	百萬美元	百萬美元	百萬美元
成本				
於二零零一年一月一日	60.0	221.2	19.4	300.6
匯兑調整	(2.0)	(5.3)	(0.2)	(7.5)
添置	2.0	17.6	—	19.6
轉撥	—	8.5	(8.5)	—
出售	(0.4)	(5.9)	—	(6.3)
於二零零一年十二月三十一日	59.6	236.1	10.7	306.4
匯兑調整	6.8	17.7	0.2	24.7
添置	2.4	17.8	—	20.2
轉撥	—	2.7	(2.7)	—
出售	—	(7.1)	—	(7.1)
於二零零二年十二月三十一日	68.8	267.2	8.2	344.2
匯兑調整	9.2	25.4	0.3	34.9
添置	1.9	15.7	3.8	21.4
收購附屬公司	1.2	7.3	—	8.5
出售	(0.2)	(11.0)	—	(11.2)
於二零零三年十二月三十一日	80.9	304.6	12.3	397.8
匯兑調整	(1.8)	(5.6)	0.1	(7.3)
添置	19.8	4.8	—	24.6
轉撥	—	3.2	(3.2)	—
出售	(1.6)	(3.3)	—	(4.9)
於二零零四年六月三十日	97.3	303.7	9.2	410.2
累計折舊				
於二零零一年一月一日	16.9	150.0	—	166.9
匯兑調整	(0.6)	(4.9)	—	(5.5)
本年度撥備	1.5	20.0	—	21.5
出售時撇除	—	(4.9)	—	(4.9)
於二零零一年十二月三十一日	17.8	160.2	—	178.0
匯兑調整	2.6	15.6	—	18.2
本年度撥備	1.7	22.6	—	24.3
出售時撇除	—	(5.2)	—	(5.2)
於二零零二年十二月三十一日	22.1	193.2	—	215.3
匯兑調整	3.8	22.1	—	25.9
本年度撥備	2.0	24.4	—	26.4
出售時撇除	—	(9.2)	—	(9.2)
於二零零三年十二月三十一日	27.9	230.5	—	258.4
匯兑調整	(0.4)	(5.0)	—	(5.4)
本期間撥備	1.2	12.0	—	13.2
出售時撇除	(0.5)	(3.2)	—	(3.7)
於二零零四年六月三十日	28.2	234.3	—	262.5

10. 董事及僱員酬金

經計及本報告用途，並未有呈列董事酬金，理由為該等資料不具實質意義。

僱員酬金

有於關期間，五位最高薪酬人士之酬金如下：

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
薪酬及其他福利	0.8	1.1	1.3	0.7
退休福利計劃供款	0.1	0.1	0.2	—
表現獎勵金	0.1	0.3	0.1	—
	1.0	1.5	1.6	0.7

五位最高薪酬人士之酬金幅度如下：

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	2002	2003	2004
零至128,000美元	1	—	—	2
128,001美元至192,000美元	2	1	—	3
192,001美元至256,000美元	1	1	2	—
256,001美元至321,000美元	—	2	1	—
321,001美元至385,000美元	1	—	1	—
385,001美元至449,000美元	—	—	—	—
449,001美元至513,000美元	—	—	1	—
513,001美元至577,000美元	—	1	—	—
	5	5	5	5

最高薪酬人士中並無該集團之董事。

於有關期間，該集團概無支付酬金予董事或五位最高薪酬人士，作為其加入該集團之酬勞或離職之補償。於有關期間，並無董事放棄酬金。

於二零零一年、二零零二年及二零零三年十二月三十一日及二零零四年六月三十日，該集團僱員總人數分別為3,249、3,211、3,135及2,996。

編製財務資料時，即使該集團內之實體包括有關國家內綜合税項組別之成員公司，所得税撥備會按應佔溢利基準計算。呈列有關期間德國業務之經營虧損淨額已用於德國之綜合税項組別，故不可再用以抵銷日後之應課税收入。

本年度／期間之税項開支與收入報表內之溢利對賬如下：

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	2002	2003	2004
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
除税前溢利	24.8	26.3	29.7	19.8
按加權平均所得税率計算之税項	(9.8)	(10.4)	(11.6)	(7.8)
税務上不可扣減開支之税項影響	(4.7)	(4.5)	(5.4)	(2.9)
税率變動	—	—	(0.1)	—
其他	1.5	0.3	0.4	1.5
本年度／期間税項開支	(13.0)	(14.6)	(16.7)	(9.2)

8. 股息

該集團於有關期間並無派發或宣派股息。

9. 每股盈利

經計及本報告用途，並未有呈列每股盈利，理由為該等資料不具實質意義。

5. 利息收入

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
銀行存款利息	0.1	—	—	—
應收關連公司款項	0.8	1.2	1.1	0.4
	0.9	1.2	1.1	0.4

6. 財務成本

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
利息：				
須於五年內悉數償還之銀行貸款及其他貸款	3.1	3.4	4.2	2.2
應付關連公司款項	5.0	2.7	3.4	1.6
融資租約之承擔	0.1	0.1	0.1	0.2
	8.2	6.2	7.7	4.0

7. 税項

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
税項(開支)撥回包括：				
現行税項	(11.5)	(17.8)	(15.5)	(10.9)
遞延税項 *(附註23)*	(1.5)	3.2	(1.2)	1.7
	(13.0)	(14.6)	(16.7)	(9.2)

瑞典國內所得税率乃根據本年度／期間估計應課税溢利按28%*(截至二零零一年、二零零二年及二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月：28%)*之税率計算。

其他司法權區之税項按有關地區之適用税率計算。

4. 經營溢利

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	2002	2003	2004
	百萬美元	百萬美元	百萬美元	百萬美元
經營溢利已扣除(計入)下列各項：				
計入其他營運開支中之無形資產攤銷	0.7	0.6	0.9	0.9
計入其他營運開支中之商譽攤銷	11.0	11.0	12.6	6.7
核數師酬金	0.2	0.2	0.1	0.1
物業、廠房及設備折舊及攤銷	21.5	24.3	26.4	13.2
經營租約支出：				
物業	0.9	1.1	1.8	1.3
汽車	0.6	0.6	0.7	0.6
廠房設備及機器	2.0	2.0	2.1	1.3
其他資產	1.3	2.4	2.7	1.0
出售物業、廠房及設備之虧損	0.5	1.3	1.0	—
研究及開發費用	22.0	23.7	22.6	13.1
減：撥充資產數額	(0.5)	(2.7)	(2.4)	(2.0)
	21.5	21.0	20.2	11.1
退休福利計劃供款	15.2	16.6	16.6	8.7
員工成本				
董事酬金	—	—	—	—
其他	151.7	155.2	165.5	85.5
	166.9	171.8	182.1	94.2

上文披露之員工成本並不包括研究及開發活動金額14,600,000美元、15,800,000美元、16,100,000美元及8,100,000美元，該金額分別列入截至二零零一年、二零零二年及二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月之研究及開發費用內。

	北美洲 百萬美元	歐洲 百萬美元	其他國家 百萬美元	對銷 百萬美元	總額 百萬美元
截至二零零四年六月三十日止六個月					
營業額					
向外銷售	236.1	105.3	10.6	—	352.0
分類部門間銷售 *	5.3	11.0	—	(16.3)	—
總額	241.4	116.3	10.6	(16.3)	352.0

** 分類部門間銷售以當時之市場費率計算。*

	北美洲 百萬美元	歐洲 百萬美元	其他國家 百萬美元	對銷 百萬美元	總額 百萬美元
業績					
分類業績	20.2	2.9	0.3	—	23.4
利息收入					0.4
財務成本					(4.0)
除稅前溢利					19.8
稅項					(9.2)
本期間溢利					10.6
截至二零零四年六月三十日止六個月之其他資料					
增添資本	7.3	19.4	—	—	26.7
折舊及攤銷	14.4	6.4	—	—	20.8
於二零零四年六月三十日之資產及負債					
資產					
分類資產	584.7	211.2	9.3	—	805.2
未分配企業資產					93.8
合併資產總值					899.0
負債					
分類負債	74.4	31.7	6.1	—	112.2
未分配企業負債					235.0
合併負債總值					347.2

	北美洲 百萬美元	歐洲 百萬美元	其他國家 百萬美元	對銷 百萬美元	總額 百萬美元
截至二零零三年十二月三十一日止年度					
營業額					
向外銷售	477.8	195.6	19.3	—	692.7
分類部門間銷售 *	11.3	25.7	—	(37.0)	—
總額	489.1	221.3	19.3	(37.0)	692.7

*分類部門間銷售以當時之市場費率計算。

	北美洲 百萬美元	歐洲 百萬美元	其他國家 百萬美元	對銷 百萬美元	總額 百萬美元
業績					
分類業績	38.2	(2.7)	0.8	—	36.3
利息收入					1.1
財務成本					(7.7)
除稅前溢利					29.7
稅項					(16.7)
本年度溢利					13.0
截至二零零三年十二月三十一日止年度之其他資料					
增添資本	15.1	10.9	—	—	26.0
折舊及攤銷	29.4	10.5	—	—	39.9
於二零零三年十二月三十一日之資產及負債					
資產					
分類資產	581.4	199.0	8.7	—	789.1
未分配企業資產					88.3
合併資產總值					877.4
負債					
分類負債	68.0	13.5	4.8	—	86.3
未分配企業負債					256.3
合併負債總值					342.6

	北美洲 百萬美元	歐洲 百萬美元	其他國家 百萬美元	對銷 百萬美元	總額 百萬美元
截至二零零二年十二月三十一日止年度					
營業額					
向外銷售	489.2	161.0	14.3	—	664.5
分類部門間銷售 *	14.6	28.4	—	(43.0)	—
總額	503.8	189.4	14.3	(43.0)	664.5

** 分類部門間銷售以當時之市場費率計算。*

	北美洲 百萬美元	歐洲 百萬美元	其他國家 百萬美元	對銷 百萬美元	總額 百萬美元
業績					
分類業績	32.3	(1.5)	0.5	—	31.3
利息收入					1.2
財務成本					(6.2)
除税前溢利					26.3
税項					(14.6)
本年度溢利					11.7
截至二零零二年十二月三十一日止年度之其他資料					
增添資本	15.8	7.1	—	—	22.9
折舊及攤銷	29.2	6.7	—	—	35.9
於二零零二年十二月三十一日之資產及負債					
資產					
分類資產	608.7	124.7	6.6	—	740.0
未分配企業資產					65.0
合併資產總值					805.0
負債					
分類負債	75.9	32.8	3.3	—	112.0
未分配企業負債					180.2
合併負債總值					292.2

3. 業務及地域市場分析資料

業務分析資料

該集團之營業額、資產及負債全數源自生產及銷售電動工具產品和相關配件。因此，並無呈列按業務劃分之財務資料分析。

地域市場分析資料

	北美洲	歐洲	其他國家	對銷	總額
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
截至二零零一年十二月三十一日止年度					
營業額					
向外銷售	470.6	162.2	11.9	—	644.7
分類部門間銷售 *	4.6	22.5	—	(27.1)	—
總額	475.2	184.7	11.9	(27.1)	644.7

** 分類部門間銷售以當時之市場費率計算。*

	北美洲	歐洲	其他國家	對銷	總額
業績					
分類業績	32.1	—	—	—	32.1
利息收入					0.9
財務成本					(8.2)
除税前溢利					24.8
税項					(13.0)
本年度溢利					11.8
截至二零零一年十二月三十一日止年度之其他資料					
增添資本	14.9	5.3	—	—	20.2
折舊及攤銷	26.4	6.8	—	—	33.2
於二零零一年十二月三十一日之資產及負債					
資產					
分類資產	610.5	99.4	4.9	—	714.8
未分配企業資產					57.3
合併資產總值					772.1
負債					
分類負債	66.3	24.5	2.0	—	92.8
未分配企業負債					174.0
合併負債總值					266.8

衍生金融工具

該集團採用衍生金融工具(主要為外匯遠期合約)以對冲與若干固定承擔及預計交易相關之外匯波動風險。該等衍生金融工具按成本(如有)初步列賬，並於以後之呈報日期重新釐訂其公平值。

由於該集團並無採納正式指定以金融工具作對冲之規定，對公平值之調整金額計入收入報表內。

撥備

如因過去某件事件令致該集團在法律上負有或被推定為負有責任，並可能要付出經濟利益以解除該責任，則會在資產負債表上作出撥備。保用撥備費用於出售有關產品日期根據過往產品維修及更換之數據而估計之成本予以確認。當該集團已制訂詳盡之正式重組計劃，並已展開或公佈有關計劃時，重組撥備費用會予以確認。

遞延税項乃為財務報表內資產及負債賬面值與計算應課税溢利所用相應税基間之差異而預計應繳付或可退回之税項，並採用「資產負債表負債法」入賬。遞延税項負債一般按所有應課税暫時性差異予以確認，而遞延税項資產之確認額度以可用作抵銷可能會產生應課税溢利之可扣減臨時性差異為限。倘若臨時性差異乃基於商譽(或負商譽)或因一項不影響税務溢利或會計溢利之交易(業務合併除外)而開始確認其他資產及負債所引致，則有關資產及負債不予確認。

遞延税項資產之賬面值會於每個結算日予以檢討，並在不可能再有充足應課税溢利之情況下，遞減至可收回全部或部份資產。

遞延税項按預計於償還負債或變現資產期間適用之税率計算。遞延税項於收入報表內扣除或計入，惟如關乎直接於股東權益內扣除或計入之項目，則遞延税項亦會撥入股東權益處理。

倘若關乎同一税務機關徵收之所得税，而該集團擬以淨額方式結算現行税項資產及負債，則遞延税項資產及負債可互相抵銷。

外幣兑換

該集團之財務紀錄主要以美元及歐羅計算。以美元及歐羅以外幣值計價之交易乃按交易日期之匯率初步計價。於每個結算日，凡以外幣計價之貨幣資產及負債按結算日之匯率再行換算。因匯兑引起之損益均撥入年內之溢利或虧損淨額。

編製綜合賬目時，該集團海外業務之資產及負債均按結算日之匯率折算為美元。收入及支出項目按有關期間之平均匯率折算為美元。引起之匯兑差額(如有)列作股東權益並轉撥往該集團之換算儲備。上述匯兑差額於出售有關業務之期間被確認為收入或支出。

退休福利費用

對界定供款退休福利計劃之付款於到期支付時扣除。

該集團就界定福利計劃及除退休金以外之其他長期服務福利承擔之責任淨額，乃採用預計單位信貸法按估計有關僱員於本期間及以往期間服務所應得之日後福利金額，因應每項計劃而獨立計算；有關福利會折作現值計算。所採用之折現率乃根據到期日與承擔責任年期相若之優質固定收益債券釐訂。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本包括直接物料及(如適用)直接工資及使存貨達致現址和狀況所產生之間接成本。成本採用先入先出法計算。可變現淨值按估計淨售價減所有進一步生產成本及相關之市場推廣、出售及分銷費用而釐訂。

金融工具

當該集團成為金融工具條款立約一方時，金融資產及金融負債會於該集團之資產負債表上確認。

銷售賬款及其他應收賬

銷售賬款及其他應收賬和應收關連方款項按面值減去就估計不可收回款額而作出之撥備後列賬。

採購賬款及其他應付賬

採購賬款及其他應付賬和應付關連方款項按面值列賬。

銀行借貸

須付利息之銀行貸款及透支按所得款項扣除直接發行成本後列賬。財務費用按累計基準採用實際利率法計入合併收入報表，並按於產生之期間尚未償還金額加入金融工具賬面值中。

租賃

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予該集團之租約，均列為融資租約。根據融資租約持有之資產按其於購買日期之公平價值撥充資本。出租人之相應負債扣除利息開支後列入資產負債表內作為融資租約之承擔。財務成本，即租賃承擔總額與所收購資產之公平價值兩者差額乃按有關租約年期於收入報表內扣除，以便就承擔之餘額於每個會計期間內產生恒常之定期開支。

所有其他租約均列為經營租約，而全年租金乃按有關租約年期以直線法於收入報表內扣除。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度／期間之應課税溢利計算。應課税溢利與收入報表內呈報之純利兩者差異乃基於其並無計入其他年度之應課税收入或可扣減支出項目，亦無計入永毋須課税及不獲扣減之收支項目所致。該集團須繳付之現行税項按於結算日前已制訂或實質上已制訂之税率計算。

因出售資產或撤換資產所引致之溢利或虧損按出售所得款項與資產賬面值之差額釐訂並計入合併收入報表內。

根據融資租約持有之資產乃按其預計可用年限或有關租約年期兩者中之較短者，採用與自置資產相同之基準計算折舊。

研究及開發費用

撥作研究活動之費用於產生之期間內確認為開支。

因開發費用而於內部產生之無形資產只會在預期某項明確界定之項目之開發成本將可從日後之商業活動中得到彌補之情況下方予確認。由此產生之資產按成本減累計攤銷及累計減損後列賬，並按估計可用年限以直線法攤銷。

如不能被確認為屬內部產生之無形資產時，開發費用會於產生之期間內確認為開支。

專利權及商標

專利權及商標按收購成本初步計算，並按估計可用年限以直線法攤銷。

減值

於每個結算日，該集團均會檢討有形資產與無形資產之賬面值，以確定此等資產有否出現減值。倘若出現減值，會估計該資產之可收回款額以確定減值金額(如有)。倘若不可能估計個別資產之可收回款額，則該集團會估計資產所屬產生現金單位之可收回款額。

可收回款額為淨售價與使用中價值兩者中之較高者。評估使用中價值時，採用税前折現比率將估計日後現金流量折作現值計算，從而反映目前市場對該資產相關款額之時間值及風險之評估。

倘若某項資產(或產生現金單位)之可收回款額估計低於其賬面值，則該資產(或產生現金單位)之賬面值會被遞減至可收回款額之水平。減值會即時被確認為開支。

倘若其後撥回減值，則該資產(或產生現金單位)之可收回款額會被遞增至估計可收回款額經修訂後之水平，惟所增加之賬面值不會超過假定該資產(或產生現金單位)於以往年度未有被確認出現減值而應已被確定之賬面值。撥回之減值會即時被確認為收入。

其他資產

其他資產按成本扣除任何確定減值後列賬。

2. 主要會計政策

財務資料採用歷史成本慣例編製。編製財務資料時所採用與國際財務報告準則相符之主要會計政策如下：

會計原則之變動

呈列財務資料時，管理層已調整所示有關期間之會計入賬方法以便在各主要方面符合國際財務報告準則，包括調整所有主要之聘用後福利計劃。於二零零四年一月一日，該集團推行國際會計準則第19號：「僱員福利」。採納此準則之影響關乎非主要之退休後福利計劃，其於採納日期涉及金額為800,000美元。

商譽

綜合賬目時產生之商譽乃指收購附屬公司之購買代價超過該集團佔所收購業務於收購日期之可區別資產及負債公平價值之數額。

商譽會撥充資產並按其估計可用年限以直線法攤銷。收購附屬公司時產生之商譽於資產負債表上另行呈列。透過估計該集團與商譽相關之折現日後現金流量，定期評估商譽之減損。

出售附屬公司時，應佔之未攤銷商譽數額在釐定出售業務之溢利或虧損時會計算在內。

收入確認

當出售之貨品已付運及擁有權之主要風險及回報均已轉移時，銷售收入被確認。

利息收入乃就未償還本金按適用利率及時期比例計算。

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本扣除累計折舊及任何確定減值後列賬。

資產(在建工程除外)之折舊乃按其估計可用年限，以直線法撇銷其成本，基準如下：

永久業權土地	無
樓宇	25年至50年
廠房設備及機器	3年至10年

在建工程為興建中作為生產或行政用途或仍未定出用途之資產，按成本扣除任何確定減值後列賬。成本包括所有該等項目應佔之建築費用及其他直接成本(包括專業費用)。已落成建築工程之成本撥往其他適當之物業、廠房及設備類別內，而此等資產會採用與其他資產相同之基準計算折舊，直至有關資產之建築工程落成為止。

財務資料附註

1. 財務資料之編列基準

財務資料乃呈列該集團之合併業績、合併現金流量表、合併股東權益變動表及合併資產負債表，就本報告而言，乃假設該集團被視為一持續經營之實體，而目前之集團架構自二零零一年一月一日以來即已存在。

該集團為Atlas Copco AB集團公司之一部份。該集團擁有全系列設計作專業用途之非充電式及充電式電動工具產品，由鑽孔機、鋸具、研磨機及錘機以至特定用途之工具，如螺絲刨光機及充電式鉚接鎗和其他。該集團亦主力銷售配件。

本報告所示有關期間之財務資料乃根據分割基準而編製。除有關全屬該集團擁有之法定實體之財務資料外，財務資料亦包括非全屬該集團擁有之其他法定實體之資產、負債、銷售額及開支。同時包括攤分自Atlas Copco AB之款額以便能依據獨立單一基準顯示該集團之財政狀況、經營業績及現金流量。此外，亦包括若干分配款項及和關連方之交易(詳見附註29)。公司間所有重大交易已於編製財務資料時予以對銷。

有關構成非全屬該業務擁有之法定實體該部份之營運，退休金及其他退休後福利費用按個別業務就僱員所屬特定計劃所引致之費用計算。退休金計劃詳載於附註24。

以往該集團之業績計入Atlas Copco集團公司業務所屬或税項組別內各法定實體提交之合併所得稅報稅表內。財務資料中有關該集團之所得税開支按照獨立單一提交報稅表之基準計算。

管理層認為已呈列為公允地編列財政狀況、經營業績及現金流量而需作出之所有重大調整。本報告內包含之財務資料並不一定反映假定該集團為獨立單一實體，該集團於日後或所示有關期間之合併營運業績、財政狀況、股東權益變動及現金流量。

由於該集團大部份交易以美元為單位，Atlas Copco AB呈列之財務資料採用美元計算。

除若干編列上之差異外，國際財務報告準則與香港公認會計原則之間並無存在可能會對合併財務報表構成顯著影響之重大差異。

合併現金流量表（*續*）

	截至十二月三十一日止年度			截至六月三十日止六個月
	2001	**2002**	**2003**	**2004**
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
融資活動				
取得（支付）其他短期貸款	0.5	0.4	2.9	(0.4)
分派予該集團款項（扣除該集團之供款）	(16.8)	(10.1)	(5.7)	10.7
（償還）借予關連公司款項淨額	(28.7)	(7.1)	13.7	(17.4)
（用於）來自融資活動之現金淨額	(45.0)	(16.8)	10.9	(7.1)
現金及現金等額（減少）增加淨額	(1.1)	0.1	0.2	0.4
年初／期初之現金及現金等額	2.7	1.1	1.4	1.8
匯率折算之差額	(0.5)	0.2	0.2	(0.1)
年終／期終之現金及現金等額	1.1	1.4	1.8	2.1

合併現金流量表

	附註	截至十二月三十一日止年度 2001 百萬美元	2002 百萬美元	2003 百萬美元	截至六月三十日止六個月 2004 百萬美元
經營活動					
經營溢利		32.1	31.3	36.3	23.4
調整：					
商譽攤銷		11.0	11.0	12.6	6.7
其他無形資產攤銷		0.7	0.6	0.9	0.9
物業、廠房及設備折舊及攤銷		21.5	24.3	26.4	13.2
出售物業、廠房及設備之虧損		0.5	1.3	1.0	—
營運資金變動前之經營現金流量		65.8	68.5	77.2	44.2
存貨減少（增加）		16.6	(21.1)	24.1	(7.9)
銷售賬款及其他應收賬減少（增加）		11.8	4.9	9.6	(10.6)
採購賬款及其他應付賬（減少）增加		(12.1)	9.2	(12.3)	7.6
經營所得現金		82.1	61.5	98.6	33.3
已付所得税		(11.5)	(17.8)	(15.4)	(11.0)
已付利息		(8.2)	(6.2)	(7.7)	(4.0)
來自經營活動之現金淨額		62.4	37.5	75.5	18.3
投資活動					
已收利息		0.9	1.2	1.1	0.4
出售物業、廠房及設備所得款項		0.9	0.6	1.0	1.2
購買物業、廠房及設備		(19.6)	(20.2)	(21.4)	(8.5)
添置其他無形資產		(0.6)	(2.7)	(4.6)	(2.1)
收購附屬公司（扣除所購入現金及現金等額）	25	—	—	(61.6)	(1.8)
其他資產（增加）減少		(0.1)	0.5	(0.7)	—
用於投資活動之現金淨額		(18.5)	(20.6)	(86.2)	(10.8)

合併股東權益變動表

	換算儲備 百萬美元	保留溢利 百萬美元	總額 百萬美元
於二零零一年一月一日	—	512.4	512.4
未於合併收入報表內確認			
換算海外業務之財務報告			
所引起之匯兑差額	(2.1)	—	(2.1)
本年度溢利	—	11.8	11.8
分派予該集團款項(扣除該集團之供款)	—	(16.8)	(16.8)
於二零零一年十二月三十一日	(2.1)	507.4	505.3
未於合併收入報表內確認			
換算海外業務之財務報告			
所引起之匯兑差額	5.9	—	5.9
本年度溢利	—	11.7	11.7
分派予該集團款項(扣除該集團之供款)	—	(10.1)	(10.1)
於二零零二年十二月三十一日	3.8	509.0	512.8
未於合併收入報表內確認			
換算海外業務之財務報告			
所引起之匯兑差額	14.7	—	14.7
本年度溢利	—	13.0	13.0
分派予該集團款項(扣除該集團之供款)	—	(5.7)	(5.7)
於二零零三年十二月三十一日	18.5	516.3	534.8
會計原則之變動(*附註2*)	—	(0.8)	(0.8)
未於合併收入報表內確認			
換算海外業務之財務報告			
所引起之匯兑差額	(3.5)	—	(3.5)
本期間溢利	—	10.6	10.6
分派予該集團款項(扣除該集團之供款)	—	10.7	10.7
於二零零四年六月三十日	15.0	536.8	551.8

合併資產負債表

	附註	於十二月三十一日 2001 百萬美元	2002 百萬美元	2003 百萬美元	於六月三十日 2004 百萬美元
非流動資產					
物業、廠房及設備	11	128.4	128.9	139.4	147.7
商譽	12	369.4	358.4	392.0	385.9
其他無形資產	13	4.3	7.2	13.6	14.6
遞延税項資產	23	19.1	19.8	18.2	19.0
其他資產		4.1	3.5	4.1	4.0
		525.3	517.8	567.3	571.2
流動資產					
存貨	14	100.1	126.9	118.7	125.0
銷售賬款及其他應收賬	15	109.3	116.0	122.2	128.7
應收關連方款項	29	36.1	42.9	67.4	71.9
可退回税款		0.2	—	—	0.1
銀行結餘及現金		1.1	1.4	1.8	2.1
		246.8	287.2	310.1	327.8
資產總值		772.1	805.0	877.4	899.0
股東權益		505.3	512.8	534.8	551.8
流動負債					
採購賬款及其他應付賬	17	77.9	91.2	86.8	93.0
退休福利責任	24	60.3	70.2	83.2	81.7
應付關連方款項	29	81.7	81.2	117.4	105.5
應繳税項		0.1	—	—	0.6
融資租約之承擔 — 於一年內到期	19	—	—	0.1	—
其他貸款	20	2.2	1.4	1.4	1.0
撥備	22	9.3	10.5	12.6	13.4
		231.5	254.5	301.5	295.2
非流動負債					
融資租約之承擔 — 於一年後到期	19	1.1	1.5	2.9	18.8
其他應付賬	21	4.3	4.7	4.5	4.4
撥備	22	1.3	5.7	5.0	1.6
遞延税項負債	23	28.6	25.8	28.7	27.2
		35.3	37.7	41.1	52.0
股東權益及負債總額		772.1	805.0	877.4	899.0

吾等認為，根據下文A節附註1所載之編列基準，就本報告而言，財務資料連同有關附註真確而公允地反映該集團於有關期間之合併業績及現金流量，以及該集團於二零零一年十二月三十一日、二零零二年十二月三十一日、二零零三年十二月三十一日及二零零四年六月三十日之財政狀況。

A. 財務資料

合併收入報表

		截至十二月三十一日止年度			截至六月三十日止六個月
		2001	2002	2003	2004
	附註	百萬美元	百萬美元	百萬美元	百萬美元
營業額		644.7	664.5	692.7	352.0
銷售成本		(475.3)	(487.5)	(503.7)	(245.2)
毛利總額		169.4	177.0	189.0	106.8
其他經營收入		0.7	0.2	2.1	0.4
銷售、分銷、宣傳及保用費用		(70.2)	(77.8)	(80.7)	(44.2)
行政費用		(34.1)	(33.6)	(40.1)	(21.7)
研究及開發費用	4	(21.5)	(21.0)	(20.2)	(11.1)
其他經營費用		(12.2)	(13.5)	(13.8)	(6.8)
經營溢利	4	32.1	31.3	36.3	23.4
利息收入	5	0.9	1.2	1.1	0.4
財務成本	6	(8.2)	(6.2)	(7.7)	(4.0)
除税前溢利		24.8	26.3	29.7	19.8
税項	7	(13.0)	(14.6)	(16.7)	(9.2)
本年度／期間溢利		11.8	11.7	13.0	10.6
股息	8	—	—	—	—



德勤•關黃陳方會計師行
香港干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

吾等以下提呈對創科實業有限公司（「貴公司」）於二零零四年十一月二十三日就收購Atlas Copco AB旗下合組成Milwaukee®、AEG®及DreBo®電動工具及配件業務之公司而刊發之通函（「該通函」）內所載，關於Atlas Copco AB現時以「Milwaukee®」、「AEG®」及「DreBo®」等品牌經營之電動工具及配件業務（下文統稱「該集團」）於截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度及截至二零零四年六月三十日止六個月（「有關期間」）之財務資料（「財務資料」）所作之報告。

該集團於有關期間按照國際會計準則委員會頒佈之國際財務報告準則（「基本國際財務報告準則」）而編製之合併財務報表乃經KPMG Bohlins AB審核。

就本報告而言，吾等曾審閱該集團於有關期間採用之基本國際財務報告準則。吾等之審閱乃按照香港會計師公會建議之核數指引「售股章程及申報會計師」進行。

Atlas Copco AB之董事須對其批准採用之基本國際財務報告準則負責。 貴公司之董事須對轉載本報告之該通函內容負責。吾等之責任是根據基本國際財務報告準則編製本報告所載之財務資料、對財務資料作出獨立意見及向 閣下提交報告。

發行債券即時籌集所得資金可作一般企業及營運資金用途，包括為可能進行之收購提供資金，而債券倘獲轉換為股份，將會擴大股東資金基礎，從而促進本公司之業務發展及擴充。

債券發行已於二零零四年七月八日圓滿完成。

13. 美元等同金額

所示美元款額僅供參考，以7.8港元兑1.0美元之固定匯率計算。

於二零零四年五月二十八日，本公司之股東通過普通決議案批准將本公司之法定股本增加(「增加股本」)至240,000,000港元，並將法定股本中每股面值0.20港元之已發行及未發行股份拆細(「股份拆細」)為每股面值0.10港元之普通股兩股。增加股本及股份拆細已分別於二零零四年五月二十八日及三十一日生效。

於期內發行之股份在各方面與既有之股份享有同等權益。

10. 資本承擔

	2004年 6月30日 *千港元*	**2003年 12月31日** *千港元*
已訂約但於財務報表中未撥備有關購買物業、廠房及設備之資本開支	108,716	85,598
已批准但於財務報表中未訂約有關購買物業、廠房及設備之資本開支	12,518	3,398

11. 或然負債

	2004年 6月30日 *千港元*	**2003年 12月31日** *千港元*
就聯營公司動用之信貸融資而向銀行提供之擔保	25,288	16,904
有追索權之貼現票據	269,892	180,133
	295,180	197,037

12. 結算日以後事項

於二零零四年六月十六日，本集團宣佈按面值發行五年期零息可換股債券。債券總本金額為140,000,000美元(約1,092,000,000港元)。債券將於二零零九年到期並可轉換為本公司之普通股。初步轉換價為每股16.56港元，較二零零四年六月十六日股份在香港聯合交易所之收市價溢價38%。假定債券按初步轉換價每股16.56港元獲全數換股，債券將會轉換為約65,922,584股股份，相當於公佈日期本公司已發行股本約4.93%，以及相當於經發行轉換股份擴大後本公司已發行股本約4.71%。除非提前被贖回、轉換或購回及註銷，本公司將於二零零九年七月八日到期日按本金額之107.76%贖回每份債券。然而，於二零零七年七月八日或之後及到期日之前，每份債券持有人將有權選擇要求本公司按本金額之104.59%贖回全部或僅贖回部份債券。

8. 採購賬款、應付票據及其他應付賬

採購賬款之賬齡分析如下：

	2004年 6月30日 千港元	2003年 12月31日 千港元
零至六十日	932,301	1,042,276
六十一日至一百二十日	98,719	202,605
一百二十一日或以上	9,770	7,263
採購賬款總額	1,040,790	1,252,144
應付票據	1,606,915	2,809,963
其他應付賬	779,620	832,054
	3,427,325	4,894,161

9. 股本

	股數		股本	
	2004年 6月30日	2003年 12月31日	2004年 6月30日 千港元	2003年 12月31日 千港元
普通股				
法定股本：				
於一月一日每股面值0.20港元之股份	800,000,000	800,000,000	160,000	160,000
增加每股面值0.20港元之法定股本	400,000,000	—	80,000	—
每股面值0.20港元之股份各拆細為每股面值0.10港元之股份兩股	1,200,000,000	—	—	—
每股面值0.10港元（*二零零三年：每股面值0.20港元*）之股份	2,400,000,000	800,000,000	240,000	160,000
已發行及繳足股本：				
於一月一日每股面值0.20港元之股份	662,486,826	645,716,826	132,497	129,143
按行使優先認股權發行股份	8,657,000	16,770,000	1,166	3,354
每股面值0.20港元之股份各拆細為每股面值0.10港元之股份兩股	665,481,826	—	—	—
每股面值0.10港元（*二零零三年：每股面值0.20港元*）之股份	1,336,625,652	662,486,826	133,663	132,497

6. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	截至六月三十日止六個月	
	2004	**2003**
	千港元	*千港元*
用作計算基本及攤薄後每股盈利之盈利：		
本期間溢利	298,858	210,823
用作計算基本每股盈利之普通股加權平均數	1,328,955,297	1,295,481,764
普通股可能產生之攤薄影響：		
優先購股權	43,371,852	29,424,128
用作計算攤薄後每股盈利之普通股加權平均數	1,372,327,149	1,324,905,892

每股盈利及普通股加權平均數之比較數額已就本期間本公司股份拆細之影響作出調整。

7. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	2004年 6月30日	**2003年 12月31日**
	千港元	*千港元*
零至六十日	1,231,410	1,711,577
六十一日至一百二十日	200,085	346,828
一百二十一日或以上	26,142	26,918
銷售賬款總額	1,457,637	2,085,323
其他應收賬	121,462	112,466
	1,579,099	2,197,789

3. 經營溢利

	截至六月三十日止六個月	
	2004	2003
	千港元	千港元
經營溢利已扣除(計入)下列各項：		
物業、廠房及設備折舊及攤銷	160,746	137,085
無形資產攤銷	4,597	2,531
商譽攤銷	17,180	7,596
負商譽撥回收入	(2,152)	(2,152)
員工成本	646,596	492,411

4. 稅項

	截至六月三十日止六個月	
	2004	2003
	千港元	千港元
稅項支出總額包括：		
按本期間之估計應課稅溢利以17.5%稅率計算之香港利得稅	33,531	23,009
海外稅項	14,501	7,266
遞延稅項	(5,355)	162
	42,677	30,437

其他司法權區之稅項按有關地區之適用稅率計算。

遞延稅項按預計於償還負債或變賣資產期間之適用稅率撥備。

5. 股息

每股現有股份宣派之二零零三年度末期股息17.75港仙及派發之二零零三年度中期股息7.25港仙，已分別調整為每股拆細股份8.875港仙及3.625港仙。

財務報表附註（未經審核）

1. 編製賬目基準

本集團之未經審核中期業績乃按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」，並根據與截至二零零三年十二月三十一日止年度之報告及財務報表中所採納之會計政策保持一致之基準而編製。

若干比較數字已重新歸類以符合本期間之列賬形式。

2. 業務及市場分析資料

	截至六月三十日止六個月			
	營業額		分類業績	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
以主要業務劃分：				
製造及經銷：				
電動工具產品	4,711,892	3,467,171	294,282	198,682
地板護理產品	1,717,292	1,121,715	80,457	58,135
太陽能照明、激光儀及電子量度儀	294,931	225,763	59,379	41,698
	6,724,115	4,814,649	434,118	298,515
商譽攤銷			(17,180)	(7,596)
負商譽撥回收入			2,152	2,152
對經營溢利之貢獻			419,090	293,071
以地域市場劃分：				
北美洲	5,259,245	3,784,207	366,423	236,667
歐洲	1,084,364	766,976	66,244	45,095
其他國家	380,506	263,466	1,451	16,753
	6,724,115	4,814,649	434,118	298,515
商譽攤銷			(17,180)	(7,596)
負商譽撥回收入			2,152	2,152
對經營溢利之貢獻			419,090	293,071

簡明綜合權益變動表(未經審核)

截至二零零四年六月三十日止六個月

	股本	股份溢價	換算儲備	保留溢利	總額
	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	129,143	613,499	(16,769)	1,102,064	1,827,937
未於收入報表內確認換算海外業務之財務報告所引起之匯兑差額	—	—	37,423	—	37,423
按溢價發行股份	1,633	26,417	—	—	28,050
本期間溢利	—	—	—	210,823	210,823
末期股息 — 二零零二年	—	—	—	(65,388)	(65,388)
於二零零三年六月三十日	130,776	639,916	20,654	1,247,499	2,038,845
於二零零四年一月一日	132,497	672,083	45,519	1,662,785	2,512,884
未於收入報表內確認換算海外業務之財務報告所引起之匯兑差額	—	—	(4,237)	—	(4,237)
按溢價發行股份	1,166	57,603	—	—	58,769
本期間溢利	—	—	—	298,858	298,858
末期股息 — 二零零三年	—	—	—	(118,444)	(118,444)
於二零零四年六月三十日	133,663	729,686	41,282	1,843,199	2,747,830

簡明綜合現金流動表(未經審核)

截至二零零四年六月三十日止六個月

	2004年 6月30日 *千港元*	2003年 6月30日 *千港元*	2004年 6月30日 *千美元* *(附註13)*	2003年 6月30日 *千美元* *(附註13)*
用於經營活動之現金淨額	(490,549)	(542,771)	(62,891)	(69,586)
用於投資活動之現金淨額	(267,791)	(897,056)	(34,332)	(115,007)
來自融資活動之現金淨額	151,482	786,548	19,421	100,839
現金及現金等額減少淨額	(606,858)	(653,279)	(77,802)	(83,754)
於一月一日之現金及現金等額	2,444,098	1,753,900	313,346	224,859
匯率折算之差額	(5,789)	46,370	(743)	5,945
於六月三十日之現金及現金等額	1,831,451	1,146,991	234,801	147,050
現金及現金等額結餘之分析可分為:				
銀行結餘、存款及現金	1,970,998	1,288,907	252,692	165,244
銀行透支	(139,547)	(141,916)	(17,891)	(18,194)
	1,831,451	1,146,991	234,801	147,050

簡明綜合資產負債表(續)

於二零零四年六月三十日

	附註	2004年 6月30日 千港元 (未經審核)	2003年 12月31日 千港元 (經審核)	2004年 6月30日 千美元 (附註13)	2003年 12月31日 千美元 (附註13)
資產總值減流動負債		4,268,977	3,968,751	547,305	508,814
股本與儲備					
股本	9	133,663	132,497	17,136	16,987
儲備		2,614,167	2,380,387	335,150	305,178
		2,747,830	2,512,884	352,286	322,165
少數股東權益		64,601	46,374	8,282	5,945
非流動負債					
融資租約承擔 — 於一年後到期		3,148	14,261	404	1,828
借款 — 於一年後到期		1,405,489	1,348,497	180,191	172,884
遞延税項負債		47,909	46,735	6,142	5,992
		1,456,546	1,409,493	186,737	180,704
		4,268,977	3,968,751	547,305	508,814

簡明綜合資產負債表

於二零零四年六月三十日

	附註	2004年 6月30日 千港元 (未經審核)	2003年 12月31日 千港元 (經審核)	2004年 6月30日 千美元 (附註13)	2003年 12月31日 千美元 (附註13)
資產					
非流動資產					
物業、廠房及設備		863,915	904,356	110,758	115,943
商譽		635,580	652,760	81,485	83,687
負商譽		(31,023)	(33,175)	(3,977)	(4,253)
無形資產		178,669	25,154	22,906	3,225
於聯營公司應佔資產額		132,124	118,394	16,939	15,179
證券投資		38,608	41,419	4,950	5,310
遞延税項資產		300,706	273,937	38,552	35,120
其他資產		1,195	1,195	153	153
		2,119,774	1,984,040	271,766	254,364
流動資產					
存貨		2,539,274	2,491,650	325,548	319,442
銷售賬款及其他應收賬	7	1,579,099	2,197,789	202,449	281,768
訂金及預付款項		328,424	293,408	42,106	37,616
應收票據		122,984	36,409	15,767	4,668
證券投資		5,635	5,575	722	715
可退回税款		1,123	51,274	144	6,574
聯營公司銷售賬款		40	48	5	6
銀行結餘、存款及現金		1,970,998	2,586,075	252,692	331,548
		6,547,577	7,662,228	839,433	982,337
流動負債					
採購賬款、應付票據及其他應付賬	8	3,427,325	4,894,161	439,401	627,457
保用撥備		183,122	208,552	23,477	26,737
聯營公司採購賬款		9,319	3,230	1,195	414
應繳税項		108,165	68,114	13,867	8,733
應派股息		118,444	—	15,185	—
融資租約承擔 — 於一年內到期		2,988	5,485	383	703
借款 — 於一年內到期		549,011	497,975	70,386	63,843
		4,398,374	5,677,517	563,894	727,887
流動資產淨值		2,149,203	1,984,711	275,539	254,450

簡明綜合收入報表（未經審核）

截至二零零四年六月三十日止六個月

	附註	2004 千港元	2003 千港元	2004 千美元 （附註13）	2003 千美元 （附註13）
營業額	2	6,724,115	4,814,649	862,066	617,263
銷售成本		(4,720,044)	(3,519,725)	(605,134)	(451,247)
毛利總額		2,004,071	1,294,924	256,932	166,016
其他經營收入		14,074	33,377	1,804	4,279
利息收入		22,155	5,361	2,840	687
銷售、分銷、宣傳及保用費用		(693,737)	(474,426)	(88,941)	(60,824)
行政費用		(762,714)	(496,323)	(97,785)	(63,631)
研究及開發費用		(164,759)	(69,842)	(21,123)	(8,954)
經營溢利	3	419,090	293,071	53,727	37,573
財務成本		(58,702)	(38,990)	(7,526)	(4,999)
未計應佔聯營公司業績及稅項前溢利		360,388	254,081	46,201	32,574
應佔聯營公司業績		(626)	187	(80)	24
除稅前溢利		359,762	254,268	46,121	32,598
稅項	4	(42,677)	(30,437)	(5,471)	(3,902)
未計少數股東權益前溢利		317,085	223,831	40,650	28,696
少數股東權益		(18,227)	(13,008)	(2,337)	(1,668)
本期間溢利		298,858	210,823	38,313	27,028
股息	5	(118,444)	(65,388)	(15,185)	(8,383)
每股盈利	6				
基本（港仙／美仙）		22.49	16.28	2.88	2.09
攤薄後（港仙／美仙）		21.78	15.91	2.79	2.04

40. 聯營公司詳情

於二零零三年十二月三十一日聯營公司之詳情如下：

聯營公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Gimelli International (Holdings) Limited	開曼群島	6,250美元	40.8	—	投資控股
Gimelli Laboratories Company Limited	香港	5,000,000港元	—	100	製造及經銷電器及牙齒護理產品
Gimelli Produktions A.G.	瑞士	105,000瑞士法郎	—	100	市場推廣、研究及開發
Precision Technology Industries Limited	百慕達	9,000,000美元	25	—	製造電動工具產品

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Ryobi Technologies (UK) Limited	英國	4,000,000英鎊	100	—	經銷電動工具產品
Royal Appliance Mfg. Co.	美國	1美元	—	100	經銷及製造地板護理產品
Royal Appliance International GmbH	德國	1,278,230歐羅	51	—	經銷家庭電子及電器產品
Santo Industries Limited	香港	2,000,000港元	100	—	經銷家庭電子及電器產品
創德實業有限公司	香港	1,000,000港元	100	—	製造塑膠零件
朗廣實業有限公司	香港	2,000,000港元	75.725	—	製造電子產品
Solar Wide (Overseas) Limited	英屬處女群島／中國	1美元	—	100	製造電子產品
Techtronic Appliances Holdings Company Limited	百慕達	12,000美元	100	—	投資控股
創科電業製品（香港）有限公司	香港	2港元	—	100	經銷及製造地板護理產品
Vax Limited	英國	33,000英鎊	100	—	裝配、採購及分銷地板護理產品
Vax Appliances (Australia) Pty. Ltd.	澳洲	1,200,008澳元	100	—	裝配及分銷地板護理產品

依董事會之意見，上表列舉者主要為影響本集團業績或資產之附屬公司。董事會認為列出其他附屬公司之詳情會令篇幅過於冗長。

於本年度結算日或年內任何時間，附屬公司概無任何發行在外之債務證券。

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率		主要業務
			直接 %	間接 %	
MacEwen Property Co. Inc.	美國	100美元	100	—	持有物業
Marco Polo Industries & Merchandising Company Limited	香港	100,000港元	100	—	經銷家庭電子及電器產品
One World Technologies Inc.	美國	10美元	—	100	投資控股
One World Technologies Limited	百慕達	12,000美元	100	—	投資控股
OWT France SAS	法國	1,750,000歐羅	—	100	投資控股
OWT Holding, Inc.	美國	10美元	2.8	97.2	投資控股
OWT Industries, Inc.	美國	10美元	—	100	製造電器部件及電動工具產品
OWT Taiwan Limited	台灣	5,000,000新台幣	100	—	提供檢查服務
Premier Appliance Group Limited	香港	2港元	100	—	製造部件
RAMC Holdings Limited	百慕達	12,000美元	100	—	投資控股
Ryobi Technologies Australia Pty Limited	澳洲	5,500,000澳元	100	—	經銷電動工具產品
Ryobi Technologies Canada Inc.	加拿大	600,000加元	—	100	經銷電動工具產品
Ryobi Technologies France S.A.	法國	17,836,535歐羅	—	100	經銷電動工具產品
Ryobi Technologies GmbH	德國	500,000歐羅	100	—	經銷電動工具產品
Ryobi Technologies, Inc.	美國	10美元	—	100	經銷電動工具產品
Ryobi Technologies (New Zealand) Limited	紐西蘭	1,165,500紐元	100	—	經銷電動工具產品

38. 有關連方交易

本年度內，本集團與聯營公司進行下列交易：

	2003 千港元	2002 千港元
採購	—	37,761
行政管理費收入	300	2,100
行政管理費支出	852	852
已收利息收入	1,920	2,166
銷售收入	602	28,795
薪金支出	—	354
設備使用費收入	1,152	284

以上交易按市場價格／利率進行；或倘未有市場價格／利率可供參照時，則按成本加上利潤比率進行。

39. 主要附屬公司詳情

於二零零三年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	 間接 %	主要業務
Digiwireless Limited	香港	2港元	100	—	投資控股
Envotech Technology Company Limited	香港	2港元	100	—	投資控股
滿添國際有限公司	香港	2港元	100	—	投資控股
Homelite Asia Ltd.	英屬處女群島／中國	1美元	100	—	經銷戶外園藝電動工具產品
Homelite Consumer Products Holdings, Inc.	美國	10美元	—	100	投資控股
Homelite Consumer Products, Inc.	美國	10美元	—	100	經銷戶外園藝電動工具產品
鴻亮遠東有限公司	香港	2港元	100	—	經銷戶外園藝電動工具產品
Homelite Technologies Ltd.	百慕達	12,000美元	100	—	投資控股

36. 退休金計劃

自二零零零年十二月起，本公司及其在香港之營運附屬公司已參加根據強制性公積金計劃條例註冊之強制性公積金計劃(「強積金計劃」)。

本集團之海外附屬公司設立多項界定供款計劃及界定退休金計劃，涵蓋其絕大部份僱員。每年對界定供款計劃之供款乃按僱員薪酬之某個百分比計算。

界定退休金計劃之退休金成本乃按照Aon Consulting (一家僱員福利顧問集團)採用預計單位記賬法於二零零四年一月一日進行之精算估值而釐訂。由於假定所有退休人士收取定額美元補貼，而計算精算估值時假定之貼現率為6.25% *(二零零二年：6.75%)*，故毋須作出截至二零零三年十二月三十一日之醫療趨向比率假定 *(二零零二年：10%)*。

上述退休金計劃並無獲撥入任何資產，而該計劃乃以到期即付方式供款。該海外附屬公司一位前股東根據一項承擔責任、償付及賠償保證之轉讓協議，將償付該計劃下之累計退休金成本。就此，該海外附屬公司就截至二零零三年十二月三十一日訂定應收之同等金額累計退休金成本約為27,000,000港元 *(二零零二年：28,000,000港元)*。

37. 資本承擔

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千港元	*千港元*	*千港元*	*千港元*
就下列各項已訂約但未在財務報表中作出撥備之資本開支：				
購買物業、廠房及設備	85,598	27,633	54,206	10,919
收購聯營公司	—	29,250	—	29,250
	85,598	56,883	54,206	40,169
已批准但未訂約在財務報表中撥作購買物業、廠房及設備之資本開支	3,398	10,737	—	—

行使日期	行使價 *港元*	所得款項 *千港元*	數目
11.9.2003	6.4000	1,280	200,000
22.9.2003	6.4000	640	100,000
29.9.2003	6.9800	84	12,000
2.10.2003	6.4000	320	50,000
3.10.2003	6.4000	64	10,000
7.10.2003	6.9800	91	13,000
14.10.2003	6.9800	35	5,000
17.10.2003	6.4000	960	150,000
20.10.2003	5.9000	5,900	1,000,000
20.10.2003	6.4000	1,920	300,000
20.10.2003	6.7000	1,340	200,000
27.10.2003	6.9800	70	10,000
11.11.2003	6.9800	70	10,000
24.11.2003	6.4000	480	75,000
11.12.2003	6.4000	640	100,000
31.12.2003	6.4000	288	45,000
		61,938	16,770,000

截至二零零二年十二月三十一日止年度內已行使之優先認股權詳情：

行使日期	行使價 *港元*	所得款項 *千港元*	數目
4.1.2002	1.0144	507	500,000
4.1.2002	1.2800	640	500,000
4.1.2002	1.0000	1,200	1,200,000
26.2.2002	2.1160	12,696	6,000,000
29.4.2002	1.7440	174	100,000
29.4.2002	1.0800	108	100,000
3.5.2002	1.7440	174	100,000
13.5.2002	1.4768	148	100,000
13.5.2002	1.7440	174	100,000
6.6.2002	2.0920	1,046	500,000
22.6.2002	2.2600	1,130	500,000
25.6.2002	1.0800	108	100,000
19.7.2002	1.0800	108	100,000
26.8.2002	2.1960	275	125,000
29.8.2002	2.1960	275	125,000
2.9.2002	2.1160	529	250,000
23.9.2002	2.1160	529	250,000
10.10.2002	1.7440	174	100,000
24.10.2002	2.4750	248	100,000
11.11.2002	1.0800	108	100,000
29.11.2002	2.1160	317	150,000
3.12.2002	2.1160	212	100,000
		20,880	11,200,000

緊接各個優先認股權之行使日期前，本公司股份之加權平均收市價介乎9.20港元至22.44港元*（二零零二年：介乎5.67港元至6.98港元）*。

截至二零零三年十二月三十一日止年度內已行使之優先認股權詳情：

行使日期	行使價 *港元*	所得款項 *千港元*	數目
24.4.2003	2.0920	2,092	1,000,000
24.4.2003	2.1480	2,578	1,200,000
30.4.2003	6.4000	4,352	680,000
2.5.2003	2.0920	1,046	500,000
5.5.2003	6.4000	1,216	190,000
7.5.2003	6.4000	320	50,000
9.5.2003	6.4000	320	50,000
12.5.2003	6.4000	160	25,000
14.5.2003	6.4000	960	150,000
19.5.2003	6.4000	640	100,000
20.5.2003	6.4000	960	150,000
21.5.2003	2.1160	423	200,000
22.5.2003	2.1160	106	50,000
23.5.2003	2.1960	549	250,000
28.5.2003	6.4000	1,088	170,000
29.5.2003	1.0000	100	100,000
29.5.2003	2.2600	565	250,000
29.5.2003	6.4000	2,240	350,000
2.6.2003	6.4000	1,280	200,000
2.6.2003	6.9800	349	50,000
3.6.2003	6.9800	174	25,000
5.6.2003	2.1480	2,148	1,000,000
5.6.2003	2.2600	2,260	1,000,000
6.6.2003	6.4000	320	50,000
9.6.2003	6.9800	523	75,000
12.6.2003	6.4000	640	100,000
12.6.2003	6.9800	174	25,000
23.6.2003	6.4000	1,120	175,000
2.7.2003	6.4000	640	100,000
4.7.2003	6.4000	320	50,000
7.7.2003	6.7000	1,340	200,000
7.7.2003	6.9800	174	25,000
9.7.2003	6.4000	1,280	200,000
10.7.2003	6.4000	512	80,000
11.7.2003	2.1160	212	100,000
14.7.2003	6.4000	640	100,000
16.7.2003	6.4000	640	100,000
28.7.2003	6.4000	320	50,000
8.8.2003	6.4000	320	50,000
11.8.2003	2.1160	212	100,000
12.8.2003	6.4000	128	20,000
19.8.2003	2.0920	1,674	800,000
19.8.2003	2.2600	1,808	800,000
19.8.2003	6.4000	640	100,000
21.8.2003	2.2600	565	250,000
21.8.2003	6.4000	320	50,000
25.8.2003	2.1160	2,116	1,000,000
28.8.2003	2.1160	2,116	1,000,000
9.9.2003	2.1160	2,116	1,000,000
10.9.2003	6.4000	960	150,000

以下為於本年度內僱員(包括董事)持有之優先認股權及其變動詳情:

優先認股權類別	於二零零三年一月一日尚未行使數目	年內授出數目	年內已行使數目	年內已屆滿數目	於二零零三年十二月三十一日尚未行使數目
A計劃	400,000	—	100,000	300,000	—
B計劃	13,750,000	—	10,500,000	500,000	2,750,000
C計劃	31,921,000	13,439,000	6,170,000	361,000	38,829,000
	46,071,000	13,439,000	16,770,000	1,161,000	41,579,000

優先認股權類別	於二零零二年一月一日尚未行使數目	年內授出數目	年內已行使數目	年內已屆滿數目	於二零零二年十二月三十一日尚未行使數目
A計劃	3,500,000	—	3,100,000	—	400,000
B計劃	21,850,000	—	8,100,000	—	13,750,000
C計劃	—	31,921,000	—	—	31,921,000
	25,350,000	31,921,000	11,200,000	—	46,071,000

上文所載董事持有之優先認股權詳情如下:

	於一月一日尚未行使數目	年內授出數目	年內已行使數目	年內已屆滿數目	於十二月三十一日尚未行使數目
二零零三年	31,296,000	2,060,000	8,800,000	—	24,556,000
二零零二年	12,450,000	22,046,000	3,200,000	—	31,296,000

於二零零一年五月二十五日採納之計劃(「B計劃」)

繼A計劃於二零零零年十一月屆滿後，本公司於二零零一年五月二十五日通過決議案採納一項新訂優先認股計劃，其目的乃為向董事及合資格人士提供鼓勵或嘉獎。根據B計劃，本公司董事會可賦予合資格人士(包括本公司及其附屬公司之全職行政人員、執行董事及全職僱員)可認購本公司股份之優先認股權。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%(以兩者中之較高者為準)。

根據B計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權如獲全數行使時，將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%，則不得賦予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

於二零零二年三月二十八日採納之計劃(「C計劃」)

繼B計劃被終止後，本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作之貢獻。該計劃將於二零零七年三月二十七日屆滿。根據C計劃，本公司董事會可賦予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士(及彼等之全資附屬公司)可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價；或於授出日期股份之面值。

根據C計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1%。

34. 或然負債

	本集團		本公司	
	2003	2002	2003	2002
	千港元	千港元	千港元	千港元
就聯營公司動用之信貸融資而向銀行提供擔保	16,904	27,367	16,904	27,367
有追索權之貼現票據	180,133	188,779	7,161	39,547
	197,037	216,146	24,065	66,914

此外，本公司就給予其附屬公司之一般信貸融資而向銀行及獨立第三者提供擔保。於二零零三年十二月三十一日，附屬公司已動用之信貸融資額為1,430,535,000港元（二零零二年：*455,949,000港元*）。

35. 優先認股權

於一九九零年十一月二十八日採納並於二零零零年十一月二十七日屆滿之計劃（「A計劃」）

按照本公司於一九九零年十一月二十八日通過決議案採納之優先認股計劃，董事會可以無償代價方式賦予合資格僱員（包括本公司及其附屬公司之全職僱員及執行董事）可認購本公司股份之優先認股權。該計劃之目的乃為向董事及合資格僱員提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納。任何授出之優先認股權可於授出日期後屆滿一年之該日起計直至屆滿十年之該日辦公時間完結時止期間行使。

所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%（以兩者中之較高者為準）。授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%，惟此上限並不包括依據優先認股計劃所發行之股份，並且不得超過任何一個財政年度內已發行股本之1%。倘某僱員根據獲授之優先認股權如獲全數行使時，將導致該僱員可認購之股份數目超過根據A計劃當時已發行及可發行股份總數之25%，則不得賦予該僱員優先認股權。

A計劃已於二零零零年十一月二十七日屆滿。

收購引致之淨現金流出：

	2003 千港元	2002 千港元
本年度支付之現金代價	(851,928)	(38,518)
所購入之銀行結餘及現金	34,790	22,925
所購入之銀行透支	(1,719)	—
收購附屬公司相關之現金及現金等額流出淨額	(818,857)	(15,593)

本年度內所收購之附屬公司為本集團帶來之營業額約為1,869,483,000港元（*二零零二年：1,638,864,000港元*），而其佔本集團之經營溢利約為7,847,000港元（*二零零二年：66,872,000港元*）。

31. 出售附屬公司

於二零零二年十二月三十一日，本集團之生產廠房由印尼遷往中國時將其附屬公司P.T. Techtronic Appliances清盤。有關清盤之出售虧損及出售引致之淨現金流出金額分別約為1,345,000港元及275,000港元。

個別資產於出售日期之賬面值及截至二零零二年十二月三十一日止年度內出售附屬公司引致之淨現金流動整體上對本集團之影響不大。

32. 主要非現金交易

於本年度內，本集團簽訂關於資產之融資租約安排，於簽訂融資租約時之總資本值為3,983,000港元（*二零零二年：2,568,000港元*）。

33. 租賃承擔

於結算日，本集團及本公司根據不可撤銷之經營租約尚有仍未解除之承擔，該等租約之屆滿期如下：

	本集團		本公司	
	2003 千港元	2002 千港元	2003 千港元	2002 千港元
一年內	86,195	42,264	14,620	12,753
兩年後五年內	154,196	75,309	10,947	11,287
五年後	138,348	59,052	17,016	15,836
	378,739	176,625	42,583	39,876

經營租約付款乃指本集團及本公司須支付其若干廠房設備及機器和辦公室物業之租金。該等租約磋商之租期介乎一年至十五年。

編列資產負債表時，若干遞延税項資產及負債已按照會計實務準則第12號（經修訂）所列條件互相抵銷。以下為編製財務報告時遞延税項結餘之分析：

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千港元	*千港元*	*千港元*	*千港元*
遞延税項資產	(273,937)	(168,196)	—	—
遞延税項負債	46,735	22,437	15,006	13,333
	(227,202)	(145,759)	15,006	13,333

30. 收購附屬公司

	2003	**2002**
	千港元	*千港元*
收購之資產淨值		
物業、廠房及設備	200,520	214,212
無形資產	13,239	192
遞延税項資產	23,070	—
存貨	359,191	89,189
銷售賬款及其他應收賬、訂金及預付款項	250,407	80,592
可退回税款	66,680	4,024
銀行結餘及現金	34,790	22,925
採購賬款及其他應付賬	(376,739)	(201,651)
銀行透支	(1,719)	—
銀行貸款	(195,000)	(108,612)
保用撥備	(67,860)	(1,287)
融資租約之承擔	(15,099)	—
遞延税項負債	(9,654)	—
	281,826	99,584
收購時產生之商譽	570,102	87,134
代價	851,928	186,718
支付形式		
往年度支付訂金	—	148,200
本年度支付現金	851,928	38,518
	851,928	186,718

29. 遞延税項（資產）負債

以下為本期間及以往期間獲確認入賬之主要遞延税項資產及負債與其變動：

	加速税項折舊 千港元	保用撥備 千港元	僱員相關撥備 千港元	税項虧損 千港元	其他 千港元	總額 千港元
本集團						
於二零零二年一月一日						
－以往呈報金額	2,033	(6,289)	(7,588)	—	(7,813)	(19,657)
－前期調整（*附註2*）	17,493	—	—	(107,668)	296	(89,879)
－重列金額	19,526	(6,289)	(7,588)	(107,668)	(7,517)	(109,536)
匯兑調整	—	—	—	(11,136)	—	(11,136)
扣除（計入）本年度之收入	26,837	(14,679)	(3,970)	(3,294)	(29,981)	(25,087)
於二零零三年一月一日	46,363	(20,968)	(11,558)	(122,098)	(37,498)	(145,759)
匯兑調整	20	(208)	(512)	(12,590)	(569)	(13,859)
扣除（計入）本年度之收入	(41,285)	(18,721)	(4,996)	5,868	3,143	(55,991)
收購附屬公司	10,088	(21,842)	(9,136)	—	7,474	(13,416)
税率變動之影響						
－扣除（計入）收入	2,033	—	—	(242)	32	1,823
於二零零三年十二月三十一日	17,219	(61,739)	(26,202)	(129,062)	(27,418)	(227,202)

	加速税項折舊 千港元
本公司	
於二零零二年一月一日	
－以往呈報金額	1,394
－前期調整（*附註2*）	9,631
－重列金額	11,025
扣除本年度之收入	2,308
於二零零三年一月一日	13,333
扣除本年度之收入	422
税率變動之影響	
－扣除收入	1,251
於二零零三年十二月三十一日	15,006

27. 股本

	股數 2003	股數 2002	2003 千港元	2002 千港元
每股面值0.20港元之普通股				
法定股本	800,000,000	800,000,000	160,000	160,000
已發行及繳足股本：				
於一月一日	645,716,826	574,516,826	129,143	114,903
配售股份	—	60,000,000	—	12,000
按行使優先認股權發行股份	16,770,000	11,200,000	3,354	2,240
於十二月三十一日	662,486,826	645,716,826	132,497	129,143

年內發行之股份在各方面與既有之股份享有同等權益。

28. 儲備

	股份溢價 千港元	保留溢利 千港元	總額 千港元
本公司			
於二零零二年一月一日			
－ 以往呈報金額	242,313	755,032	997,345
－ 前期調整（*附註2*）	—	(9,631)	(9,631)
－ 重列金額	242,313	745,401	987,714
因發行股份所得之溢價	371,186	—	371,186
本年度溢利	—	276,586	276,586
末期股息 — 二零零一年	—	(45,060)	(45,060)
中期股息 — 二零零二年	—	(38,695)	(38,695)
於二零零三年一月一日	613,499	938,232	1,551,731
因發行股份所得之溢價	58,584	—	58,584
本年度溢利	—	609,891	609,891
末期股息 — 二零零二年	—	(65,388)	(65,388)
中期股息 — 二零零三年	—	(47,863)	(47,863)
於二零零三年十二月三十一日	672,083	1,434,872	2,106,955

本公司於二零零三年十二月三十一日可分派予股東之儲備中包括保留溢利1,434,872,000港元（二零零二年（*重列*）：*938,232,000港元*）。

26. 借款

	本集團		本公司	
	2003	2002	2003	2002
	千港元	千港元	千港元	千港元
信託收據貸款	168,012	153,315	96,482	86,093
銀行貸款	445,078	1,080,309	320,667	390,000
銀行透支	141,977	101,591	—	—
銀行借款	755,067	1,335,215	417,149	476,093
定息票據 *(附註a)*	1,091,405	—	—	—
借款總額	1,846,472	1,335,215	417,149	476,093
分為：				
有抵押 *(附註b)*	5,899	6,017	—	—
無抵押	1,840,573	1,329,198	417,149	476,093
	1,846,472	1,335,215	417,149	476,093

本集團及本公司之所有借款之償還期如下：

	本集團		本公司	
	2003	2002	2003	2002
	千港元	千港元	千港元	千港元
即時或一年內	497,975	781,156	1165,815	320,093
第二年	23,092	214,865	17,334	—
三年後五年內	234,000	333,821	234,000	156,000
五年後	1,131,000	5,373	—	—
	1,886,067	1,335,215	417,149	476,093
減：一年內到期列作流動負債款項	(497,975)	(781,156)	(165,815)	(320,093)
	1,388,092	554,059	251,334	156,000
減：未攤銷之貸款安排費用	(39,595)	—	—	—
一年後到期款項	1,348,497	554,059	251,334	156,000

附註a：本年度內，本集團透過其美國全資附屬公司發行定息票據，總本金額為145,000,000美元。發行之定息票據分為兩批：金額為120,000,000美元之票據，年期十年，年息率為4.7%；以及金額為25,000,000美元之票據，年期七年，年息率為4.09%。發行票據所得款項用作為現有中期債務之再融資，以及撥作一般營運資金用途。

附註b：該抵押於年結後償還借款時已獲解除。

25. 融資租約之承擔

融資租約之承擔還款期如下：

	最低支付租金額		最低支付租金額之現值	
	2003	2002	2003	2002
	千港元	千港元	千港元	千港元
本集團				
融資租約之還款額：				
一年內	6,825	7,825	5,485	7,336
兩年後五年內	11,154	3,688	7,871	3,497
五年後	7,283	—	6,390	—
	25,262	11,513	19,746	10,833
減：日後財務費用	(5,516)	(680)	—	—
租賃承擔之現值	19,746	10,833	19,746	10,833
減：一年內到期列作流動負債款項			(5,485)	(7,336)
一年後到期款項			14,261	3,497
本公司				
融資租約之還款額：				
一年內	2,187	5,475	1,963	5,109
兩年後五年內	624	2,624	595	2,473
	2,811	8,099	2,558	7,582
減：日後財務費用	(253)	(517)	—	—
租賃承擔之現值	2,558	7,582	2,558	7,582
減：一年內到期列作流動負債款項			(1,963)	(5,109)
一年後到期款項			595	2,473

本集團之政策為根據融資租約租賃若干廠房設備及機器、裝置及設備。租約期介乎三年至二十年。息率於合約日期釐訂及所有租約均採用固定還款形式。

23. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	本集團 2003 千港元	本集團 2002 千港元	本公司 2003 千港元	本公司 2002 千港元 (重列)
零至六十日	1,042,276	619,751	444,349	183,117
六十一日至一百二十日	202,605	175,476	127,707	66,185
一百二十一日或以上	7,263	25,841	4,247	23,874
採購賬款總額	1,252,144	821,068	576,303	273,176
其他應付賬	832,054	640,962	263,295	144,263
	2,084,198	1,462,030	839,598	417,439

24. 保用撥備

	本集團 2003 千港元	本集團 2002 千港元
於一月一日	79,315	26,979
匯兑調整	1,737	427
本年度額外撥備	387,287	58,233
收購附屬公司	67,860	1,287
已動用之撥備	(327,647)	(7,611)
於十二月三十一日	208,552	79,315

保用撥備乃指管理層就本集團年內銷售產品所須承擔責任之最佳估計。預計此開支大部份將於下一個財政年度內產生。

本集團持有之上述投資包括對Nack Products USA Limited(「Nack」)及America Direct, Inc.(「ADI」)之投資，其賬面值分別約為10,454,000港元(二零零二年：15,681,000港元)及4,403,000港元(二零零二年：6,604,000港元)。本公司之投資包括於Nack之同等金額投資。兩間公司均在美利堅合眾國(「美國」)註冊成立。Nack擁有在美國獨家推廣及經銷一項註冊專利產品之權利，而本集團持有該產品之生產權。Nack之主要業務為在美國推廣及經銷該項註冊專利產品及其他相關產品。ADI乃從事行銷業務，透過電視直銷及零售分銷渠道在美國及個別國際市場銷售。

本集團投資於Nack之約25%(二零零二年：25%)已發行股份由本公司直接持有，而本集團投資於ADI之26%(二零零二年：26%)已發行普通股則由本公司佔51%權益之附屬公司持有。由於本集團對Nack及ADI之事務均無重大影響力，故該兩間公司均不被視為本集團之聯營公司。

21. 存貨

	本集團		本公司	
	2003	2002	2003	2002
	千港元	千港元	千港元	千港元
原料	599,855	560,481	247,007	276,231
在製品	76,298	43,219	60,907	23,539
製成品	1,815,497	988,334	160,071	89,541
	2,491,650	1,592,034	467,985	389,311

於結算日，以可變現淨值列賬之存貨金額並不重大。

22. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	本集團		本公司	
	2003	2002	2003	2002
	千港元	千港元	千港元	千港元
零至六十日	1,711,577	992,138	39,765	56,570
六十一日至一百二十日	346,828	145,061	2,614	16,746
一百二十一日或以上	26,918	23,472	—	—
銷售賬款總額	2,085,323	1,160,671	42,379	73,316
其他應收賬	112,466	52,763	—	—
	2,197,789	1,213,434	42,379	73,316

18. 於附屬公司之投資

	2003 *千港元*	2002 *千港元*
非上市股份投資，成本	402,408	402,314
附屬公司之欠款	—	70,349
	402,408	472,663

本公司於二零零三年十二月三十一日之主要附屬公司詳情載於附註第39項。

附屬公司之欠款乃無抵押、不計利息及沒有固定償還條款。

19. 於聯營公司應佔資產額

	本集團		本公司	
	2003 *千港元*	2002 *千港元*	2003 *千港元*	2002 *千港元*
非上市股份，成本扣除確認減值	—	—	17,940	17,940
所佔資產淨值	19,623	20,610	—	—
聯營公司之欠款淨額	98,771	96,655	67,647	71,190
	118,394	117,265	85,587	89,130

於二零零三年十二月三十一日聯營公司之詳情載於附註第40項。

聯營公司之欠款乃無抵押及須計利息，息率按香港銀行同業拆息加市場息差計算，惟沒有固定償還條款。董事會認為由於上述款項於未來十二個月內尚不會償還，因此上述款項被列為非流動項目。

20. 證券投資

	本集團		本公司	
	2003 *千港元*	2002 *千港元*	2003 *千港元*	2002 *千港元*
非流動資產				
非上市證券投資（股份），成本扣除確認減值	41,419	55,447	10,454	15,681
流動資產				
其他上市投資（股本證券），市價	5,575	7,385	5,575	7,385

17. 無形資產

	遞延開發費用	專利權及商標	生產技術	總額
	千港元	千港元	千港元	千港元
本集團				
成本				
於二零零三年一月一日	1,669	14,706	2,668	19,043
匯兌調整	172	67	—	239
添置	459	5,341	842	6,642
收購附屬公司	—	25,562	—	25,562
本年度撇銷	(527)	(2,683)	—	(3,210)
於二零零三年十二月三十一日	1,773	42,993	3,510	48,276
攤銷				
於二零零三年一月一日	—	5,775	410	6,185
匯兌調整	—	45	—	45
本年度準備	—	6,550	702	7,252
收購附屬公司	—	12,323	—	12,323
撇銷時撇除	—	(2,683)	—	(2,683)
於二零零三年十二月三十一日	—	22,010	1,112	23,122
賬面淨值				
於二零零三年十二月三十一日	1,773	20,983	2,398	25,154
於二零零二年十二月三十一日	1,669	8,931	2,258	12,858

	專利權
	千港元
本公司	
成本	
於二零零三年一月一日	7,437
添置	584
於二零零三年十二月三十一日	8,021
攤銷	
於二零零三年一月一日	1,037
本年度準備	1,325
於二零零三年十二月三十一日	2,362
賬面淨值	
於二零零三年十二月三十一日	5,659
於二零零二年十二月三十一日	6,400

本集團及本公司之所有無形資產分四年至十年以直線法攤銷。

16. 負商譽

	本集團 *千港元*
總額	
於二零零三年一月一日	
－以往呈報金額	30,808
－前期調整*（附註2）*	16,571
－重列金額及於二零零三年十二月三十一日	47,379
撥回收入	
於二零零三年一月一日	
－以往呈報金額	6,885
－前期調整*（附註2）*	3,013
－重列金額	9,898
本年度撥回	4,306
於二零零三年十二月三十一日	14,204
賬面值	
於二零零三年十二月三十一日	33,175
於二零零二年十二月三十一日	37,481

負商譽按被收購之可折舊資產尚餘可用年限之加權平均年數為十一年以直線法撥回收入內。

15. 商譽

	本集團 *千港元*
成本	
於二零零三年一月一日	
－以往呈報金額	280,361
－前期調整 *(附註2)*	(66,721)
－重列金額	213,640
收購附屬公司時產生	570,102
於二零零三年十二月三十一日	783,742
攤銷	
於二零零三年一月一日	
－以往呈報金額	119,270
－前期調整 *(附註2)*	(13,344)
－重列金額	105,926
本年度支出	25,056
於二零零三年十二月三十一日	130,982
賬面淨值	
於二零零三年十二月三十一日	652,760
於二零零二年十二月三十一日	107,714

採用之攤銷期按以往收購時產生之商譽之估計可用年限釐訂，介乎九年至二十年。

	香港境外租約土地及樓宇	租約物業裝修	辦公室設備、傢俬及裝置	廠房設備及機器	汽車	鑄模及工具	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本公司							
成本							
於二零零三年一月一日	72,393	63,939	72,232	197,356	9,369	409,641	824,930
添置	—	2,202	24,310	9,756	575	52,466	89,309
出售	—	—	(85)	(307)	—	—	(392)
轉撥往附屬公司	—	(2,140)	(20)	—	—	—	(2,160)
於二零零三年十二月三十一日	72,393	64,001	96,437	206,805	9,944	462,107	911,687
折舊及攤銷							
於二零零三年一月一日	16,902	50,604	52,058	125,577	6,749	328,779	580,669
本年度準備	2,767	4,991	12,614	28,780	1,026	47,537	97,715
出售時撇除	—	—	(79)	(134)	—	—	(213)
轉撥往附屬公司時撇除	—	(139)	(4)	—	—	—	(143)
於二零零三年十二月三十一日	19,669	55,456	64,589	154,223	7,775	376,316	678,028
賬面淨值							
於二零零三年十二月三十一日	52,724	8,545	31,848	52,582	2,169	85,791	233,659
於二零零二年十二月三十一日	55,491	13,335	20,174	71,779	2,620	80,862	244,261

本集團與本公司旗下物業、廠房及設備之賬面淨值包括根據融資租約持有之資產，其賬面淨值分別約為9,139,000港元及6,026,000港元（*二零零二年：18,798,000港元及11,796,000港元*）。

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千港元	千港元	千港元	千港元
香港境外土地、土地使用權及樓宇之賬面淨值分析如下：				
永久業權	282,625	293,702	—	—
中期租約	52,724	55,491	52,724	55,491
	335,349	349,193	52,724	55,491

本集團已將賬面淨值合共14,134,000港元（*二零零二年：14,774,000港元*）之若干永久業權土地及樓宇作抵押，以獲得一般銀行融資信貸。該抵押於年結後已獲解除。

13. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	2003	2002
	千港元	千港元
		(重列)
用作計算基本及攤薄後每股盈利之盈利：		
本年度溢利	673,973	413,414
用作計算基本每股盈利之普通股加權平均數	653,630,513	621,966,346
普通股可能產生之攤薄影響：		
優先認股權	15,326,233	9,078,074
用作計算攤薄後每股盈利之普通股加權平均數	668,956,746	631,044,420

14. 物業、廠房及設備

	香港境外土地、土地使用權及樓宇	租約物業裝修	辦公室設備、傢俬及裝置	廠房設備及機器	汽車	鑄模及工具	船舶	在建工程	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團									
成本									
於二零零三年一月一日	418,028	98,702	219,555	390,676	18,565	798,586	3,322	21,389	1,968,823
匯兌調整	11,571	1,498	6,669	2,028	558	1,488	—	—	23,812
添置	6,745	5,659	51,062	36,640	1,408	117,764	154	22,850	242,282
收購附屬公司	97,413	50,708	126,370	55,035	751	167,051	—	—	497,328
出售	(88,471)	(422)	(6,574)	(10,712)	(1,029)	(7,849)	—	(247)	(115,304)
重新歸類	3,828	(2,993)	21,029	1,730	—	12,722	—	(36,316)	—
於二零零三年十二月三十一日	449,114	153,152	418,111	475,397	20,253	1,089,762	3,476	7,676	2,616,941
折舊及攤銷									
於二零零三年一月一日	68,835	74,912	130,048	224,076	12,026	608,863	3,297	—	1,122,057
匯兌調整	4,710	1,098	5,863	1,277	361	1,253	—	—	14,562
本年度準備	17,391	11,830	60,909	64,925	2,591	146,178	22	—	303,846
收購附屬公司	30,102	12,493	82,731	44,892	469	126,121	—	—	296,808
出售時撇除	(7,553)	(222)	(6,449)	(3,575)	(656)	(6,233)	—	—	(24,688)
重新歸類	280	(596)	(83)	1,809	—	(1,410)	—	—	—
於二零零三年十二月三十一日	113,765	99,515	273,019	333,404	14,791	874,772	3,319	—	1,712,585
賬面淨值									
於二零零三年十二月三十一日	335,349	53,637	145,092	141,993	5,462	214,990	157	7,676	904,356
於二零零二年十二月三十一日	349,193	23,790	89,507	166,600	6,539	189,723	25	21,389	846,766

本年度之税項開支對賬如下：

	2003	2002
	千港元	千港元
		（重列）
除税前溢利	768,241	495,901
按香港利得税率計算之税項	134,442	79,344
其他司法權區營運附屬公司不同税率之影響	(15,292)	11,354
税務上不可扣減開支之税項影響	21,095	14,580
税務上毋須課税收入之税項影響	(94,618)	(47,091)
未確認税項虧損之税項影響	18,589	2,547
以往未確認税項虧損之運用	—	(3,322)
前年度不足撥備	2,080	11,476
適用税率提高引致期初遞延税項負債之增加	1,823	—
其他	(1,308)	1,358
税項開支	66,811	70,246

遞延税項詳情載於附註第29項。

12. 股息

	2003	2002
	千港元	千港元
已派末期股息： 二零零二年：每股10.00港仙 *（二零零一年：每股7.00港仙）*	65,388	45,060
已派中期股息： 二零零三年：每股7.25港仙 （二零零二年：每股6.00港仙）	47,863	38,695
	113,251	83,755

董事會建議派發本財政年度之末期股息每股17.75港仙*（二零零二年：每股10.00港仙）*，惟尚須待股東週年大會上獲股東通過。

10. 僱員酬金

本集團五位最高薪酬人士其中四位*(二零零二年：四位)*為本公司之集團執行董事，彼等之酬金載於上文附註第9項。

截至二零零三年十二月三十一日止及截至二零零二年十二月三十一日止兩個年度內，本集團概無支付酬金予包括董事在內之五位最高薪酬人士，作為其加入本集團之酬勞或離職之補償。上述兩個年度內，並無董事放棄酬金。

11. 稅項

	2003 *千港元*	2002 *千港元* (重列)
現行稅項：		
香港利得稅	78,997	31,509
前年度(超額)不足撥備	(2,817)	5,309
	76,180	36,818
本年度溢利之海外稅項	39,902	52,348
前年度不足撥備	4,897	6,167
	44,799	58,515
遞延稅項：		
本年度	(55,991)	(25,087)
稅率提高所佔數額	1,823	—
	(54,168)	(25,087)
	66,811	70,246

香港利得稅乃根據本年度估計應課稅溢利按17.5%*(二零零二年：16.0%)*之稅率計算。於二零零三年六月，香港利得稅率由16.0%提高至17.5%，自二零零三／二零零四評稅年度起生效。計算二零零三年十二月三十一日之現行及遞延稅項結餘時已反映上述稅率之提高。

遞延稅項按預計於償還負債或變現資產期間之適用稅率撥備。

其他司法權區之稅項按有關地區之適用稅率計算。

8. 財務成本

	2003 *千港元*	2002 *千港元*
利息：		
須於五年內悉數償還之銀行貸款及透支	71,849	83,527
融資租約之承擔	1,305	451
定息票據	20,493	—
貸款安排費用之攤銷	2,084	—
	95,731	83,978

9. 董事酬金

	2003 *千港元*	2002 *千港元*
董事袍金：		
執行董事	40	40
非執行董事	—	—
獨立非執行董事	156	156
	196	196
集團執行董事之其他酬金：		
薪金及其他福利	31,989	27,068
退休金計劃供款	78	48
	32,067	27,116
酬金總額	32,263	27,312

董事酬金之幅度如下：

	董事人數	
	2003	2002
零至1,000,000港元	4	5
2,000,001港元至2,500,000港元	—	1
3,000,001港元至3,500,000港元	1	—
5,000,001港元至5,500,000港元	2	2
5,500,001港元至6,000,000港元	—	1
6,500,001港元至7,000,000港元	1	—
8,500,001港元至9,000,000港元	—	1
11,500,001港元至12,000,000港元	1	—

7. 經營溢利

	2003 千港元	2002 千港元 (重列)
經營溢利已扣除(計入)下列各項：		
無形資產攤銷	7,252	1,819
商譽攤銷	25,056	6,523
負商譽撥回收入	(4,306)	(4,306)
核數師酬金	7,527	5,768
物業、廠房及設備折舊及攤銷		
自置資產	292,185	252,887
根據融資租約持有之資產	11,661	9,725
已確認之證券投資減值	14,028	6,673
經營租約支出：		
物業	80,928	36,785
汽車	13,357	6,412
廠房設備及機器	9,638	4,101
其他資產	5,325	1,080
出售物業、廠房及設備之溢利	(4,304)	(16,073)
研究及開發費用	268,702	113,922
減：撥充資產數額	(458)	(2,138)
	268,244	111,784
退休金計劃供款	12,113	5,796
員工成本		
董事酬金		
袍金	196	196
其他酬金	32,067	27,116
其他	834,777	532,946
	867,040	560,258
無形資產撇銷	527	2,897

上文披露之員工成本並不包括研究及開發活動金額117,222,000港元(*二零零二年：64,818,000港元*)，該金額列入研究及開發費用內。

5. 營業額

	2003 千港元	2002 千港元
營業額分析如下：		
銷售貨品	13,143,731	9,492,938
佣金收入	13,095	—
特許使用權收入	25,982	—
	13,182,808	9,492,938

6. 利息收入

	2003 千港元	2002 千港元
銀行存款利息收入	14,823	11,100
聯營公司欠款利息收入	1,920	2,638
	16,743	13,738

市場分析資料

(i) 以下為按地域市場劃分本集團之銷售額分析：

	營業額		對除税前日常業務業績之貢獻	
	2003	**2002**	**2003**	**2002**
	千港元	*千港元*	*千港元*	*千港元* (重列)
以地域市場劃分：				
北美洲	10,905,833	7,732,107	762,628	500,360
歐洲	1,522,361	1,095,200	92,491	45,629
其他國家	754,614	665,631	30,590	35,986
	13,182,808	9,492,938	885,709	581,975
商譽攤銷			(25,056)	(6,523)
負商譽撥回收入			4,306	4,306
經營溢利			864,959	579,758
財務成本			(95,731)	(83,978)
應佔聯營公司業績			(987)	121
除税前溢利			768,241	495,901

(ii) 以下為按資產所在地區劃分之分類資產和增添之物業、廠房及設備與無形資產分析：

	分類資產賬面值		增添之物業、廠房及設備與無形資產	
	2003	**2002**	**2003**	**2002**
	千港元	*千港元*	*千港元*	*千港元* (重列)
香港及中華人民共和國(「中國」)	2,866,292	2,329,784	158,363	268,685
北美洲	4,561,102	2,833,133	643,780	62,255
歐洲	756,820	560,327	14,700	7,654
其他國家	398,864	327,309	2,183	512
	8,583,078	6,050,553	819,026	339,106

資產負債表
二零零二年十二月三十一日

	電動工具產品	地板護理產品	太陽能照明及電子量度儀	綜合
	千港元	*千港元*	*千港元*	*千港元* (重列)
資產				
分類資產	5,381,302	571,431	97,820	6,050,553
於聯營公司應佔資產額				117,265
未分配企業資產				255,287
綜合資產總值				6,423,105
負債				
分類負債	(2,901,183)	(383,212)	(23,899)	(3,308,294)
未分配企業負債				(1,267,957)
綜合負債總額				(4,576,251)

其他資料
截至二零零二年十二月三十一日止年度

	電動工具產品	地板護理產品	太陽能照明及電子量度儀	綜合
	千港元	*千港元*	*千港元*	*千港元* (重列)
增添資本開支	284,044	50,110	4,952	339,106
折舊及攤銷	211,757	51,046	3,845	266,648
已確認之證券投資減值	6,673	—	—	6,673

收入報表
截至二零零二年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	對銷 千港元	綜合 千港元
營業額					
向外銷售	7,603,461	1,662,347	227,130	—	9,492,938
分類部門間銷售	108,727	—	1,822	(110,549)	—
總額	7,712,188	1,662,347	228,952	(110,549)	9,492,938

分類部門間銷售以當時之市場費率計算。

					（重列）
業績					
分類業績	471,768	73,092	37,115	—	581,975
商譽攤銷					(6,523)
負商譽撥回收入					4,306
經營溢利					579,758
財務成本					(83,978)
應佔聯營公司業績					121
除税前溢利					495,901
税項					(70,246)
除税後溢利					425,655

資產負債表
二零零三年十二月三十一日

	電動工具產品	地板護理產品	太陽能照明及電子量度儀	綜合
	千港元	*千港元*	*千港元*	*千港元*
資產				
分類資產	6,766,767	1,536,586	279,725	8,583,078
於聯營公司應佔資產額				118,394
未分配企業資產				944,796
綜合資產總值				9,646,268
負債				
分類負債	(4,301,394)	(871,477)	(101,084)	(5,273,955)
未分配企業負債				(1,813,055)
綜合負債總額				(7,087,010)

其他資料
截至二零零三年十二月三十一日止年度

	電動工具產品	地板護理產品	太陽能照明及電子量度儀	綜合
	千港元	*千港元*	*千港元*	*千港元*
增添資本開支	155,965	652,333	10,728	819,026
折舊及攤銷	200,388	127,216	4,244	331,848
已確認之證券投資減值	14,028	—	—	14,028

4. 業務及市場分析資料

業務分析資料

在管理上而言，本集團從事製造與經銷電器及電子產品業務。分析資料乃按照產品種類呈列。

收入報表

截至二零零三年十二月三十一日止年度

	電動工具產品	地板護理產品	太陽能照明及電子量度儀	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額					
向外銷售	9,486,308	3,185,336	511,164	—	13,182,808
分類部門間銷售	194,995	12,160	53,172	(260,327)	—
總額	9,681,303	3,197,496	564,336	(260,327)	13,182,808
分類部門間銷售按當時之市場費率計算。					
業績					
分類業績	653,385	131,351	100,973	—	885,709
商譽攤銷					(25,056)
負商譽撥回收入					4,306
經營溢利					864,959
財務成本					(95,731)
應佔聯營公司業績					(987)
除税前溢利					768,241
税項					(66,811)
除税後溢利					701,430

外幣兌換

以港幣以外幣值計價之交易乃按交易日期之匯率初步計價。凡以外幣計價之貨幣資產及負債按結算日之匯率再行換算。因匯兑引起之損益均撥入年內之溢利或虧損。

在編製綜合賬目時，本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出項目按年內之平均匯率折算。引起之匯兑差額（如有）列作股本權益並轉撥往本集團之換算儲備。上述匯兑差額於出售有關業務之年度內被確認為收入或支出。

借款成本

所有借款成本於產生之期間內被確認為開支。

貸款安排費用

貸款安排費用按貸款年期以直線法於收入報表內攤銷，以產生恒常之定期開支。

退休金計劃

退休金計劃乃按照相關法例及規定而制訂。對界定供款退休金計劃之供款於到期支付時列作開支入賬。根據界定退休金計劃預計於日後為提供退休福利所需支付之成本，乃在僱員提供服務之時而非待作出索償要求時確認入賬。

營業額

營業額乃本集團於本年度內向外界客戶出售貨品，經扣除退貨及折扣後之已收及應收款項淨額，加上佣金收入及特許使用權收入。

收入確認

當出售之貨品已付運及擁有權已轉移時，銷售收入被確認。

當服務已提供時，佣金收入被確認。

特許使用權收入乃按照相關協議之具體內容按時間比例確認。

利息收入乃就未償還本金按適用利率及時期比例計算。

稅項

所得稅開支乃為現行應繳稅項與遞延稅項之總額。

現行應繳稅項根據本年度之應課稅溢利計算。應課稅溢利與收入報表內呈報之純利兩者差異乃基於其並無計入其他年度之應課稅或可扣減收支項目，亦無計入永毋須課稅及不獲扣減之收入報表項目所致。

遞延稅項乃為財務報表內資產及負債賬面值與計算應課稅溢利所用相應稅基間之差異而預計應繳付或可退回之稅項，並採用「資產負債表負債法」入賬。遞延稅項負債一般按所有應課稅暫時性差異予以確認，而遞延稅項資產之確認額度以可用作抵銷可能會產生應課稅溢利之可扣減臨時性差異為限。倘若臨時性差異乃基於商譽（或負商譽）或因一項不影響稅務溢利或會計溢利之交易（業務合併除外）而開始確認其他資產及負債所引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅臨時性差異而予以確認，惟本集團可控制撥回之臨時性差異及可能不會於可見將來撥回之臨時性差異則除外。

遞延稅項資產之賬面值會於每個結算日予以檢討，並在不可能再有充足應課稅溢利之情況下，遞減至可收回全部或部份資產。

遞延稅項按預計於償還負債或變現資產期間適用之稅率計算。遞延稅項於收入報表內扣除或計入。

減值

於每個結算日，本集團均會檢討有形資產與無形資產之賬面值，以確定此等資產有否出現減值。倘若某項資產之可收回款額估計低於其賬面值，則該資產之賬面值會被遞減至可收回款額之水平。減值會即時被確認為開支。

倘若其後撥回減值，則該資產之可收回款額會被遞增至估計可收回款額經修訂後之水平，惟所增加之賬面值不會超過假定該資產於以往年度未有被確認出現減值而應已被確定之賬面值。撥回之減值會即時被確認為收入。

證券投資

證券投資按交易日期之基準確認，並以成本初步計價。

除持有至期滿之債務證券外，投資會被分類為證券投資及其他投資。

在其後之報告日期被確定作長期策略性持有之證券投資以成本扣除任何非暫時性減值後計價。

其他投資以公平價值計價，未實現收益及虧損會計入年內之收入報表。

其他資產

其他資產按成本扣除任何確定減值後列賬。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本採用先入先出法計算。

研究及開發費用

撥作研究活動之費用於產生之期間內確認為開支。

因開發費用而於內部產生之無形資產只會在預期某項明確界定之項目之開發成本將可從日後之商業活動中得到彌補之情況下方予確認。由此產生之資產按其可用年限以直線法攤銷。

如不能被確認為屬內部產生之無形資產時，開發費用會於產生之期間內確認為開支。

以融資租約持有之資產

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予本集團之租約，均列為融資租約。

根據融資租約持有之資產按其於購買日期之公平價值撥充資本。該出租人之相應負債列入資產負債表內作為融資租約之承擔。財務成本，即租賃承擔總額與所收購資產之公平價值兩者差額乃按有關租約年期於收入報表內扣除，以便就承擔之餘額於每個會計期間內產生恒常之定期開支。

所有其他租約均列為經營租約，而全年租金乃按有關租約年期以直線法於收入報表內扣除。

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本扣除折舊或攤銷及累計減值後列賬。

物業、廠房及設備(在建工程除外)之折舊及攤銷乃按其估計可用年限，以直線法撇銷其成本，折舊所採用之年率如下：

永久業權土地	無
租約土地及土地使用權	2%或以較短之租約年期決定
樓宇	4%
租約物業裝修	25%
辦公室設備、傢俬及裝置	16⅔% – 25%
廠房設備及機器	25%
汽車	16⅔% – 25%
鑄模及工具	20% – 33⅓%
船舶	20%

興建中作為生產、出租或行政用途或仍未定出用途之物業，均按成本扣除任何確定減值後列賬。成本包括專業費用及(就合格資產而言)按照本集團之會計政策已撥充資產之借款成本。此等資產採用與其他物業資產相同之基準，於資產準備作預定用途時開始計算折舊。

因出售資產或撤換資產所引致之溢利或虧損按出售所得款項與資產賬面值之差額釐訂並計入收入報表內。

根據融資租約持有之資產乃按其預計可用年限或租約年期兩者中之較短者，採用與自置資產相同之基準計算折舊。

商譽

綜合賬目時產生之商譽乃指收購附屬公司或聯營公司之購買代價超過本集團佔所收購業務於收購日期之可區別資產及負債公平價值之數額。

商譽會撥充資產並按其估計可用年限以直線法攤銷。收購附屬公司時產生之商譽於資產負債表上另行呈列。

在出售附屬公司或聯營公司時，應佔之未攤銷商譽數額在釐定出售業務之溢利或虧損時會計算在內。

負商譽

負商譽乃指本集團佔所收購業務於收購日期之可區別資產或負債公平價值超過收購附屬公司或聯營公司之購買代價之數額。

負商譽列作資產減值，並根據計算結餘所依之具體情況進行分析而撥回收入內。

於收購日期預計虧損或開支應佔之負商譽數額會撥回產生上述虧損或開支之期間之收入內。餘下之負商譽數額按被收購可區別可折舊資產尚餘之平均使用年限以直線法確認為收入。超出被收購可區別而非屬貨幣性資產公平價值總額之負商譽數額會即時被確認為收入。

收購附屬公司時產生之負商譽會於資產負債表上另行作為資產減值呈列。

於附屬公司之投資

於附屬公司之投資乃按成本扣除任何確定減值後列於本公司之資產負債表上。附屬公司業績按已收及應收股息計入本公司賬目內。

於聯營公司應佔資產額

綜合收入報表包括本集團應佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司應佔資產額以本集團應佔聯營公司之資產淨值扣除任何確定減值後列賬。

聯營公司業績按本年度之已收及應收股息計入本公司賬目內。在本公司之資產負債表內，於聯營公司之投資以成本扣除任何確定減值後列賬。

專利權及商標

專利權及商標按收購成本初步計算，並按估計可用年限以直線法攤銷。

財務報表附註

截至二零零三年十二月三十一日止年度

1. 一般資料

本公司為一間在香港註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司上市。

本集團之主要業務為製造與經銷電器及電子產品。

2. 採納經修訂會計實務準則

本年度內，本集團首次採納香港會計師公會頒佈之香港財務報告準則經修訂會計實務準則第12號：「所得稅」。香港財務報告準則之條款包含香港會計實務準則及香港會計師公會批准之詮釋。

實行會計實務準則第12號(經修訂)之影響主要與遞延稅項有關。以往年度，遞延稅項乃按「損益表負債法」作出部份撥備，即除預期不會於可見將來回撥之時差外，所產生之時差均會確認為負債。會計實務準則第12號(經修訂)要求採用「資產負債表負債法」，即就財務報表中資產及負債之賬面值與計算應課稅溢利所用相應稅基間之所有暫時性差異(除極少數情況例外)確認遞延稅項。基於會計實務準則第12號(經修訂)並無任何特定過渡安排之規定，新會計政策以追溯方式應用。二零零二年度之比較數額已相應地重新編列。

由於上述會計政策變動，於二零零二年一月一日之期初保留溢利增加21,002,000港元，即為會計政策變動對二零零二年一月一日以前期間業績之累計影響。上述變動令截至二零零三年十二月三十一日止年度之溢利減少1,609,000港元*(二零零二年：溢利增加4,582,000港元)*。

3. 主要會計政策

編製之財務報表乃以歷史成本折算並經就證券投資之重估作出修訂，其與香港普遍採納之會計原則一致。所採用之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。集團內公司間之一切重大交易及結餘已於綜合賬目時對銷。

於本年度內所收購或出售之附屬公司及聯營公司之業績乃由收購或出售之生效日期起列入綜合收入報表或自綜合收入報表扣除。

綜合現金流動表(續)
截至二零零三年十二月三十一日止年度

	2003 千港元	2002 千港元 (重列)
融資活動		
取得之新銀行貸款	1,178,302	312,000
發行定息票據所得款項	1,089,321	—
發行股份所得款項	61,938	397,380
信託收據貸款增加	14,697	15,748
償還銀行貸款	(2,037,364)	(64,918)
償還融資租約之承擔	(10,169)	(10,719)
已派股息	(113,251)	(83,755)
已派予少數股東之股息	—	(3,301)
發行股份費用	—	(11,954)
來自融資活動之現金淨額	183,474	550,481
現金及現金等額增加淨額	729,013	1,182,530
年初之現金及現金等額	1,753,900	585,567
匯率折算之差額	(38,815)	(14,197)
年終之現金及現金等額	2,444,098	1,753,900
現金及現金等額結餘之分析		
可分為:		
銀行結餘、存款及現金	2,586,075	1,855,491
銀行透支	(141,977)	(101,591)
	2,444,098	1,753,900

綜合現金流動表

截至二零零三年十二月三十一日止年度

	附註	2003 千港元	2002 千港元 (重列)
經營活動			
經營溢利		864,959	579,758
調整：			
無形資產攤銷／撇銷		7,779	4,716
商譽攤銷		25,056	6,523
物業、廠房及設備折舊及攤銷		303,846	262,612
已確認之證券投資減值		14,028	6,673
利息收入		(16,743)	(13,738)
出售物業、廠房及設備之溢利		(4,304)	(16,073)
負商譽撥回收入		(4,306)	(4,306)
出售附屬公司之虧損	*31*	—	1,345
出售聯營公司之虧損		—	108
營運資金變動前之經營現金流動		1,190,315	827,618
存貨增加		(455,063)	(680,181)
銷售賬款及其他應收賬、訂金及預付款項增加		(747,305)	(397,117)
應收票據減少		225,641	70,579
聯營公司銷售賬款減少(增加)		6,712	(4,249)
採購賬款及其他應付賬增加		186,109	116,175
應付票據增加		1,196,329	1,006,475
保用撥備增加		59,640	50,622
聯營公司採購賬款增加		3,230	—
經營所得現金		1,665,608	989,922
已付利息		(93,647)	(83,978)
已付香港利得稅		(30,537)	(26,176)
已付海外稅項		(59,582)	(47,870)
獲退還海外稅款		16,138	870
來自經營活動之現金淨額		1,497,980	832,768
投資活動			
已收利息		16,743	13,738
出售物業、廠房及設備所得款項		94,920	35,396
購買物業、廠房及設備		(238,299)	(238,016)
添置無形資產		(6,642)	(11,388)
收購附屬公司(扣除所購入現金及現金等額)	*30*	(818,857)	(15,593)
出售附屬公司(扣除所出售現金及現金等額)	*31*	—	(275)
聯營公司(借款)還款		(2,116)	9,745
出售證券投資所得款項		1,810	—
收購聯營公司		—	(17,550)
購買證券投資		—	(4,076)
已抵押銀行存款減少		—	27,300
用於投資活動之現金淨額		(952,441)	(200,719)

綜合權益變動表
截至二零零三年十二月三十一日止年度

	股本	股份溢價	換算儲備	保留溢利	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年一月一日					
一以往呈報金額	114,903	242,313	(5,244)	751,402	1,103,374
一前期調整(*附註2*)	—	—	(9,671)	21,002	11,331
一重列金額	114,903	242,313	(14,915)	772,404	1,114,705
未於收入報表內確認換算海外業務之財務報告所引起之匯兑差額	—	—	(1,853)	—	(1,853)
按溢價發行股份	14,240	371,186	—	—	385,426
本年度溢利	—	—	—	413,414	413,414
末期股息一二零零一年	—	—	—	(45,060)	(45,060)
中期股息一二零零二年	—	—	—	(38,695)	(38,695)
於二零零三年一月一日	129,143	613,499	(16,768)	1,102,063	1,827,937
未於收入報表內確認換算海外業務之財務報告所引起之匯兑差額	—	—	62,287	—	62,287
按溢價發行股份	3,354	58,584	—	—	61,938
本年度溢利	—	—	—	673,973	673,973
末期股息一二零零二年	—	—	—	(65,388)	(65,388)
中期股息一二零零三年	—	—	—	(47,863)	(47,863)
於二零零三年十二月三十一日	132,497	672,083	45,519	1,662,785	2,512,884

本集團之保留溢利包括本集團應佔聯營公司之收購後虧損13,979,000港元(*二零零二年：12,992,000港元*)，以及本集團關於聯營公司之換算儲備進賬款額1,541,000港元(*二零零二年：1,541,000港元*)。

資產負債表（*續*）
二零零三年十二月三十一日

	附註	2003 千港元	2002 千港元 （重列）
股本與儲備			
股本	27	132,497	129,143
儲備	28	2,106,955	1,551,731
		2,239,452	1,680,874
非流動負債			
融資租約之承擔 — 於一年後到期	25	595	2,473
借款 — 於一年後到期	26	251,334	156,000
遞延税項負債	29	15,006	13,333
		266,935	171,806
		2,506,387	1,852,680

資產負債表

二零零三年十二月三十一日

	附註	2003 千港元	2002 千港元 (重列)
資產			
非流動資產			
物業、廠房及設備	14	233,659	244,261
無形資產	17	5,659	6,400
於附屬公司之投資	18	402,408	472,663
於聯營公司應佔資產額	19	85,587	89,130
證券投資	20	10,454	15,681
其他資產		1,195	1,195
		738,962	829,330
流動資產			
存貨	21	467,985	389,311
銷售賬款及其他應收賬	22	42,379	73,316
訂金及預付款項		78,514	67,805
應收票據		12,280	191,355
證券投資	20	5,575	7,385
附屬公司之欠款		4,200,897	1,996,921
銀行結餘、存款及現金		1,067,850	791,912
		5,875,480	3,518,005
流動負債			
採購賬款及其他應付賬	23	839,598	417,439
應付票據		2,510,640	1,487,570
欠附屬公司之款項		549,641	255,087
欠聯營公司之款項		3,230	—
應繳税項		37,168	9,357
融資租約之承擔 — 於一年內到期	25	1,963	5,109
借款 — 於一年內到期	26	165,815	320,093
		4,108,055	2,494,655
流動資產淨值		1,767,425	1,023,350
資產總值減流動負債		2,506,387	1,852,680

綜合資產負債表（續）
二零零三年十二月三十一日

	附註	2003 千港元	2002 千港元 （重列）
股本與儲備			
股本	27	132,497	129,143
儲備		2,380,387	1,698,794
		2,512,884	1,827,937
少數股東權益		46,374	18,917
非流動負債			
融資租約之承擔 — 於一年後到期	25	14,261	3,497
借款 — 於一年後到期	26	1,348,497	554,059
遞延税項負債	29	46,735	22,437
		1,409,493	579,993
		3,968,751	2,426,847

綜合資產負債表

二零零三年十二月三十一日

	附註	2003 千港元	2002 千港元 (重列)
資產			
非流動資產			
物業、廠房及設備	14	904,356	846,766
商譽	15	652,760	107,714
負商譽	16	(33,175)	(37,481)
無形資產	17	25,154	12,858
於聯營公司應佔資產額	19	118,394	117,265
證券投資	20	41,419	55,447
遞延税項資產	29	273,937	168,196
其他資產		1,195	1,195
		1,984,040	1,271,960
流動資產			
存貨	21	2,491,650	1,592,034
銷售賬款及其他應收賬	22	2,197,789	1,213,434
訂金及預付款項		293,408	197,997
應收票據		36,409	261,186
證券投資	20	5,575	7,385
可退回税款		51,274	16,858
聯營公司銷售賬款		48	6,760
銀行結餘、存款及現金		2,586,075	1,855,491
		7,662,228	5,151,145
流動負債			
採購賬款及其他應付賬	23	2,084,198	1,462,030
應付票據		2,809,963	1,613,634
保用撥備	24	208,552	79,315
聯營公司採購賬款		3,230	—
應繳税項		68,114	52,787
融資租約之承擔 — 於一年內到期	25	5,485	7,336
借款 — 於一年內到期	26	497,975	781,156
		5,677,517	3,996,258
流動資產淨值		1,984,711	1,154,887
資產總值減流動負債		3,968,751	2,426,847

財務報表摘要

經審核綜合財務報表

以下創科集團之經審核綜合財務報表乃摘錄自創科集團截至二零零三年十二月三十一日止年度年報第38頁至第84頁。

綜合收入報表
截至二零零三年十二月三十一日止年度

	附註	2003 千港元	2002 千港元 （重列）
營業額	5	13,182,808	9,492,938
銷售成本		(9,284,759)	(7,025,629)
毛利總額		3,898,049	2,467,309
其他經營收入		39,575	55,495
利息收入	6	16,743	13,738
銷售、分銷、宣傳及保用費用		(1,574,549)	(1,018,925)
行政費用		(1,246,615)	(826,075)
研究及開發費用		(268,244)	(111,784)
經營溢利	7	864,959	579,758
財務成本	8	(95,731)	(83,978)
未計應佔聯營公司業績及稅項前溢利		769,228	495,780
應佔聯營公司業績		(987)	121
除稅前溢利		768,241	495,901
稅項	11	(66,811)	(70,246)
未計少數股東權益前溢利		701,430	425,655
少數股東權益		(27,457)	(12,241)
本年度溢利		673,973	413,414
股息	12	(113,251)	(83,755)
每股盈利	13		
基本		1.03港元	0.66港元
攤薄後		1.01港元	0.66港元

財務資料摘要

	(經審核)		
	截至十二月三十一日止年度		
	2003	2002	2001
	(除每股數據外，以千港元為單位)		
營業額	13,182,808	9,492,938	6,101,140
銷售成本	(9,284,759)	(7,025,629)	(4,594,011)
毛利總額	3,898,049	2,467,309	1,507,129
其他收入	56,318	69,233	41,396
銷售、分銷、宣傳及保用費用	(1,574,549)	(1,018,925)	(516,684)
行政費用	(1,246,615)	(826,075)	(595,698)
研究及開發費用	(268,244)	(111,784)	(79,931)
經營溢利	864,959	579,758	356,212
財務成本	(95,731)	(83,978)	(91,000)
未計應佔聯營公司業績及稅項前溢利	769,228	495,780	265,212
應佔聯營公司業績	(987)	121	(300)
除稅前溢利	768,241	495,901	264,912
稅項	(66,811)	(70,246)	(22,940)
未計少數股東權益前溢利	701,430	425,655	241,972
少數股東權益	(27,457)	(12,241)	(3,125)
本年度溢利	673,973	413,414	238,847
已派股息	113,251	83,755	60,057
每股盈利			
基本	1.03港元	66.0仙	42.02仙
攤薄後	1.01港元	66.0仙	41.83仙

下表列載創科集團截至所示期間之綜合財務資料概要。下文所載截至二零零一年、二零零二年及二零零三年十二月三十一日止年度之經審核綜合財務資料概要摘錄自在此之前已公佈創科集團之經審核綜合財務報表(詳見下文),並應與在此之前已公佈創科集團截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度每年之經審核綜合財務報表(包括創科集團截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度每年之經審核綜合損益賬,以及創科集團於二零零一年、二零零二年及二零零三年十二月三十一日之經審核綜合資產負債表)和本通函其他各處所載之相關附註一併參閱。

截至二零零三年十二月三十一日止年度之數字乃摘錄自創科集團截至二零零三年十二月三十一日止年度之經審核財務報表。截至二零零二年十二月三十一日止年度之數字乃摘錄自創科集團截至二零零三年十二月三十一日止年度之經審核綜合財務報表,理由為截至二零零二年十二月三十一日止年度之比較數字經重新編列以反映於二零零三年採納香港會計師公會頒佈之會計實務準則第12號(經修訂):「所得税」而在會計政策上作出之變動。截至二零零一年十二月三十一日止年度之數字乃摘錄自創科集團截至二零零一年十二月三十一日止年度之綜合財務報表。對下文所載截至二零零一年十二月三十一日止年度之數字並無因應採納會計實務準則第12號(經修訂)而重新編列以反映會計政策之變動。

(ii) 當時擁有大會投票權，並親身或委派代表出席之最少三位股東；或

(iii) 代表擁有大會投票權之全體股東投票權總額不少於十分一，並親身或委派代表出席之一位或多位股東；或

(iv) 持有賦予大會投票權之本公司股份實繳股本總額相等於賦予該權利之全數股份實繳股款總額不少於十分一，並親身或委派代表出席之一位或多位股東。

在主席同意下，提出以股數方式表決之要求可於大會結束前或以股數方式進行表決前(以較早者為準)隨時予以撤回。

J. 推薦意見

經考慮該交易預計會為創科集團帶來之整體得益後，董事認為購股協議之條款(包括收購價)乃屬公平及合理，而且符合股東之整體利益。董事推薦股東投票贊成於股東特別大會上提呈有關批准該交易之決議案。

執行董事及彼等各自之聯繫人士(定義見上市規則)實益持有合共417,070,742股股份，約佔本公司於最後實際可行日期已發行股本之30.85%，彼等已表明擬就上述股份對有關批准該交易之決議案投贊成票。

K. 附加資料

敬請　閣下垂注載於本通函各附錄內之附加資料。

此致

列位股東　台照及
列位購股權及可換股債券持有人　參照

承董事會命
主席兼行政總裁
Horst Julius Pudwill先生
謹啟

二零零四年十一月二十三日

附註：

1. 該業務之經審核綜合資產負債表以美元計算，並已按1美元兑7.8港元之兑換率折算為港元。

2. 誠如購股協議所載，本公司將不會購入於收購日期該業務之銀行結餘及現金、與ATCO集團公司間之銷售賬款或採購賬款、應收或應付ATCO關連方之款項、可退回税款、應繳税項、遞延税項資產及遞延税項負債，因此，商譽之調整事實上乃以購股協議作為依據，並對本公司產生持續之影響。

   收購該業務產生之商譽金額約為377,800,000港元，即為總代價5,000,100,000港元（包括收購價4,887,300,000港元及估計開支112,800,000港元）與於二零零四年六月三十日收購前之資產淨值4,622,300,000港元（包括於二零零四年六月三十日之淨資產4,304,000,000港元惟不包括於二零零四年六月三十日該業務之銀行結餘及現金、與ATCO集團公司間之銷售賬款或採購賬款、應收或應付ATCO關連方之款項、可退回税款、應繳税項、遞延税項資產及遞延税項負債合共318,300,000港元）兩者之差額。

3. 備考財務資料乃按在各重大方面與本公司之會計政策相符之形式而編製。

I. 股東特別大會

本公司謹定於二零零五年一月三日上午十時正假座香港中環干諾道中3號香港麗嘉酒店海景廳舉行股東特別大會，大會通告載於本通函第133頁至第134頁，會上將提呈一項普通決議案以供考慮並酌情批准該交易。

據董事經作出一切合理查詢後所知及確信，並無任何股東於該交易中擁有重大利益關係因而須放棄在股東特別大會上之投票權。

隨本通函附上股東特別大會適用之代表委任表格。無論 閣下能否親身出席股東特別大會，務請按隨附之代表委任表格上印列之指示填妥該表格並盡快交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，惟無論如何最遲須於大會或任何續會（視情況而定）指定舉行時間四十八小時前交回。 閣下填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會或任何續會（視情況而定）並於會上投票。

依據本公司之公司組織章程細則第74及75項，除非於宣佈舉手表決結果時或之前或任何其他提出以股數方式表決之要求被撤回之時，下列人士要求以股數方式表決，否則提交股東大會之決議案須以舉手方式表決：

(i) 大會主席；或

H. 擴大後集團之備考財務資料

以下為擴大後集團之備考未經審核經調整合併資產及負債報表概要，乃根據摘錄自創科集團截至二零零四年六月三十日止六個月中期報告內所載於二零零四年六月三十日之未經審核綜合資產淨值，以及本通函附錄四內所載該業務於二零零四年六月三十日之經審核綜合資產淨值而編製，並經就反映該交易之影響而作出調整。

	創科集團於二零零四年六月三十日之未經審核綜合資產負債表 *百萬港元*	該業務於二零零四年六月三十日之經審核綜合資產負債表 *百萬港元* *(附註1)*	調整 *百萬港元*	總額 *百萬港元*
物業、廠房及設備	863.9	1,152.1		2,016.0
商譽	635.6	3,010.0	377.8 *(附註2)*	4,023.4
負商譽	(31.0)	—		(31.0)
無形資產	178.7	113.9		292.6
聯營公司投資	132.1	—		132.1
證券投資	38.6	—		38.6
遞延稅項資產	300.7	148.2	(148.2) *(附註2)*	300.7
其他資產	1.2	31.2		32.4
流動資產				
銷售賬款及其他應收賬	1,579.1	1,003.8	(30.4) *(附註2)*	2,552.5
應收ATCO關連方之款項	—	560.8	(560.8) *(附註2)*	—
可退回稅款	1.1	0.8	(0.8) *(附註2)*	1.1
其他流動資產	2,996.3	975.0	—	3,971.3
銀行結餘、存款及現金	1,971.0	16.4	(5,016.5) *(附註2)*	(3,029.1)
流動資產總值	6,547.5	2,556.8	(5,608.5)	3,495.8
流動負債				
採購賬款、應付票據及其他應付賬	(3,427.3)	(725.4)	35.1 *(附註2)*	(4,117.6)
應付ATCO關連方之款項	—	(822.9)	822.9 *(附註2)*	—
應繳稅項	(108.2)	(4.7)	4.7 *(附註2)*	(108.2)
其他流動負債	(862.8)	(749.6)	—	(1,612.4)
流動負債總額	(4,398.3)	(2,302.6)	862.7	(5,838.2)
總資產減流動負債	4,269.0	4,709.6	(4,516.2)	4,462.4
融資租賃之承擔 — 於一年後到期	(3.2)	(146.6)		(149.8)
銀行借貸 — 於一年後到期	(1,405.5)	—	—	(1,405.5)
其他應付賬	—	(34.3)		(34.3)
遞延稅項負債	(47.9)	(212.2)	212.2 *(附註2)*	(47.9)
少數股東權益	(64.6)	—		(64.6)
撥備	—	(12.5)		(12.5)
	(1,521.2)	(405.6)	212.2	(1,714.6)
資產淨值	2,747.8	4,304.0	(4,304.0)	2,747.8

加入該業務將使擴大後集團可結合其在推出產品及工藝技術、設計和採購之能力。該交易亦會加強創科集團在全球電動工具業(尤其是美國及歐洲市場)和高端產品市場之品牌組合及分銷網。隨著整體經濟改善，對該業務之產品需求預期會增加。此外，透過存貨管理及持續開發具創意之新產品，在提升盈利方面亦有相當發展空間。擴大後集團擬專注核心業務，並會把握機會拓展具備可為股東創造價值之潛力市場。憑藉穩固之核心業務、持續擴展產品系列及多元化拓展市場，擴大後集團處於有利位置面對未明朗之經濟前景仍可保持強勁增長勢頭。

G. 進行該交易之理由及得益

董事相信收購該業務將有助鞏固本公司在全球電動工具業之領導地位。透過收購METCO，本公司將取得Milwaukee®此個以專業技術人員為對象兼具穩固基礎及知名度之美國電動工具品牌。而透過收購AET，本公司將取得AEG®此個以專業技術人員為對象之知名歐洲電動工具品牌。此外，董事相信METCO之工藝技術及設計能力可以在本公司之現有產品組合中得到充份發揮。

該交易尤其使本公司可以：

(a) 提高本公司產品過往在歐洲偏低之市場佔有率；

(b) 憑藉該業務擁有之獨立經銷商網絡，擴展本公司產品之現有經銷渠道，從而使客戶基礎更趨多元化；

(c) 借助METCO及AET之經銷網絡，加強銷售其過往未涉足之現有產品，如加壓清洗機、氣動敲釘機、平台及固定式工具、濕／乾式吸塵機及激光量度儀等之銷售；

(d) 與其他在世界各地提供廣泛系列較高價位產品之主要環球工具製造商展開更有力之競爭；

(e) 晉身為其中一家主要電動工具配件供應商，從而進一步補足及加強本公司之採購能力，同時鞏固本公司在如圓孔鋸、往復式鋸、線鋸片、專業用鑽頭等各類產品之市場地位；及

(f) 憑藉該業務掌握之設計、工藝及生產技術，將為北美洲及歐洲市場上之若干主要產品類別提供具關鍵作用之專業支援。

資本架構

於二零零四年六月三十日，該業務之資產淨值為551,800,000美元，包括非流動資產571,200,000美元、流動資產327,800,000美元、非流動負債52,000,000美元及流動負債295,200,000美元。

其他

於二零零四年六月三十日，該業務並無任何重大投資或以業務資產作抵押。於二零零四年六月三十日，該業務之或然負債為300,000美元，主要來自擔保。此外，該業務牽涉多宗關於侵犯專利權、品牌市場推廣及產品責任之法律訴訟。該業務之管理層相信上述法律訴訟之裁決將不會對該業務構成任何重大不利財務影響。

D. 有關ATCO之資料

ATCO為一家總部位於瑞典斯德哥爾摩之環球工業集團之母公司。於二零零三年，ATCO之營業收入為44,600,000,000瑞典克朗（約45,800,000,000港元），其中98%之營業收入來自瑞典境外，僱用員工接近26,000名。ATCO開發、製造及經銷電動及氣動式工具、壓縮氣設備及發電機、建築及採礦設備、裝配系統，以及提供相關服務及設備租賃。有關詳情請瀏覽以下網站：www.atlascopco-group.com（該網站之資料並不構成本通函之部份內容）。

E. 有關本公司之資料

本公司創立於一九八五年，現為其中一家業務迅速增長之主要家居裝修工具供應商，在全球僱用約16,300名員工。本公司在全球擁有之品牌組合包括RYOBI®電動工具、HOMELITE®及RYOBI®戶外園藝電動工具、ROYAL®、DIRT DEVIL®、REGINA®及VAX®地板護理產品。本公司自一九九零年在聯交所上市後業務持續增長，過去九年之營業額均取得雙位數增長。本公司亦為恒生綜合指數旗下恒生香港中型股指數、摩根士丹利資本國際香港指數、富時環球香港指數及富時／恒生亞洲耐用品指數之成份股。有關詳情請瀏覽以下網站：www.ttigroup.com（該網站所載資料並不構成本通函之部份內容）。

F. 擴大後集團之業務及財務前景

儘管全球經濟保持復甦跡象，經濟前景仍未明朗。管理層專注透過有效之市場推廣、產品創新及整合業務工序，藉以提高收入及盈利。創科集團一直維持低成本架構，將生產廠房設於中國，並與主要供應商及經銷商保持穩固關係。電動工具及戶外園藝電動工具業務方面，創科集團擬專注推出新產品，同時結合發揮RYOBI®、HOMELITE®及RIDGID®品牌之優勢，達致產品系列多元化及提高市場佔有率。創科集團亦擬加強市場推廣力度以提高地板護理產品、太陽能產品、激光及電子量度儀業務之品牌知名度。

融資現金流量

截至二零零四年六月三十日止六個月之融資現金流出量為7,100,000美元，以營運現金流量正數抵銷ATCO集團現金總匯之負結餘（其為安排與ATCO集團控股公司間之透支備用信貸）。

二零零三財政年度之融資現金流量為10,900,000美元。因收購DreBo關係，該業務在ATCO集團現金總匯之負結餘增加。

二零零二財政年度之融資現金流出量為16,800,000美元，以營運現金流量正數抵銷ATCO集團現金總匯之負結餘。

二零零一財政年度之融資現金流出量為45,000,000美元，以大額之營運現金流量正數抵銷ATCO集團現金總匯之負結餘。

ATCO集團現金總匯於各期間之初出現負結餘乃歸因於通常於下半年度派發股息所致。

資本負債比率

截至二零零三年十二月三十一日止三個年度及截至二零零四年六月三十日止六個月，資本負債比率（銀行借貸、ATCO集團現金總匯借貸、應付融資租約款項、退休金及相若承擔除以股東權益）分別約為28.8%、30.0%、38.3%及37.5%。二零零三年之資本負債比率上升歸因於二零零三年四月為收購DreBo而進行融資所致。

營運資金分析

截至二零零三年十二月三十一日止三個年度及截至二零零四年六月三十日止六個月，存貨值分別為100,100,000美元、126,900,000美元、118,700,000美元及125,000,000美元。

截至二零零三年十二月三十一日止三個年度及截至二零零四年六月三十日止六個月，銷售賬款分別為103,000,000美元、108,300,000美元、115,900,000美元及119,300,000美元。

截至二零零三年十二月三十一日止三個年度及截至二零零四年六月三十日止六個月，採購賬款分別為31,700,000美元、35,500,000美元、29,900,000美元及39,700,000美元。

(d) **流動資金及財政資源**

以往該業務之主要資金來源為營運所得現金及ATCO中央資源提供之資金。該業務之營運資金變動一般與該業務之銷量變動有直接關連。該業務將資金主要用於收購及投資。

營運現金流量

截至二零零四年六月三十日止六個月之營運現金流量為18,300,000美元。營運資金增加10,900,000美元，主要歸因於歐洲之生產廠房為準備迎接二零零四年下半年度之預計付運高峯期而累積存貨所致。就季節而言，每年下半年度之銷量較上半年度強勁。

二零零三年之營運現金流量為75,500,000美元。營運資金減少21,400,000美元，主要歸因於在北美洲持續推行存貨管理及客戶回報率下降所致。歐洲方面，裝配工序由德國遷往捷克共和國引致存貨積壓之暫時性現象好轉，存貨量因而下降。

二零零二年之營運現金流量為37,500,000美元。營運資金增加7,000,000美元，主要歸因於北美洲市場在年末最後兩個月出現意想不到之疲弱而且幅度頗大，令存貨量急增所致。歐洲方面，裝配工序遷往捷克共和國令致存貨增加。

二零零一年之營運現金流量為62,400,000美元。銷量下降令營運資金減少16,300,000美元。

投資現金流量

截至二零零四年六月三十日止六個月之投資現金流出量為10,800,000美元。重大投資包括改良密爾沃基市之廠房設施和一條鋸片生產線之CNC機械及工具。

二零零三財政年度之投資現金流出量為86,200,000美元。於二零零三年，ATCO以61,600,000美元代價收購DreBo。二零零三年之物業及機器投資金額為21,400,000美元，該業務投資於密爾沃基市之大樓、電池產品及CNC機械。

二零零二財政年度之投資現金流出量為20,600,000美元。於二零零二年，該業務延續二零零一年對自動化鋸片生產線和有關Sawzalls®、圓孔鋸及帶鋸片之熱處理系統之投資。

二零零一財政年度之投資現金流出量為18,500,000美元。年內對自動化鋸片生產線進行投資。

商譽攤銷

二零零二財政年度之商譽攤銷金額為11,000,000美元，維持於二零零一年水平不變。

其他營運收入及開支

二零零二財政年度之其他營運收入及開支為負2,300,000美元，相比於二零零一年則為負500,000美元。

經營溢利

二零零二財政年度之經營溢利為31,300,000美元（或約相當於營業額之4.7%），相比於二零零一財政年度則為32,100,000美元（或約相當於營業額之5.0%），減幅約2.5%或800,000美元。此反映出兩個年度重組開支及市場推廣費用之差距，抵銷了北美洲市場銷量增加之影響。

財務收入及開支

截至二零零二年十二月三十一日止年度之財務開支淨額為5,000,000美元，相比於截至二零零一年十二月三十一日止年度則為7,300,000美元，開支減少部份歸因於利率下調所致。

稅項

截至二零零二年十二月三十一日止年度之稅項開支為14,600,000美元，相比於二零零一年則為13,000,000美元。

純利

截至二零零二年十二月三十一日止年度之純利為11,700,000美元，相比於截至二零零一年十二月三十一日止年度則為11,800,000美元，減幅約0.8%。

銷售額

二零零二年之營業額為664,500,000美元，相比於二零零一年則為644,700,000美元，增幅約3.1%，反映出欠佳之匯率走勢抵銷了銷量及價格上升之效應。

銷量增長主要由相對強勁之北美洲市場帶動，配件及附屬產品對銷量增長之貢獻良多。北美洲市場在家居用品中心和傳統銷售渠道之增長模式相若。歐洲業務受到中歐住宅建築市場需求疲弱之不利影響。繼在歐洲推出Milwaukee®品牌及對AEG®品牌之價格重新定位後，該業務在歐洲市場之產品整體價格得以提升。增添更多Milwaukee®品牌工具後之新產品組合令收入進一步增加。

毛利總額

二零零二財政年度扣除銷貨成本後之毛利總額為177,000,000美元（約相等於26.6%之毛利率），相比於二零零一財政年度則為169,400,000美元（約相等於26.3%之毛利率）。二零零二年之毛利總額反映該業務將大部份在歐洲之裝配工序由德國遷往捷克共和國引致之相關重組開支。在美國就生產架構變動而引致之相若重組開支已計入二零零一年度賬目中。未計重組開支前之利潤率改善主要由北美洲業務帶動，當地較佳之產品組合及配件銷售額上升，加上提升產能使用率，對業績之貢獻良多。

市場推廣費用

二零零二財政年度之市場推廣費用總額為77,800,000美元，相比於二零零一年則為70,200,000美元，增幅約10.8%，主要歸因於在歐洲為Milwaukee®品牌之面世及對AEG®品牌之重新定位而進行市場推廣活動所致。

行政費用

二零零二財政年度之行政費用總額為33,600,000美元，相比於二零零一年則為34,100,000美元，減幅約1.5%。

研究及開發費用

二零零二財政年度之研究及開發費用為21,000,000美元，相比於二零零一年則為21,500,000美元，反映對投入開發產品持續而堅定之承諾。

商譽攤銷

二零零三財政年度之商譽攤銷金額為12,600,000美元，相比於二零零二年則為11,000,000美元，增幅約14.5%。二零零三年增加之商譽攤銷與二零零三年四月收購DreBo有關。

其他營運收入及開支

二零零三財政年度之其他營運收入為900,000美元，相比於二零零二年之其他營運開支則為2,300,000美元。

經營溢利

二零零三財政年度之經營溢利為36,300,000美元(或約相當於營業額之5.2%)，相比於二零零二財政年度則為31,300,000美元(或約相當於營業額之4.7%)，增幅約16.0%或5,000,000美元。利潤率增加0.5%主要歸因於二零零三年之重組開支較二零零二年為低所致。

財務收入及開支

截至二零零三年十二月三十一日止年度之財務開支淨額為6,600,000美元，相比於截至二零零二年十二月三十一日止年度則為5,000,000美元，增幅約32.0%，主要歸因於為收購DreBo而進行融資所致。

稅項

截至二零零三年十二月三十一日止年度之稅項開支為16,700,000美元，相比於截至二零零二年十二月三十一日止年度則為14,600,000美元。

純利

截至二零零三年十二月三十一日止年度之純利為13,000,000美元，相比於截至二零零二年十二月三十一日止年度則為11,700,000美元，增幅約11.1%。

(c) **截至二零零二年十二月三十一日止年度與截至二零零一年十二月三十一日止年度之比較**

市場回顧

於二零零二年，北美洲市場之住宅興建量較對上年度增加，對專業級電動工具之需求相應殷切。然而，於年底市場明顯放緩。歐洲市場之需求疲弱，尤以德國為然。

美元疲弱尤其影響到亞洲市場所佔之銷售額，當地以歐羅計算之生產成本相對於以美元或其他和美元掛鈎貨幣計算之生產成本為高。美國家居用品中心於二零零三年初之存貨普遍過剩，存貨調整對該業務於二零零三年首季之銷售額產生不良影響。AEG®品牌之價格重新定位，包括審慎地退出若干家居用品中心業務，均影響到歐洲市場之銷售額。於二零零三年四月收購DreBo之影響足以抵銷歐洲業務以當地幣值計算銷售額之跌幅有餘，而配件業務於二零零三年亦持續向好發展。

毛利總額

二零零三財政年度扣除銷貨成本後之毛利總額為189,000,000美元（約相等於27.3%之毛利率），相比於二零零二財政年度則為177,000,000美元（約相等於26.6%之毛利率）。為在架構上改善營運效率，該業務持續推行轉移生產及採購工序往生產成本較低國家之策略。於二零零三年，在德國之裝配工序大部份已遷往捷克共和國，有關之重組開支已於二零零二年度賬目中反映。在墨西哥之新裝配廠房相關之重組開支已於二零零三年度賬目中反映。成本得到減省加上DreBo產品具有較高之平均利潤，局部抵銷了銷量下降產生之負面影響。

市場推廣費用

二零零三財政年度之市場推廣費用總額為80,700,000美元，相比於二零零二年則為77,800,000美元，增幅約3.7%，主要歸因於匯率走勢欠佳所致。

行政費用

二零零三財政年度之行政費用總額為40,100,000美元，相比於二零零二年則為33,600,000美元，增幅約19.3%，主要歸因於匯率走勢欠佳、收購DreBo及推行SAP之成本所致。

研究及開發費用

二零零三財政年度之研究及開發費用為20,200,000美元，相比於二零零二財政年度則為21,000,000美元。儘管於二零零三年市場相對疲弱，研究及開發費用並未有因此而縮減。

該業務優先開發新款及經改良之充電式產品（包括改良電池），以因應市場對性能更強大充電式工具之需求。該業務擴展非充電式及充電式工具產品系列，推出一款充電式冲擊式扳手及一系列充電式鑽孔機，以及一款附有樞軸把手之往復式鋸和一款金屬切割環形鋸。

其他營運收入及開支

其他營運收入及開支主要包括營運匯率差額及出售固定資產之資本收益／虧損。截至二零零四年六月三十日止六個月之其他營運收入為300,000美元。

經營溢利

截至二零零四年六月三十日止六個月之經營溢利為23,400,000美元（或約相當於營業額之6.6%），以實際金額及營運利潤率計均較對上年度同期有所增加。營運利潤率提高主要歸因於毛利率上升所致。

財務收入及開支

截至二零零四年六月三十日止六個月之財務開支淨額為3,600,000美元。

税項

截至二零零四年六月三十日止六個月之税項開支為9,200,000美元，較對上年度同期有所增加，反映盈利增幅可觀。

純利

截至二零零四年六月三十日止六個月之純利為10,600,000美元。

(b) **截至二零零三年十二月三十一日止年度與截至二零零二年十二月三十一日止年度之比較**

市場回顧

於二零零二年下半年度，北美洲市場對專業級電動工具之需求疲弱，此弱勢持續至二零零三年上半年度，至二零零三年下半年度方呈現復甦。歐洲方面，需求連續第三年倒退，尤以德國及北歐地區為然。整體而言，充電式工具之市場需求相對於非充電式工具之市場需求有較佳之改善。

銷售額

二零零三年之營業額為692,700,000美元，相比於二零零二年則為664,500,000美元，增幅約4%。匯率走勢（主要是美元兑歐羅貶值）及於二零零三年四月收購DreBo，抵銷了營業額下跌之影響。

毛利總額

截至二零零四年六月三十日止六個月之扣除銷貨成本後之毛利總額為106,800,000美元(約相等於30.3%之毛利率)。以實際金額及毛利率計算均較對上年度同期有所增加,此乃歸因於訂單量提高、於二零零三年四月收購DreBo、廠房產能使用率及營運效率得到提升所致。後者之提高部份歸因於在捷克啟用之新裝配廠成本遠較德國廠房之成本為低所致。

為改善營運效率,該業務繼續推行轉移生產工序往低生產成本國家之策略,在墨西哥之工具裝配廠已於二零零四年一月啟用。而零部件之採購亦繼續進行優化及提高向低生產成本國家採購之比率。

市場推廣費用

截至二零零四年六月三十日止六個月之市場推廣費用總額為44,200,000美元,較對上年度同期有所增加,主要歸因於匯率走勢欠佳及在歐洲持續進行Milwaukee®及AEG®品牌之市場推廣活動所致。

行政費用

截至二零零四年六月三十日止六個月之行政費用總額為21,700,000美元,較對上年度同期有所增加,主要歸因於匯率走勢欠佳(令行政費用增加約5%)、收購DreBo及推行標準會計計劃相關之成本所致。

研究及開發費用

截至二零零四年六月三十日止六個月之研究及開發費用為11,100,000美元,較對上年度同期有所增加。該業務持續專注開發新款及經改良之充電式工具(包括改良電池),以因應市場對更強性能充電式工具之需求。

商譽攤銷

截至二零零四年六月三十日止六個月之商譽攤銷金額為6,700,000美元,較對上年度同期有所增加。此乃歸因於二零零三年四月收購DreBo,並計算截至二零零四年六月三十日止全期六個月之商譽攤銷,相比於截至二零零三年六月三十日止六個月則僅計算三個月期間之商譽攤銷所致。

下表顯示該業務截至二零零三年十二月三十一日止三個年度及截至二零零四年六月三十日止六個月之經審核綜合營業額及溢利，乃摘錄自附錄三所載之會計師報告：

	截至十二月三十一日止年度			截至二零零四年六月三十日止六個月
	二零零一年	二零零二年	二零零三年	
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
營業額	644.7	664.5	692.7	352.0
除税前溢利	24.8	26.3	29.7	19.8
本年度／期間純利	11.8	11.7	13.0	10.6

附錄三所載該業務之會計師報告乃按照國際財務報告準則而編製。董事相信根據國際財務報告準則編製該業務之會計師報告與根據香港財務報告準則所編製者並無重大差異。

(a) **截至二零零四年六月三十日止六個月**

市場回顧

二零零四年初，在美國經濟持續改善之帶動下，北美洲市場呈現較強增長，其中以工業產品分銷及五金用具渠道之增長尤為強勁。歐洲方面，市場情況仍然呆滯，惟部份歐洲市場已初步呈現復甦跡象。

銷售額

截至二零零四年六月三十日止六個月呈報之銷售額為352,000,000美元，較對上年度同期有所增加，此乃歸因於總銷量增加、匯率走勢向好、收購DreBo及配件銷量增加所致。

該業務在北美洲之工業產品分銷及五金用具渠道呈現強勁增長，而家居用品中心渠道則主要因向Home Depot之供貨量下降而持續呆滯。歐洲方面，部份市場初步呈現經濟復甦跡象，而該業務亦取得一項為大型歐洲工業產品經銷商擔任主要供應商之新合約。銷售額增加亦部份歸因於計入DreBo於截至二零零四六月三十日止全期六個月之業績貢獻，相比於二零零三年同期則僅計入三個月之業績貢獻。此外，DreBo於截至二零零四年六月三十日止三個月期間之銷售額相比於二零零三年度相應期間之銷售額為高。

2. 業務及財務回顧

上市規則附錄十六第2段規定，通函內編列之各組財務報表須真確及公允地反映一家上市發行人將收購之業務、一家或多家公司之財政狀況，以及其營運業績和現金流量，並須最少包含以下部份：

(1) 資產負債表；

(2) 收入報表；

(3) 現金流量表；

(4) 股東權益變動表；

(5) 上文(1)至(4)項所述報表於對上年度相應期間之比較數字；及

(6) 會計政策及說明附註。

本通函附錄三所載該業務之會計師報告涵蓋截至二零零三年十二月三十一日止三個年度及截至二零零四年六月三十日止六個月等期間。換言之，按上市規則附錄十六第2(5)段規定，本通函須列載該業務於截至二零零三年六月三十日止六個月期間之比較數字（「比較數字」）。

該業務乃透過分佈全球之三十二個業務單元經營，其中僅有十個單元為純與該業務之營運相關之獨立單一法定實體。餘下二十二個單元乃屬於其他ATCO集團公司之組成部份。本公司已獲ATCO通知，此二十二個單元之管理賬目並非特定就該業務而編製。因此，如要編製比較數字，將需要因應該等業務單元另行制訂及搜集有關資料。此外，該業務之賬目中須以附註格式披露之資料按照瑞典會計準則乃屬毋須編製之中期資料，因此，該業務並未有予以編製。由於此等資料一般僅限於獨立單一之法定實體方具備之資料，故要以附註格式披露其他業務單元之資料將會非常困難。如要編製比較數字，ATCO將需要動員分佈全球之眾多員工參與大量協調工作，而且要搜集以往未制訂或記錄之資料將對ATCO構成異常繁重之工作負擔。基於二零零三年六月三十日距今已十六個月，ATCO不肯定可以提供編製比較數字所需之一切資料。因此，本公司已申請豁免上市規則附錄十六第2(5)段須列載比較數字之規定。

(e) 倘若買方違反其任何陳述、保證或責任，因而將令其未能符合履行其責任之條件，而又不能於各重大方面對違反事宜作出補救，或倘若本公司違反其他特定責任，則ATCO可終止協議。

8. 協議完成

該交易預期於所有條件已獲達成或豁免之該個月份最後一個營業日上午十時正(紐約時間)或買方與賣方同意之其他時間及地點完成。

該交易預期於二零零五年三月三十一日或之前完成。

C. 有關該業務之資料

1. 該業務之概略

METCO為重型手提式電動工具及配件之主要生產商及銷售商。該公司設計及銷售超過400款電動工具，由鑽孔機、Sawzall®品牌往復式鋸、環形鋸、研磨機及錘機以至適用於如鑽石鑽探機及Steel Hawg®切割系統等特定用途之工具等，以及超過3,500種配件。METCO大部份產品以具穩固基礎及知名度之Milwaukee®品牌經銷。METCO產品之最終用戶主要為專業技術人員，包括電氣技師、喉管技師、機械承建商、一般承建商、金屬加工商、HVAC／金屬薄板裝配商及加工商、維修保養專業人員、以及市政和公用設施施工人員等。METCO之銷售市場過往以北美洲為主，惟於二零零一及零二年間，該公司於澳洲及歐洲推出Milwaukee®品牌產品。

AET位於德國斯圖加特市附近之Winnenden，負責開發、製造及經銷AEG®及Milwaukee®兩個品牌之優質手提式電動工具及配件。AET之產品透過歐洲、亞洲、澳洲及南非之經銷公司銷售，主要供專業技術人員使用。

AET之同系公司DreBo為應用於混凝土、石工及石材之旋轉式碳化鑽頭之主要生產商。DreBo®產品付運予全球電動工具、配件及扣件之原件設備製造商(OEM)和工業產品及五金用品分銷商，上述所有產品均以客戶本身之品牌銷售。產品之最終用戶為建築公司、石材加固公司和扣件業。

(b) 獲得美國及德國相關之反壟斷法規批准，或適用之等待期已告屆滿或被終止；

(c) 按照上市規則之規定該交易已獲股東批准；及

(d) 賣方須全數償還所有於有關日期尚欠債務並獲解除所有相關之債權負擔(如有)，惟經訂約方同意可繼續承擔及已於收購價上反映之債務金額除外。

截至最後實際可行日期，上文(b)項條件已獲達成。

6. 中止交易費

基於ATCO於洽商該交易時所承擔之費用及開支，以及倘若該交易未能進行對其聲譽所構成之潛在損害，本公司已同意倘若該交易於股東特別大會上不獲股東批准，而購股協議在此之前並無根據其條款被終止，則本公司須於股東特別大會舉行日期起計三個營業日內向ATCO支付20,000,000美元(約相當於該業務收購價之3.2%)之中止交易費。董事確認上述中止交易費屬公平及合理，而本公司將會就支付中止交易費(如適用)發出適當公佈。

7. 終止協議

購股協議可於下列情況下予以終止：

(a) 本公司與ATCO於任何時候雙方書面同意；或

(b) 倘若該交易於二零零五年三月三十一日或之前仍未完成，本公司或ATCO可於上述日期(或雙方書面同意之較後日期)之後終止協議，惟倘若協議未能完成乃因擬終止協議之訂約一方未能在各主要方面遵守協議內所載之協定及契約條款，則該訂約方不能終止購股協議；或

(c) 倘若賣方違反購股協議內之任何陳述、保證或責任，因而將令本公司未能符合履行其責任之條件，而又不能對違反事宜及時作出補救，則本公司可終止協議；或

(d) 倘若(i)發生對該業務構成重大不利影響之事件或(ii)出現任何其他事件或條件，因而將有礙本公司符合履行其責任之條件，則本公司可終止協議；或

4. 收購價

該業務之收購價將於該交易完成時以現金支付，金額為626,600,000美元（約4,887,300,000港元）（包括調整前收購價712,800,000美元（約5,559,600,000港元）減去有關若干間出售公司之部份應計及未撥款支付退休後福利及就相關之遞延資產賬和若干應計項目作出調整之協定完成前調整金額86,200,000美元（約672,300,000港元））。收購價乃根據出售公司並無債務或現金及其有形資產淨值（其中並不包括現金及協定前調整金額在內）為285,000,000美元（約2,222,900,000港元）之基準計算。倘若上述協定完成賬目所示該業務之有形資產淨值低於285,000,000美元（約2,222,900,000港元），收購價將會按不足金額予以遞減。倘若上述協定完成賬目所示該業務之有形資產淨值高於285,000,000美元（約2,222,900,000港元），收購價將會按多出金額予以遞增。該業務於二零零四年六月三十日根據國際財務報告準則計算之有形資產淨值為292,000,000美元（約2,277,500,000港元）。於該交易完成後之九十日內，買方將會按照瑞典公認會計原則編製該業務之最終完成賬目。待最終完成賬目經訂約方同意後（或倘若未能於指定時間內達成協議則由一國際認可之獨立執業會計師行釐訂），任何對收購價必需作出之調整金額須於交付最終完成賬目後之三個營業日內支付。此外，於該交易完成後之五個營業日內，買方將會向賣方償付於協議完成時該業務所實際包含之現金，金額預計不超過37,000,000美元（約288,600,000港元）。

該業務之收購價乃基於多項因素，包括該業務在全球之市場佔有率、具穩固基礎及知名度之品牌、盈利潛力及增長前景等，經公平磋商後釐訂。董事相信該交易之條款屬公平及合理而且符合股東之整體利益。

本公司將從內部資源及可運用之銀行借貸支付該交易之收購價。

5. 條件

購股協議須待包括下列各項在內之條件獲達成或豁免，方可作實：

(a) 買方或賣方並無違反彼等各自之任何陳述、保證或契約條款，惟整體上對該業務不大可能會構成重大不利影響之違反陳述、保證及契約條款事宜除外；

於二零零四年九月二十日、二零零四年十月十一日及二零零四年十一月一日，本公司宣佈需要較多時間以搜集和整理若干資料，包括將載於本通函內根據國際財務報告準則編製該業務之會計師報告，從而符合上市規則之披露規定，本通函因而延期寄發。

根據上市規則第14.06(3)條，該交易構成本公司之主要交易，因此須於股東特別大會上獲股東批准。

本通函旨在向　閣下提供有關該交易、本公司、該業務及擴大後集團之進一步資料，以及向　閣下發出股東特別大會通告，於會上將提呈並酌情通過一項普通決議案以批准該交易。

B. 購股協議

以下為購股協議之主要條款概要。

1. 訂立協議日期

購股協議之訂立日期為二零零四年八月二十八日。

2. 訂約方

(a) ATCO、ACNA及ATHG為賣方；及

(b) 本公司及下列本公司之直接及間接附屬公司：RTG、TTINA、TTI GmbH、Techtronic Industries Asia Holdings (BVI)、Techtronic Industries NAFTA Holdings及A&M Industries S.a.r.l.，以及本公司於該交易完成時或之前可指定購入該業務或其中任何部份業務之其他附屬公司及實體為買方。

據董事經作出一切合理查詢後所知及確信，賣方及彼等之最終實益擁有人均為與本公司和本公司及其附屬公司之各董事、主要行政人員或主要股東及彼等各自之聯繫人士(定義見上市規則)並無關連之獨立人士。

3. 所收購之資產

買方將向賣方購入出售公司之全部已發行在外股份。出售公司之進一步資料載於本通函附錄五。



創科實業有限公司

（於香港註冊成立之有限公司）

（股份代號：669）

集團執行董事：
Horst Julius Pudwill先生
（主席兼行政總裁）
鍾志平先生
（董事總經理）
陳建華先生
陳志聰先生
浦上彰夫博士

非執行董事：
張定球先生

獨立非執行董事：
Joel Arthur Schleicher先生
Christopher Patrick Langley先生
Manfred Kuhlmann先生

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

敬啟者：

主要交易

建議收購
Atlas Copco AB 旗下
Milwaukee®、AEG® 及 DreBo® 電動工具
及配件業務公司

A. 緒言

於二零零四年八月三十日，董事會宣佈本公司已於二零零四年八月二十八日訂立購股協議，向賣方購入出售公司之全部已發行在外股份，出售公司合組成ATCO旗下現時以「Milwaukee®」、「AEG®」及「DreBo®」等品牌經營之電動工具及配件業務。

「TTINA」 指 Techtronic Industries North America, Inc.，其為位於美國特拉華州本公司之全資附屬公司

「UBS Investment Bank」 指 UBS AG香港分行，根據證券及期貨條例被視為屬於經營證券及期貨條例所界定之第1類（證券買賣）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）監管業務之註冊法團，並就該交易擔任本公司之財務顧問

「美元」 指 美元，美國法定幣值

「美國」 指 美利堅合眾國

除另有註明者外，本通函內之財務資料乃按照下列於二零零四年八月二十七日之適用兌換率折算為港元。上述折算僅為便於參閱之用，不應視之為表示有關款額經已按照或可以按照以下兌換率或任何其他兌換率折算為港元。

1.00美元 ： 7.7997港元
1.00瑞典克朗 ： 1.0270港元

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.10港元之普通股
「購股權」	指	根據現有計劃及已終止計劃賦予其持有人可合共認購74,451,000股新股份之74,451,000份已授出而尚未行使之購股權
「出售公司」	指	附錄五內所列合組成該業務之公司，包括Esstar Incorporated(METCO之控股公司)、AET及DreBo，以及相關之營運和控股公司連同其各自之附屬公司
「聯交所」	指	香港聯合交易所有限公司
「購股協議」	指	賣方與買方於二零零四年八月二十八日就該交易訂立之有條件購股協議
「創科集團」	指	本公司及其附屬公司
「已終止計劃」	指	本公司於二零零一年五月二十五日採納並於二零零二年三月二十八日終止之僱員購股權計劃
「該交易」	指	買方建議依據購股協議向賣方購入各間出售公司之全部已發行在外股份

「最後實際可行日期」	指	二零零四年十一月十九日，即本通函付印前確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「METCO」	指	Milwaukee Electric Tool Corporation，位於美國特拉華州之公司，現為ATCO之全資附屬公司，而於該交易完成時則會成為本公司之全資附屬公司
「訂約方」	指	購股協議之訂約方，即買方和賣方
「中國」	指	中華人民共和國(就本通函而言不包括香港、澳門及台灣)
「買方」	指	本公司及下列本公司之直接及間接附屬公司：RTG、TTINA、TTI GmbH、Techtronic Industries Asia Holdings (BVI)、Techtronic Industries NAFTA Holdings及A&M Industries S.a.r.l.，以及本公司於該交易完成時或之前可指定購入該業務或其中任何部份業務之其他附屬公司及實體
「RTG」	指	Ryobi Technologies GmbH，根據德國法例成立之公司，為本公司之全資附屬公司
「瑞典克朗」	指	瑞典克朗，瑞典法定幣值
「賣方」	指	ATCO、ACNA及ATHG

「可換股債券」	指	本公司發行於二零零九年到期總本金額為140,000,000美元(約1,092,000,000港元)之零息可換股債券
「董事」	指	本公司之董事
「DreBo」	指	DreBo Werkzeugfabrik GmbH,根據德國法例成立之公司,現為ATCO之全資附屬公司,而於該交易完成時則會成為本公司之全資附屬公司
「股東特別大會」	指	董事會謹訂於二零零五年一月三日上午十時正假座香港中環干諾道中3號香港麗嘉酒店海景廳舉行為提呈並酌情通過有關批准該交易之普通決議案而召開之股東特別大會(或任何續會)
「擴大後集團」	指	緊隨該交易完成後之創科集團
「歐羅」	指	歐羅,歐洲聯盟法定幣值
「現有計劃」	指	本公司於二零零二年三月二十八日採納之僱員購股權計劃
「公認會計原則」	指	公認會計原則
「香港財務報告準則」	指	香港財務報告準則
「港元」	指	港幣元,香港法定幣值
「香港」	指	中華人民共和國香港特別行政區
「國際財務報告準則」	指	國際財務報告準則

本通函內，除文義另有所指外，下列詞彙具以下涵義：

「ACNA」	指	Atlas Copco North America Inc.，其為位於美國特拉華州ATCO之全資附屬公司
「AET」	指	Atlas Copco Electric Tools GmbH，根據德國法例成立之公司，現為ATCO之全資附屬公司，而於該交易完成時則會成為本公司之全資附屬公司
「ATCO」	指	Atlas Copco AB，根據瑞典法例成立之公司，其股份在斯德哥爾摩、倫敦及法蘭克福證券交易所上市
「ATHG」	指	Atlas Copco Holding GmbH，根據德國法例成立之公司，為ATCO之全資附屬公司
「董事會」	指	本公司之董事會
「該業務」	指	ATCO 旗下之電動工具及配件業務，現時以「Milwaukee®」、「AEG®」及「DreBo®」等品牌透過METCO及AET和ATCO旗下若干其他附屬實體經營
「營業日」	指	除星期六、星期日或其他法例規定或允許在美國紐約之銀行休息日以外之任何一日
「本公司」	指	創科實業有限公司，於香港註冊成立之公眾股份有限公司，其股份在聯交所上市

目　錄

頁次

釋義 ii

董事會函件

A. 緒言 1

B. 購股協議 2
1. 訂立協議日期 2
2. 訂約方 2
3. 所收購之資產 2
4. 收購價 3
5. 條件 3
6. 中止交易費 4
7. 終止協議 4
8. 協議完成 5

C. 有關該業務之資料 5
1. 該業務之概略 5
2. 業務及財務回顧 6

D. 有關ATCO之資料 16

E. 有關本公司之資料 16

F. 擴大後集團之業務及財務前景 16

G. 進行該交易之理由及得益 17

H. 擴大後集團之備考財務資料 18

I. 股東特別大會 19

J. 推薦意見 20

K. 附加資料 20

附錄一 — 創科集團之財務資料 21

附錄二 — 創科集團截至二零零四年六月三十日止六個月之未經審核中期業績 71

附錄三 — 該業務之會計師報告 82

附錄四 — 擴大後集團之備考報表 118

附錄五 — 出售公司之資料 123

附錄六 — 一般資料 126

股東特別大會通告 133

此乃重要通函　謹請立即處理

閣下如對本通函之內容或應辦理之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**創科實業有限公司**之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或送交經手買賣或辦理轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



創科實業有限公司

（於香港註冊成立之有限公司）

（股份代號：669）

主要交易

建議收購
ATLAS COPCO AB 旗下
MILWAUKEE®、AEG® 及 DREBO® 電動工具
及配件業務公司

本公司之財務顧問



董事會（定義見本通函）函件載於本通函第1頁至第20頁。

創科實業有限公司謹訂於二零零五年一月三日上午十時正假座香港中環干諾道中3號香港麗嘉酒店海景廳舉行股東特別大會，大會通告載於本通函第133頁至第134頁。無論　閣下能否出席大會，務請按照隨附之代表委任表格上印列之指示填妥該表格並盡快交回**創科實業有限公司**之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，惟無論如何最遲須於大會或任何續會（視情況而定）指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，屆時仍可親身出席大會或任何續會（視情況而定）並於會上投票。

二零零四年十一月二十三日